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INDEX TO FINANCIAL STATEMENTS
Item 25. Financial Statements And Exhibits

As filed with the Securities and Exchange Commission on June 17, 2010

Securities Act File No. 333-155806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Post-Effective Amendment No. 5

Main Street Capital Corporation
(Exact name of registrant as specified in charter)

1300 Post Oak Boulevard, Suite 800
Houston, TX 77056
(713) 350-6000
(Address and telephone number,
including area code, of principal executive offices)

Vincent D. Foster
Chief Executive Officer
Main Street Capital Corporation
1300 Post Oak Boulevard, Suite 800
Houston, TX 77056
(Name and address of agent for service)

COPIES TO:
Jason B. Beauvais Vice President, General Counsel and Secretary Main Street Capital Corporation 1300 Post Oak Boulevard, Suite 800 Houston, TX 77056	Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, NW Washington, DC 20004-2415 Tel: (202) 383-0100 Fax: (202) 637-3593

Approximate date of proposed public offering:
From time to time after the effective date of this Registration Statement.

        If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

        It is proposed that this filing will become effective (check appropriate box): ☐ when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.01 par value per share	$300,000,000	$11,790(1)

(1)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED June 17, 2010

PROSPECTUS

$300,000,000

Main Street Capital Corporation

Common Stock

         We may offer, from time to time, up to $300,000,000 of our common stock, $0.01 par value per share, in one or more offerings. Our common stock may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. The offering price per share of our common stock, less any underwriting commissions or discounts, will not be less than the net asset value per share of our common stock at the time of the offering, except (i) with the consent of the majority of our common stockholders or (ii) under such other circumstances as the Securities and Exchange Commission may permit. On June 10, 2010, our common stockholders voted to allow us to issue common stock at a price below net asset value per share for a period of one year ending on the earlier of June 9, 2011 or the date of our 2011 annual stockholders meeting. Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock; however, we cannot issue shares of our common stock below net asset value unless our Board of Directors determines that it would be in our and our stockholders' best interests to do so. Shares of closed-end investment companies such as us frequently trade at a discount to their net asset value. This risk is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our common stock will trade above, at or below net asset value. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our common stock.

         Our common stock may be offered directly to one or more purchasers through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our common stock, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See "Plan of Distribution." We may not sell any of our common stock through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of such common stock.

         We are a principal investment firm focused on providing customized debt and equity financing to lower middle-market companies that operate in diverse industries. We seek to fill the current financing gap for lower middle-market businesses, which have more limited access to financing from commercial banks and other traditional sources. Given the current credit environment, we believe the limited access to financing for lower middle-market companies is even more pronounced.

         Our principal investment objective is to maximize our portfolio's total return by generating current income from our debt investments and capital appreciation from our equity and equity-related investments, including warrants, convertible securities and other rights to acquire equity securities in a portfolio company. We are an internally managed, closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940.

         Our common stock is listed on the Nasdaq Global Select Market under the symbol "MAIN." On June 15, 2010, the last reported sale price of our common stock on the Nasdaq Global Select Market was $15.25 per share.

         Investing in our common stock involves a high degree of risk, and should be considered highly speculative. See "Risk Factors" beginning on page 13 to read about factors you should consider, including the risk of leverage, before investing in our common stock.

         This prospectus and the accompanying prospectus supplement contain important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus and the accompanying prospectus supplement before investing and keep them for future reference. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056 or by telephone at (713) 350-6000 or on our website at www.mainstcapital.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains such information.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2010

        This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using the "shelf" registration process. Under the shelf registration process, we may offer, from time to time, up to $300,000,000 of our common stock on terms to be determined at the time of the offering. This prospectus provides you with a general description of the common stock that we may offer. Each time we use this prospectus to offer common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any accompanying prospectus supplement together with the additional information described under "Available Information" and "Risk Factors" before you make an investment decision.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any accompanying supplement to this prospectus. You must not rely on any unauthorized information or representations not contained in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus and any accompanying prospectus supplement is accurate as of the dates on their covers.

PROSPECTUS SUMMARY

        This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the entire prospectus and any prospectus supplement carefully, including the section entitled "Risk Factors."

Organization

        Main Street Capital Corporation ("MSCC") was formed on March 9, 2007, for the purpose of (i) acquiring 100% of the equity interests of Main Street Mezzanine Fund, LP ("MSMF") and its general partner, Main Street Mezzanine Management, LLC ("MSMF GP"), (ii) acquiring 100% of the equity interests of Main Street Capital Partners, LLC (the "Investment Manager"), (iii) raising capital in an initial public offering, which was completed in October 2007 (the "IPO"), and (iv) thereafter operating as an internally managed business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"). MSMF is licensed as a Small Business Investment Company ("SBIC") by the United States Small Business Administration ("SBA") and the Investment Manager acts as MSMF's manager and investment adviser. Because the Investment Manager, which employs all of the executive officers and other employees of MSCC, is wholly owned by us, we do not pay any external investment advisory fees, but instead we incur the net operating costs associated with employing investment and portfolio management professionals through the Investment Manager. The transactions discussed above were consummated in October 2007 and are collectively termed the "Formation Transactions."

        On January 7, 2010, MSCC consummated transactions (the "Exchange Offer") to exchange 1,239,695 shares (the "Exchange Shares") of its common stock for approximately 88% of the total dollar value of the limited partner interests in Main Street Capital II, LP ("MSC II" and, together with MSMF, the "Funds"). Pursuant to the terms of the Exchange Offer, 100% of the membership interests in the general partner of MSC II, Main Street Capital II GP, LLC ("MSC II GP"), were also transferred to MSCC for no consideration. MSC II commenced operations in January 2006, is an investment fund that operates as an SBIC and is also managed by the Investment Manager. The Exchange Offer and related transactions, including the transfer of the MSC II GP interests, are collectively termed the "Exchange Offer Transactions."

        Immediately following the completion of the Formation Transactions, Main Street Equity Interests, Inc. ("MSEI") was created as a wholly owned consolidated subsidiary of MSCC to hold certain of our portfolio investments. MSEI has elected for tax purposes to be treated as a taxable entity and is taxed at normal corporate tax rates based on its taxable income. The taxable income of MSEI may differ from its book income due to deferred tax timing differences as well as permanent differences. Similarly, MSC II has a wholly owned taxable subsidiary with the primary purpose of holding certain of its portfolio investments.

        We co-invested with MSC II in several existing portfolio investments prior to the IPO, but did not co-invest with MSC II subsequent to the IPO and prior to June 2008. On June 4, 2008, we received exemptive relief from the SEC to allow us to resume co-investing with MSC II in accordance with the terms of such exemptive relief. Most of the investments held by MSC II represent co-investments made with MSCC and/or MSMF.

        Unless otherwise noted or the context otherwise indicates, the terms "we," "us," "our" and "Main Street" refer to MSCC and its subsidiaries, including MSMF and MSMF GP, prior to the Exchange Offer Transactions and MSCC and its subsidiaries, including MSMF, MSMF GP, MSC II and MSC II GP, subsequent to the Exchange Offer Transactions.

Overview of our Business

        We are a principal investment firm focused on providing customized financing solutions to lower middle market companies, which we generally define as companies with annual revenues between $10 million and $100 million, that operate in diverse industries. We invest primarily in secured debt instruments, equity investments, warrants and other securities of lower middle market companies based in the United States. Our principal investment objective is to maximize our portfolio's total return by generating current income from our debt investments and realizing capital appreciation from our equity and equity-related investments, including warrants, convertible securities and other rights to acquire equity securities in a portfolio company. Our investments generally range in size from $2 million to $20 million. Our ability to invest across a company's capital structure, from senior secured loans to subordinated debt to equity securities, allows us to offer portfolio companies a comprehensive suite of financing solutions, or "one-stop" financing.

        We seek to fill the current financing gap for lower middle market businesses, which, historically, have had more limited access to financing from commercial banks and other traditional sources. Given the current credit environment, we believe the limited access to financing for lower middle market companies is even more pronounced. The underserved nature of the lower middle market creates the opportunity for us to meet the financing needs of lower middle market companies while also negotiating favorable transaction terms and equity participations. Providing customized, "one stop" financing solutions has become even more relevant to our portfolio companies in the current credit environment. We generally seek to partner directly with entrepreneurs, management teams and business owners in making our investments. Main Street believes that its core investment strategy has a lower correlation to the broader debt and equity markets.

        The level of new portfolio investment activity will fluctuate from period to period based upon our view of the current economic fundamentals, our ability to identify new investment opportunities that meet our investment criteria, and our ability to consummate identified opportunities. The level of new investment activity, and associated interest and fee income, will directly impact the timing of future investment income. In addition, the level of dividends paid by portfolio companies and the portion of our portfolio debt investments on non-accrual status will directly impact the timing of future investment income. While we intend to grow our portfolio and our investment income over the long-term, our growth and our operating results may be more limited during depressed economic periods. However, we intend to appropriately manage our cost structure and liquidity position based on applicable economic conditions and our investment outlook. The level of realized gains or losses and unrealized appreciation or depreciation will also fluctuate depending upon portfolio activity and the performance of our individual portfolio companies. The changes in realized gains and losses and unrealized appreciation or depreciation could have a material impact on our operating results.

        Our investments are made through both MSCC and the Funds. Since the IPO, MSCC and MSMF have co-invested in substantially every investment we have made. In addition, approximately 88% of the MSC II portfolio investments as of the date of the Exchange Offer represented co-investments with MSCC and/or MSMF. MSCC and the Funds share the same investment strategies and criteria in the lower middle market, although they are subject to different regulatory regimes. See "Regulation." An investor's return in MSCC will depend, in part, on the Funds' investment returns as MSMF is a wholly owned subsidiary of MSCC and as MSC II is a majority owned subsidiary of MSCC subsequent to the Exchange Offer.

        We typically seek to work with entrepreneurs, business owners and management teams to provide customized financing for strategic acquisitions, business expansion and other growth initiatives, ownership transitions and recapitalizations. In structuring transactions, we seek to protect our rights, manage our risk and create value by: (i) providing financing at lower leverage ratios; (ii) generally taking first priority liens on assets; and (iii) providing significant equity incentives for management teams of our portfolio companies. We prefer negotiated deals to widely conducted auctions because we believe widely conducted auction transactions often have higher execution risk and can result in potential conflicts among creditors and lower returns due to more aggressive valuation multiples and leverage ratios.

        As of March 31, 2010, Main Street had debt and equity investments in 38 core portfolio companies with an aggregate fair value of approximately $204.7 million and a weighted average effective yield on its debt investments of approximately 14.5%. Approximately 80% of Main Street's total core portfolio investments at cost were in the form of debt investments and 87% of such debt investments at cost were secured by first priority liens on the assets of Main Street's portfolio companies as of March 31, 2010. At March 31, 2010, Main Street had equity ownership in approximately 92% of its core portfolio companies and the average fully diluted equity ownership in those portfolio companies was approximately 34%. The weighted average yield was computed using the effective interest rates for all debt investments at March 31, 2010, including amortization of deferred debt origination fees and accretion of original issue discount but excluding any debt investments on non-accrual status.

        You should be aware that investments in the lower middle-market carry a number of risks including, but not limited to, investing in companies which have a limited operating history and financial resources and other risks common to investing in below investment grade debt and equity investments in private, smaller companies. Please see "Risk Factors—Risks Related to Our Investments" for a more complete discussion of the risks involved with investing in the lower middle-market.

        Our principal executive offices are located at 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056, and our telephone number is (713) 350-6000. We maintain a website at http://www.mainstcapital.com. Information contained on our website is not incorporated by reference into this prospectus or any prospectus supplement, and you should not consider that information to be part of this prospectus or any prospectus supplement.

Business Strategies

        Our principal investment objective is to maximize our portfolio's total return by generating current income from our debt investments and realizing capital appreciation from our equity and equity-related investments, including warrants, convertible securities and other rights to acquire equity securities in a portfolio company. We have adopted the following business strategies to achieve our investment objective:

  •
  Delivering Customized Financing Solutions.  We believe our ability to provide a broad range of customized financing solutions to lower middle market companies sets us apart from other capital providers that focus on providing a limited number of financing solutions. We offer to our portfolio companies customized debt financing solutions with equity components that are tailored to the facts and circumstances of each situation. Our ability to invest across a company's capital structure, from senior secured loans to subordinated debt to equity securities, allows us to offer our portfolio companies a comprehensive suite of financing solutions, or "one-stop" financing.

  •
  Focusing on Established Companies in the Lower Middle Market.  We generally invest in companies with established market positions, experienced management teams and proven revenue streams. Those companies generally possess better risk-adjusted return profiles than newer companies that are building management or are in the early stages of building a revenue base. In addition, established lower middle market companies generally provide opportunities for capital appreciation.

  •
  Leveraging the Skills and Experience of Our Investment Team.  Our investment team has significant experience in lending to and investing in lower middle market companies. The members of our investment team have broad investment backgrounds, with prior experience at private investment funds, investment banks and other financial services companies, and currently include eight certified public accountants and one chartered financial analyst. The expertise of our investment team in analyzing, valuing, structuring, negotiating and closing transactions should provide us with competitive advantages by allowing us to consider customized financing solutions and non-traditional and complex structures.

  •
  Investing Across Multiple Industries.  We seek to maintain a portfolio of investments that is appropriately balanced among various companies, industries, geographic regions and end markets. This portfolio balance is intended to mitigate the potential effects of negative economic events for particular companies, regions and industries.

  •
  Capitalizing on Strong Transaction Sourcing Network.  Our investment team seeks to leverage its extensive network of referral sources for investments in lower middle market companies. We have developed a reputation in our marketplace as a responsive, efficient and reliable source of financing, which has created a growing stream of proprietary deal flow for us.

  •
  Benefiting from Lower, Fixed, Long-Term Cost of Capital.  The SBIC licenses held by the Funds have allowed them to issue SBA-guaranteed debentures. SBA-guaranteed debentures carry long-term fixed rates that are generally lower than rates on comparable bank and other debt. Because lower cost SBA leverage is, and will continue to be, a significant part of our capital base through the Funds, our relative cost of debt capital should be lower than many of our competitors. In addition, the SBIC leverage that we receive through the Funds represents a stable, long-term component of our capital structure with proper matching of duration and cost compared to our portfolio investments.

Investment Criteria

        Our investment team has identified the following investment criteria that it believes are important in evaluating prospective portfolio companies. Our investment team uses these criteria in evaluating investment opportunities. However, not all of these criteria have been, or will be, met in connection with each of our investments.

  •
  Proven Management Team with Meaningful Equity Stake.  We look for operationally-oriented management with direct industry experience and a successful track record. In addition, we expect the management team of each portfolio company to have meaningful equity ownership in the portfolio company to better align our respective economic interests. We believe management teams with these attributes are more likely to manage the companies in a manner that both protects our debt investment and enhances the value of our equity investment.

  •
  Established Companies with Positive Cash Flow.  We seek to invest in established companies in the lower middle market with sound historical financial performance. We typically focus on companies that have historically generated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1 million to $10 million and commensurate levels of free cash flow. We generally do not invest in start-up companies or companies with speculative business plans.

  •
  Defensible Competitive Advantages/Favorable Industry Position.  We primarily focus on companies having competitive advantages in their respective markets and/or operating in industries with barriers to entry, which may help to protect their market position and profitability.

  •
  Exit Alternatives.  We exit our debt investments primarily through the repayment of our investment from internally generated cash flow and/or refinancing. In addition, we seek to invest in companies whose business models and expected future cash flows may provide alternate methods of repaying our investment, such as through a strategic acquisition by other industry participants or a recapitalization.

Recent Developments

        In May 2010, Main Street announced that it recently completed three new core portfolio investments collectively totaling $26.5 million in invested capital. As part of the new core portfolio additions, Main Street closed (i) a $16.0 million investment consisting of a second lien, secured debt investment, a preferred equity investment, and a common equity investment in one of the largest and fastest growing independent providers of trench safety solutions for underground maintenance and construction activities in the United States, (ii) a $3.0 million investment consisting of a first lien, secured debt investment with equity warrant participation in a provider of information technologies to mid-stream and upstream energy companies, and (iii) a $7.5 million investment consisting of a first lien, secured debt investment in a leading venue-based media and marketing company that provides integrated "out-of-home" advertising solutions to its clients.

        In June 2010, Main Street announced that it recently completed two new core portfolio investments. First, Main Street closed a $7.0 million total investment in Harrison Hydra-Gen, Ltd. ("HHG") to support a recapitalization and growth capital financing. HHG is a Houston, Texas based manufacturer of mobile hydraulic-driven generators for the fire apparatus, oilfield service and aerial work platform markets. In addition, Main Street closed an $8.3 million total investment in PPL RVs, Inc. ("PPL") to support a recapitalization and growth capital financing. PPL is one of the largest consigners of pre-owned recreational vehicles and online parts retailers in the United States.

        In addition to the new core portfolio investments, since March 31, 2010, Main Street has invested $9.5 million in privately placed, interest-bearing portfolio debt securities with a weighted average interest coupon of approximately 12%.

        On June 3, 2010, Main Street declared monthly dividends of $0.125 per share for each of July, August and September 2010. These monthly dividends equate to a total of $0.375 per share for the third quarter of 2010.

        Main Street's Annual Meeting of Stockholders was held on June 10, 2010. At the meeting, Main Street's stockholders (i) elected the incumbent directors for a term of one year; (ii) approved a proposal to authorize Main Street, with the approval of its independent directors, to sell shares of its common stock during the next twelve months at a price below its then current net asset value per share; and (iii) approved a proposal to ratify the appointment of Grant Thornton LLP as its independent registered public accounting firm for the year ending December 31, 2010.

The Offering

        We may offer, from time to time, up to $300,000,000 of our common stock, on terms to be determined at the time of the offering. Our common stock may be offered at prices and on terms to be disclosed in one or more prospectus supplements. The offering price per share of our common stock, less any underwriting commissions or discounts, will not be less than the net asset value per share of our common stock at the time of the offering, except (i) with the consent of the majority of our common stockholders (which we received from our stockholders at our June 10, 2010 annual stockholders meeting, for a period of one year ending on the earlier of June 9, 2011 or the date of our 2011 annual stockholders meeting) or (ii) under such other circumstances as the SEC may permit. Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock; however, we cannot issue shares of our common stock below net asset value unless our Board of Directors determines that it would be in our and our stockholders' best interests to do so.

        Our common stock may be offered directly to one or more purchasers by us or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will disclose the terms of the offering, including the name or names of any agents or underwriters involved in the sale of our common stock by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See "Plan of Distribution." We may not sell any of our common stock through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our common stock.

        Set forth below is additional information regarding the offering of our common stock:

Use of proceeds	We intend to use the net proceeds from any offering to make investments in lower middle-market companies in accordance with our investment objective and strategies described in this prospectus or any prospectus supplement, pay our operating expenses and other cash obligations and for general corporate purposes. Pending such uses, we may invest the net proceeds of any offering primarily in marketable securities and idle funds investments, which may include investments in secured intermediate term bank debt and other independently rated debt investments, consistent with our BDC election and our election to be taxed as a RIC. See "Use of Proceeds."
Nasdaq Global Select Market symbol	"MAIN"
Dividends

Our dividends and other distributions, if any, will be determined by our Board of Directors from time to time. Our ability to declare dividends depends on our earnings, our overall financial condition (including our liquidity position), maintenance of our RIC status and such other factors as our Board of Directors may deem relevant from time to time. From our IPO through the third quarter of 2008 we paid quarterly dividends, but in the fourth quarter of 2008 we began paying, and we intend to continue paying, monthly dividends to our stockholders.

Taxation

MSCC has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Internal Revenue Code (the "Code"). Accordingly, we generally will not pay corporate-level federal income taxes on any net ordinary income or capital gains that we distribute to our stockholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.

Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income. See "Material U.S. Federal Income Tax Considerations."

Dividend reinvestment plan

We have adopted a dividend reinvestment plan for our stockholders. The dividend reinvestment plan is an "opt out" reinvestment plan. As a result, if we declare dividends, then stockholders' cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash dividends. Stockholders who receive dividends in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their dividends in cash. See "Dividend Reinvestment Plan."

Trading at a discount

Shares of closed-end investment companies frequently trade at a discount to their net asset value. This risk is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value.

Risk factors	Investing in our common stock involves a high degree of risk. You should consider carefully the information found in "Risk Factors," including the following risks:

•       The current state of the economy and financial markets increases the likelihood of adverse effects on our financial position and results of operations. Continued economic adversity could impair our portfolio companies' financial positions and operating results and affect the industries in which we invest, which could, in turn, harm our operating results.

•       Our investment portfolio is and will continue to be recorded at fair value, with our Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of fair value and, as a result of the types of investments made, there is and will continue to be uncertainty as to the value of our portfolio investments.

• Our financial condition and results of operations depends on our ability to effectively manage and deploy capital.
• We may face increasing competition for investment opportunities.
• We have a limited operating history as a BDC and as a RIC.
• Regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital.
• The Funds are licensed by the SBA, and therefore subject to SBA regulations.
• Because we borrow money, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us.

•       We, through the Funds, issue debt securities guaranteed by the SBA and sold in the capital markets. As a result of its guarantee of the debt securities, the SBA has fixed dollar claims on the assets of the Funds that are superior to the claims of our common stockholders.

• We will be subject to corporate-level federal income tax if we are unable to qualify as a RIC under Subchapter M of the Code.
• We may not be able to pay you dividends, our dividends may not grow over time, and a portion of dividends paid to you may be a return of capital.

•       Because we intend to distribute substantially all of our income to our stockholders to maintain our status as a RIC, we will continue to need additional capital to finance our growth, and regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital.

•       Stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or issue securities to subscribe to, convert to or purchase shares of our common stock.

•       Our investments in portfolio companies involve higher levels of risk, and we could lose all or part of our investment. Investing in lower middle-market companies involves a number of significant risks. Among other things, these companies:

•       may have limited financial resources and may be unable to meet their obligations under their debt instruments that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees from subsidiaries or affiliates of our portfolio companies that we may have obtained in connection with our investment, as well as a corresponding decrease in the value of the equity components of our investments;

•       may have shorter operating histories, narrower product lines, smaller market shares and/or significant customer concentrations than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns;

•       are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation, termination or significant underperformance of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

•       generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

•       generally have less publicly available information about their businesses, operations and financial condition. We are required to rely on the ability of our management team and investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and may lose all or part of our investment.

• Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

•       We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

• Shares of closed-end investment companies, including BDCs, may trade at a discount to their net asset value.

•       We may be unable to invest a significant portion of the net proceeds from an offering or from exiting an investment or other capital on acceptable terms, which could harm our financial condition and operating results.

• The market price of our common stock may be volatile and fluctuate significantly.
See "Risk Factors" beginning on page 13 for a more complete discussion of these and other risks you should carefully consider before deciding to invest in shares of our common stock.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, or the "Exchange Act." You can inspect any materials we file with the SEC, without charge, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The information we file with the SEC is available free of charge by contacting us at 1300 Post Oak Boulevard, Suite 800, Houston, TX 77056, by telephone at (713) 350-6000 or on our website at http://www.mainstcapital.com. The SEC also maintains a website that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC's web site is http://www.sec.gov. Information contained on our website or on the SEC's web site about us is not incorporated into this prospectus, and you should not consider information contained on our website or on the SEC's website to be part of this prospectus.

 FEES AND EXPENSES

        The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you," "us" or "Main Street," or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	—%	(1)
Offering expenses (as a percentage of offering price)	—%	(2)
Dividend reinvestment plan expenses	—%	(3)

Total stockholder transaction expenses (as a percentage of offering price)	—%	(4)
Annual Expenses (as a percentage of net assets attributable to common stock):
Operating expenses	3.53%	(5)
Interest payments on borrowed funds	4.14%	(6)

Total annual expenses	7.67%	(7)

Example

        The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above. In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return	$78.6	$229.2	$371.2	$692.3

        The example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all dividends at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by (i) the market price per share of our common stock at the close of trading on the dividend payment date in the event that we use newly issued shares to satisfy the share requirements of the divided reinvestment plan or (ii) the average purchase price of all shares of common stock purchased by the administrator of the dividend reinvestment plan in the event that shares are purchased in the open market to satisfy the share requirements of the dividend reinvestment plan, which may be at, above or below net asset value. See "Dividend Reinvestment Plan" for additional information regarding our dividend reinvestment plan.

(1)
In the event that our common stock is sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)
In the event that we conduct on offering of our common stock, a corresponding prospectus supplement will disclose the estimated offering expenses.

(3)
The expenses of administering our dividend reinvestment plan are included in operating expenses.

(4)
Total stockholder transaction expenses may include sales load and will be disclosed in a future prospectus supplement, if any.

(5)
Operating expenses represent the estimated annual expenses of MSCC and its consolidated subsidiaries, including MSC II. There is a 12% minority ownership interest in MSC II not held by MSCC or its subsidiaries. The ratio of operating expenses to net assets, net of the expenses related to the minority interest in MSC II, would be 3.37%.

(6)
Interest payments on borrowed funds represent our estimated annual interest payments on borrowed funds.

(7)
The total annual expenses are the sum of operating expenses and interest payments on borrowed funds. In the future we may borrow money to leverage our net assets and increase our total assets.

RISK FACTORS

        Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus and any accompanying prospectus supplement, you should consider carefully the following information before making an investment in our common stock. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us might also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Economic Conditions

The current state of the economy and financial markets increases the likelihood of adverse effects on our financial position and results of operations. Continued economic adversity could impair our portfolio companies' financial positions and operating results and affect the industries in which we invest, which could, in turn, harm our operating results.

        The broader economic fundamentals of the United States economy remain at depressed levels. Unemployment levels remain elevated and consumer fundamentals remain depressed, which has led to significant reductions in spending by both consumers and businesses. In the event that the United States economy remains depressed, it is likely that the financial results of small-to mid-sized companies, like those in which we invest, could experience deterioration or limited growth from current levels, which could ultimately lead to difficulty in meeting their debt service requirements and an increase in defaults. In addition, the end markets for certain of our portfolio companies' products and services have experienced negative economic trends. We are seeing reduced operating results at several portfolio companies due to the general economic difficulties. We expect the trend of reduced operating results to continue into 2010. Consequently, we can provide no assurance that the performance of certain of our portfolio companies will not be negatively impacted by these economic or other conditions, which could also have a negative impact on our future results.

        Although we have been able to secure access to additional liquidity, including our $30 million investment credit facility and the increase in available leverage through the SBIC program as part of the 2009 Stimulus Bill, the current turmoil in the debt markets and uncertainty in the equity capital markets provides no assurance that debt or equity capital will be available to us in the future on favorable terms, or at all.

Risks Relating to Our Business and Structure

Our investment portfolio is and will continue to be recorded at fair value, with our Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of fair value and, as a result of the types of investments made, there is and will continue to be uncertainty as to the value of our portfolio investments.

        Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by us with our Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of fair value. Typically, there is not a public market for the securities of the privately held companies in which we have invested and will generally continue to invest. As a result, we value these securities quarterly at fair value based on inputs from management, a third party independent valuation firm and our audit committee and with the oversight, review and approval of our Board of Directors.

        The determination of fair value and consequently, the amount of unrealized gains and losses in our portfolio, are to a certain degree, subjective and dependent on a valuation process approved by our

Board of Directors. Certain factors that may be considered in determining the fair value of our investments include external events, such as private mergers, sales and acquisitions involving comparable companies. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize on one or more of our investments. As a result, investors purchasing our common stock based on an overstated net asset value would pay a higher price than the value of our investments might warrant. Conversely, investors selling shares during a period in which the net asset value understates the value of our investments will receive a lower price for their shares than the value of our investments might warrant.

Our financial condition and results of operations depends on our ability to effectively manage and deploy capital.

        Our ability to achieve our investment objective of maximizing our portfolio's total return by generating current income from our debt investments and capital appreciation from our equity and equity-related investments, including warrants, convertible securities and other rights to acquire equity securities in a portfolio company, depends on our ability to effectively manage and deploy capital, which depends, in turn, on our investment team's ability to identify, evaluate and monitor, and our ability to finance and invest in, companies that meet our investment criteria.

        Accomplishing our investment objective on a cost-effective basis is largely a function of our investment team's handling of the investment process, its ability to provide competent, attentive and efficient services and our access to investments offering acceptable terms. In addition to monitoring the performance of our existing investments, as a BDC we are required to offer managerial assistance to our portfolio companies, and provide such managerial assistance upon request. Therefore, members of our investment team are called upon, from time to time, to provide managerial assistance to some of our portfolio companies. These demands on their time may distract them or slow the rate of investment.

        Even if we are able to grow and build upon our investment operations, any failure to manage our growth effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. The results of our operations will depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if we cannot successfully operate our business or implement our investment policies and strategies as described herein, it could negatively impact our ability to pay dividends.

We may face increasing competition for investment opportunities.

        We compete for investments with other investment funds (including private equity funds, mezzanine funds, BDCs, and other SBICs), as well as traditional financial services companies such as commercial banks and other sources of funding. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us, including from federal government agencies. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. If we are forced to match our competitors' pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in lower middle market companies is underserved by traditional commercial banks and other financing sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

We are dependent upon our key investment personnel for our future success.

        We depend on the members of our investment team, particularly Vincent D. Foster, Todd A. Reppert, Rodger A. Stout, Curtis L. Hartman, Dwayne L. Hyzak and David L. Magdol, for the identification, review, final selection, structuring, closing and monitoring of our investments. These employees have significant investment expertise and relationships that we rely on to implement our business plan. Employment agreements with Messrs, Reppert, Stout, Hartman, Hyzak and Magdol expired on December 31, 2009. While all of these employees remain employed in their current positions, we have no current intention to enter into new employment agreements with such employees. Although we have entered into a non-compete agreement with Mr. Foster, we have no guarantee that he or any other employees will remain employed with us. If we lose the services of these individuals, we may not be able to operate our business as we expect, and our ability to compete could be harmed, which could cause our operating results to suffer.

Our success depends on attracting and retaining qualified personnel in a competitive environment.

        Our growth will require that we retain new investment and administrative personnel in a competitive market. Our ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, our ability to offer competitive wages, benefits and professional growth opportunities. Many of the entities, including investment funds (such as private equity funds and mezzanine funds) and traditional financial services companies, with which we compete for experienced personnel have greater resources than we have.

        The competitive environment for qualified personnel may require us to take certain measures to ensure that we are able to attract and retain experienced personnel. Such measures may include increasing the attractiveness of our overall compensation packages, altering the structure of our compensation packages through the use of additional forms of compensation, or other steps. The inability to attract and retain experienced personnel would have a material adverse effect on our business.

Our business model depends to a significant extent upon strong referral relationships, and our inability to maintain or develop these relationships, as well as the failure of these relationships to generate investment opportunities, could adversely affect our business.

        We expect that members of our management team will maintain their relationships with intermediaries, financial institutions, investment bankers, commercial bankers, financial advisors, attorneys, accountants, consultants and other individuals within our network, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our management team fails to maintain its existing relationships or develop new relationships with sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom members of our management team have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We have a limited operating history as a BDC and as a RIC.

        The 1940 Act imposes numerous constraints on the operations of BDCs. Prior to the completion of the IPO, we did not operate, and our management team had no experience operating, as a BDC under the 1940 Act or as a RIC under Subchapter M of the Code. As a result, we have limited operating results under these regulatory frameworks that can demonstrate either their effect on our business or our ability to manage our business under these frameworks. Our management team's limited experience in managing a portfolio of assets under such constraints may hinder our ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective. Furthermore, any failure to comply with the requirements imposed on BDCs by the 1940 Act could cause the SEC to bring an enforcement action against us. If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would further decrease our operating flexibility.

Regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital.

        Our business will require capital to operate and grow. We may acquire such additional capital from the following sources:

        Senior Securities.    We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as senior securities. As a result of issuing senior securities, we will be exposed to additional risks, including the following:

  •
  Under the provisions of the 1940 Act, we are permitted, as a BDC, to issue senior securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% immediately after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we will be prohibited from issuing debt securities or preferred stock and/or borrowing money from banks or other financial institutions until such time as we satisfy this test.

  •
  Any amounts that we use to service our debt or make payments on preferred stock will not be available for dividends to our common stockholders.

  •
  It is likely that any senior securities or other indebtedness we issue will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, some of these securities or other indebtedness may be rated by rating agencies, and in obtaining a rating for such securities and other indebtedness, we may be required to abide by operating and investment guidelines that further restrict operating and financial flexibility.

  •
  We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities and other indebtedness.

  •
  Preferred stock or any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock, including separate voting rights and could delay or prevent a transaction or a change in control to the detriment of the holders of our common stock.

        Additional Common Stock.    We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, warrants, options or rights to acquire our common stock, at a price below the current net asset value of the common stock if our Board of Directors determines that such sale is in the best interests of our stockholders, and our stockholders approve such sale. See "—Stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or issue securities to subscribe to, convert to or purchase shares of our common stock" for a discussion of proposals approved by our stockholders that permit us to issue shares of our common stock below net asset value. We may also make rights offerings to our stockholders at prices per share less than the net asset value per share, subject to applicable requirements of the 1940 Act. If we raise additional funds by issuing more common stock or senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our stockholders at that time would decrease, and they may experience dilution. Moreover, we can offer no assurance that we will be able to issue and sell additional equity securities in the future, on favorable terms or at all.

The Funds are licensed by the SBA, and therefore subject to SBA regulations.

        MSMF, our wholly owned subsidiary, and MSC II, our majority-owned subsidiary, are licensed to act as small business investment companies and are regulated by the SBA. The SBA also places certain limitations on the financing terms of investments by SBICs in portfolio companies and prohibits SBICs from providing funds for certain purposes or to businesses in a few prohibited industries. Compliance with SBA requirements may cause the Funds to forego attractive investment opportunities that are not permitted under SBA regulations.

        Further, the SBA regulations require that a licensed SBIC be periodically examined and audited by the SBA to determine its compliance with the relevant SBA regulations. The SBA prohibits, without prior SBA approval, a "change of control" of an SBIC or transfers that would result in any person (or a group of persons acting in concert) owning 10% or more of a class of capital stock of a licensed SBIC. If the Funds fail to comply with applicable SBIC regulations, the SBA could, depending on the severity of the violation, limit or prohibit its use of debentures, declare outstanding debentures immediately due and payable, and/or limit it from making new investments. In addition, the SBA can revoke or suspend a license for willful or repeated violation of, or willful or repeated failure to observe, any provision of the Small Business Investment Act of 1958 or any rule or regulation promulgated thereunder. Such actions by the SBA would, in turn, negatively affect us.

Because we borrow money, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us.

        Borrowings, also known as leverage, magnify the potential for gain or loss on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks of investing in our common stock. We, through the Funds, issue debt securities guaranteed by the SBA and sold in the capital markets. As a result of its guarantee of the debt securities, the SBA has fixed dollar claims on the assets of the Funds that are superior to the claims of our common stockholders. We may also borrow from banks and other lenders, including under the $30 million investment credit facility we entered into in October 2008. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources" for a discussion regarding our investment credit facility. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to pay common stock dividends. Leverage is generally considered a speculative investment technique.

        As of March 31, 2010, we, through the Funds, had $135 million of outstanding indebtedness guaranteed by the SBA, which had a weighted average annualized interest cost of approximately 5.80% (exclusive of deferred financing costs). The debentures guaranteed by the SBA have a maturity of ten years and require semi-annual payments of interest. We will need to generate sufficient cash flow to make required interest payments on the debentures. If we are unable to meet the financial obligations under the debentures, the SBA, as a creditor, will have a superior claim to the assets of the Funds over our stockholders in the event we liquidate or the SBA exercises its remedies under such debentures as the result of a default by us.

        Illustration.    The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below.

Assumed Return on Our Portfolio(1)
(net of expenses)

	(10.0)%	(5.0)%	0.0%	5.0%	10.0%
Corresponding net return to common stockholder	(21.0)%	(12.6)%	(4.3)%	4.1%	12.5%

(1)
Assumes $307.1 million in total assets, $135 million in debt outstanding, $183.8 million in net assets, and an average cost of funds of 5.80%. Actual interest payments may be different.

        Our ability to achieve our investment objective may depend in part on our ability to achieve additional leverage on favorable terms by issuing debentures guaranteed by the SBA, through the Funds, or by borrowing from banks or insurance companies, and there can be no assurance that such additional leverage can in fact be achieved.

SBIC regulations limit the outstanding dollar amount of SBA-guaranteed debentures that may be issued by an SBIC or group of SBICs under common control.

        The SBIC regulations currently limit the dollar amount of SBA-guaranteed debentures that can be issued by any one SBIC or group of SBICs under common control to $225 million. Moreover, an SBIC may not generally borrow an amount in excess of two times its regulatory capital. Because the Investment Manager provides investment management and advisory services to both Funds, MSMF and MSC II are a group of affiliated SBICs under common control. Thus, the dollar amount of SBA-guaranteed debentures that can be issued collectively by the Funds may be limited to $225 million, absent relief from the SBA. While we cannot presently predict whether or not we, through the Funds, will borrow the maximum permitted amount, if we reach the maximum dollar amount of SBA guaranteed debentures permitted, and thereafter require additional capital, our cost of capital may increase, and there is no assurance that we will be able to obtain additional financing on acceptable terms.

        Each of the Funds' current status as an SBIC does not automatically assure that it will continue to receive SBA-guaranteed debenture funding. Receipt of SBIC leverage funding is dependent upon the Funds continuing to be in compliance with SBIC regulations and policies. Moreover, the amount of SBIC leverage funding available to SBICs is dependent upon annual Congressional authorizations and in the future may be subject to annual Congressional appropriations. There can be no assurance that there will be sufficient debenture funding available at the times desired by the Funds.

We may experience fluctuations in our quarterly results.

        We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of portfolio dividend and fee income, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Our Board of Directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

        Our Board of Directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you dividends and cause you to lose all or part of your investment.

We will be subject to corporate-level federal income tax if we are unable to qualify as a RIC under Subchapter M of the Code.

        To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements:

  •
  The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income. For more information regarding tax treatment, see "Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company." Because we use debt financing, we are subject to certain asset coverage ratio requirements under the 1940 Act and are (and may in the future become) subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level federal income tax.

  •
  The source income requirement will be satisfied if we obtain at least 90% of our income for each year from distributions, interest, gains from the sale of stock or securities or similar sources.

  •
  The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships."

        Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses. Moreover, if we fail to maintain RIC tax treatment for any reason and are subject to corporate-level federal income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may not be able to pay you dividends, our dividends may not grow over time, and a portion of dividends paid to you may be a return of capital.

        We intend to pay monthly dividends to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to pay a specified level of cash dividends, previously projected dividends for future periods, or year-to-year increases in cash dividends. Our ability to pay dividends might be adversely affected by, among other things, the impact of one or more of the risk factors described herein. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC could limit our ability to pay dividends. All dividends will be paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations, each of the Funds' compliance with applicable SBIC regulations and such other factors as our Board of Directors may deem relevant from time to time. We cannot assure you that we will pay dividends to our stockholders in the future.

        When we make monthly distributions, we will be required to determine the extent to which such distributions are paid out of current or accumulated earnings, recognized capital gains or capital. To the extent there is a return of capital, investors will be required to reduce their basis in our stock for federal tax purposes. In the future, our distributions may include a return of capital.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

        For federal income tax purposes, we will include in income certain amounts that we have not yet received in cash, such as original issue discount, which may arise if we receive warrants in connection with the origination of a loan or possibly in other circumstances, or contractual payment-in-kind, or PIK, interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such original issue discounts or increases in loan balances as a result of contractual PIK arrangements will be included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash. Approximately 4.2% of our total investment income for the year ended December 31, 2009 was attributable to paid in kind interest.

        Since, in certain cases, we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. Accordingly, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level federal income tax. For additional discussion regarding the tax implications of a RIC, please see "Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company."

We may in the future choose to pay dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

        We may distribute taxable dividends that are payable in part in our stock. Under an IRS revenue procedure, up to 90% of any such taxable dividend declared on or before December 31, 2012 with respect to taxable years ended on or before December 31, 2011 could be payable in our stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain to the extent such distribution is properly designated as a capital gain dividend) to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

Each of the Funds, as an SBIC, may be unable to make distributions to us that will enable us to meet or maintain RIC status, which could result in the imposition of an entity-level tax.

        In order for us to continue to qualify for RIC tax treatment and to minimize corporate-level federal income taxes, we will be required to distribute substantially all of our net ordinary income and net capital gain income, including income from certain of our subsidiaries, which includes the income from the Funds. We will be partially dependent on the Funds for cash distributions to enable us to meet the RIC distribution requirements. The Funds may be limited by the Small Business Investment Act of 1958, and SBIC regulations governing SBICs, from making certain distributions to us that may be necessary to enable us to maintain our status as a RIC. We may have to request a waiver of the SBA's restrictions for the Funds to make certain distributions to maintain our eligibility for RIC status. We cannot assure you that the SBA will grant such waiver and if the Funds are unable to obtain a waiver, compliance with the SBIC regulations may result in loss of RIC tax treatment and a consequent imposition of an entity-level tax on us.

Because we intend to distribute substantially all of our income to our stockholders to maintain our status as a RIC, we will continue to need additional capital to finance our growth, and regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital.

        In order to satisfy the requirements applicable to a RIC and to minimize corporate-level federal income taxes, we intend to distribute to our stockholders substantially all of our net ordinary income and net capital gain income. We may carry forward excess undistributed taxable income into the next year, net of the 4% excise tax. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income. As a BDC, we generally are required to meet an asset coverage ratio, as defined in the 1940 Act, of at least 200% immediately after each issuance of senior securities. This requirement limits the amount that we may borrow. Because we will continue to need capital to grow our investment portfolio, this limitation may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so.

        While we expect to be able to borrow and to issue additional debt and equity securities, we cannot assure you that debt and equity financing will be available to us on favorable terms, or at all. In addition, as a BDC, we generally are not permitted to issue equity securities priced below net asset value without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new investment activities, and our net asset value could decline.

Stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or issue securities to subscribe to, convert to or purchase shares of our common stock.

        The 1940 Act prohibits us from selling shares of our common stock at a price below the then current net asset value per share of such stock, with certain exceptions. One such exception is prior stockholder approval of issuances below net asset value provided that our Board of Directors makes certain determinations. At our 2010 annual meeting of stockholders, our stockholders approved a proposal that authorizes us to sell shares of our common stock below the then current net asset value per share of our common stock in one or more offerings for a period of one year ending on the earlier of June 9, 2011 or the date of our 2011 annual stockholders meeting. Continued access to this exception will require approval of similar proposals at future stockholder meetings. At our 2008 annual meeting of stockholders, our stockholders also approved a proposal to authorize us to issue securities to subscribe to, convert to, or purchase shares of our common stock in one or more offerings. Any decision to sell shares of our common stock below the then current net asset value per share of our common stock or securities to subscribe to, convert to, or purchase shares of our common stock would be subject to the determination by our Board of Directors that such issuance is in our and our stockholders' best interests.

        If we were to sell shares of our common stock at a price below the then current net asset value per share, such sales would result in an immediate dilution to our net asset value per share. This dilution would occur as a result of the sale of shares at a price below the then current net asset value per share of our common stock and a proportionately greater decrease in a stockholder's interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance. In addition, if we issue securities to subscribe to, convert to or purchase shares of common stock, the exercise or conversion of such securities would increase the number of outstanding shares of our common stock. Any such exercise would be dilutive on the voting power of existing stockholders, and could be dilutive with regard to dividends and our net asset value, and other economic aspects of the common stock.

        Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect cannot be predicted; however, the example below illustrates the effect of dilution to existing stockholders resulting from the sale of common stock at prices below the net asset value of such shares.

        Illustration: Example of Dilutive Effect of the Issuance of Shares Below Net Asset Value.    Assume that Company XYZ has 1,000,000 total shares outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The net asset value per share of the common stock of Company XYZ is $10.00. The following table illustrates the reduction to net asset value, or NAV, and the dilution experienced by Stockholder A following the sale of 40,000 shares of the common stock of Company XYZ at $9.50 per share, a price below its NAV per share.

	Prior to Sale Below NAV	Following Sale Below NAV		Percentage Change
Reduction to NAV
Total Shares Outstanding	1,000,000	1,040,000		4.0%
NAV per share	$10.00	$9.98		(0.2)%
Dilution to Existing Stockholder
Shares Held by Stockholder A	10,000	0,000	(1)	0.0%
Percentage Held by Stockholder A	1.00%	0.96%		(3.8)%
Total Interest of Stockholder A in NAV	$100,000	$99,808		(0.2)%

(1)
Assumes that Stockholder A does not purchase additional shares in the sale of shares below NAV.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

        We, the Funds, and our portfolio companies are subject to applicable local, state and federal laws and regulations, including, without limitation, federal immigration laws and regulations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect. In addition, any change to the SBA's current debenture

SBIC program could have a significant impact on our ability to obtain lower-cost leverage, through the Funds, and therefore, our ability to compete with other finance companies.

        Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth herein and may result in our investment focus shifting from the areas of expertise of our investment team to other types of investments in which our investment team may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Terrorist attacks, acts of war or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

        Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

Risks Related to Our Investments

Our investments in portfolio companies involve higher levels of risk, and we could lose all or part of our investment.

        Investing in lower middle market companies involves a number of significant risks. Among other things, these companies:

  •
  may have limited financial resources and may be unable to meet their obligations under their debt instruments that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees from subsidiaries or affiliates of our portfolio companies that we may have obtained in connection with our investment, as well as a corresponding decrease in the value of the equity components of our investments;

  •
  may have shorter operating histories, narrower product lines, smaller market shares and/or significant customer concentrations than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns;

  •
  are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation, termination, or significant under-performance of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

  •
  generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

  •
  generally have less publicly available information about their businesses, operations and financial condition. We are required to rely on the ability of our management team and investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and may lose all or part of our investment.

        In addition, in the course of providing significant managerial assistance to certain of our portfolio companies as we may be required to provide as a BDC, certain of our officers and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, our officers and directors may be named as defendants in such litigation, which could result in an expenditure of funds (through our indemnification of such officers and directors) and the diversion of management time and resources.

The lack of liquidity in our investments may adversely affect our business.

        We invest, and will continue to invest in companies whose securities are not publicly traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. Our investments are usually subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies.

        We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected yield on the investment.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

        We invest primarily in secured term debt as well as equity issued by lower middle market companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

        Even though we may have structured certain of our investments as secured loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, and based upon principles of equitable subordination as defined by existing case law, a bankruptcy court could subordinate all or a portion of our claim to that of other creditors and transfer any lien securing such subordinated claim to the bankruptcy estate. The principles of equitable subordination defined by case law have generally indicated that a claim may be subordinated only if its holder is guilty of misconduct or where the senior loan is re-characterized as an equity investment and the senior lender has actually provided significant managerial assistance to the bankrupt debtor. We may also be subject to lender liability claims for actions taken by us with respect to a borrower's business or instances where we exercise control over the borrower. It is possible that we could become subject to a lender's liability claim, including as a result of actions taken in rendering significant managerial assistance, as we may be required to provide as a BDC, or actions to compel and collect payments from the borrower outside the ordinary course of business.

Second priority liens on collateral securing loans that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

        Certain loans that we make are secured by a second priority security interest in the same collateral pledged by a portfolio company to secure senior debt owed by the portfolio company to commercial banks or other traditional lenders. Often the senior lender has procured covenants from the portfolio company prohibiting the incurrence of additional secured debt without the senior lender's consent. Prior to and as a condition of permitting the portfolio company to borrow money from us secured by the same collateral pledged to the senior lender, the senior lender will require assurances that it will control the disposition of any collateral in the event of bankruptcy or other default. In many such cases, the senior lender will require us to enter into an "intercreditor agreement" prior to permitting the portfolio company to borrow from us. Typically the intercreditor agreements we are requested to execute expressly subordinate our debt instruments to those held by the senior lender and further provide that the senior lender shall control: (1) the commencement of foreclosure or other proceedings to liquidate and collect on the collateral; (2) the nature, timing and conduct of foreclosure or other collection proceedings; (3) the amendment of any collateral document; (4) the release of the security interests in respect of any collateral; and (5) the waiver of defaults under any security agreement. Because of the control we may cede to senior lenders under intercreditor agreements we may enter, we may be unable to realize the proceeds of any collateral securing some of our loans.

        Finally, the value of the collateral securing our debt investment will ultimately depend on market and economic conditions, the availability of buyers and other factors. Therefore, there can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by our first or second priority liens. There is also a risk that such collateral securing our investments will decrease in value over time, will be difficult to sell in a timely manner, will be difficult to appraise and will fluctuate in value based upon the success of the portfolio company and market conditions. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by our second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company's remaining assets, if any.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

        We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Although we seek to maintain a diversified portfolio in accordance with our business strategies, to the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market's assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our RIC asset diversification requirements, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies.

We generally will not control our portfolio companies.

        We do not, and do not expect to, control the decision making in many of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest will make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, will take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that would decrease the value of our portfolio holdings.

Defaults by our portfolio companies will harm our operating results.

        A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to non-payment of interest and other defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Any unrealized losses we experience on our loan portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

        As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our Board of Directors. Decreases in the market values or fair values of our investments will be recorded as unrealized depreciation. Any unrealized losses in our loan portfolio could be an indication of a portfolio company's inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

        We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments could negatively impact our return on equity, which could result in a decline in the market price of our common stock.

Changes in interest rates may affect our cost of capital and net investment income.

        Some of our debt investments will bear interest at variable rates and the interest income from these investments could be negatively affected by decreases in market interest rates. In addition, an increase in interest rates would make it more expensive to use debt to finance our investments. As a result, a significant increase in market interest rates could increase our cost of capital, which would reduce our net investment income. Also, an increase in interest rates available to investors could make an investment in our common stock less attractive if we are not able to increase our dividend rate, a situation which could reduce the value of our common stock. Conversely, a decrease in interest rates may have an adverse impact on our returns by requiring us to seek lower yields on our debt investments and by increasing the risk that our portfolio companies will prepay our debt investments, resulting in the need to redeploy capital at potentially lower rates. A decrease in market interest rates may also adversely impact our returns on idle funds, which would reduce our net investment income.

We may not realize gains from our equity investments.

        Certain investments that we have made in the past and may make in the future include warrants or other equity securities. Investments in equity securities involve a number of significant risks, including the risk of further dilution as a result of additional issuances, inability to access additional capital and failure to pay current distributions. Investments in preferred securities involve special risks, such as the risk of deferred distributions, credit risk, illiquidity and limited voting rights. In addition, we may from time to time make non-control, equity investments in portfolio companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We often seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these puts rights for the consideration provided in our investment documents if the issuer is in financial distress.

Risks Relating to an Offering of Our Common Stock

Shares of closed-end investment companies, including BDCs, may trade at a discount to their net asset value.

        Shares of closed-end investment companies, including BDCs, may trade at a discount from net asset value. This characteristic of closed-end investment companies and BDCs is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our common stock will trade at, above or below net asset value. In addition, if our common stock trades below net asset value, we will generally not be able to issue additional common stock at the market price unless our stockholders approve such a sale and our Board of Directors makes certain determinations. See "—Risks Relating to Our Business and Structure—Stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or issue securities to subscribe to, convert to or purchase shares of our common stock" for a discussion of a proposal approved by our stockholders that permits us to issue shares of our common stock below net asset value.

We may be unable to invest a significant portion of the net proceeds from an offering or from exiting an investment or other capital on acceptable terms, which could harm our financial condition and operating results.

        Delays in investing the net proceeds raised in an offering or from exiting an investment or other capital may cause our performance to be worse than that of other fully invested BDCs or other lenders or investors pursuing comparable investment strategies. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of any offering or from exiting an investment or other capital on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

        We anticipate that, depending on market conditions and the amount of the capital, it may take us a substantial period of time to invest substantially all the capital in securities meeting our investment objective. During this period, we will invest the capital primarily in marketable securities and idle funds investments, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay during such period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective. In addition, until such time as the net proceeds of any offering or from exiting an investment or other capital are invested in securities meeting our investment objective, the market price for our common stock may decline. Thus, the initial return on your investment may be lower than when, if ever, our portfolio is fully invested in securities meeting our investment objective.

Our marketable securities and idle funds investments are subject to risks including risks similar to our portfolio company investments in the lower middle market.

        Marketable securities and idle funds investments can include, among other things, secured debt investments, independently rated debt investments and diversified bond funds. Many of these investments in debt obligations are, or would be if rated, below investment grade quality. Indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, similar to our portfolio investments in the lower middle market. See "—Risks Related to Our Investments—Our investments in portfolio companies involve higher levels of risk, and we could lose all or part of our investment." Many of these marketable securities and idle funds investments are purchased through over the counter or other markets and are therefore liquid at the time of purchase but may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. See "—Risks Related to Our Investments—The lack of liquidity in our investments may adversely affect our business" for a description of risks related to holding illiquid investments. In addition, domestic and foreign markets are complex and interrelated, so that events in one sector of the world markets or economy, or in one geographical region, can reverberate and have materially negative consequences for other market, economic or regional sectors in a manner that may not be foreseen and which may materially affect the market price of our marketable securities and idle funds investments. Other risks that our portfolio company investments in the lower middle market are subject to are also applicable to these marketable securities and idle funds investments. See "—Risks Related to Our Investments" for risks affecting our portfolio company investments in the lower middle market.

Investing in our common stock may involve an above average degree of risk.

        The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies involve higher levels of risk, and therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.

The market price of our common stock may be volatile and fluctuate significantly.

        Fluctuations in the trading prices of our shares may adversely affect the liquidity of the trading market for our shares and, if we seek to raise capital through future equity financings, our ability to raise such equity capital. The market price and liquidity of the market for our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

  •
  significant volatility in the market price and trading volume of securities of BDCs or other companies in our sector, which are not necessarily related to the operating performance of these companies;

  •
  changes in regulatory policies, accounting pronouncements or tax guidelines, particularly with respect to RICs, BDCs or SBICs;

  •
  inability to obtain any exemptive relief that may be required by us in the future from the SEC;

  •
  loss of our BDC or RIC status or either of the Funds' status as an SBIC;

  •
  changes in our earnings or variations in our operating results;

  •
  changes in the value of our portfolio of investments;

  •
  any shortfall in our investment income or net investment income or any increase in losses from levels expected by investors or securities analysts;

  •
  loss of a major funding source;

  •
  fluctuations in interest rates;

  •
  the operating performance of companies comparable to us;

  •
  departure of our key personnel;

  •
  global or national credit market changes; and

  •
  general economic trends and other external factors.

Provisions of the Maryland General Corporation Law and our articles of incorporation and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

        The Maryland General Corporation Law and our articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying or making difficult a change in control of our company or the removal of our incumbent directors. The existence of these provisions, among others, may have a negative impact on the price of our common stock and may discourage third-party bids for ownership of our company. These provisions may prevent any premiums being offered to you for our common stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        Some of the statements in this prospectus and any accompanying prospectus supplement constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus and any accompanying prospectus supplement may include statements as to:

  •
  our future operating results and dividend projections;

  •
  our business prospects and the prospects of our portfolio companies;

  •
  the impact of the investments that we expect to make;

  •
  the ability of our portfolio companies to achieve their objectives;

  •
  our expected financings and investments;

  •
  the adequacy of our cash resources and working capital; and

  •
  the timing of cash flows, if any, from the operations of our portfolio companies.

        In addition, words such as "anticipate," "believe," "expect" and "intend" indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus and any accompanying prospectus supplement involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in "Risk Factors" and elsewhere in this prospectus and any accompanying prospectus supplement. Other factors that could cause actual results to differ materially include:

  •
  changes in the economy;

  •
  risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

  •
  future changes in laws or regulations and conditions in our operating areas.

        We have based the forward-looking statements included in this prospectus and will base the forward-looking statements included in any accompanying prospectus supplement on information available to us on the date of this prospectus and any accompanying prospectus supplement, as appropriate, and we assume no obligation to update any such forward-looking statements, except as required by law. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

 USE OF PROCEEDS

        We intend to use the net proceeds from any offering to make investments in lower middle-market companies in accordance with our investment objective and strategies described in this prospectus or any prospectus supplement, pay our operating expenses and other cash obligations and for general corporate purposes. Pending such uses, we may invest the net proceeds of any offering primarily in marketable securities and idle funds investments, which may include investments in secured intermediate term bank debt and other independently rated debt investments, consistent with our BDC election and our election to be taxed as a RIC. See "Regulation—Regulation as a Business Development Company—Idle Funds Investments." Our ability to achieve our investment objective may be limited to the extent that the net proceeds from an offering, pending full investment, are held in interest-bearing deposits or other short-term instruments. The supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such an offering.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

        Our common stock is traded on the Nasdaq Global Select Market under the symbol "MAIN." The following table lists the high and low sales prices for our common stock for each quarter since our initial public offering, and the sales price as a percentage of NAV.

				Percentage of High Sales Price to NAV(2)	Percentage of Low Sales Price to NAV(2)
		Price Range
	NAV(1)	High	Low
Year ended December 31, 2010
Second Quarter (to June 15, 2010)	*	$16.21	$13.71	*	*
First Quarter	11.95	$16.14	$13.95	135%	117%
Year ended December 31, 2009
Fourth Quarter	$11.96	$16.35	$13.29	137%	111%
Third Quarter	12.01	14.25	13.03	119	108
Second Quarter	11.80	14.74	9.66	125	82
First Quarter	11.84	10.43	9.07	88	77
Year ended December 31, 2008
Fourth Quarter	$12.20	$11.95	$8.82	98%	72%
Third Quarter	12.49	14.40	11.38	115	91
Second Quarter	13.02	14.40	10.90	111	84
First Quarter	12.87	14.10	12.75	110	99
Year ended December 31, 2007
October 5, 2007 to December 31, 2007(3)	$12.85	$15.02	$13.60	117%	106%

(1)
Net asset value per share, or NAV, is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of each period. Net asset value has not yet been determined for the first or second quarters of 2010.

(2)
Calculated as the respective high or low share price divided by NAV.

(3)
Our stock began trading on the Nasdaq Global Select Market on October 5, 2007.

        The last reported price for our common stock on June 15, 2010 was $15.25 per share. As of June 15, 2010, we had 238 stockholders of record.

        Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibilities that our shares of common stock will trade at a discount from net asset value or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease. It is not possible to predict whether the common stock offered hereby will trade at, above, or below net asset value. Since our IPO in October 2007, our shares of common stock have traded at prices both less than and exceeding our net asset value.

        From our IPO through the third quarter of 2008, we have paid quarterly dividends, but in the fourth quarter of 2008 we began paying, and we intend to continue paying, monthly dividends to our stockholders. Our monthly dividends, if any, will be determined by our Board of Directors on a quarterly basis.

        The following table summarizes our dividends declared to date:

Date Declared	Record Date	Payment Date	Amount(1)
Fiscal year 2010
June 3, 2010	August 20, 2010	September 15, 2010	$0.125
June 3, 2010	July 21, 2010	August 16, 2010	$0.125
June 3, 2010	June 21, 2010	July 15, 2010	$0.125
March 9, 2010	May 20, 2010	June 15, 2010	$0.125
March 9, 2010	April 21, 2010	May 14, 2010	$0.125
March 9, 2010	March 25, 2010	April 15, 2010	$0.125
December 8, 2009	February 22, 2010	March 15, 2010	$0.125
December 8, 2009	January 21, 2010	February 16, 2010	$0.125
December 8, 2009	January 6, 2010	January 15, 2010	$0.125

Total			$1.125

Fiscal year 2009
September 3, 2009	November 20, 2009	December 15, 2009	$0.125	(2)
September 3, 2009	October 21, 2009	November 16, 2009	$0.125	(2)
September 3, 2009	September 21, 2009	October 15, 2009	$0.125	(2)
June 3, 2009	August 20, 2009	September 15, 2009	$0.125	(2)
June 3, 2009	July 21, 2009	August 14, 2009	$0.125	(2)
June 3, 2009	June 19, 2009	July 15, 2009	$0.125	(2)
March 4, 2009	May 21, 2009	June 15, 2009	$0.125	(2)
March 4, 2009	April 21, 2009	May 15, 2009	$0.125	(2)
March 4, 2009	March 20, 2009	April 15, 2009	$0.125	(2)
December 3, 2008	February 20, 2009	March 16, 2009	$0.125	(2)
December 3, 2008	January 22, 2009	February 16, 2009	$0.125	(2)
December 3, 2008	December 19, 2008	January 15, 2009	$0.125	(3)

Total			$1.500

Fiscal year 2008
September 3, 2008	November 19, 2008	December 15, 2008	$0.125
September 3, 2008	October 17, 2008	November 14, 2008	$0.125
September 3, 2008	September 18, 2008	October 15, 2008	$0.125
July 31, 2008	August 14, 2008	September 12, 2008	$0.360
May 1, 2008	May 12, 2008	June 12, 2008	$0.350
February 6, 2008	February 15, 2008	March 21, 2008	$0.340

Total			$1.425	(3)

Fiscal year 2007
November 5, 2007	November 16, 2007	November 30, 2007	$0.330	(4)

Cumulative dividends declared or paid			$4.380

(1)
The determination of the tax attributes of Main Street's distributions is made annually, based upon its taxable income for the full year and distributions paid for the full year. Ordinary dividend distributions from a RIC do not qualify for the 15% maximum tax rate on dividend income from domestic corporations and qualified foreign corporations, except to the extent that the RIC received the income in the form of qualifying dividends from domestic corporations and qualified foreign corporations.

(2)
These dividends attributable to fiscal year 2009 were comprised of ordinary income of $1.22 per share and long term capital gain of $0.16 per share.

(3)
These dividends attributable to fiscal year 2008 were comprised of ordinary income of $0.95 per share and long term capital gain of $0.60 per share and included dividends declared during fiscal year 2008 and the dividend declared and accrued as of December 31, 2008 and paid on January 15, 2009, pursuant to the Code.

(4)
This quarterly dividend attributable to fiscal year 2007 was comprised of ordinary income of $0.105 per share and long term capital gain of $0.225 per share.

        To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We will be subject to a 4% nondeductible federal excise tax on certain undistributed taxable income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years (the "Excise Tax Avoidance Requirement"). Dividends declared and paid by us in a year will generally differ from taxable income for that year, as such dividends may include the distribution of current year taxable income, less amounts carried over into the following year, and the distribution of prior year taxable income carried over into and distributed in the current year. For amounts we carry over into the following year, we will be required to pay a 4% excise tax for the excess over 98% of our annual taxable income in excess of distributions for the year. We may retain for investment some or all of our net capital gains (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) and treat such amounts as deemed distributions to our stockholders. If we do this, our stockholders will be treated as if they had received actual distributions of the capital gains we retained and then reinvested the net after-tax proceeds in our common stock. In general, our stockholders also would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to their allocable shares of the tax we paid on the capital gains deemed distributed to them. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

        Pursuant to a revenue procedure issued by the Internal Revenue Service, or the IRS, the IRS has indicated that it will treat distributions from certain publicly traded RICs (including business development companies) that are paid part in cash and part in stock as dividends that would satisfy the RIC's annual distribution requirements. In order to qualify for such treatment, the revenue procedure requires that at least 10% of the total distribution be paid in cash and that each stockholder have a right to elect to receive its entire distribution in cash. If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a proportionate share of the cash to be distributed (although no stockholder electing to receive cash may receive less than 10% of such stockholder's distribution in cash). This revenue procedure applies to distributions declared on or before December 31, 2012, with respect to taxable years ended on or before December 31, 2011.

PURCHASES OF EQUITY SECURITIES

        On November 13, 2008, we announced that our Board of Directors authorized our officers, in their discretion and subject to compliance with the 1940 Act and other applicable laws, to purchase on the open market or in privately negotiated transactions, an amount up to $5 million of the outstanding shares of our common stock at prices per share not to exceed our last reported net asset value per share. The program terminated in accordance with its terms on December 31, 2009. As of December 31, 2009, we had cumulatively purchased 199,244 shares of our common stock for $1.9 million in the open market pursuant to the program. The following chart summarizes repurchases of our common stock under the stock repurchase program during the 2009 year.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 2009	22,600	$10.06	22,600
February 2009	30,700	$9.96	30,700
March 2009	111,244	$9.74	111,244
April 2009	—	—	—
May 2009	—	—	—
June 2009	—	—	—
July 2009	—	—	—
August 2009	—	—	—
September 2009	—	—	—
October 2009	—	—	—
November 2009	—	—	—
December 2009	—	—	—

Total	164,544	$9.82	164,544	$—

 SELECTED FINANCIAL DATA

        The selected financial and other data below reflects the combined operations of MSMF and MSMF GP for the years ended December 31, 2005 and 2006 and the consolidated operations of Main Street and its subsidiaries for the years ended December 31, 2007, 2008, and 2009 and for the three months ended March 31, 2009 and 2010. The selected financial data at December 31, 2005, 2006, 2007, 2008, and 2009 and for the years ended December 31, 2005, 2006, 2007, 2008, and 2009, have been derived from combined/consolidated financial statements that have been audited by Grant Thornton LLP, an independent registered public accounting firm. The selected financial and other data for the three months ended March 31, 2009 and 2010, and as of March 31, 2010, have been derived from unaudited financial data but, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results for such interim periods. Interim results as of and for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. You should read this selected financial and other data in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Senior Securities" and the financial statements and related notes included in this prospectus.

	Years Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
	(dollars in thousands)
Statement of operations data:
Investment income:
Total interest, fee and dividend income	$7,338	$9,013	$11,312	$15,967	$13,830	$3,309	$6,267
Interest from idle funds and other	222	749	1,163	1,328	2,172	283	826

Total investment income	7,560	9,762	12,475	17,295	16,002	3,592	7,093

Expenses:
Interest	(2,064)	(2,717)	(3,246)	(3,778)	(3,791)	(931)	(1,993)
General and administrative	(197)	(198)	(512)	(2,691)	(1,921)	(349)	(1,578)
Share-based compensation	—	—	—	(511)	(1,068)	(196)	(302)
Management fees to affiliate	(1,929)	(1,942)	(1,500)	—	—	—	—
Professional costs related to initial public offering	—	—	(695)	—	—	—	—

Total expenses	(4,190)	(4,857)	(5,953)	(6,980)	(6,780)	(1,476)	(3,873)

Net investment income	3,370	4,905	6,522	10,315	9,222	2,116	3,220
Total net realized gain (loss) from investments	1,488	2,430	4,692	1,398	(7,798)	894	(4,060)

Net realized income	4,858	7,335	11,214	11,713	1,424	3,010	(840)
Total net change in unrealized appreciation (depreciation) from investments	3,032	8,488	(5,406)	(3,961)	8,242	(3,421)	5,504
Income tax benefit (provision)	—	—	(3,263)	3,182	2,290	(57)	(385)
Bargain purchase gain	—	—	—	—	—	—	4,891

Net increase (decrease) in net assets resulting from operations	7,890	15,823	2,545	10,934	11,956	(468)	9,170
Noncontrolling interest	—	—	—	—	—	—	(113)

Net increase (decrease) in net assets resulting from operations attributable to common stock	$7,890	$15,823	$2,545	$10,934	$11,956	$(468)	$9,057

Net investment income per share—basic and diluted	N/A	N/A	$0.76	$1.13	$0.92	$0.23	$0.22
Net realized income per share—basic and diluted	N/A	N/A	$1.31	$1.29	$0.14	$0.33	$(0.06)
Net increase (decrease) in net assets resulting from operations attributable to common stock per share—basic and diluted	N/A	N/A	$0.30	$1.20	$1.19	$(0.05)	$0.63
Weighted average shares outstanding—basic and diluted	N/A	N/A	8,587,701	9,095,904	10,042,639	9,125,440	14,356,785

	As of December 31,					As of March 31,
	2005	2006	2007	2008	2009	2010
	(dollars in thousands)
Balance sheet data:
Assets:
Total portfolio investments at fair value	$51,192	$73,711	$105,650	$127,007	$141,922	$241,483
Marketable securities and idle funds investments	—	—	24,063	4,390	18,071	26,143
Cash and cash equivalents	26,261	13,769	41,889	35,375	30,620	32,665
Deferred tax asset	—	—	—	1,121	2,716	2,331
Other assets	439	630	1,576	1,101	1,510	2,962
Deferred financing costs, net of accumulated amortization	1,442	1,333	1,670	1,635	1,611	1,524

Total assets	$79,334	$89,443	$174,848	$170,629	$196,450	$307,108

Liabilities and net assets:
SBIC debentures	$45,100	$45,100	$55,000	$55,000	$65,000	$117,858
Line of credit	—	—	—	—	—	2,100
Deferred tax liability	—	—	3,026	—	—	—
Interest payable	771	855	1,063	1,108	1,069	636
Accounts payable and other liabilities	194	216	610	2,165	721	2,757

Total liabilities	46,065	46,171	59,699	58,273	66,790	123,351
Total net assets	33,269	43,272	115,149	112,356	129,660	183,757

Total liabilities and net assets	$79,334	$89,443	$174,848	$170,629	$196,450	$307,108

Other data:
Weighted average effective yield on debt investments(1)	15.3%	15.0%	14.3%	14.0%	14.3%	14.5%
Number of core portfolio companies(2)	19	24	27	31	35	38
Expense ratios (as percentage of average net assets):
Operating expenses(3)	9.0%	5.5%	4.8%	2.8%	2.5%	1.1	%(4)
Interest expense	8.8%	7.0%	5.7%	3.3%	3.1%	1.2	%(4)

(1)
Weighted-average effective yield is calculated based upon our core portfolio debt investments at the end of each period and includes amortization of deferred debt origination fees and accretion of original issue discount, but excludes debt investments on non-accrual status.

(2)
Excludes (i) privately placed portfolio debt investments, (ii) the investment in affiliated Investment Manager and (iii) marketable securities and idle funds investments, as referenced elsewhere in this prospectus.

(3)
The ratio for the year ended December 31, 2007 reflects the impact of professional costs related to the IPO. These costs were 25.7% of operating expenses for the year.

(4)
Not annualized.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus.

        Statements we make in the following discussion which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements that are subject to risks, uncertainties and assumptions. Our actual results, performance or achievements, or industry results, could differ materially from those we express in the following discussion as a result of a variety of factors, including the risks and uncertainties we have referred to under the headings "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in this prospectus.

ORGANIZATION

        Main Street Capital Corporation ("MSCC") was formed on March 9, 2007 for the purpose of (i) acquiring 100% of the equity interests of Main Street Mezzanine Fund, LP ("MSMF") and its general partner, Main Street Mezzanine Management, LLC ("MSMF GP"), (ii) acquiring 100% of the equity interests of Main Street Capital Partners, LLC (the "Investment Manager"), (iii) raising capital in an initial public offering, which was completed in October 2007 (the "IPO"), and (iv) thereafter operating as an internally managed business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"). MSMF is licensed as a Small Business Investment Company ("SBIC") by the United States Small Business Administration ("SBA") and the Investment Manager acts as MSMF's manager and investment adviser. Because the Investment Manager, which employs all of the executive officers and other employees of MSCC, is wholly owned by us, we do not pay any external investment advisory fees, but instead we incur the net operating costs associated with employing investment and portfolio management professionals through the Investment Manager. The transactions discussed above were consummated in October 2007 and are collectively termed the "Formation Transactions."

        On January 7, 2010, MSCC consummated transactions (the "Exchange Offer") to exchange 1,239,695 shares of its common stock for approximately 88% of the total dollar value of the limited partner interests in Main Street Capital II, LP ("MSC II" and, together with MSMF, the "Funds"). Pursuant to the terms of the Exchange Offer, 100% of the membership interests in the general partner of MSC II, Main Street Capital II GP, LLC ("MSC II GP"), were also transferred to MSCC for no consideration. MSC II commenced operations in January 2006, is an investment fund that operates as an SBIC and is also managed by the Investment Manager. The Exchange Offer and related transactions, including the transfer of the MSC II GP interests, are collectively termed the "Exchange Offer Transactions" (see Note I to the consolidated financial statements).

        MSCC has direct or indirect subsidiaries that have elected to be taxable entities (the "Taxable Subsidiaries"). The primary purpose of these entities is to hold certain investments that generate pass through income for tax purposes. The Taxable Subsidiaries are each taxed at their normal corporate tax rates based on their taxable income.

        Unless otherwise noted or the context otherwise indicates, the terms "we," "us," "our" and "Main Street" refer to MSCC and its subsidiaries, including MSMF, MSC II, and the Taxable Subsidiaries.

OVERVIEW

        We are a principal investment firm focused on providing customized debt and equity financing to lower middle market companies, which we generally define as companies with annual revenues between $10 million and $100 million that operate in diverse industries. We invest primarily in secured debt instruments, equity investments, warrants and other securities of lower middle market companies based in the United States. Our principal investment objective is to maximize our portfolio's total return by generating current income from our debt investments and capital appreciation from our equity and equity-related investments, including warrants, convertible securities and other rights to acquire equity securities in a portfolio company. Our core portfolio investments generally range in size from $2 million to $20 million.

        Our investments are generally made through MSCC and the Funds. Since the IPO, MSCC and MSMF have co-invested in substantially every investment we have made. In addition, approximately 88% of the MSC II portfolio investments as of the date of the Exchange Offer represented co-investments with MSCC and/or MSMF. MSCC and the Funds share the same investment strategies and criteria in the lower middle market, although they are subject to different regulatory regimes. An investor's return in MSCC will depend, in part, on the Funds' investment returns as MSMF is a wholly owned subsidiary of MSCC and MSC II is a majority owned subsidiary of MSCC.

        We seek to fill the current financing gap for lower middle market businesses, which, historically, have had more limited access to financing from commercial banks and other traditional sources. Given the current credit environment, we believe the limited access to financing for lower middle market companies is even more pronounced. The underserved nature of the lower middle market creates the opportunity for us to meet the financing needs of lower middle market companies while also negotiating favorable transaction terms and equity participations. Our ability to invest across a company's capital structure, from senior secured loans to equity securities, allows us to offer portfolio companies a comprehensive suite of financing solutions, or "one stop" financing. Providing customized, "one stop" financing solutions has become even more relevant to our portfolio companies in the current credit environment. We generally seek to partner directly with entrepreneurs, management teams and business owners in making our investments. Main Street believes that its core investment strategy has a lower correlation to the broader debt and equity markets.

        In addition to our core investment strategy, we opportunistically pursue investments in privately placed debt securities. This private placement investment portfolio primarily consists of direct or secondary private placements of interest-bearing securities in companies that are generally larger in size than the lower middle market companies included in our core portfolio.

        The level of new portfolio investment activity will fluctuate from period to period based upon our view of the current economic fundamentals, our ability to identify new investment opportunities that meet our investment criteria, and our ability to consummate identified opportunities. The level of new investment activity, and associated interest and fee income, will directly impact future investment income. In addition, the level of dividends paid by portfolio companies and the portion of our portfolio debt investments on non-accrual status will directly impact future investment income. While we intend to grow our portfolio and our investment income over the long-term, our growth and our operating results may be more limited during depressed economic periods. However, we intend to appropriately manage our cost structure and liquidity position based on applicable economic conditions and our investment outlook. The level of realized gains or losses and unrealized appreciation or depreciation will also fluctuate depending upon portfolio activity and the performance of our individual portfolio companies. The changes in realized gains and losses and unrealized appreciation or depreciation could have a material impact on our operating results.

        For the three months ended March 31, 2010, we paid dividends of $0.375 per share, totaling $5.1 million. In March 2010, we declared monthly dividends for the second quarter of 2010 totaling $0.375 per share. During 2009, we paid monthly dividends of $0.125 per share, or $1.50 per share for the entire year. For tax purposes, the monthly dividend paid in January 2009 was applied against the 2008 taxable income distribution requirements since it was declared and accrued prior to December 31, 2008. We generated undistributed taxable income (or "spillover income") of approximately $0.8 million, or $0.08 per share, during 2009 that was carried forward toward distributions paid in 2010. For the

2009 calendar year, the dividends paid of $1.50 per share represented an increase of 5.3% over the total dividends of $1.425 per share paid during calendar year 2008. Including the dividends declared for the first and second quarters of 2010, we will have paid approximately $4.01 per share in cumulative dividends since our October 2007 initial public offering.

        At March 31, 2010, we had $58.8 million in cash and cash equivalents, marketable securities, and idle funds investments. In January 2010, we completed a follow-on public stock offering in which we sold 2,875,000 shares of common stock, including the underwriters' exercise of the over-allotment option, at a price to the public of $14.75 per share, resulting in total net proceeds of approximately $40.2 million, after deducting underwriters' commissions and offering costs. Due to our existing cash, cash equivalents, marketable securities and idle funds investments, and available leverage, we expect to have sufficient cash resources to support our investment and operational activities through all of calendar year 2010. However, this projection will be impacted by, among other things, the pace of new and follow-on investments, debt repayments and investment redemptions, the level of cash flow from operations and cash flow from realized gains, and the level of dividends we pay in cash.

        The American Recovery and Reinvestment Act of 2009 enacted in February 2009 (the "Stimulus Bill") contains several provisions applicable to SBIC funds, including the Funds. One of the key SBIC-related provisions included in the Stimulus Bill increased the maximum amount of combined SBIC leverage (or SBIC leverage cap) to $225 million for affiliated SBIC funds. The prior maximum amount of SBIC leverage available to affiliated SBIC funds was approximately $137 million. Since the increase in the SBIC leverage cap applies to affiliated SBIC funds, Main Street is required to allocate such increased borrowing capacity between the Funds. Subsequent to the Exchange Offer, Main Street now has access to an incremental $90 million in SBIC leverage capacity, subject to the required capitalization of each of the Funds, in addition to the $70 million of existing MSC II SBIC leverage and the $65 million of MSMF SBIC leverage.

        A recently proposed bill, the Small Business Financing and Investment Act of 2009, or HR 3854, would increase the total SBIC leverage capacity for affiliated SBIC funds from $225 million to $350 million. If enacted, this bill would increase Main Street's SBIC leverage capacity through the Funds by an additional $125 million. While Main Street is positioned to benefit from the full congressional passage of HR 3854, the ultimate form and likely outcome of such legislation or any similar legislation cannot be predicted.

        In our view, the SBIC leverage, including the increased capacity, remains a strategic advantage due to its long-term, flexible structure and its low fixed cost. The SBIC leverage also provides proper matching of duration and cost compared with our core portfolio investments. As of March 31, 2010, the weighted average duration of our core portfolio debt investments was approximately 3.0 years compared to a weighted average duration of 7.0 years for our SBIC leverage. As of March 31, 2010, approximately 88% of core portfolio debt investments bear interest at fixed rates which is also appropriately matched by the long-term, low cost fixed rates available through our SBIC leverage. In addition, we believe the embedded value of our SBIC leverage would be significant if we adopted the fair value option provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification" or "ASC") 825, Financial Instruments, relating to accounting for debt obligations at their fair value.

CRITICAL ACCOUNTING POLICIES

  Basis of Presentation

        Our financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). For the three months ended March 31, 2010, our consolidated financial statements include the accounts of MSCC and its consolidated subsidiaries, including MSMF and MSC II. For the three months ended March 31, 2009, our consolidated financial statements include the accounts of MSCC and its consolidated subsidiaries, including MSMF. To allow for more relevant disclosure of our "core" investment portfolio, "core" portfolio investments, as used herein, refers to all of our portfolio investments in lower middle market companies, excluding the Investment Manager. Private placement portfolio investments include investments made through direct or secondary private placements of interest-bearing securities in companies that are generally larger in size than the lower middle market companies included in our core portfolio. The Investment Manager and our private placement portfolio investments are also accounted for as portfolio investments. "Marketable securities and idle funds investments" are classified as financial instruments and are reported separately on our Consolidated Balance Sheets and Consolidated Schedule of Investments due to the nature of such investments. Our results of operations and cash flows for the three months ended March 31, 2010 and 2009, and financial position as of March 31, 2010 and December 31, 2009, are presented on a consolidated basis. The effects of all intercompany transactions between Main Street and its subsidiaries have been eliminated in consolidation. Certain reclassifications have been made to prior period balances to conform with the current financial statement presentation, including (i) the reclassification of MSCC shares of common stock repurchased under Main Street's share repurchase plan, which were formerly classified as treasury stock and are now reflected as a reduction of common stock and additional paid in capital in accordance with Maryland law and (ii) the reclassification of private placement portfolio investments which were formerly classified as "Marketable securities and idle funds investments" and are now classified as portfolio investments in the "Non-Control/Non-Affiliate investments" category due to their adherence to our portfolio investment strategy and our intent to hold them as long term investments.

        The accompanying unaudited consolidated financial statements of Main Street are presented in conformity with U.S. GAAP for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain disclosures accompanying annual financial statements prepared in accordance with U.S. GAAP are omitted. In the opinion of management, the unaudited consolidated financial results included herein contain all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of financial statements for the interim periods included herein. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the operating results to be expected for the full year. Also, the unaudited financial statements and notes should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2009. Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

        Under the investment company rules and regulations pursuant to Article 6 of Regulation S-X and the Audit and Accounting Guide for Investment Companies issued by the American Institute of Certified Public Accountants (the "AICPA Guide"), we are precluded from consolidating portfolio company investments, including those in which we have a controlling interest, unless the portfolio company is another investment company. An exception to this general principle in the AICPA Guide occurs if we own a controlled operating company that provides all or substantially all of its services directly to us, or to an investment company of ours. None of the investments made by us qualify for this exception. Therefore, our portfolio investments are carried on the balance sheet at fair value, as discussed further in Note B to our consolidated financial statements, with any adjustments to fair value recognized as "Net Change in Unrealized Appreciation (Depreciation) from Investments" on our Statement of Operations until the investment is disposed of, resulting in any gain or loss on exit being recognized as a "Net Realized Gain (Loss) from Investments."

  Portfolio Investment Valuation

        The most significant estimate inherent in the preparation of our consolidated financial statements is the valuation of our portfolio investments and the related amounts of unrealized appreciation and depreciation. As of March 31, 2010 and December 31, 2009, approximately 79% and 80%, respectively, of our total assets represented investments in portfolio companies valued at fair value (including the investment in the Investment Manager). We are required to report our investments at fair value. We adopted the provisions of ASC 820, Fair Value Measurements and Disclosures in the first quarter of 2008. ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

        Our core portfolio strategy calls for us to invest primarily in illiquid securities issued by private companies. These core portfolio investments may be subject to restrictions on resale and will generally have no established trading market. As a result, we determine in good faith the fair value of our portfolio investments pursuant to a valuation policy in accordance with ASC 820 and a valuation process approved by our Board of Directors and in accordance with the 1940 Act. We review external events, including private mergers, sales and acquisitions involving comparable companies, and include these events in the valuation process. Our valuation policy and process are intended to provide a consistent basis for determining the fair value of the portfolio.

        For valuation purposes, control investments are composed of equity and debt securities for which we have a controlling interest in the portfolio company or have the ability to nominate a majority of the portfolio company's board of directors. Market quotations are generally not readily available for our control investments. As a result, we determine the fair value of control investments using a combination of market and income approaches. Under the market approach, we will typically use the enterprise value methodology to determine the fair value of these investments. The enterprise value is the fair value at which an enterprise could be sold in a transaction between two willing parties, other than through a forced or liquidation sale. Typically, private companies are bought and sold based on multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues, or in limited cases, book value. There is no single methodology for estimating enterprise value. For any one portfolio company, enterprise value is generally described as a range of values from which a single estimate of enterprise value is derived. In estimating the enterprise value of a portfolio company, we analyze various factors, including the portfolio company's historical and projected financial results. We allocate the enterprise value to investments in order of the legal priority of the investments. We will also use the income approach to determine the fair value of these securities, based on projections of the discounted future free cash flows that the portfolio company or the debt security will likely generate. The valuation approaches for our control investments estimate the value of the investment if we were to sell, or exit, the investment, assuming the highest and best use of the investment by market participants. In addition, these valuation approaches consider the value associated with our ability to control the capital structure of the portfolio company, as well as the timing of a potential exit.

        For valuation purposes, non-control investments are composed of debt and equity securities for which we do not have a controlling interest in the portfolio company, or the ability to nominate a majority of the portfolio company's board of directors. Market quotations for non-control investments are generally not readily available. For our non-control investments, we use a combination of the market and income approaches to value our equity investments and the income approach to value our debt instruments. For non-control debt investments, we determine the fair value primarily using a yield approach that analyzes the discounted cash flows of interest and principal for the debt security, as set forth in the associated loan agreements, as well as the financial position and credit risk of each of these portfolio investments. Our estimate of the expected repayment date of a debt security is generally the legal maturity date of the instrument, as we generally intend to hold our loans to maturity. The yield analysis considers changes in leverage levels, credit quality, portfolio company performance and other factors. We will use the value determined by the yield analysis as the fair value for that security; however, because of our general intent to hold our loans to maturity, the fair value will not exceed the face amount of the debt security. A change in the assumptions that we use to estimate the fair value of our debt securities using the yield analysis could have a material impact on the determination of fair value. If there is deterioration in credit quality or a debt security is in workout status, we may consider other factors in determining the fair value of a debt security, including the value attributable to the debt security from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis.

        For valuation purposes, our private placement investment portfolio, which primarily consists of direct or secondary private placements of interest-bearing securities, are considered non-control investments since we do not have a controlling interest in the portfolio company, or the ability to nominate a majority of the portfolio company's board of directors.

        Due to the inherent uncertainty in the valuation process, our estimate of fair value may differ materially from the values that would have been used had a ready market for the securities existed. In addition, changes in the market environment, portfolio company performance and other events that may occur over the lives of the investments may cause the gains or losses ultimately realized on these investments to be materially different than the valuations currently assigned. We determine the fair value of each individual investment and record changes in fair value as unrealized appreciation or depreciation.

  Revenue Recognition

  Interest and Dividend Income

        We record interest and dividend income on the accrual basis to the extent amounts are expected to be collected. Dividend income is recorded as dividends are declared or at the point an obligation exists for the portfolio company to make a distribution. In accordance with our valuation policy, we evaluate accrued interest and dividend income periodically for collectability. When a loan or debt security becomes 90 days or more past due, and if we otherwise do not expect the debtor to be able to service all of its debt or other obligations, we will generally place the loan or debt security on non-accrual status and cease recognizing interest income on that loan or debt security until the borrower has demonstrated the ability and intent to pay contractual amounts due. If a loan or debt security's status significantly improves regarding ability to service the debt or other obligations, or if a loan or debt security is fully impaired, sold or written off, we will remove it from non-accrual status.

  Fee Income

        We may periodically provide services, including structuring and advisory services, to our portfolio companies. For services that are separately identifiable and evidence exists to substantiate fair value, income is recognized as earned, which is generally when the investment or other applicable transaction closes. Fees received in connection with debt financing transactions for services that do not meet these criteria are treated as debt origination fees and are accreted into interest income over the life of the financing.

  Payment-in-Kind ("PIK") Interest

        While not significant to our total debt investment portfolio, we currently hold several loans in our portfolio that contain PIK interest provisions. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as interest income. To maintain regulated investment company ("RIC") tax treatment (as discussed below), this non-cash source of income will need to be paid out to stockholders in the form of distributions, even though we may not have collected the PIK interest in cash. We will stop accruing PIK interest and write off any accrued and uncollected interest when it is determined that PIK interest is no longer collectible.

  Share-Based Compensation

        We account for our share-based compensation plans using the fair value method, as prescribed by ASC 718, Compensation—Stock Compensation. Accordingly, for restricted stock awards, we measured the grant date fair value based upon the market price of our common stock on the date of the grant and will amortize this fair value to share-based compensation expense over the requisite service period or vesting term.

  Income Taxes

        MSCC has elected and intends to qualify for the tax treatment applicable to a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and, among other things, intends to make the required distributions to its stockholders as specified therein. In order to qualify as a RIC, MSCC is required to timely distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code, each year. Depending on the level of taxable income earned in a tax year, MSCC may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income.

        The Taxable Subsidiaries hold certain core portfolio investments of Main Street. The Taxable Subsidiaries are consolidated for U.S. GAAP reporting purposes, and the core portfolio investments held by them are included in Main Street's consolidated financial statements. The Taxable Subsidiaries permit Main Street to hold equity investments in portfolio companies which are "pass through" entities for tax purposes in order to comply with the "source income" requirements contained in the RIC tax provisions. The Taxable Subsidiaries are not consolidated with Main Street for income tax purposes and may generate income tax expense as a result of their ownership of certain core portfolio investments. This income tax expense, or benefit, is reflected in Main Street's Consolidated Statement of Operations.

        The Taxable Subsidiaries use the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the temporary differences are expected to reverse. A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

        Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses. Taxable income generally excludes net unrealized appreciation or depreciation, as investment gains or losses are not included in taxable income until they are realized.

  Fair Value of Financial Instruments

        Fair value estimates are made at discrete points in time based on relevant information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. We believe that the carrying amounts of our financial instruments, consisting of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate the fair values of such items. Marketable securities and idle funds investments include investments in certificates of deposit, U.S. government agency securities, intermediate-term secured debt, independently rated debt investments, and diversified bond funds. The fair value determination for these investments under the provisions of ASC 820 primarily consists of Level 2 observable inputs.

        The SBIC debentures remain a strategic advantage due to their flexible structure, long-term duration, and low fixed interest rates. As part of the Exchange Offer Transactions, we elected the fair value option under ASC 825, Financial Instruments ("ASC 825") relating to accounting for debt obligations at their fair value, for those SBIC debentures acquired (the "Acquired Debentures"). The fair value option was elected for the Acquired Debentures as part of the acquisition accounting related to the Exchange Offer.

CORE PORTFOLIO COMPOSITION

        Core portfolio investments principally consist of secured debt, equity warrants and direct equity investments in privately held companies. The core debt investments are secured by either a first or second lien on the assets of the portfolio company, generally bear interest at fixed rates, and generally mature between five and seven years from the original investment. In most portfolio companies, we also receive nominally priced equity warrants and/or make direct equity investments, usually in connection with a debt investment.

        The Investment Manager is a wholly owned subsidiary of MSCC. However, the Investment Manager is accounted for as a portfolio investment of Main Street, since it conducts a significant portion of its investment management activities outside of MSCC and its subsidiaries. To allow for more relevant disclosure of our core investment portfolio, our investment in the Investment Manager has been excluded from the tables and amounts set forth below.

        Summaries of the composition of our core investment portfolio at cost and fair value as a percentage of total core portfolio investments are shown in the following table:

Cost:	March 31, 2010	December 31, 2009
First lien debt	69.0%	69.3%
Equity	14.9%	13.4%
Second lien debt	10.6%	10.7%
Equity warrants	5.5%	6.6%

	100.0%	100.0%

Fair Value:	March 31, 2010	December 31, 2009
First lien debt	61.3%	57.4%
Equity	18.3%	19.5%
Equity warrants	10.8%	13.5%
Second lien debt	9.6%	9.6%

	100.0%	100.0%

        The following table shows the core portfolio composition by geographic region of the United States at cost and fair value as a percentage of total core portfolio investments. The geographic composition is determined by the location of the corporate headquarters of the portfolio company:

Cost:	March 31, 2010	December 31, 2009
Southwest	42.0%	50.1%
West	35.3%	28.6%
Southeast	12.3%	9.0%
Midwest	6.1%	6.9%
Northeast	4.3%	5.4%

	100.0%	100.0%

Fair Value:	March 31, 2010	December 31, 2009
Southwest	43.6%	51.1%
West	34.1%	28.4%
Southeast	11.8%	8.4%
Midwest	5.9%	6.3%
Northeast	4.6%	5.8%

	100.0%	100.0%

        Main Street's core portfolio investments are generally in lower middle market companies conducting business in a variety of industries. Set forth below are tables showing the composition of Main Street's core portfolio by industry at cost and fair value as of March 31, 2010 and December 31, 2009:

Cost:	March 31, 2010	December 31, 2009
Professional services	10.6%	10.1%
Retail	9.6%	7.5%
Metal fabrication	8.9%	2.5%
Electronics manufacturing	6.9%	7.1%
Transportation/Logistics	6.2%	6.1%
Precast concrete manufacturing	6.0%	9.7%
Industrial equipment	6.1%	6.4%
Manufacturing	5.9%	4.1%
Health care services	4.9%	4.7%
Industrial services	4.8%	5.0%
Information services	4.8%	5.1%
Restaurant	4.6%	5.6%
Agricultural services	4.0%	6.6%
Consumer products	3.5%	0.0%
Custom wood products	2.9%	6.7%
Equipment rental	2.8%	3.6%
Tradeshow	2.6%	2.6%
Governmental services	2.1%	2.0%
Health care products	1.8%	3.0%
Infrastructure products	1.0%	1.6%

	100.0%	100.0%

Fair Value:	March 31, 2010	December 31, 2009
Professional services	10.7%	10.1%
Metal fabrication	9.4%	4.5%
Retail	8.9%	6.6%
Health care services	7.3%	9.1%
Precast concrete manufacturing	7.1%	11.5%
Electronics manufacturing	6.3%	6.2%
Transportation/Logistics	6.2%	6.3%
Industrial services	5.6%	7.0%
Industrial equipment	5.2%	5.2%
Restaurant	5.0%	6.2%
Manufacturing	4.8%	3.9%
Agricultural services	4.7%	7.9%
Information services	4.5%	4.4%
Consumer products	3.1%	0.0%
Custom wood products	2.9%	1.6%
Tradeshow	2.2%	2.1%
Governmental services	2.2%	2.1%
Equipment rental	1.9%	2.3%
Health care products	1.7%	2.9%
Infrastructure products	0.3%	0.1%

	100.0%	100.0%

        Our core portfolio investments carry a number of risks including, but not limited to: (1) investing primarily in lower middle market companies which may have a limited operating history and financial resources; (2) holding investments that are not publicly traded and which may be subject to legal and other restrictions on resale; and (3) other risks common to investing in below investment grade debt and equity investments in private, lower middle market companies.

PORTFOLIO ASSET QUALITY

        We utilize an internally developed investment rating system to rate the performance of each portfolio company. Investment Rating 1 represents a portfolio company that is performing in a manner which significantly exceeds expectations and projections. Investment Rating 2 represents a portfolio company that, in general, is performing above expectations. Investment Rating 3 represents a portfolio company that is generally performing in accordance with expectations. Investment Rating 4 represents a portfolio company that is underperforming expectations. Investments with such a rating require increased monitoring and scrutiny by us. Investment Rating 5 represents a portfolio company that is significantly underperforming. Investments with such a rating require heightened levels of monitoring and scrutiny by us and involve the recognition of significant unrealized depreciation on such investment. All new portfolio investments receive an initial 3 rating.

        The following table shows the distribution of our portfolio investments (excluding the investment in the Investment Manager) on our 1 to 5 investment rating scale at fair value as of March 31, 2010 and December 31, 2009:

	March 31, 2010		December 31, 2009
Investment Rating	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
	(Unaudited)
	(dollars in thousands)
1	$30,495	12.7%	$14,509	10.3%
2	92,182	38.5%	59,116	42.0%
3	97,495	40.8%	57,578	40.9%
4	18,735	7.8%	9,000	6.4%
5	400	0.2%	500	0.4%

Totals	$239,307	100.0%	$140,703	100.0%

        Based upon our investment rating system, the weighted average rating of our portfolio as of March 31, 2010 and December 31, 2009 was approximately 2.4. As of March 31, 2010, we had three investments on non-accrual status, which comprised approximately 4.7% of the investment portfolio at fair value. At December 31, 2009, we had three investments on non-accrual status, which comprised approximately 1.1% of the investment portfolio at fair value.

        The broader fundamentals of the United States economy remain mixed, and unemployment remains elevated. In the event that the United States economy contracts, it is likely that the financial results of small- to mid-sized companies, like those in which we invest, could experience deterioration or limited growth from current levels, which could ultimately lead to difficulty in meeting their debt service requirements and an increase in defaults. In addition, the end markets for certain of our portfolio companies' products and services have experienced negative economic trends over the last few years. Consequently, we can provide no assurance that the performance of certain portfolio companies will not be negatively impacted by these economic or other conditions, which could also have a negative impact on our future results.

DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

  Comparison of the three months ended March 31, 2010 and March 31, 2009

	Three Months Ended March 31,		Net Change
	2010	2009	Amount	%
	(dollars in millions)
Total investment income	$7.1	$3.6	$3.5	97%
Total expenses	(3.9)	(1.5)	(2.4)	-162%
Net investment income	3.2	2.1	1.1	52%
Total net realized gain (loss) from investments	(4.0)	0.9	(4.9)	NM

Net realized income (loss)	(0.8)	3.0	(3.8)	NM
Net change in unrealized appreciation (depreciation) from investments	5.5	(3.4)	8.9	NM
Income tax benefit (provision)	(0.4)	(0.1)	(0.3)	-571%
Bargain purchase gain	4.9	—	4.9	NM
Noncontrolling interest	(0.1)	—	(0.1)	NM

Net increase (decrease) in net assets resulting from operations	$9.1	$(0.5)	$9.6	NM

	Three Months Ended March 31,		Net Change
	2010	2009	Amount	%
	(dollars in millions)
Net investment income	$3.2	$2.1	$1.1	52%
Share-based compensation expense	0.3	0.2	0.1	54%

Distributable net investment income(a)	3.5	2.3	1.2	52%
Total net realized gain (loss) from investments	(4.0)	0.9	(4.9)	NM

Distributable net realized income (loss)(a)	$(0.5)	$3.2	$(3.7)	NM

Distributable net investment income per share—Basic and diluted(a)	$0.24	$0.25	$(0.01)	-4%

Distributable net realized income (loss) per share—Basic and diluted(a)	$(0.04)	$0.35	$(0.39)	NM

(a)
Distributable net investment income and distributable net realized income are net investment income and net realized income, respectively, as determined in accordance with U.S. GAAP, excluding the impact of share-based compensation expense which is non-cash in nature. Main Street believes presenting distributable net investment income and distributable net realized income, and related per share amounts, are useful and appropriate supplemental disclosures for analyzing its financial performance since share-based compensation does not require settlement in cash. However, distributable net investment income and distributable net realized income are non- U.S. GAAP measures and should not be considered as a replacement to net investment income, net realized income, and other earnings measures presented in accordance with U.S. GAAP. Instead, distributable net investment income and distributable net realized income should be reviewed only in connection with such U.S. GAAP measures in analyzing Main Street's financial performance. A reconciliation of net investment income and net realized income in accordance with U.S. GAAP to distributable net investment income and distributable net realized income is presented in the table above.

  Investment Income

        For the three months ended March 31, 2010, total investment income was $7.1 million, a $3.5 million, or 97%, increase over the $3.6 million in the corresponding period of 2009. This comparable period increase was principally attributable to (i) $2.5 million of total investment income from the MSC II portfolio investments subsequent to the Exchange Offer and (ii) a $1.2 million increase in interest income from higher average levels of both portfolio debt investments and interest-bearing marketable securities or idle funds investments.

  Expenses

        For the three months ended March 31, 2010, total expenses increased by approximately $2.4 million to $3.9 million from $1.5 million in the corresponding period of 2009. This comparable period increase in expenses was principally attributable to (i) $2.0 million in interest expense and other operating expenses related to MSC II subsequent to the Exchange Offer, (ii) higher share-based compensation of $0.1 million related to non-cash amortization expense for restricted share grants, and (iii) higher accrued compensation and other operating expenses compared with 2009.

  Distributable Net Investment Income

        Distributable net investment income for the three months ended March 31, 2010 increased 52% to $3.5 million, or $0.24 per share, in the first quarter of 2010 compared with $2.3 million, or $0.25 per share, in the corresponding period of 2009. The increase in distributable net investment income was primarily due to higher levels of total investment income, as discussed above, partially offset by higher general, administrative and interest expenses. Distributable net investment income on a per share basis was slightly lower from the comparable period of 2009 due to a greater number of shares outstanding during the first quarter of 2010 attributable to the June 2009 and January 2010 follow-on stock offerings, as well as the shares issued to consummate the Exchange Offer.

  Net Investment Income

        Net investment income for the three months ended March 31, 2010 was $3.2 million, or a 52% increase, compared to net investment income of $2.1 million during the three months ended March 31, 2009. The increase in net investment income was principally attributable to the increase in total investment income, partially offset by higher general, administrative and interest expenses as discussed above.

  Distributable Net Realized Income (Loss)

        For the three months ended March 31, 2010, distributable net realized loss decreased to $0.5 million, or $0.04 per share, in the first quarter of 2010 compared with distributable net realized income of $3.2 million, or $0.35 per share, in the corresponding period of 2009. The decrease was primarily attributable to the $4.0 million realized loss on Main Street's debt and equity investment in Quest Design and Production, LLC in the first quarter of 2010, compared to $0.9 million of net realized gains on portfolio investments and marketable securities in the comparable period of 2009. The decrease from total net realized gain to total net realized loss between the first quarters of 2010 and 2009 was partially offset by the increase in distributable net investment income as discussed above.

  Net Realized Income (Loss)

        The higher level of net realized loss during the three months ended March 31, 2010 partially offset by the higher distributable net investment income during that period resulted in a $3.8 million decrease in the net realized income compared with the three months ended March 31, 2009.

  Net Increase (Decrease) in Net Assets Resulting from Operations Attributable to Common Stock

        For the three months ended March 31, 2010, the net increase in net assets resulting from operations was $9.1 million, or $0.63 per share, compared with a net decrease in net assets resulting from operations of $0.5 million, or $0.05 per share, in the corresponding period of 2009. The $5.5 million total net change in unrealized appreciation from investments for the first quarter of 2010 was principally attributable to (i) $4.0 million in accounting reversals of net unrealized depreciation attributable to the net realized loss recognized in the first quarter of 2010 as discussed above, (ii) unrealized appreciation on twelve portfolio investments totaling $3.7 million, offset by unrealized depreciation on eleven portfolio investments totaling $2.7 million, and (iii) $0.3 million in unrealized appreciation related to various marketable securities investments. During the first quarter of 2010, we also recognized a $4.9 million, or $0.34 per share, bargain purchase gain related to the consummation of the Exchange Offer. The bargain purchase gain recognized during the first quarter of 2010 is a non-recurring gain which was solely generated by the acquisition accounting related to the Exchange Offer. The noncontrolling interest of $0.1 million recognized in the first quarter of 2010 reflected the pro rata portion of MSC II net earnings attributable to the limited partnership interests in MSC II not acquired by Main Street in the Exchange Offer.

        As a result of these events, our net increase in net assets resulting from operations during the three months ended March 31, 2010 was $9.1 million compared to a net decrease in net assets resulting from operations of $0.5 million for the three months ended March 31, 2009.

  Comparison of years ended December 31, 2009 and December 31, 2008

	Years Ended December 31,		Net Change
	2009	2008	Amount	%
	(dollars in millions)
Total investment income	$16.0	$17.3	$(1.3)	(7)%
Total expenses	(6.8)	(7.0)	0.2	(3)%

Net investment income	9.2	10.3	(1.1)	(11)%
Total net realized gain (loss) from investments	(7.8)	1.4	(9.2)	NM

Net realized income	1.4	11.7	(10.3)	(88)%
Net change in unrealized appreciation (depreciation) from investments	8.2	(4.0)	12.2	NM
Income tax benefit	2.3	3.2	(0.9)	(28)%

Net increase in net assets resulting from operations	$11.9	$10.9	$1.0	9%

	Years Ended December 31,		Net Change
	2009	2008	Amount	%
	(dollars in millions)
Net investment income	$9.2	$10.3	$(1.1)	(11)%
Share-based compensation expense	1.1	0.5	0.6	109%

Distributable net investment income(a)	10.3	10.8	(0.5)	(5)%
Total net realized gain (loss) from investments	(7.8)	1.4	(9.2)	NM

Distributable net realized income(a)	$2.5	$12.2	$(9.7)	(80)%

Distributable net investment income per share—
Basic and diluted(a)	$1.02	$1.19	$(0.17)	(14)%

Distributable net realized income per share—
Basic and diluted(a)	$0.25	$1.34	$(1.09)	(82)%

(a)
Distributable net investment income and distributable net realized income are net investment income and net realized income, respectively, as determined in accordance with U.S. generally accepted accounting principles, or GAAP, excluding the impact of share-based compensation expense which is non-cash in nature. Main Street believes presenting distributable net investment income and distributable net realized income, and related per share amounts, are useful and appropriate supplemental disclosures for analyzing its financial performance since share-based compensation does not require settlement in cash. However, distributable net investment income and distributable net realized income are non-GAAP measures and should not be considered as a replacement to net investment income, net realized income, and other earnings measures presented in accordance with GAAP. Instead, distributable net investment income and distributable net realized income should be reviewed only in connection with such GAAP measures in analyzing Main Street's financial performance. A reconciliation of net investment income and net realized income in accordance with GAAP to distributable net investment income and distributable net realized income is presented in the table above.

  Investment Income

        For the year ended December 31, 2009, total investment income was $16.0 million, a $1.3 million, or 7%, decrease over the $17.3 million of total investment income for the year ended December 31, 2008. This comparable period decrease was principally attributable to (i) lower dividend income of $1.4 million due to certain portfolio companies retaining their excess cash flow as additional cushion given reduced economic visibility and lower near-term earnings expectations and (ii) reduced levels of fee income of $1.3 million due to lower new investment originations; partially offset by higher interest income of $1.4 million from core portfolio debt investments and from marketable securities and idle funds investments on higher average levels of such investments.

  Expenses

        For the year ended December 31, 2009, total expenses decreased by approximately $0.2 million, or 3%, to $6.8 million from $7.0 million for the year ended December 31, 2008. The decrease in total expenses was primarily attributable to a $0.8 million reduction in general, administrative and other overhead expenses. The reduction in general, administrative and overhead costs primarily related to (i) lower accrued compensation expense given lower investment income levels, (ii) consulting fees received by the affiliated Investment Manager during 2009 and (iii) reduced costs for certain legal and administrative activities based upon developing internal resources to perform such activities. The decrease in general, administrative and other overhead expenses was partially offset by a $0.6 million increase in share-based compensation expense related to non-cash amortization for restricted share grants.

  Distributable Net Investment Income

        Distributable net investment income for the year ended December 31, 2009 was $10.3 million, or a 5% decrease, compared to distributable net investment income of $10.8 million during the year ended December 31, 2008. The decrease in distributable net investment income was primarily attributable to reduced levels of total investment income, partially offset by lower general, administrative and overhead expenses as discussed above.

  Net Investment Income

        Net investment income for the year ended December 31, 2009 was $9.2 million, or an 11% decrease, compared to net investment income of $10.3 million during the year ended December 31, 2008. The decrease in net investment income was principally attributable to the decrease in total investment income, partially offset by lower general, administrative and overhead expenses as discussed above.

  Distributable Net Realized Income

        For the year ended December 31, 2009, distributable net realized income was $2.5 million, or a $9.7 million decrease compared to distributable net realized income of $12.2 million for the year ended December 31, 2008. The decrease in distributable net realized income was primarily attributable to the level of net realized loss during 2009 and the decrease in distributable net investment income. The net realized loss of $7.8 million during 2009 principally related to realized losses recognized on the exit of our investments in two portfolio companies, partially offset by realized gains related to the partial exit of our equity investments in one portfolio company and realized gains related to marketable securities investments. The net realized gain of $1.4 million during 2008 principally related to realized gains recognized on equity investments in four portfolio companies, offset by realized losses on debt and equity investments in two portfolio companies.

  Net Realized Income

        The lower distributable net investment income for the year ended December 31, 2009 coupled with the higher level of net realized loss during that period resulted in a $10.3 million decrease in the net realized income for the year ended December 31, 2009 compared with 2008.

  Net Increase in Net Assets Resulting from Operations

        For the year ended December 31, 2009, we recorded a net change in unrealized appreciation in the amount of $8.2 million, or a $12.2 million increase, compared to the $4.0 million net change in unrealized depreciation for the year ended December 31, 2008. The $8.2 million net change in unrealized appreciation for the 2009 year was principally attributable to (i) $8.3 million in accounting reversals of net unrealized depreciation attributable to the total net realized loss on the exit of the portfolio investments and marketable securities investments discussed above, (ii) unrealized appreciation on fourteen investments in portfolio companies totaling $11.6 million, partially offset by unrealized depreciation on fifteen investments in portfolio companies totaling $11.7 million, (iii) $0.6 million in unrealized appreciation related to marketable securities investments and (iv) $0.6 million in unrealized depreciation attributable to our investment in the affiliated Investment Manager. For the 2009 year, we also recognized a net income tax benefit of $2.3 million principally related to deferred taxes on unrealized depreciation for certain portfolio investments held in our taxable subsidiary.

        As a result of these events, our net increase in net assets resulting from operations during the year ended December 31, 2009 was $11.9 million compared to a net increase in net assets resulting from operations of $10.9 million for the year ended December 31, 2008.

  Comparison of years ended December 31, 2008 and December 31, 2007

	Years Ended December 31,		Net Change
	2008	2007	Amount	%
	(dollars in millions)
Total investment income	$17.3	$12.5	$4.8	39%
Total expenses	(7.0)	(6.0)	(1.0)	17%

Net investment income	10.3	6.5	3.8	58%
Total net realized gain from investments	1.4	4.7	(3.3)	(70)%

Net realized income	11.7	11.2	0.5	4%
Net change in unrealized depreciation from investments	(4.0)	(5.4)	1.4	NM
Income tax benefit (provision)	3.2	(3.3)	6.5	NM

Net increase in net assets resulting from operations	$10.9	$2.5	$8.4	330%

	Years Ended December 31,		Net Change
	2008	2007	Amount	%
	(dollars in millions)
Net investment income	$10.3	$6.5	$3.8	58%
Share-based compensation expense	0.5	—	0.5	0%

Distributable net investment income(a)	10.8	6.5	4.3	66%
Total net realized gain from investments	1.4	4.7	(3.3)	(70)%

Distributable net realized income(a)	$12.2	$11.2	$1.0	9%

Distributable net investment income per share—
Basic and diluted(a)	$1.19	$0.76	$0.43	57%

Distributable net realized income per share—
Basic and diluted(a)	$1.34	$1.31	$0.03	3%

(a)
Distributable net investment income and distributable net realized income are net investment income and net realized income, respectively, as determined in accordance with U.S. generally accepted accounting principles, or GAAP, excluding the impact of share-based compensation expense which is non-cash in nature. Main Street believes presenting distributable net investment income and distributable net realized income, and related per share amounts, are useful and appropriate supplemental disclosures for analyzing its financial performance since share-based compensation does not require settlement in cash. However, distributable net investment income and distributable net realized income are non-GAAP measures and should not be considered as a replacement to net investment income, net realized income, and other earnings measures presented in accordance with GAAP. Instead, distributable net investment income and distributable net realized income should be reviewed only in connection with such GAAP measures in analyzing Main Street's financial performance. A reconciliation of net investment income and net realized income in accordance with GAAP to distributable net investment income and distributable net realized income is presented in the table above.

  Investment Income

        For the year ended December 31, 2008, total investment income was $17.3 million, a $4.8 million, or 39%, increase over the $12.5 million of total investment income for the year ended December 31, 2007. The increase was attributable to a $4.6 million increase in interest, fee and dividend income from investments and a $0.2 million increase in interest income from idle funds, which was principally earned on the remaining proceeds from our IPO. The increase in interest, fee and dividend income was primarily attributable to (i) higher average levels of outstanding debt investments, which was principally due to the closing of eight new debt investments since December 31, 2007, partially offset by debt repayments received during the same period and certain investments that were on non-accrual status or written off in 2008, (ii) significantly higher levels of cash dividend income from portfolio equity investments, and (iii) higher levels of fee income. For the year ended December 31, 2008, Main Street received approximately $3.2 million in cash dividend payments from portfolio company equity investments. These dividend payments were paid to Main Street based upon the accumulated earnings and available cash of certain portfolio companies for the year ended December 31, 2008.

  Expenses

        For the year ended December 31, 2008, total expenses increased by approximately $1.0 million, or 17%, to approximately $7.0 million from $6.0 million for the year ended December 31, 2007. Share-based compensation expense recognized during 2008 related to non-cash amortization expense for restricted share grants made in July 2008 totaled $0.5 million. There were no similar expenses incurred during 2007. In addition, 2007 operating expenses included $0.7 million of costs related to Main Street's IPO which was completed in October 2007. There were no similar expenses incurred during 2008. Operating expenses, excluding the non-cash, share-based compensation expense and the 2007 IPO-related expenses discussed above, increased $1.2 million in 2008 compared with 2007 due to a $0.7 million increase in general and administrative expense associated with higher costs to operate as a public company and a $0.5 million increase in interest expense as a result of an additional $9.9 million of SBIC Debentures borrowed through MSMF during 2007, and unused commitment fees on two credit facilities totaling $80 million, one entered into in December 2007 and the other in October 2008, by MSCC.

  Distributable Net Investment Income

        Distributable net investment income for the year ended December 31, 2008 was $10.8 million, or a 66% increase, compared to distributable net investment income of $6.5 million during the year ended December 31, 2007. The increase in distributable net investment income was attributable to the increase in total investment income partially offset by the increase in total expenses discussed above.

  Net Investment Income

        Net investment income for the year ended December 31, 2008 was $10.3 million, or a 58% increase, compared to net investment income of $6.5 million during the year ended December 31, 2007. The increase in net investment income was attributable to the increase in total investment income partially offset by the increase in total expenses discussed above.

  Distributable Net Realized Income

        For the year ended December 31, 2008, the net realized gains from investments was $1.4 million, representing a $3.3 million, or 70%, decrease over the net realized gains of $4.7 million during the year ended December 31, 2007. The net realized gains during the year ended December 31, 2008 principally related to the realized gains recognized on equity investments in four portfolio companies, offset by realized losses on debt and equity investments in two portfolio companies, compared to higher net realized gains recognized on equity investments in four portfolio companies during the year ended December 31, 2007.

        The higher distributable net investment income in the year ended December 31, 2008 offset by the lower net realized gains during that period resulted in a $1.0 million, or 9%, increase in the distributable net realized income for the year ended December 31, 2008 compared with the year ended December 31, 2007.

  Net Realized Income

        The higher net investment income for the year ended December 31, 2008 offset by the lower net realized gains during that period resulted in a $0.5 million, or 4%, increase in the net realized income for the year ended December 31, 2008 compared with the corresponding period in 2007.

  Net Increase in Net Assets Resulting from Operations

        For the year ended December 31, 2008, the net increase in net assets resulting from operations was $10.9 million in 2008 compared with $2.5 million for the year ended December 31, 2007. The $4.0 million net change in unrealized depreciation from investments for 2008 was attributable to (i) $2.9 million from the accounting reversal of net unrealized appreciation attributable to the total net realized gain on the exit of six portfolio investments, (ii) unrealized depreciation on nine investments in portfolio companies totaling $8.9 million, offset by unrealized appreciation on thirteen investments in portfolio companies totaling $8.7 million, and (iii) $0.9 million in unrealized depreciation attributable to Main Street's investment in its affiliated investment manager. During 2008, Main Street also recognized a cumulative income tax benefit of $3.2 million primarily consisting of deferred tax benefits related to net unrealized losses and the difference between taxable income and book income from equity investments which are flow through entities on certain portfolio investments owned by MSEI, our wholly owned taxable subsidiary.

  Liquidity and Capital Resources

  Cash Flows

        For the three months ended March 31, 2010, we experienced a net increase in cash and cash equivalents in the amount of $2.0 million. During that period, we generated $0.1 million of cash from our operating activities, primarily from distributable net investment income partially offset by (i) the semi-annual interest payments on MSMF and MSC II SBIC debentures and (ii) increases in other assets. We used $37.0 million in net cash from investing activities, principally including the funding of $25.9 million for marketable securities and idle funds investments and the funding of $18.5 million for new core and private placement portfolio investments, partially offset by (i) $3.6 million of cash proceeds from the sale of marketable securities and idle funds investments, (ii) $2.5 million in cash acquired as part of the Exchange Offer, and (iii) $1.3 million in cash proceeds from the repayment of core and private placement portfolio debt investments. For the first three months of 2010, $39.0 million in cash was provided by financing activities, which principally consisted of $40.2 million in net cash proceeds from a January 2010 public stock offering and $2.1 million in net borrowings under our $30 million investment credit facility, partially offset by $3.3 million in cash dividends paid to stockholders.

        For the three months ended March 31, 2009, we experienced a net decrease in cash and cash equivalents in the amount of $16.5 million. During that period, we generated $0.3 million of cash from our operating activities, primarily from net investment income partially offset by the semi-annual interest payments on our SBIC debentures. We used $12.0 million in net cash from investing activities, principally including (i) the funding of $13.1 million for marketable securities and idle funds investments and (ii) the funding of $2.2 million for a new core portfolio company investment, partially offset by $0.9 million in cash proceeds from repayment of debt investments and $2.3 million of cash proceeds from the sale of marketable securities and idle funds investments. During the first three months of 2009, we used $4.8 million in cash for financing activities, which principally consisted of $3.4 million in cash dividends to stockholders and $1.3 million in purchases of our common stock as part of our share repurchase program.

        For the year ended December 31, 2009, we experienced a net decrease in cash and cash equivalents in the amount of $4.8 million. During that period, we generated $8.0 million of cash from our operating activities, primarily from distributable net investment income partially offset by (i) the semi-annual interest payments on our SBIC debentures, (ii) decreases in accounts payable, and (iii) non-cash interest and dividends. We used $26.0 million in net cash from investing activities, principally including the funding of $85.9 million for marketable securities and idle funds investments and the funding of $24.7 million for new core portfolio company investments, partially offset by $73.5 million of cash proceeds from the sale of marketable securities and idle funds investments and $11.1 million in cash proceeds from the repayment of core portfolio debt investments. During 2009, $13.2 million in cash was provided by financing activities, which principally consisted of $16.2 million in net cash proceeds from a June 2009 public stock offering and $9.6 million in net proceeds from the issuance of SBIC debentures, partially offset by $11.2 million in cash dividends and $1.6 million in purchases of shares of our common stock as part of our share repurchase program.

        For the year ended December 31, 2008, we experienced a net decrease in cash and cash equivalents of $6.5 million. During that period, we generated $10.9 million of cash from our operating activities, primarily from distributable net investment income partially offset by the semi-annual interest payments on our SBIC debentures. We used $3.5 million in net cash for investing activities, principally due to the funding of new investments and several smaller follow-on investments for a total of $47.7 million. We also made a $4.2 million investment in idle funds investments, and received proceeds from the maturity of a $24.1 million investment in idle funds investments. We received $16.3 million in cash proceeds from repayment of debt investments and $8.0 million of cash proceeds from the redemption and sale of equity investments. For the year ended December 31, 2008, we used $13.9 million in cash for financing activities, which principally consisted of $13.2 million in cash dividends to stockholders, $0.4 million in deferred loan origination costs and $0.3 million used in the purchase of share of our common stock pursuant to our share repurchase program.

        For the year ended December 31, 2007, we experienced a net increase in cash and equivalents in the amount of $28.1 million. During 2007, we generated $5.4 million of cash from our operating activities, primarily from net investment income. We used $38.0 million in net cash for investing activities, principally due to the funding of new investments and several smaller follow-on investments for a total of $29.5 million of invested capital and the purchase of $24.1 million of investments in idle funds investments, partially offset by $9.6 million in cash proceeds from repayment of debt investments and $5.9 million of cash proceeds from the redemption or sale of several equity investments. We generated $60.7 million in cash from financing activities, which principally consisted of the net proceeds of $60.2 million from the IPO and $9.9 million in additional SBIC debenture borrowings, partially offset by $7.5 million of cash distributions to partners and stockholders and $1.6 million of payments related to IPO costs.

  Capital Resources

        As of March 31, 2010, we had $58.8 million in cash and cash equivalents, marketable securities, and idle funds investments, and our net asset value totaled $180.2 million, or $11.95 per share. In January 2010, we completed a follow-on public stock offering in which we sold 2,875,000 shares of common stock, including the underwriters' exercise of the over-allotment option, at a price to the public of $14.75 per share, resulting in total net proceeds of approximately $40.2 million, after deducting underwriters' commissions and offering costs.

        On October 24, 2008, Main Street entered into a $30 million, three-year investment credit facility (the "Investment Facility") with Branch Banking and Trust Company ("BB&T") and Compass Bank, as lenders, and BB&T, as administrative agent for the lenders. The purpose of the Investment Facility is to provide additional liquidity in support of future investment and operational activities. The Investment Facility allows for an increase in the total size of the facility up to $75 million, subject to certain conditions, and has a maturity date of October 24, 2011. Borrowings under the Investment Facility bear interest, subject to Main Street's election, on a per annum basis equal to (i) the applicable LIBOR rate plus 2.75% or (ii) the applicable base rate plus 0.75%. Main Street pays unused commitment fees of 0.375% per annum on the average unused lender commitments under the Investment Facility. The Investment Facility contains certain affirmative and negative covenants, including but not limited to: (i) maintaining a minimum liquidity of not less than 10% of the aggregate principal amount outstanding, (ii) maintaining an interest coverage ratio of at least 2.0 to 1.0, and (iii) maintaining a minimum tangible net worth. At March 31, 2010, Main Street had $2.1 million in borrowings outstanding under the Investment Facility, and Main Street was in compliance with all financial covenants of the Investment Facility.

        Due to each of the Funds' status as a licensed SBIC, we have the ability to issue, through the Funds, debentures guaranteed by the SBA at favorable interest rates. Under the regulations applicable to SBIC funds, an SBIC can have outstanding debentures guaranteed by the SBA generally in an amount up to twice its regulatory capital, which effectively approximates the amount of its equity capital. Debentures guaranteed by the SBA have fixed interest rates that equal prevailing 10-year Treasury Note rates plus a market spread and have a maturity of ten years with interest payable semi-annually. The principal amount of the debentures is not required to be paid before maturity but may be pre-paid at any time. Debentures issued prior to September 2006 were subject to pre-payment penalties during their first five years. Those pre-payment penalties no longer apply to debentures issued after September 1, 2006. On March 31, 2010, we, through the Funds, had $135 million of outstanding indebtedness guaranteed by the SBA, which carried an average fixed interest rate of approximately 5.8%. The first maturity related to the SBIC debentures does not occur until 2013, and the weighted average duration is 7.0 years as of March 31, 2010.

        The Stimulus Bill contains several provisions applicable to SBIC funds, including the Funds. One of the key SBIC-related provisions included in the Stimulus Bill increased the maximum amount of combined SBIC leverage (or SBIC leverage cap) to $225 million for affiliated SBIC funds. The prior maximum amount of SBIC leverage available to affiliated SBIC funds was approximately $137 million. Since the increase in the SBIC leverage cap applies to affiliated SBIC funds, Main Street is required to allocate such increased borrowing capacity between the Funds. Subsequent to the Exchange Offer, Main Street now has access to an incremental $90 million in SBIC leverage capacity, subject to the required capitalization of each of the Funds, in addition to the $70 million of existing MSC II SBIC leverage and the $65 million of MSMF SBIC leverage.

        A recently proposed bill, the Small Business Financing and Investment Act of 2009, or HR 3854, would increase the total SBIC leverage capacity for affiliated SBIC funds from $225 million to $350 million. If enacted, this bill would increase Main Street's SBIC leverage capacity through the Funds by an additional $125 million. While Main Street is positioned to benefit from the full congressional passage of HR 3854, the ultimate form and likely outcome of such legislation or any similar legislation cannot be predicted.

        Due to our existing cash and cash equivalents, marketable securities, and idle funds investments and the available borrowing capacity through both the SBIC program and the Investment Facility, we project that we will have sufficient liquidity to fund our investment and operational activities through all of calendar year 2010. However, this projection will be impacted by, among other things, the pace of new and follow-on investments, debt repayments and investment redemptions, the level of cash flow from operations and cash flow from realized gains, and the level of dividends we pay in cash. We anticipate that we will continue to fund our investment activities through existing cash and cash equivalents, the liquidation of marketable securities and idle funds investments, and a combination of future debt and equity capital. Our primary uses of funds will be investments in portfolio companies, operating expenses and cash distributions to holders of our common stock.

        We periodically invest excess cash balances into marketable securities and idle funds investments. The investment objective of marketable securities and idle funds investments is to generate incremental cash returns on excess cash balances prior to utilizing those funds for investment in our core and private placement portfolio investment strategy. Marketable securities and idle funds investments generally consist of secured debt investments, independently rated debt investments, certificates of deposit with financial institutions, and diversified bond funds. The composition of marketable securities and idle funds investments will vary in a given period based upon, among other things, changes in market conditions, the underlying fundamentals in our marketable securities and idle funds investments, our outlook regarding future core and private placement portfolio investment needs, and any regulatory requirements applicable to Main Street.

        If our common stock trades below our net asset value per share, we will generally not be able to issue additional common stock at the market price unless our stockholders approve such a sale and our Board of Directors makes certain determinations. A proposal, approved by our stockholders at our

June 2010 annual meeting of stockholders, authorizes us to sell shares of our common stock below the then current net asset value per share of our common stock in one or more offerings for a period of one year ending on the earlier of June 9, 2011 or the date of our 2011 annual stockholders meeting.

        In order to satisfy the Code requirements applicable to a RIC, we intend to distribute to our stockholders substantially all of our taxable income, but we may also elect to periodically spillover certain excess undistributed taxable income from one tax year into the next tax year. In addition, as a BDC, we generally are required to meet a coverage ratio of total assets to total senior securities, which include borrowings and any preferred stock we may issue in the future, of at least 200%. This requirement limits the amount that we may borrow. In January 2008, we received exemptive relief from the SEC that permits us to exclude SBA-guaranteed debt issued by our wholly owned SBIC subsidiary, MSMF, from our asset coverage ratio, which, in turn, enables us to fund more investments with debt capital. We expect to obtain similar relief from the SEC with respect to SBIC debt securities issued by MSC II, including the $70 million of currently outstanding debt related to its participation in the SBIC program.

  Current Market Conditions

        Although we have been able to secure access to additional liquidity, including our recent public stock offering, the $30 million Investment Facility, and the increase in available leverage through the SBIC program as part of the Stimulus Bill, there is no assurance that debt or equity capital will be available to us in the future on favorable terms, or at all.

  Recently Issued Accounting Standards

        In June 2009, FASB issued ASC 810, Amendments to FASB Interpretation No. 46(R), which amends the guidance in FASB Interpretation No. ("FIN") 46(R), Consolidation of Variable Interest Entities. It requires reporting entities to evaluate former qualifying special-purpose entities ("QSPEs") for consolidation, changes the approach to determining the primary beneficiary of a variable interest entity (a "VIE") from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. ASC 810 requires additional year-end and interim disclosures for public and non-public companies. ASC 810 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. Main Street adopted ASC 810 on January 1, 2010. Early adoption of ASC 810 is prohibited. The FASB agreed at its January 27, 2010 meeting to issue an Accounting Standards Update ("ASU") to finalize its proposal to indefinitely defer ASC 810 for reporting enterprises' interests in entities that either have all of the characteristics of investment companies or for which it is industry practice to apply measurement principles for financial reporting purposes consistent with those that apply to investment companies. The provisions of ASC 810 will not have any impact on Main Street's financial condition or results of operations.

        In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures About Fair Value Measurements. ASU 2010-06 adds new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation, inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 is not expected to have a significant impact on Main Street's financial condition and results of operations.

        In December 2007, the FASB issued ASC 805, Business Combinations. Under ASC 805, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions, replacing the previous cost-allocation process. ASC 805 also includes a substantial number of new disclosure requirements. ASC 805 is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. Main Street adopted ASC 805 on January 1, 2009. Main Street accounted for the Exchange Offer under ASC 805 with the impact on the financial statements discussed in Note I to the consolidated financial statements.

  Inflation

        Inflation has not had a significant effect on our results of operations in any of the reporting periods presented herein. However, our portfolio companies have experienced, and may in the future experience, the impacts of inflation on their operating results, including periodic escalations in their costs for raw materials and required energy consumption.

  Off-Balance Sheet Arrangements

        We may be a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our portfolio companies. These instruments include commitments to extend credit and involve, to varying degrees, elements of liquidity and credit risk in excess of the amount recognized in the balance sheet. At March 31, 2010, we had two outstanding commitments to fund unused revolving loans for up to $1.5 million in total.

  Contractual Obligations

        As of March 31, 2010, our future fixed commitments for cash payments on contractual obligations for each of the next five years and thereafter are as follows:

	Total	April 1 through December 31, 2010	2011	2012	2013	2014	2015 and thereafter
	(dollars in thousands)
SBIC debentures	$135,000	$—	$—	$—	$4,000	$18,000	$113,000
Interest due on SBIC debentures	54,083	3,954	7,918	7,939	7,918	7,612	18,742

Total	$189,083	$3,954	$7,918	$7,939	$11,918	$25,612	$131,742

        MSCC is obligated to make payments under a support services agreement with the Investment Manager. Subsequent to the completion of the Formation Transactions and the IPO, the Investment Manager is reimbursed for its excess cash expenses associated with providing investment management and other services to MSCC and its subsidiaries, as well as third parties. Each quarter, as part of the support services agreement, MSCC makes payments to cover all cash expenses incurred by the Investment Manager, less the recurring management fees that the Investment Manager receives from MSC II pursuant to a long-term investment advisory services agreement and any other fees received from third parties for providing external services.

  Related Party Transactions

        As discussed further in Note D to the accompanying consolidated financial statements, subsequent to the completion of the Formation Transactions, the Investment Manager is a wholly owned portfolio company of MSCC. At March 31, 2010 and December 31, 2009, the Investment Manager had a

receivable of $229,482 and $217,422, respectively, with MSCC related to net cash expenses incurred by the Investment Manager required to support Main Street's business.

  Recent Developments

        In May 2010, Main Street announced that it recently completed three new core portfolio investments collectively totaling $26.5 million in invested capital. As part of the new core portfolio additions, Main Street closed (i) a $16.0 million investment consisting of a second lien, secured debt investment, a preferred equity investment, and a common equity investment in one of the largest and fastest growing independent providers of trench safety solutions for underground maintenance and construction activities in the United States, (ii) a $3.0 million investment consisting of a first lien, secured debt investment with equity warrant participation in a provider of information technologies to mid-stream and upstream energy companies, and (iii) a $7.5 million investment consisting of a first lien, secured debt investment in a leading venue-based media and marketing company that provides integrated "out-of-home" advertising solutions to its clients.

        In June 2010, Main Street announced that it recently completed two new core portfolio investments. First, Main Street closed a $7.0 million total investment in Harrison Hydra-Gen, Ltd. ("HHG") to support a recapitalization and growth capital financing. HHG is a Houston, Texas based manufacturer of mobile hydraulic-driven generators for the fire apparatus, oilfield service and aerial work platform markets. In addition, Main Street closed an $8.3 million total investment in PPL RVs, Inc. ("PPL") to support a recapitalization and growth capital financing. PPL is one of the largest consigners of pre-owned recreational vehicles and online parts retailers in the United States.

        In addition to the new core portfolio investments, since March 31, 2010, Main Street has invested $9.5 million in privately placed, interest-bearing portfolio debt securities with a weighted average interest coupon of approximately 12%.

        On June 3, 2010, Main Street declared monthly dividends of $0.125 per share for each of July, August and September 2010. These monthly dividends equate to a total of $0.375 per share for the third quarter of 2010.

        Main Street's Annual Meeting of Stockholders was held on June 10, 2010. At the meeting, Main Street's stockholders (i) elected the incumbent directors for a term of one year; (ii) approved a proposal to authorize Main Street, with the approval of its independent directors, to sell shares of its common stock during the next twelve months at a price below its then current net asset value per share; and (iii) approved a proposal to ratify the appointment of Grant Thornton LLP as its independent registered public accounting firm for the year ending December 31, 2010.

 SENIOR SECURITIES

        Information about our senior securities is shown in the following table as of December 31 for the years indicated in the table, unless otherwise noted. Grant Thornton LLP's report on the senior securities table as of December 31, 2009, is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
	(dollars in thousands)
SBIC debentures payable
2005	$45,100	1,738	—	N/A
2006	45,100	1,959	—	N/A
2007	55,000	3,094	—	N/A
2008	55,000	3,043	—	N/A
2009	65,000	2,995	—	N/A
2010 (as of March 31, 2010, unaudited)	137,100	2,215	—	N/A

(1)
Total amount of each class of senior securities outstanding at the end of the period presented.

(2)
Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.

(3)
The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it. The "—" indicates information which the Securities and Exchange Commission expressly does not require to be disclosed for certain types of senior securities.

(4)
Not applicable because senior securities are not registered for public trading.

BUSINESS

        We are a principal investment firm focused on providing customized financing solutions to lower middle market companies, which we generally define as companies with annual revenues between $10 million and $100 million, that operate in diverse industries. We invest primarily in secured debt instruments, equity investments, warrants and other securities of lower middle market companies based in the United States. Our principal investment objective is to maximize our portfolio's total return by generating current income from our debt investments and realizing capital appreciation from our equity and equity-related investments, including warrants, convertible securities and other rights to acquire equity securities in a portfolio company. Our investments generally range in size from $2 million to $20 million. Our ability to invest across a company's capital structure, from senior secured loans to subordinated debt to equity securities, allows us to offer portfolio companies a comprehensive suite of financing solutions, or "one-stop" financing.

        We seek to fill the current financing gap for lower middle market businesses, which, historically, have had more limited access to financing from commercial banks and other traditional sources. Given the current credit environment, we believe the limited access to financing for lower middle market companies is even more pronounced. The underserved nature of the lower middle market creates the opportunity for us to meet the financing needs of lower middle market companies while also negotiating favorable transaction terms and equity participations. Providing customized, "one stop" financing solutions has become even more relevant to our portfolio companies in the current credit environment. We generally seek to partner directly with entrepreneurs, management teams and business owners in making our investments. Main Street believes that its core investment strategy has a lower correlation to the broader debt and equity markets.

        The level of new portfolio investment activity will fluctuate from period to period based upon our view of the current economic fundamentals, our ability to identify new investment opportunities that meet our investment criteria, and our ability to consummate identified opportunities. The level of new investment activity, and associated interest and fee income, will directly impact the timing of future investment income. In addition, the level of dividends paid by portfolio companies and the portion of our portfolio debt investments on non-accrual status will directly impact the timing of future investment income. While we intend to grow our portfolio and our investment income over the long-term, our growth and our operating results may be more limited during depressed economic periods. However, we intend to appropriately manage our cost structure and liquidity position based on applicable economic conditions and our investment outlook. The level of realized gains or losses and unrealized appreciation or depreciation will also fluctuate depending upon portfolio activity and the performance of our individual portfolio companies. The changes in realized gains and losses and unrealized appreciation or depreciation could have a material impact on our operating results.

        Our investments are made through both MSCC and the Funds. Since the IPO, MSCC and MSMF have co-invested in substantially every investment we have made. In addition, approximately 88% of the MSC II portfolio investments as of the date of the Exchange Offer represented co-investments with MSCC and/or MSMF. MSCC and the Funds share the same investment strategies and criteria in the lower middle market, although they are subject to different regulatory regimes. See "Regulation." An investor's return in MSCC will depend, in part, on the Funds' investment returns as MSMF is a wholly owned subsidiary of MSCC and as MSC II is a majority owned subsidiary of MSCC subsequent to the Exchange Offer.

        We typically seek to work with entrepreneurs, business owners and management teams to provide customized financing for strategic acquisitions, business expansion and other growth initiatives, ownership transitions and recapitalizations. In structuring transactions, we seek to protect our rights, manage our risk and create value by: (i) providing financing at lower leverage ratios; (ii) generally taking first priority liens on assets; and (iii) providing significant equity incentives for management teams of our portfolio companies. We prefer negotiated deals to widely conducted auctions because we believe widely conducted auction transactions often have higher execution risk and can result in potential conflicts among creditors and lower returns due to more aggressive valuation multiples and leverage ratios.

        As of March 31, 2010, Main Street had debt and equity investments in 38 core portfolio companies with an aggregate fair value of approximately $204.7 million and a weighted average effective yield on its debt investments of approximately 14.5%. Approximately 80% of Main Street's total core portfolio investments at cost were in the form of debt investments and 87% of such debt investments at cost were secured by first priority liens on the assets of Main Street's portfolio companies as of March 31, 2010. At March 31, 2010, Main Street had equity ownership in approximately 92% of its core portfolio companies and the average fully diluted equity ownership in those portfolio companies was approximately 34%. The weighted average yield was computed using the effective interest rates for all debt investments at March 31, 2010, including amortization of deferred debt origination fees and accretion of original issue discount but excluding any debt investments on non-accrual status.

Business Strategies

        Our principal investment objective is to maximize our portfolio's total return by generating current income from our debt investments and realizing capital appreciation from our equity and equity-related investments, including warrants, convertible securities and other rights to acquire equity securities in a portfolio company. We have adopted the following business strategies to achieve our investment objective:

  •
  Delivering Customized Financing Solutions.  We believe our ability to provide a broad range of customized financing solutions to lower middle market companies sets us apart from other capital providers that focus on providing a limited number of financing solutions. We offer to our portfolio companies customized debt financing solutions with equity components that are tailored to the facts and circumstances of each situation. Our ability to invest across a company's capital structure, from senior secured loans to subordinated debt to equity securities, allows us to offer our portfolio companies a comprehensive suite of financing solutions, or "one-stop" financing.

  •
  Focusing on Established Companies in the Lower Middle Market.  We generally invest in companies with established market positions, experienced management teams and proven revenue streams. Those companies generally possess better risk-adjusted return profiles than newer companies that are building management or are in the early stages of building a revenue base. In addition, established lower middle market companies generally provide opportunities for capital appreciation.

  •
  Leveraging the Skills and Experience of Our Investment Team.  Our investment team has significant experience in lending to and investing in lower middle market companies. The members of our investment team have broad investment backgrounds, with prior experience at private investment funds, investment banks and other financial services companies, and currently include eight certified public accountants and one chartered financial analyst. The expertise of our investment team in analyzing, valuing, structuring, negotiating and closing transactions should provide us with competitive advantages by allowing us to consider customized financing solutions and non-traditional and complex structures.

  •
  Investing Across Multiple Industries.  We seek to maintain a portfolio of investments that is appropriately balanced among various companies, industries, geographic regions and end markets. This portfolio balance is intended to mitigate the potential effects of negative economic events for particular companies, regions and industries.

  •
  Capitalizing on Strong Transaction Sourcing Network.  Our investment team seeks to leverage its extensive network of referral sources for investments in lower middle market companies. We have developed a reputation in our marketplace as a responsive, efficient and reliable source of financing, which has created a growing stream of proprietary deal flow for us.

  •
  Benefiting from Lower, Fixed, Long-Term Cost of Capital.  The SBIC licenses held by the Funds have allowed them to issue SBA-guaranteed debentures. SBA-guaranteed debentures carry long-term fixed rates that are generally lower than rates on comparable bank and other debt. Because lower cost SBA leverage is, and will continue to be, a significant part of our capital base through the Funds, our relative cost of debt capital should be lower than many of our competitors. In addition, the SBIC leverage that we receive through the Funds represents a stable, long-term component of our capital structure with proper matching of duration and cost compared to our portfolio investments.

Investment Criteria

        Our investment team has identified the following investment criteria that it believes are important in evaluating prospective portfolio companies. Our investment team uses these criteria in evaluating investment opportunities. However, not all of these criteria have been, or will be, met in connection with each of our investments.

  •
  Proven Management Team with Meaningful Equity Stake.  We look for operationally-oriented management with direct industry experience and a successful track record. In addition, we expect the management team of each portfolio company to have meaningful equity ownership in the portfolio company to better align our respective economic interests. We believe management teams with these attributes are more likely to manage the companies in a manner that both protects our debt investment and enhances the value of our equity investment.

  •
  Established Companies with Positive Cash Flow.  We seek to invest in established companies in the lower middle market with sound historical financial performance. We typically focus on companies that have historically generated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1 million to $10 million and commensurate levels of free cash flow. We generally do not invest in start-up companies or companies with speculative business plans.

  •
  Defensible Competitive Advantages/Favorable Industry Position.  We primarily focus on companies having competitive advantages in their respective markets and/or operating in industries with barriers to entry, which may help to protect their market position and profitability.

  •
  Exit Alternatives.  We exit our debt investments primarily through the repayment of our investment from internally generated cash flow and/or refinancing. In addition, we seek to invest in companies whose business models and expected future cash flows may provide alternate methods of repaying our investment, such as through a strategic acquisition by other industry participants or a recapitalization.

Core Portfolio Investments

        To allow for more relevant disclosure, Main Street's "core" portfolio investments, as used herein, refers to all of Main Street's portfolio investments excluding the Investment Manager, our "private placement investment portfolio" and all "Marketable securities and idle funds investments." Main Street's core portfolio investments principally consist of secured debt, equity warrants and direct equity investments in privately held companies discussed below in further detail. The private placement investment portfolio primarily consists of direct or secondary private placements of interest-bearing securities in companies that are generally larger in size than the lower middle market companies included in our core portfolio.

  Debt Investments

        Historically, we have made core debt investments principally in the form of single tranche debt. Single tranche debt financing involves issuing one debt security that blends the risk and return profiles of both secured and subordinated debt. We believe that single tranche debt is more appropriate for many lower middle market companies given their size in order to reduce structural complexity and potential conflicts among creditors.

        Our core debt investments generally have terms of three to seven years, with limited required amortization prior to maturity, and provide for monthly or quarterly payment of interest at fixed interest rates generally between 12% and 14% per annum, payable currently in cash. In some instances, we have provided floating interest rates for a portion of a single tranche debt security. In addition, certain core debt investments may have a form of interest that is not paid currently but is accrued and added to the loan balance and paid at maturity. We refer to this as payment-in-kind or PIK interest. We typically structure our core debt investments with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our total return target. In most cases, our core debt investment will be collateralized by a first priority lien on substantially all the assets of the portfolio company. As of March 31, 2010, 87% of our core debt investments at cost were secured by first priority liens on the assets of core portfolio companies.

        In addition to seeking a senior lien position in the capital structure of our core portfolio companies, we seek to limit the downside potential of our core investments by negotiating covenants that are designed to protect our core investments while affording our portfolio companies as much flexibility in managing their businesses as reasonable. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control or change of management provisions, key-man life insurance, guarantees, equity pledges, personal guaranties, where appropriate, and put rights. In addition, we typically seek board representation or observation rights in all of our core portfolio companies.

        While we will continue to focus on single tranche core debt investments, we also anticipate structuring some of our debt investments as mezzanine loans. We anticipate that these mezzanine loans will be primarily junior secured or unsecured, subordinated loans that provide for relatively high fixed interest rates that will provide us with significant current interest income. These loans typically will have interest-only payments in the early years, with amortization of principal deferred to the later years of the mezzanine loan term. Typically, our mezzanine loans will have maturities of three to five years. We will generally target fixed interest rates of 12% to 14%, payable currently in cash for our mezzanine loan investments with higher targeted total returns from equity warrants, direct equity investments or PIK interest.

  Warrants

        In connection with our core debt investments, we have historically received equity warrants to establish or increase our equity interest in the core portfolio company. Warrants we receive in connection with a core debt investment typically require only a nominal cost to exercise, and thus, as a core portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We typically structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as secured or unsecured put rights, or rights to sell such securities back to the core portfolio company, upon the occurrence of specified events. In certain cases, we also may obtain registration rights in connection with these equity interests, which may include demand and "piggyback" registration rights.

  Direct Equity Investments

        We also will seek to make direct equity investments in situations where it is appropriate to align our interests with key management and stockholders, and to allow for some participation in the appreciation in enterprise values of our core portfolio companies. We usually make our direct equity investments in connection with debt investments. In addition, we may have both equity warrants and direct equity positions in some of our core portfolio companies. We seek to maintain fully diluted equity positions in our core portfolio companies of 5% to 50%, and may have controlling equity interests in some instances. We have a value orientation toward our direct equity investments and have traditionally been able to purchase our equity investments at reasonable valuations.

Investment Process

        Our investment committee is responsible for all aspects of our investment process. The current members of our investment committee are Vincent D. Foster, our Chairman and Chief Executive Officer, Todd A. Reppert, our President and Chief Financial Officer, and Curtis Hartman, Senior Vice President. Mr. Hartman replaced Dwayne L. Hyzak, Senior Vice President, in this revolving seat on the investment committee effective January 1, 2010 and will serve through 2010. Our investment strategy involves a "team" approach, whereby potential transactions are screened by several members of our investment team before being presented to the investment committee. Our investment committee meets on an as needed basis depending on transaction volume. Our investment committee generally categorizes our investment process into seven distinct stages:

  Deal Generation/Origination

        Deal generation and origination is maximized through long-standing and extensive relationships with industry contacts, brokers, commercial and investment bankers, entrepreneurs, services providers such as lawyers, financial advisors, and accountants, as well as current and former portfolio companies and investors. Our investment team has focused its deal generation and origination efforts on lower middle market companies. We have developed a reputation as a knowledgeable, reliable and active source of capital and assistance in this market.

  Screening

        During the screening process, if a transaction initially meets our investment criteria, we will perform preliminary due diligence, taking into consideration some or all of the following information:

  •
  a comprehensive financial model based on quantitative analysis of historical financial performance, projections and pro forma adjustments to determine the estimated internal rate of return;

  •
  a brief industry and market analysis; importing direct industry expertise from other portfolio companies or investors;

  •
  preliminary qualitative analysis of the management team's competencies and backgrounds;

  •
  potential investment structures and pricing terms; and

  •
  regulatory compliance.

        Upon successful screening of the proposed transaction, the investment team makes a recommendation to our investment committee. If our investment committee concurs with moving forward on the proposed transaction, we issue a non-binding term sheet to the company.

  Term Sheet

        The non-binding term sheet will include the key economic terms based upon our analysis performed during the screening process as well as a proposed timeline and our qualitative expectation for the transaction. While the term sheet is non-binding, we typically receive an expense deposit in order to move the transaction to the due diligence phase. Upon execution of a term sheet and payment of the expense deposit, we begin our formal due diligence process.

  Due Diligence

        Due diligence on a proposed investment is performed by a minimum of two members of our investment team, whom we refer to collectively as the deal team, and certain external resources, who together conduct due diligence to understand the relationships among the prospective portfolio company's business plan, operations and financial performance. Our due diligence review includes some or all of the following:

  •
  site visits with management and key personnel;

  •
  detailed review of historical and projected financial statements;

  •
  operational reviews and analysis;

  •
  interviews with customers and suppliers;

  •
  detailed evaluation of company management, including background checks;

  •
  review of material contracts;

  •
  in-depth industry, market, and strategy analysis; and

  •
  review by legal, environmental or other consultants, if applicable.

        During the due diligence process, significant attention is given to sensitivity analyses and how the company might be expected to perform given downside, "base-case" and upside scenarios. In certain cases, we may decide not to make an investment based on the results of the diligence process.

  Document and Close

        Upon completion of a satisfactory due diligence review, the deal team presents the findings and a recommendation to our investment committee. The presentation contains information including, but not limited to, the following:

  •
  company history and overview;

  •
  transaction overview, history and rationale, including an analysis of transaction strengths and risks;

  •
  analysis of key customers and suppliers and key contracts;

  •
  a working capital analysis;

  •
  an analysis of the company's business strategy;

  •
  a management background check and assessment;

  •
  third-party accounting, legal, environmental or other due diligence findings;

  •
  investment structure and expected returns;

  •
  anticipated sources of repayment and potential exit strategies;

  •
  pro forma capitalization and ownership;

  •
  an analysis of historical financial results and key financial ratios;

  •
  sensitivities to management's financial projections; and

  •
  detailed reconciliations of historical to pro forma results.

        If any adjustments to the transaction terms or structures are proposed by the investment committee, such changes are made and applicable analyses updated. Approval for the transaction must be made by the affirmative vote from a majority of the members of the investment committee. Upon receipt of transaction approval, we will re-confirm regulatory compliance, process and finalize all required legal documents, and fund the investment.

  Post-Investment

        We continuously monitor the status and progress of the portfolio companies. Furthermore, as a BDC we are required to offer, and provide upon request, managerial assistance to our portfolio companies, giving them access to our investment experience, direct industry expertise and contacts. The same deal team that was involved in the investment process will continue its involvement in the portfolio company post-investment. This provides for continuity of knowledge and allows the deal team to maintain a strong business relationship with key management of our portfolio companies for post-investment assistance and monitoring purposes. As part of the monitoring process, the deal team will analyze monthly/quarterly financial statements versus the previous periods and year, review financial projections, meet and discuss issues or opportunities with management, attend board meetings and review all compliance certificates and covenants. While we maintain limited involvement in the ordinary course operations of our portfolio companies, we maintain a higher level of involvement in non-ordinary course financing or strategic activities and any non-performing scenarios.

        We also use an internally developed investment rating system to characterize and monitor our expected level of returns on each of our investments.

  •
  Investment Rating 1 represents a portfolio company that is performing in a manner which significantly exceeds our original expectations and projections;

  •
  Investment Rating 2 represents a portfolio company that, in general, is performing above our original expectations;

  •
  Investment Rating 3 represents a portfolio company that is generally performing in accordance with our original expectations;

  •
  Investment Rating 4 represents a portfolio company that is underperforming our original expectations. Investments with such a rating require increased Main Street monitoring and scrutiny; and

  •
  Investment Rating 5 represents a portfolio company that is significantly underperforming. Investments with such a rating require heightened levels of Main Street monitoring and scrutiny and involve the recognition of unrealized depreciation on such investment.

        All new core portfolio investments receive an initial 3 rating.

        The following table shows the distribution of our portfolio investments (excluding the investment in the Investment Manager) on our 1 to 5 investment rating scale at fair value as of March 31, 2010 and December 31, 2009:

	March 31, 2010		December 31, 2009
Investment Rating	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
	(Unaudited)
	(dollars in thousands)
1	$30,495	12.7%	$14,509	10.3%
2	92,182	38.5%	59,116	42.0%
3	97,495	40.8%	57,578	40.9%
4	18,735	7.8%	9,000	6.4%
5	400	0.2%	500	0.4%

Totals	$239,307	100.0%	$140,703	100.0%

        Based upon our investment rating system, the weighted average rating of our portfolio as of March 31, 2010 and December 31, 2009 was approximately 2.4. As of March 31, 2010, we had three investments on non-accrual status, which comprised approximately 4.7% of the investment portfolio at fair value. At December 31, 2009, we had three investments on non-accrual status, which comprised approximately 1.1% of the investment portfolio at fair value.

  Exit Strategies/Refinancing

        While we generally exit most investments through the refinancing or repayment of our debt and redemption of our equity positions, we typically assist our portfolio companies in developing and planning exit opportunities, including any sale or merger of our portfolio companies. We may also assist in the structure, timing, execution and transition of the exit strategy.

Determination of Net Asset Value and Portfolio Valuation Process

        The most significant estimate inherent in the preparation of our consolidated financial statements is the valuation of our portfolio investments and the related amounts of unrealized appreciation and depreciation. As of March 31, 2010 and December 31, 2009, approximately 79% and 80%, respectively, of our total assets represented investments in portfolio companies valued at fair value (including the investment in the Investment Manager). We are required to report our investments at fair value. We adopted the provisions of ASC 820, Fair Value Measurements and Disclosures in the first quarter of 2008. ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

        Our core portfolio strategy calls for us to invest primarily in illiquid securities issued by private companies. These core portfolio investments may be subject to restrictions on resale and will generally have no established trading market. As a result, we determine in good faith the fair value of our portfolio investments pursuant to a valuation policy in accordance with ASC 820 and a valuation process approved by our Board of Directors and in accordance with the 1940 Act. We review external events, including private mergers, sales and acquisitions involving comparable companies, and include these events in the valuation process. Our valuation policy and process are intended to provide a consistent basis for determining the fair value of the portfolio.

        For valuation purposes, control investments are composed of equity and debt securities for which we have a controlling interest in the portfolio company or have the ability to nominate a majority of the portfolio company's board of directors. Market quotations are generally not readily available for our control investments. As a result, we determine the fair value of control investments using a combination of market and income approaches. Under the market approach, we will typically use the enterprise value methodology to determine the fair value of these investments. The enterprise value is the fair value at which an enterprise could be sold in a transaction between two willing parties, other than through a forced or liquidation sale. Typically, private companies are bought and sold based on multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues, or in limited cases, book value. There is no single methodology for estimating enterprise value. For any one portfolio company, enterprise value is generally described as a range of values from which a single estimate of enterprise value is derived. In estimating the enterprise value of a portfolio company, we analyze various factors, including the portfolio company's historical and projected financial results. We allocate the enterprise value to investments in order of the legal priority of the investments. We will also use the income approach to determine the fair value of these securities, based on projections of the discounted future free cash flows that the portfolio company or the debt security will likely generate. The valuation approaches for our control investments estimate the value of the investment if we were to sell, or exit, the investment, assuming the highest and best use of the investment by market participants. In addition, these valuation approaches consider the value associated with our ability to control the capital structure of the portfolio company, as well as the timing of a potential exit.

        For valuation purposes, non-control investments are composed of debt and equity securities for which we do not have a controlling interest in the portfolio company, or the ability to nominate a majority of the portfolio company's board of directors. Market quotations for non-control investments are generally not readily available. For our non-control investments, we use a combination of the market and income approaches to value our equity investments and the income approach to value our debt instruments. For non-control debt investments, we determine the fair value primarily using a yield approach that analyzes the discounted cash flows of interest and principal for the debt security, as set forth in the associated loan agreements, as well as the financial position and credit risk of each of these portfolio investments. Our estimate of the expected repayment date of a debt security is generally the legal maturity date of the instrument, as we generally intend to hold our loans to maturity. The yield analysis considers changes in leverage levels, credit quality, portfolio company performance and other factors. We will use the value determined by the yield analysis as the fair value for that security; however, because of our general intent to hold our loans to maturity, the fair value will not exceed the face amount of the debt security. A change in the assumptions that we use to estimate the fair value of our debt securities using the yield analysis could have a material impact on the determination of fair value. If there is deterioration in credit quality or a debt security is in workout status, we may consider other factors in determining the fair value of a debt security, including the value attributable to the debt security from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis.

        For valuation purposes, our private placement investment portfolio, which primarily consists of direct or secondary private placements of interest-bearing securities, are considered non-control investments since we do not have a controlling interest in the portfolio company, or the ability to nominate a majority of the portfolio company's board of directors.

        Due to the inherent uncertainty in the valuation process, our estimate of fair value may differ materially from the values that would have been used had a ready market for the securities existed. In addition, changes in the market environment, portfolio company performance and other events that may occur over the lives of the investments may cause the gains or losses ultimately realized on these investments to be materially different than the valuations currently assigned. We determine the fair value of each individual investment and record changes in fair value as unrealized appreciation or depreciation.

        As described below, we undertake a multi-step valuation process each quarter in connection with determining the fair value of our investments, with our Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of the fair value of each individual investment.

  •
  Our quarterly valuation process will begin with each portfolio company or investment being initially valued by the deal team responsible for the portfolio investment;

  •
  Preliminary valuation conclusions will then be reviewed and discussed with senior management;

  •
  An independent valuation firm engaged by the Board of Directors will perform certain mutually agreed limited procedures that we have identified and asked them to perform on a selection of our final portfolio company valuation conclusions;

  •
  The Audit Committee of our Board of Directors will review the preliminary valuations, and the deal team will consider and assess, as appropriate, any changes that may be required to the preliminary valuation to address any comments provided by the Audit Committee; and

  •
  The Board of Directors will assess the valuations and will ultimately approve the fair value of each investment in our portfolio in good faith.

        As part of the internal valuation process, in arriving at estimates of fair value for portfolio companies, Main Street, among other things, consults with a nationally recognized independent advisor. The nationally recognized independent advisor is generally consulted relative to each portfolio investment at least once in every calendar year, and for new portfolio companies, at least once in the twelve-month period subsequent to the initial investment. In certain instances, Main Street may determine that it is not cost-effective, and as a result is not in its stockholders' best interest, to consult with the nationally recognized independent advisor on one or more portfolio companies. Such instances include, but are not limited to, situations where the fair value of Main Street's investment in a portfolio company is determined to be insignificant relative to the total investment portfolio. Main Street consulted with its independent advisor in arriving at Main Street's determination of fair value on a total of 8 core portfolio companies for the three months ended March 31, 2010, representing approximately 19% of the total core portfolio investments at fair value as of March 31, 2010. Main Street consulted with its independent advisor in arriving at Main Street's determination of fair value on a total of 26 portfolio companies for the year ended December 31, 2009, representing approximately 82% of the total core portfolio investments at fair value as of December 31, 2009. Main Street consulted with its independent advisor relative to Main Street's determination of fair value on 4, 9, 6, and 7 core portfolio investments for the quarters ended March 31, 2009, June 30, 2009, September 30, 2009, and December 31, 2009, respectively. The Board of Directors of Main Street has the final responsibility for reviewing and approving, in good faith, Main Street's estimate of the fair value for the investments.

        Determination of fair value involves subjective judgments and estimates. The notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

Competition

        We compete for investments with a number of investment funds (including private equity funds, mezzanine funds, BDCs, and other SBICs), as well as traditional financial services companies such as commercial banks and other sources of financing. Many of the entities that compete with us have greater financial and managerial resources. We believe we are able to be competitive with these entities primarily on the basis of our focus toward the underserved lower middle market, the experience and contacts of our management team, our responsive and efficient investment analysis and decision-making processes, our comprehensive suite of customized financing solutions and the investment terms we offer.

        We believe that some of our competitors make senior secured loans, junior secured loans and subordinated debt investments with interest rates and returns that are comparable to or lower than the rates and returns that we target. Therefore, we do not seek to compete primarily on the interest rates and returns that we offer to potential portfolio companies. For additional information concerning the competitive risks we face, see "Risk Factors—Risks Relating to Our Business and Structure—We may face increasing competition for investment opportunities."

Employees

        As of March 31, 2010, we had 16 employees, each of whom was employed by the Investment Manager. These employees include investment and portfolio management professionals, operations professionals and administrative staff. As necessary, we will hire additional investment professionals and administrative personnel. All of our employees are located in our Houston office.

Properties

        We do not own any real estate or other physical properties materially important to our operations. Currently, we lease office space in Houston, Texas for our corporate headquarters.

Legal Proceedings

        We may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While the outcome of any current legal proceedings cannot at this time be predicted with certainty, we do not expect any current matters will materially affect our financial condition or results of operations; however, there can be no assurance whether any pending legal proceedings will have a material adverse effect on our financial condition or results of operations in any future reporting period.

PORTFOLIO COMPANIES

        The following table sets forth certain unaudited information as of March 31, 2010, for the core portfolio companies in which we had a debt or equity investment. Other than these investments, our only formal relationships with our portfolio companies are the managerial assistance ancillary to our investments and the board observer or participation rights we may receive.

Name and Address of Portfolio Company	Nature of Principal Business	Title of Securities Held by Us	Percentage of Fully Diluted Equity Held	Cost of Investment	Fair Value of Investment
Advantage Millwork Company, Inc.	Manufacturer / Distributor	12% Secured Debt	—	4,770,657	3,000,000
10510 Okanella Street, Suite 200	of Wood Doors	Warrants	30.5%	97,808	—
Houston, TX 77041
				4,868,465	3,000,000
American Sensor Technologies, Inc.	Manufacturer of Commercial /	Prime plus 0.5% Secured Debt	—	3,800,000	3,800,000
450 Clark Drive	Industrial Sensors	Warrants	19.6%	49,990	950,000
Mt. Olive, NJ 07828
				3,849,990	4,750,000
Audio Messaging Solutions, LLC	Audio Messaging Services	12% Secured Debt	—	5,190,222	5,320,000
720 Brooker Creek Blvd., Ste. 215		Warrants	8.4%	468,373	1,120,000
Oldsmar, FL 34677
				5,658,595	6,440,000
Café Brazil, LLC	Casual Restaurant Group	12% Secured Debt	—	2,340,057	2,350,000
202 West Main Street, Suite 100		LLC Interests	42.3%	41,837	1,690,000
Allen, TX 75013
				2,381,894	4,040,000
California Healthcare Medical Billing, Inc.	Healthcare Billing and	12% Secured Debt	—	2,051,062	2,133,333
1121 E. Washington Ave.	Records Management	12% Current / 6% PIK Secured Debt	—	1,870,120	1,870,120
Escondido, CA 92025		Common Stock	9.8%	1,176,667	1,600,000
		Warrants	19.6%	1,093,333	2,040,333

				6,191,182	7,643,786
CBT Nuggets, LLC	Produces and Sells	14% Secured Debt	—	2,780,208	2,800,000
44 Club Road, Suite 150	IT Certification	10% Secured Debt	—	1,525,000	1,525,000
Eugene, OR 97401	Training Videos	LLC Interests	40.8%	1,299,520	2,720,000

				5,604,728	7,045,000
Ceres Management, LLC (Lambs)	Aftermarket Automotive	14% Secured Debt	—	3,955,851	3,955,851
11675 Jollyville Road, Suite 300	Services Chain	LLC Interests	70.0%	1,813,333	1,900,000
Austin, TX 78759		Class B Member Units (Non-voting)		888,391	888,391

				6,657,575	6,744,242
Compact Power Equipment Centers, LLC	Light to Medium Duty	12% Secured Debt	—	2,963,054	2,963,054
P.O. Box 40	Equipment Rental	LLC Interests	11.5%	1,147	1,147
Fort Mill, SC 29716
				2,964,201	2,964,201
Condit Exhibits, LLC	Tradeshow Exhibits/	9% Current / 9% PIK Secured Debt	—	4,403,107	4,403,107
500 West Tennessee	Custom Displays	Warrants	46.9%	320,000	50,000
Denver, CO 80223
				4,723,107	4,453,107
Currie Acquisitions, LLC	Manufacturer of Electric	12% Secured Debt	—	3,880,491	3,880,491
9453 Owensmouth Ave.	Bicycles / Scooters	Warrants	41.9%	2,566,204	2,566,204
Chatsworth, CA 91311
				6,446,695	6,446,695
DrillingInfo, Inc.	Information Services for the	12% Secured Debt	—	6,680,939	6,680,939
2600 Via Fortuna, Fifth Floor	Oil and Gas Industry	Warrants	5.0%	1,250,000	1,830,000
Austin, TX 78746
				7,930,939	8,510,939
East Teak Fine Hardwoods, Inc.	Hardwood Products	Common Stock	5.0%	480,318	610,000
1106 Drake Road Donalds, SC 29638

Name and Address of Portfolio Company	Nature of Principal Business	Title of Securities Held by Us	Percentage of Fully Diluted Equity Held	Cost of Investment	Fair Value of Investment
Gulf Manufacturing, LLC	Industrial Metal Fabrication	Prime plus 1% Secured Debt	—	2,993,745	3,000,000
1221 Indiana St.		13% Secured Debt	—	1,951,110	1,995,238
Humble, TX 77396		LLC Interests	46.0%	4,012,000	5,900,000
		Warrants	21.0%	1,780,000	2,700,000

				10,736,855	13,595,238
Hawthorne Customs & Dispatch Services, LLC	Transportation / Logistics	LLC Interests	59.2%	692,500	990,000
9370 Wallisville Road Houston, TX 77013
Hayden Acquisition, LLC	Manufacturer of	8% Secured Debt	—	1,781,303	300,000
7801 West Tangerine Rd.	Utility Structures
Rillito, AZ 85654
Houston Plating & Coatings, LLC	Plating & Industrial	Prime plus 2% Secured Debt	—	100,000	100,000
1315 Georgia St.	Coating Services	Prime plus 2% Secured Debt	—	200,000	200,000
South Houston, TX 77587		LLC Interests	11.1%	335,000	3,005,000

				635,000	3,305,000
Hydratec Holdings, LLC	Agricultural Services	12.5% Secured Debt	—	2,959,500	2,959,500
325 Road 192		Prime plus 1% Secured Debt	—	339,667	339,667
Delano, CA 93215		LLC Interests	85.1%	4,100,000	6,310,000

				7,399,167	9,609,167
Indianapolis Aviation Partners, LLC	FBO / Aviation Support	12% Secured Debt	—	4,088,106	4,088,106
8501 Telephone Road	Services	Warrants	30.2%	1,129,286	1,129,286
Houston, TX 77061
				5,217,392	5,217,392
Jensen Jewelers of Idaho, LLC	Retail Jewelry	Prime plus 2% Secured Debt	—	2,602,452	2,610,000
130 2nd Avenue North		13% Current / 6% PIK Secured Debt	—	2,698,042	2,708,820
Twin Falls, ID 83301		LLC Interests	60.8%	811,000	1,010,000

				6,111,494	6,328,820
KBK Industries, LLC	Specialty Manufacturer	14% Secured Debt	—	5,160,229	5,160,229
East Highway 96	of Oilfield and	8% Secured Debt	—	689,940	689,940
Rush Center, KS 67575	Industrial Products	LLC Interests	19.3%	340,833	1,050,333

				6,191,002	6,900,502
Laurus Healthcare, LP	Healthcare Facilities /	13% Secured Debt	—	2,275,000	2,275,000
10000 Memorial Drive, Suite 540	Services	Warrants	17.5%	105,000	4,400,000
Houston, TX 77024
				2,380,000	6,675,000
Lighting Unlimited, LLC	Commercial and Residential	Prime plus 1% Secured Debt	—	1,127,494	1,127,494
4125 Richmond Ave.	Lighting Products and Design	14% Secured Debt	—	1,691,709	1,691,709
Houston, TX 77027	Services	Warrants	15.0%	54,000	54,000

				2,873,203	2,873,203
Mid-Columbia Lumber Products, LLC	Specialized Lumber Products	Prime plus 1% Secured Debt	—	373,333	373,333
380 W. Adler Street		12% Secured Debt	—	3,734,286	3,789,209
Madras, OR 97741		LLC Interests	26.7%	500,000	610,000
		Warrants	25.5%	250,000	580,000

				4,857,619	5,352,542
NAPCO Precast, LLC	Precast Concrete	18% Secured Debt	—	5,843,013	5,923,077
6949 Low Bid Lane	Manufacturing	Prime plus 2% Secured Debt	—	3,363,548	3,384,615
San Antonio, TX 78250		LLC Interests	35.3%	2,020,000	5,220,000

				11,226,561	14,527,692
National Trench Safety, LLC	Trench & Traffic	10% PIK Debt	—	458,476	458,476
15955 West Hardy Road, Suite 100	Safety Equipment	LLC Interests	11.7%	1,792,308	500,000
Houston, TX 77060
				2,250,784	958,476

Name and Address of Portfolio Company	Nature of Principal Business	Title of Securities Held by Us	Percentage of Fully Diluted Equity Held	Cost of Investment	Fair Value of Investment
Olympus Building Services, Inc.	Custodial / Facilities Services	12% Secured Debt	—	2,953,923	3,050,000
244 South Main Street		12% Current / 3% PIK Secured Debt	—	575,587	575,587
New Hope, PA 18938-1212		Warrants	22.5%	470,000	930,000

				3,999,510	4,555,587
OMi Holdings, Inc.	Manufacturer of	12% Secured Debt	—	10,300,493	10,300,493
1515 E. I-30 Service Road	Overhead Cranes	Common Stock	48.0%	1,080,000	270,000
Royse City, TX 75189
				11,380,493	10,570,493
Pulse Systems, LLC	Manufacturer of Components	Warrants	7.4%	132,856	250,000
4070 G Nelson Avenue	for Medical Devices
Concord, CA 94520
Schneider Sales Management, LLC	Sales Consulting and	13% Secured Debt	—	3,222,456	3,222,456
5340 S. Quebec St., Suite 265N	Training	Warrants	20.0%	45,000	—
Greenwood Village, CO 80111
				3,267,456	3,222,456
Support Systems Homes, Inc.	Manages Substance	15% Secured Debt	—	576,600	576,600
1925 Winchester Blvd., #204	Abuse Treatment Centers
Campbell, CA 95008
Technical Innovations, LLC	Manufacturer of Specialty	13.5% Secured Debt	—	3,211,552	3,250,000
20714 Highway 36	Cutting Tools and Punches
Brazoria, TX 77422
The MPI Group, LLC	Manufacturer of Custom	9% Secured Debt	—	198,619	198,619
319 North Hills Road	Hollow Metal Doors, Frames	12% Secured Debt	—	4,798,053	4,798,053
Corbin, KY 40701	and Accessories	Warrants	29.7%	695,943	400,000
		Warrants	17.4%	200,000	200,000

				5,892,615	5,596,672
Thermal & Mechanical Equipment, LLC	Heat Exchange / Filtration	13% Current / 5% PIK Secured Debt	—	5,491,500	5,491,500
1423 E. Richey Road	Products and Services	Prime plus 2% Secured Debt	—	1,737,396	1,737,396
Houston, TX 77073-3508		Warrants	50.0%	1,000,000	1,000,000

				8,228,896	8,228,896
Uvalco Supply, LLC	Farm and Ranch Supply	LLC Interests	39.6%	1,113,243	1,270,000
2521 E Main St. Uvalde, TX 78801
Vision Interests, Inc.	Manufacturer/	13% Secured Debt	—	8,461,820	8,059,660
6630 Arroyo Springs St. Suite 600	Installer of Commercial	Common Stock	22.3%	372,000	—
Las Vegas, NV 89113	Signage	Warrants	28.0%	160,000	—

				8,993,820	8,059,660
Walden Smokey Point, Inc.	Specialty Transportation/	14% Current / 4% PIK Secured Debt	—	8,276,689	8,276,689
17305 59th Ave. NE	Logistics	Common Stock	12.6%	1,426,667	2,300,000
Arlington, WA 98223
				9,703,356	10,576,689
WorldCall, Inc.	Telecommunication/	13% Secured Debt	—	646,225	646,225
1250 Capital of Texas Hwy., Bldg. 2, Suite 235	Information Services	Common Stock	9.9%	296,631	—
Austin, TX 78746
				942,856	646,225
Ziegler's NYPD, LLC	Casual Restaurant Group	Prime plus 2% Secured Debt	—	992,533	992,533
13901 North 73rd St.		13% Current / 5% PIK Secured Debt	—	4,621,452	4,621,452
Scottsdale, AZ 85260		Warrants	47.6%	600,000	670,000

				6,213,985	6,283,985
Other				2,364,784	2,365,538

Total				186,132,591	204,733,803

Description of Portfolio Companies

        Set forth below is a brief description of each of our current core portfolio companies as of March 31, 2010.

  •
  Advantage Millwork Company, Inc. is a premier designer and manufacturer of high quality wood, decorative metal and wrought iron entry doors.

  •
  American Sensor Technologies, Inc. designs, develops, manufactures and markets state-of-the-art, high performance commercial and industrial sensors.

  •
  Audio Messaging Solutions provides outsourced solutions for its customers' telephone on-hold messaging requirements through a subscription-based revenue model.

  •
  Café Brazil, LLC owns and operates nine full service restaurant/coffee houses in the Dallas/Fort Worth Metroplex.

  •
  California Healthcare Medical Billing, Inc. provides outsourced billing, revenue cycle management, business services, IT and Electronic Health Record (EHR) technology to physician practices and clinics.

  •
  CBT Nuggets, LLC produces and sells original content IT certification training videos. CBT Nuggets, LLC's training videos provide comprehensive training for certification exams from Microsoft ®, CompTIA ®, Cisco ®, Citrix ® and many other professional certification vendors.

  •
  Ceres Management, LLC (d/b/a Lamb's Tire and Automotive Centers) is a leading operator of Goodyear tire retail and automotive repair centers in and around Austin, Texas, with fifteen operating locations.

  •
  Compact Power Equipment Centers, LLC is a light to medium duty equipment rental operation that owns and operates outdoor equipment rental locations.

  •
  Condit Exhibits, LLC is a designer, manufacturer and manager of trade show exhibits and permanent displays.

  •
  Currie Technologies is a designer and distributor of hybrid electric bicycles and other light electric vehicles for personal mobility.

  •
  Drilling Info Inc. is the premier web-based information service for the domestic upstream oil and gas industry, providing an integrated land, production, and well information analysis platform.

  •
  East Teak Fine Hardwoods, Inc. is a leading provider of teak lumber, exotic hardwoods and hardwood products.

  •
  Gulf Manufacturing, LLC manufactures, modifies, and distributes specialty flanges, fittings, rings, plates, spacers, and other fabricated metal products utilized primarily in piping applications.

  •
  Hawthorne Customs & Dispatch Services, LLC provides "one stop" logistics services to its customers in order to facilitate the import and export of various products to and from the United States.

  •
  Hayden Acquisition, LLC is a manufacturer and supplier of precast concrete underground utility structures to the construction industry.

  •
  Houston Plating & Coatings, LLC is a provider of nickel plating and industrial coating services primarily serving the oil field services industry.

  •
  Hydratec Holdings, LLC is engaged in the design, sale and installation of agricultural micro-irrigation products/systems to farmers in the San Joaquin valley in central California.

  •
  Indianapolis Aviation Partners, LLC operates a Fixed Base Operation ("FBO") located at the Indianapolis International Airport under the "Million Air" brand name.

  •
  Jensen Jewelers of Idaho, LLC is the largest privately owned jewelry chain in the Rocky Mountains with 14 stores in 5 states, including Idaho, Montana, Nevada, South Dakota and Wyoming.

  •
  KBK Industries, LLC is a manufacturer of standard and customized fiberglass tanks and related products primarily for use in oil and gas production, chemical production and agriculture applications.

  •
  Laurus Healthcare, LP develops and manages single or multi-specialty health care centers through physician partnerships that provide various surgical, diagnostic and interventional services.

  •
  Lighting Unlimited, LLC, originally founded in 1982, is a leading provider of commercial and residential lighting products and design services in the Houston, Texas market.

  •
  Mid-Columbia Lumber Products, LLC is a manufacturer of finger jointed dimensional framing lumber.

  •
  NAPCO Precast, LLC designs, manufactures, transports and erects precast and pre-stressed concrete products primarily for the non-residential/commercial construction industry.

  •
  National Trench Safety, LLC engages in the rental and sale of underground equipment and trench safety products, including trench shielding, trench shoring, road plates, pipe lasers, pipe plugs and confined space equipment.

  •
  Olympus Building Services, Inc. provides custodial and facilities support services to numerous large governmental and commercial facilities throughout the United States.

  •
  OMi Holdings, Inc. designs, manufactures, and installs overhead material handling equipment including bridge cranes, runway systems, monorails, jib cranes and hoists.

  •
  Pulse Systems, LLC manufactures a wide variety of components used in medical devices for minimally-invasive surgery, primarily in the endovascular field.

  •
  Schneider Sales Management, LLC is a leading publisher of proprietary sales training materials and provider of sales-management consulting services for financial institutions.

  •
  Support Systems Homes, Inc. operates drug and alcohol rehabilitation centers offering a wide range of substance abuse treatment programs for recovery from addictions.

  •
  Technical Innovations, LLC designs and manufactures manual, semiautomatic, pneumatic and computer numerically controlled machines and tools used primarily by medical device manufacturers to place access holes in catheters.

  •
  The MPI Group is an independent, regional manufacturer of custom hollow metal doors, frames and accessories for the architectural hardware industry.

  •
  Thermal & Mechanical Equipment, LLC is a designer, distributor and representative for manufacturers which specializes in heat transfer.

  •
  Uvalco Supply, LLC is a leading provider of farm and ranch supplies to ranch owners and farmers, as well as a leading provider of design, fabrication and erection services for metal buildings throughout South Texas.

  •
  Vision Interests, Inc. is a full service sign company that designs, manufactures, installs and services interior and exterior signage for a wide range of customers.

  •
  Walden Smokey Point, Inc. is an established leader in a niche sector of the trucking and logistics industry.

  •
  WorldCall, Inc. is a holding company which owns both regulated and unregulated communications and information service providers.

  •
  Ziegler's NYPD, LLC is a New York-themed Pizzeria and Italian restaurant with locations across the Phoenix metro area.

MANAGEMENT

        Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors appoints our officers, who serve at the discretion of the Board of Directors. The responsibilities of the Board of Directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. The Board of Directors has an Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, and may establish additional committees from time to time as necessary.

Board of Directors and Executive Officers

        Our Board of Directors consist of six members, four of whom are classified under applicable Nasdaq listing standards as "independent" directors and under Section 2(a)(19) of the 1940 Act as "non-interested" persons. Pursuant to our articles of incorporation, each member of our Board of Directors serves a one year term, with each current director serving until the 2010 annual meeting of stockholders and until his respective successor is duly qualified and elected. Our articles of incorporation give our Board of Directors sole authority to appoint directors to fill vacancies that are created either through an increase in the number of directors or due to the resignation, removal or death of any director.

  Directors

        Information regarding our current Board of Directors is set forth below as of April 15, 2010. We have divided the directors into two groups—independent directors and interested directors. Interested directors are "interested persons" of MSCC as defined in Section 2(a)(19) of the 1940 Act. The address for each director is c/o Main Street Capital Corporation, 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

Independent Directors

Name	Age	Director Since	Expiration of Term
Michael Appling Jr.	43	2007	2010
Joseph E. Canon	68	2007	2010
Arthur L. French	69	2007	2010
William D. Gutermuth	58	2007	2010

Interested Directors

Name	Age	Director Since	Expiration of Term
Vincent D. Foster	53	2007	2010
Todd A. Reppert	40	2007	2010

Executive Officers

        The following persons serve as our executive officers in the following capacities (ages as of April 15, 2010):

Name	Age	Position(s) Held with the Company
Vincent D. Foster	53	Chairman of the Board and Chief Executive Officer
Todd A. Reppert	40	Director, President and Chief Financial Officer
Rodger A. Stout	58	Senior Vice President—Finance and Administration, Chief Compliance Officer and Treasurer
Curtis L. Hartman	37	Senior Vice President
Dwayne L. Hyzak	37	Senior Vice President
David L. Magdol	39	Senior Vice President
Jason B. Beauvais	34	Vice President, General Counsel and Secretary
Michael S. Galvan	41	Vice President and Chief Accounting Officer

        The address for each executive officer is c/o Main Street Capital Corporation, 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

Biographical Information

  Independent Directors

        Michael Appling, Jr. has been a member of our Board of Directors since July 2007. Mr. Appling is the President and Chief Executive Officer of TNT Crane & Rigging Inc., a privately held full service crane and rigging operator. From July 2002 through August 2007, he was the Executive Vice President and Chief Financial Officer of XServ, Inc., a large private equity funded, international industrial services and rental company. Mr. Appling has also held the position of CEO and President for United Scaffolding, Inc., an XServ, Inc. operating subsidiary. In February 2007, XServ, Inc. was sold to The Brock Group, a private industrial services company headquartered in Texas. From March 2000 to June 2002, Mr. Appling served as the Chief Financial Officer of CheMatch.com, an online commodities trading forum. ChemConnect, Inc., a venture backed independent trading exchange, acquired CheMatch.com in January 2002. From June 1999 to March 2000, Mr. Appling was Vice President and Chief Financial Officer of American Eco Corporation, a publicly traded, international fabrication, construction and maintenance provider to the energy, pulp and paper and power industries. In August 2000, American Eco Corporation filed for voluntary protection under Chapter 11 of the Bankruptcy Code and similar Canadian laws. Mr. Appling worked for ITEQ, Inc., a publicly traded, international fabrication and services company, from September 1997 to May 1999, first as a Director of Corporate Development and then as Vice President, Finance and Accounting. From July 1991 to September 1997, Mr. Appling worked at Arthur Andersen LLP, where he practiced as a certified public accountant. We believe Mr. Appling is qualified to serve on our Board of Directors because of his extensive finance and accounting experience, as well as his executive leadership and management experience as a chief executive officer.

        Joseph E. Canon has been a member of our Board of Directors since July 2007. Since 1982, Mr. Canon has been the Executive Vice President and Executive Director, and a member of the Board of Directors, of Dodge Jones Foundation, a private charitable foundation located in Abilene, Texas. He has also been involved during this time as an executive officer and director of several private companies and partnerships with emphasis on energy, financial and other alternative investments. Prior to 1982, Mr. Canon was an Executive Vice President of the First National Bank of Abilene. From 1974 to 1976, he was the Vice President and Trust Officer with the First National Bank of Abilene. Mr. Canon currently serves on the Board of Directors of First Financial Bankshares, Inc. (NASDAQ-GM: FFIN), a $3 billion bank and financial holding company headquartered in Abilene,

Texas. Mr. Canon also serves on the Board of Directors for several bank and trust/asset management subsidiaries of First Financial Bankshares, Inc. He has also served as an executive officer and member of the Board of Directors of various other organizations including the Abilene Convention and Visitors Bureau, Abilene Chamber of Commerce, Conference of Southwest Foundations, City of Abilene Tax Increment District, West Central Texas Municipal Water District and the John G. and Marie Stella Kenedy Memorial Foundation. We believe Mr. Canon's qualifications to serve on our Board of Directors include his many years of managing and investing assets on behalf of public and private entities, his considerable experience in trust banking activities and practices, and his experience on other public boards of directors.

        Arthur L. French has been a member of our Board of Directors since July 2007. Mr. French has served in a variety of executive management and board of director roles over a forty plus year career. He began his private investment activities in January 2000 and served as a director of Fab Tech Industries, a steel fabricator, from November 2000 until August 2009, and as a director of Houston Plating and Coatings LLC, an industrial coatings company from 2002 until 2007. From September 2003 through March 2007, Mr. French was a member of the Advisory Board of Main Street Capital Partners, LLC and a limited partner of Main Street Mezzanine Fund, LP (both of which are now subsidiaries of Main Street). Mr. French served as a director of Rawson LP, an industrial distribution and maintenance services company, from May 2003 until June 2009, and has served as non-executive chairman of Rawson Holdings, LLC since March 2009. Earlier, Mr. French was Chairman and Chief Executive Officer of Metals USA Inc. (NYSE), from 1996-1999, where he managed the process of founders acquisition, assembled the management team and took the company through a successful IPO in July 1997. From 1989-1996, he served as Executive Vice President and Director of Keystone International, Inc. (NYSE), a manufacturer of flow controls equipment. After serving as a helicopter pilot in the United States Army, Captain Corps of Engineers from 1963-1966, Mr. French began his career as a Sales Engineer for Fisher Controls International, Inc., in 1966. During his 23-year career at Fisher Controls, from 1966-1989, Mr. French held various titles, and ended his career at Fisher Controls as President, Chief Operating Officer and Director. We believe Mr. French is qualified to serve on our Board of Directors because of his executive management and leadership roles within numerous public and private companies and his experience in investing in private companies.

        William D. Gutermuth has been a member of our Board of Directors since July 2007. Since 1986, Mr. Gutermuth has been a partner in the law firm of Bracewell & Giuliani LLP, specializing in the practice of corporate and securities law. From 1999 until 2005, Mr. Gutermuth was the Chair of Bracewell & Giuliani's Corporate and Securities Section. Mr. Gutermuth is a published author and frequent lecturer on topics relating to corporate governance and enterprise risk management. In addition, Mr. Gutermuth serves as a director of the Texas TriCities Chapter of the National Association of Corporate Directors. We believe Mr. Gutermuth's qualifications to serve on our Board of Directors includes his extensive legal expertise, including counseling public and private entities on mergers and acquisitions and other complex transactions, specific experience with the 1940 Act regulatory framework and various corporate governance and other issues applicable to us.

  Interested Directors

        Vincent D. Foster has been Chairman of our Board of Directors since April 2007. He is our Chief Executive Officer as well as a member of our investment committee. Since 2002, Mr. Foster has been a senior managing director of Main Street Mezzanine Management, LLC and Main Street Capital Partners, LLC (both of which are now subsidiaries of Main Street). He has also been the senior managing director of the general partner for Main Street Capital II, LP, a small business investment company he co-founded, since January 2006. From 2000 to 2002, Mr. Foster was the senior managing director of the predecessor entity of Main Street Mezzanine Fund. Prior to that, Mr. Foster co-founded Main Street Merchant Partners, a merchant banking firm. He has served as director of U.S.

Concrete, Inc. (NASDAQ-GM: RMIX) since 1999. He also serves as a director of Quanta Services, Inc. (NYSE: PWR), an electrical and telecommunications contracting company, Carriage Services, Inc. (NYSE: CSV), a funeral and cemetery service company, and Team, Inc. (NASDAQ-GS: TISI), a provider of specialty industrial services. In addition, Mr. Foster serves as a director, officer and founder of the Texas TriCities Chapter of the National Association of Corporate Directors. Prior to his private investment activities, Mr. Foster was a partner of Andersen Worldwide and Arthur Andersen LLP from 1988-1997. Mr. Foster was the director of Andersen's Corporate Finance and Mergers and Acquisitions practice for the Southwest United States and specialized in working with companies involved in consolidating industries. We believe Mr. Foster is qualified to serve on our Board of Directors because of his intimate knowledge of our operations through his day-to-day leadership as Chief Executive Officer of Main Street, along with his comprehensive experience on other public Boards of Directors and his extensive experience in tax, accounting, mergers and acquisitions, corporate governance and finance.

        Todd A. Reppert has been a member of our Board of Directors since April 2007. He is our President and Chief Financial Officer and is a member of our investment committee. Since 2002, he has been a senior managing director of Main Street Mezzanine Management, LLC and Main Street Capital Partners, LLC (both of which are now subsidiaries of Main Street). Mr. Reppert has also been a senior managing director of the general partner for Main Street Capital II, LP, a small business investment company he co-founded, since January 2006. From 2000 to 2002, Mr. Reppert was a senior managing director of the predecessor entity of Main Street Mezzanine Fund. Prior to that, he was a principal of Sterling City Capital, LLC, a private investment group focused on small to middle market companies. Prior to joining Sterling City Capital in 1997, Mr. Reppert was with Arthur Andersen LLP. At Arthur Andersen LLP, he assisted in several industry consolidation initiatives, as well as numerous corporate finance and merger/acquisition initiatives. We believe Mr. Reppert's qualifications to serve on our Board of Directors include his extensive finance and accounting experience, his management and operational experience as the President of Main Street, and his considerable experience in corporate finance, mergers and acquisitions and investing in lower middle market companies.

  Non-Director Executive Officers

        Rodger A. Stout serves as our Chief Compliance Officer, Senior Vice President—Finance and Administration and Treasurer. Mr. Stout has been the chief financial officer of Main Street Mezzanine Management, LLC, Main Street Capital Partners, LLC and the general partner of Main Street Capital II, LP since 2006. From 2000 to 2006, Mr. Stout was senior vice president and chief financial officer for FabTech Industries, Inc., one of the largest domestic structural steel fabricating companies. From 1985 to 2000, he was a senior financial executive for Jerold B. Katz Interests. He held numerous positions over his 15-year tenure with this national scope financial services conglomerate. Those positions included director, executive vice president, senior financial officer and investment officer. Prior to 1985, Mr. Stout was an international tax executive in the oil and gas service industry.

        Curtis L. Hartman serves as one of our Senior Vice Presidents and is currently a member of our Investment Committee. Mr. Hartman has been a managing director of Main Street Mezzanine Management, LLC and Main Street Capital Partners, LLC since 2002 and a managing director of the general partner for Main Street Capital II, LP since January 2006. From 2000 to 2002, he was a director of the predecessor entity of Main Street Mezzanine Fund. From 1999 to 2000, Mr. Hartman was an investment adviser for Sterling City Capital, LLC. Concurrently with joining Sterling City Capital, he joined United Glass Corporation, a Sterling City Capital portfolio company, as director of corporate development. Prior to joining Sterling City Capital, Mr. Hartman was a manager with PricewaterhouseCoopers LLP, in its M&A/Transaction Services group. Prior to that, he was employed as a senior auditor by Deloitte & Touche LLP.

        Dwayne L. Hyzak serves as one of our Senior Vice Presidents. Mr. Hyzak has been a managing director of Main Street Mezzanine Management LLC and Main Street Capital Partners, LLC since 2002. He has also been a managing director of the general partner for Main Street Capital II, LP since January 2006. From 2000 to 2002, Mr. Hyzak was a director of integration with Quanta Services, Inc. (NYSE: PWR), an electrical and telecommunications contracting company, where he was principally focused on the company's mergers and acquisitions and corporate finance activities. Prior to joining Quanta Services, Inc., he was a manager with Arthur Andersen LLP in its Transaction Advisory Services group.

        David L. Magdol serves as one of our Senior Vice Presidents. Mr. Magdol has been a managing director of Main Street Mezzanine Management, LLC and Main Street Capital Partners, LLC since 2002 and a managing director of the general partner for Main Street Capital II, LP since January 2006. From 2000 to 2002, Mr. Magdol was a vice president in the Investment Banking Group of Lazard Freres & Co. LLC. From 1996 to 2000, Mr. Magdol served as a vice president of McMullen Group, a private equity investment firm capitalized by Dr. John J. McMullen. From 1993 to 1996, Mr. Magdol worked in the Structured Finance Services Group of Chemical Bank as a management associate.

        Jason B. Beauvais serves as our Vice President, General Counsel and Secretary. Prior to joining us in June 2008, Mr. Beauvais was an attorney with Occidental Petroleum Corporation, an international oil and gas exploration and production company, since August 2006. From October 2002 to August 2006, he was an associate at Baker Botts L.L.P., where he primarily counseled companies in public issuances and private placements of debt and equity and handled a wide range of general corporate and securities matters as well as mergers and acquisitions.

        Michael S. Galvan serves as our Vice President and Chief Accounting Officer. Prior to joining us in February 2008, Mr. Galvan was senior manager of financial operations with Direct Energy, a retail gas and electricity service provider since October 2006. From September 2005 to October 2006, he was a senior audit manager with Malone & Bailey, PC, where he managed and coordinated audits of both publicly traded and private companies. From March 2003 to September 2005, Mr. Galvan was Director of Bankruptcy Coordination at Enron Corporation. Prior to March 2003, he served in other executive positions at various Enron affiliates.

CORPORATE GOVERNANCE

        We maintain a corporate governance section on our Web site which contains copies of the charters for the committees of our Board of Directors. The corporate governance section may be found at http://mainstcapital.com under "Governance" in the "Investor Relations" section of our Web site. The corporate governance section contains the following documents, which are available in print to any stockholder who requests a copy in writing to Main Street Capital Corporation, Corporate Secretary's Office, 1300 Post Oak Blvd., Suite 800, Houston, Texas 77056:

    Audit Committee Charter
    Nominating and Corporate Governance Committee Charter
    Compensation Committee Charter

        In addition, our Code of Business Conduct and Ethics and our Corporate Governance and Stock Ownership Guidelines may be found at http://mainstcapital.com under "Governance" in the "Investor Relations" section of our Web site and is available in print to any stockholder who requests a copy in writing.

Director Independence

        Our Board of Directors consists of six members, four of whom are classified under applicable listing standards of the Nasdaq Stock Market as "independent" directors and under Section 2(a)(19) of the 1940 Act as not "interested persons." Based on these independence standards, our Board of Directors has affirmatively determined that the following directors are independent:

    Michael Appling Jr.
    Joseph E. Canon
    Arthur L. French
    William D. Gutermuth

        Our Board of Directors considered the following relationships in evaluating our directors' independence under the applicable listing standards of the Nasdaq Stock Market. Both Messrs. Canon and French had previously been limited partners in Main Street Mezzanine Fund, LP, and Mr. French had previously served on the Advisory Board of Main Street Capital Partners, LLC, one of our wholly owned subsidiaries and the investment advisor to Main Street Mezzanine Fund, LP and Main Street Capital II, LP, prior to our acquisition of these entities. Messrs. Canon and French are also limited partners in Main Street Capital II, LP, a Small Business Investment Company, or SBIC, fund licensed by the United States Small Business Administration, in which we acquired a majority limited partnership interest in January 2010. The Company did not acquire any limited partnership interests from Messrs. Canon and French in the transaction. Our Board of Directors determined that those prior relationships would not impact the ability of either Mr. Canon or Mr. French to exercise independent judgment and do not impair the independence of either of them.

Communications with the Board

        Stockholders or other interested persons may send written communications to the members of our Board of Directors, addressed to Board of Directors, c/o Main Street Capital Corporation, Corporate Secretary's Office, 1300 Post Oak Blvd., Suite 800, Houston, Texas 77056. All communications received in this manner will be delivered to one or more members of our Board of Directors.

Board Leadership Structure

        Mr. Foster currently serves as both our Chief Executive Officer and as the Chairman of our Board of Directors. As our Chief Executive Officer, Mr. Foster is an "interested person" under Section 2(a)(19) of the 1940 Act. The Board believes that the Company's Chief Executive Officer is currently best situated to serve as Chairman because he is the director most familiar with the Company's business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development. The Company's independent directors bring experience, oversight and expertise from outside the company and industry, while the Chief Executive Officer brings company-specific and industry-specific experience and expertise. The Board believes that the combined role of Chairman and Chief Executive Officer promotes strategy development and execution, and facilitates information flow between management and the Board, which are essential to effective governance.

        One of the key responsibilities of the Board is to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer, together with an independent Lead Director as described below, is in the best interest of our stockholders because it provides the appropriate balance between strategy development and independent oversight of management.

        Our Board of Directors designated Arthur L. French as Lead Director to preside at all executive sessions of non-management directors. In the Lead Director's absence, the remaining non-management directors may appoint a presiding director by majority vote. The non-management directors meet in executive session without management on a regular basis. The Lead Director also has the responsibility of consulting with management on Board and committee meeting agendas, acting as a liaison between management and the non-management directors, including maintaining frequent contact with the Chairman and Chief Executive Officer and facilitating collaboration and communication between the non-management directors and management. Stockholders or other interested persons may send written communications to Arthur L. French, addressed to Lead Director, c/o Main Street Capital Corporation, Corporate Secretary's Office, 1300 Post Oak Blvd., Suite 800, Houston, Texas 77056.

Board of Directors and its Committees

        Board of Directors.    Our Board of Directors met nine times and acted by unanimous written consent six times during 2009. All directors attended 100% of the meetings of the Board of Directors and of the committees on which they served during 2009. Our Board of Directors expects each director to make a diligent effort to attend all Board and committee meetings, as well as each Annual Meeting of Stockholders.

        Committees.    Our Board of Directors currently has, and appoints the members of, standing Audit, Compensation and Nominating and Corporate Governance Committees. Each of those committees is comprised entirely of independent directors and has a written charter approved by our Board of Directors. The current members of the committees are identified in the following table.

Board Committees
Director	Audit	Compensation	Nominating and Corporate Governance
Michael Appling Jr.	Chair		☒
Joseph E. Canon	☒	☒	Chair
Arthur L. French	☒	Chair
William D. Gutermuth		☒	☒

        Audit Committee.    During the year ended December 31, 2009, the Audit Committee met five times. The Audit Committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (as well as the compensation for those services), reviewing the independence of our independent accountants and reviewing the adequacy of our internal control over financial reporting. In addition, the Audit Committee is responsible for assisting our Board of Directors, in connection with its review and approval of the determination of the fair value of our debt and equity investments, and other financial investments, that are not publicly traded or for which current market values are not readily available. Our Board of Directors has determined that Mr. Appling is an "Audit Committee financial expert" as defined by the Securities and Exchange Commission, or SEC, and an independent director. Messrs. Canon and French are the other members of the Audit Committee. For more information on the backgrounds of these directors, see their biographical information under "Biographical Information" above.

        Compensation Committee.    During the year ended December 31, 2009, the Compensation Committee met five times and acted by unanimous written consent once. The Compensation Committee determines the compensation and related benefits for our executive officers including the amount of salary, bonus and stock-based compensation to be included in the compensation package for each of our executive officers. The actions of the Compensation Committee are generally reviewed and ratified by the entire Board of Directors, excluding the employee directors. The members of the Compensation Committee are Messrs. Canon, French and Gutermuth. For more information on the backgrounds of these directors, see their biographical information under "Biographical Information" above.

        Nominating and Corporate Governance Committee.    During the year ended December 31, 2009, the Nominating and Corporate Governance Committee met five times. The Nominating and Corporate Governance Committee is responsible for determining criteria for service on our Board of Directors, identifying, researching and recommending director nominees for election by our stockholders, selecting nominees to fill vacancies on our Board of Directors or a committee thereof, developing and recommending to our Board of Directors any amendments to our corporate governance principles and overseeing the self-evaluation of our Board of Directors and its committees and evaluations of our management. The members of the Nominating and Corporate Governance Committee are Messrs. Appling, Canon and Gutermuth. For more information on the backgrounds of these directors, see their biographical information under "Biographical Information" above.

Compensation Committee Interlocks and Insider Participation

        Each member of the Compensation Committee is independent for purposes of the applicable listing standards of the Nasdaq Stock Market. No member of the Compensation Committee (1) was, during the year ended December 31, 2009, or had previously been, an officer or employee of Main Street or any of its subsidiaries or (2) had any material interest in a transaction of Main Street or any of its subsidiaries or a business relationship with, or any indebtedness to, Main Street or any of its subsidiaries. No interlocking relationship existed during the year ended December 31, 2009 between any member of the Board of Directors or the Compensation Committee and an executive officer of Main Street.

Director Nomination Process

        Our Nominating and Corporate Governance Committee has determined that a candidate for election to our Board of Directors must satisfy certain general criteria, including, among other things:

  •
  be an individual of the highest character and integrity and have an inquiring mind, vision, a willingness to ask hard questions and the ability to work professionally with others;

  •
  be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;

  •
  be willing and able to devote sufficient time to the affairs of our company and be diligent in fulfilling the responsibilities of a member of our Board of Directors and a member of any committee thereof (including: developing and maintaining sufficient knowledge of our company and the specialty finance industry in general; reviewing and analyzing reports and other information important to responsibilities of the Board of Directors and any committee of our Board of Directors; preparing for, attending and participating in meetings of our Board of Directors and meetings of any committee of our Board of Directors; and satisfying appropriate orientation and continuing education guidelines); and

  •
  have the capacity and desire to represent the balanced, best interests of our stockholders as a whole and not primarily a special interest group or constituency.

        The Nominating and Corporate Governance Committee seeks to identify potential director candidates who will strengthen the Board of Directors and will contribute to the overall mix of general criteria identified above. In addition to the general criteria, the Nominating and Corporate Governance Committee considers specific criteria, such as particular skills, experiences (whether in business or in other areas such as public service, academia or scientific communities), areas of expertise, specific backgrounds, and other characteristics, that should be represented on the Board of Directors to enhance its effectiveness and the effectiveness of its committees. The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity; however, the Board and the Nominating Committee believe that it is essential that the Board members represent diverse viewpoints and a diverse mix of the specific criteria above. The process of identifying potential director candidates includes establishing procedures for soliciting and reviewing potential nominees from directors and for advising those who suggest nominees of the outcome of such review. The Nominating and Corporate Governance Committee also has the authority to retain and terminate any search firm used to identify director candidates.

        Any stockholder may nominate one or more persons for election as one of our directors at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in our by-laws and any other applicable law, rule or regulation regarding director nominations. When submitting a nomination to our company for consideration, a stockholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each director nominee: full name, age and address; class, series and number of any shares of our stock beneficially owned by the nominee, if any; the date such shares were acquired and the investment intent of such acquisition; whether such stockholder believes the nominee is an "interested person" of our company, as defined in 1940 Act; and all other information required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required, including the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected. See "Stockholders' Proposals" in our proxy statement and our by-laws for other requirements of stockholder proposals.

        The Nominating and Corporate Governance Committee will consider candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. The Nominating and Corporate Governance Committee also takes into account the contributions of incumbent directors as Board members and the benefits to us arising from their experience on our Board of Directors. Although the Nominating and Corporate Governance Committee will consider candidates identified by stockholders, the Nominating and Corporate Governance Committee may determine not to recommend those candidates to our Board of Directors, and our Board of Directors may determine not to nominate any candidates recommended by the Nominating and Corporate Governance Committee. None of the director nominees named in this prospectus were nominated by stockholders.

Board's Role in the Oversight of Risk Management

        Our Board of Directors as a whole has responsibility for risk oversight, with reviews of certain areas being conducted by the relevant Board Committees that report on their deliberations to the full Board. The oversight responsibility of the Board and its Committees is enabled by management reporting processes that are designed to provide visibility to the Board about the identification, assessment and management of critical risks and management's risk mitigation strategies. Areas of focus include competitive, economic, operational, financial (accounting, credit, liquidity and tax), legal, regulatory, compliance and other risks. The Board and its Committees oversee risks associated with their respective principal areas of focus, as summarized below. Committees meet in executive session with key management personnel regularly and with representatives of outside advisors as necessary.

Board/Committee	Primary Areas of Risk Oversight
Full Board	Strategic, financial and execution risks and exposures associated with the annual operating plan and five-year strategic plan; major litigation and regulatory exposures and other current matters that may present material risk to our operations, plans, prospects or reputation; material acquisitions and divestitures.
Audit Committee

Risks and exposures associated with financial matters, particularly investment valuation, financial reporting and disclosure, tax, accounting, oversight of independent accountants, internal control over financial reporting, financial policies and credit and liquidity matters.

Compensation Committee

Risks and exposures associated with leadership assessment, senior management succession planning, executive and director compensation programs and arrangements, including incentive plans, and compensation related regulatory compliance.

Nominating and Corporate Governance Committee	Risks and exposures relating to our programs and policies relating to legal compliance, corporate governance, and director nomination, evaluation and succession planning.

COMPENSATION OF DIRECTORS

        The following table sets forth the compensation that we paid during the year ended December 31, 2009 to our directors. Directors who are also employees of Main Street or any of its subsidiaries do not receive compensation for their services as directors.

Director Compensation Table

Name	Fees Earned or Paid in Cash		Stock Awards(1)	All Other Compensation(2)	Total
Arthur L. French	$55,000		$30,000	$2,893	$87,893
Michael Appling Jr.	56,749	(3)	30,000	2,893	89,642
Joseph E. Canon	35,000		30,000	2,893	67,893
William D. Gutermuth	54,789	(3)	30,000	2,893	87,682

(1)
Each of our non-employee directors received an award of 2,128 restricted shares under the Main Street Capital Corporation 2008 Non-Employee Director Restricted Stock Plan on July 1, 2009, which will vest 100% on June 9, 2010, the day before the Annual Meeting, provided that the grantee has been in continuous service as a member of the Board of Directors through such date. These amounts represent the grant date fair value of the 2009 stock awards in accordance with FASC ASC Topic 718 based on the $14.10 closing price of our common stock on the Nasdaq Global Select Market on July 1, 2009. Pursuant to SEC rules, the amounts shown exclude the impact of any estimated forfeitures related to service-based vesting conditions. These amounts may not correspond to the actual value that will be recognized by our directors upon vesting. Each non-employee director had 2,128 unvested shares of restricted stock outstanding as of

  December 31, 2009. Please see the discussion of the assumptions made in the valuation of these awards in Note M to the audited consolidated financial statements included in this prospectus.

(2)
These amounts reflect the dollar value of dividends paid on unvested restricted stock awards in 2009.

(3)
In addition to their normal board and committee fees, Messrs. Appling and Gutermuth were paid fees of $16,749 and $24,789, respectively, for their participation on a special committee formed by the Board of Directors to analyze various strategic alternatives to acquiring the limited partnership interests in Main Street Capital II, LP. The special committee has since been dissolved.

        The compensation for non-employee directors for 2009 was comprised of cash compensation paid to or earned by directors in connection with their service as a director. That cash compensation consisted of an annual retainer of $30,000, and an additional $20,000 retainer for the Lead Director. Non-employee directors will not receive fees based on meetings attended absent circumstances that require an exceptionally high number of meetings within an annual period. We also reimburse our non-employee directors for all reasonable expenses incurred in connection with their service on our Board. The chairs of our Board committees receive additional annual retainers as follows:

  •
  the chair of the Audit Committee: $10,000; and

  •
  the chair of each of the Compensation and Nominating and Corporate Governance committees: $5,000.

        Our Board approved increases to the annual director retainers effective after our 2010 annual meeting of stockholders on June 10, 2010. The annual retainer paid to each independent director will be increased from $30,000 to $42,500, and the additional annual retainers paid to the chairs of the Audit Committee and the Compensation Committee will be increased to $15,000 and $10,000, respectively.

        Our 2008 Non-Employee Director Restricted Stock Plan provides a means through which we may attract and retain qualified non-employee directors to enter into and remain in service on our Board of Directors. Under our 2008 Non-Employee Director Restricted Stock Plan, at the beginning of each one-year term of service on our Board of Directors, each non-employee director will receive a number of shares equivalent to $30,000 worth of shares based on the closing price of a share of our common stock on the Nasdaq Global Select Market (or other exchange on which are shares are then listed) on the date of grant. Forfeiture provisions will lapse as to an entire award at the end of the one-year term.

COMPENSATION DISCUSSION AND ANALYSIS

        The following Compensation Discussion and Analysis, or CD&A, provides information relating to the 2009 compensation of Main Street's Chief Executive Officer, President and Chief Financial Officer and four other most highly compensated executive officers during 2009. Those six individuals are referred to in this CD&A as the Named Executive Officers, or NEOs.

Compensation Philosophy and Objectives

        The Main Street compensation system was developed by the Compensation Committee and approved by all independent directors. The system is designed to attract and retain key executives, motivate them to achieve the company's short-term and long-term objectives, reward them for superior performance and align their interests with those of the company's stockholders. Significant elements of the compensation arrangements with the NEOs (other than the Chief Executive Officer) in 2009 were set forth in separate employment agreements Main Street had entered into with them in connection with the company's initial public offering. As more fully described below in "Employment Agreements,"

pursuant to amendments entered into in 2009, each of these employment agreements terminated as of December 31, 2009. While all of the NEOs remained in their current positions, we have elected not to renew or enter into new employment agreements with them at this time. Main Street's Chief Executive Officer has entered into a confidentiality and non-compete agreement with us and serves at the discretion of the Board of Directors. The structure of Main Street's incentive compensation programs is designed to encourage and reward the following, among other things:

  •
  achievement of income and capital gains to sustain and grow the company's dividend payments;

  •
  maintenance of liquidity and capital flexibility to accomplish the company's business objectives, including the preservation of investor capital;

  •
  superior risk-adjusted returns on the company's investment portfolio; and

  •
  management team development.

        The Compensation Committee has the primary authority to establish compensation for the NEOs and other key employees and administers all executive compensation arrangements and policies. Main Street's Chief Executive Officer assists the Compensation Committee by providing annual recommendations regarding the compensation of NEOs and other key employees, excluding himself. The Committee exercises its discretion by modifying or accepting these recommendations. The Chief Executive Officer routinely attends a portion of the Compensation Committee meetings. However, the Committee also meets in executive session without the Chief Executive Officer or other members of management present when discussing the Chief Executive Officer's compensation and other occasions as determined by the Committee.

        The Compensation Committee takes into account competitive market practices with respect to the salaries and total direct compensation of the NEOs. Members of the Committee consider market practices by reviewing proxy statements or similar information made available by other internally managed business development companies, or BDCs, under the 1940 Act. The Committee also has the authority to utilize compensation consultants to better understand competitive pay practices. In this regard, the Committee engaged a compensation consultant in late 2008 to study the level and structure of compensation paid to our NEOs as compared to other internally managed business development companies, private equity firms and specialty finance companies (both public and private). The Committee considered the findings of the compensation consultant but did not make any material changes to the compensation program in 2009 for our NEOs based on their findings. The Committee engaged the compensation consultant again in early 2010 to provide the committee an updated analysis of compensation paid to the executive officers of other internally managed business development companies. The Committee expects to use this analysis, among other things, in evaluating the future compensation of our NEOs.

Assessment of Market Data

        To assess the competitiveness of executive compensation levels, the Compensation Committee analyzes a comparative group of BDCs and reviews their competitive performance and compensation levels. This analysis centers around key elements of compensation practices within the BDC industry in general and, more specifically, compensation practices at internally managed BDCs reasonably comparable in asset size, typical investment size and type, market capitalization and general business scope to the company. Since there are relatively few internally managed BDCs, and because of Main Street's relative asset size and market capitalization in comparison to many BDCs, the Compensation Committee includes certain internally managed BDCs in Main Street's peer group that are substantially larger than the company. The peer group consists of the following companies: Hercules Technology Growth Capital, Inc., MCG Capital Corporation, Capital Southwest Corporation, Medallion Financial Corp. and Triangle Capital Corporation. In addition to analyzing other BDCs, the Committee also evaluated the compensation structure of the private equity industry through third party compensation surveys.

        Items reviewed include, but are not necessarily limited to, base compensation, bonus compensation, equity option awards, restricted stock awards, and other compensation as detailed in the respective proxies, research analysts' reports and other publicly available information. In addition to actual levels of compensation, the Compensation Committee also analyzes the approach other BDCs are taking with regard to their compensation practices. Such items include, but are not necessarily limited to, the use of employment agreements for certain employees, a mix of cash and equity compensation, the use of third party compensation consultants and certain corporate and executive performance measures established to achieve long-term total return for stockholders. Although each of the peer companies is not precisely comparable in size, scope and operations to the company, the Committee believes that they are the most relevant comparable companies available with disclosed executive compensation data, and provide a good representation of competitive compensation levels for the company's executives.

Assessment of Company Performance

        The Compensation Committee believes that consistent financial performance coupled with reasonable, long-term stockholders' returns and proportional employee compensation are essential components for Main Street's long-term business success. Main Street typically makes three to seven year investments in lower middle-market companies. The company's business plan involves taking on investment risk over an extended period of time, and a premium is placed on the ability to maintain stability of net asset values and continuity of earnings to pass through to stockholders in the form of recurring dividends. Main Street's strategy is to generate current income from debt investments and to realize capital gains from equity-related investments. This income supports the payment of dividends to stockholders. The recurring payment of dividends requires a methodical investment acquisition approach and active monitoring and management of the investment portfolio over time. A meaningful part of the company's employee base is dedicated to the maintenance of asset values and expansion of this recurring income to sustain and grow dividends. The Committee believes that stability with regard to the management team is important in achieving successful implementation of the company's strategy.

Executive Compensation Components

        For 2009, the components of Main Street's direct compensation program for NEOs include:

  •
  base salary;

  •
  annual cash bonuses;

  •
  long-term compensation pursuant to the 2008 Equity Incentive Plan; and

  •
  other benefits.

        The Compensation Committee designs each NEO's direct compensation package to appropriately reward the NEO for his contribution to the company. The judgment and experience of the Compensation Committee are weighed with performance metrics and consultation with the Chief Executive Officer to determine the appropriate mix of compensation for each individual. Cash compensation consisting of base salary and discretionary bonuses tied to achievement of individual performance goals reviewed and approved by the Compensation Committee, as well as corporate objectives, is intended to motivate NEOs to remain with the company and work to achieve its business objectives. Stock-based compensation is awarded based on performance expectations reviewed and approved by the Committee for each NEO. The blend of short-term and long-term compensation may be adjusted from time to time to balance the Committee's views regarding the benefits of current cash compensation and appropriate retention incentives.

  Base Salary

        Base salary is used to recognize the experience, skills, knowledge and responsibilities required of the NEOs in their roles. In connection with establishing the base salary of each NEO, the Compensation Committee and management considered a number of factors, including the seniority and experience level of the individual, the functional role of his position, the level of the individual's responsibility, the company's ability to replace the individual, the past base salary of the individual and the number of well-qualified candidates available in the area. In addition, the Committee considered publicly available information regarding the base salaries paid to similarly situated executive officers and other competitive market practices.

        The salaries of the NEOs are reviewed on an annual basis, as well as at the time of promotion or any substantial change in responsibilities. Each of the NEO employment agreements established a target for annual increase in base salary at 5%, but provided that any increase is at the sole discretion of the Committee. Each such employment agreement also provided that the base salary was not subject to reduction. The key factors in determining increases in salary level are relative performance and competitive pressures.

  Annual Cash Bonuses

        Annual cash bonuses are intended to reward individual performance during the year and can therefore be highly variable from year to year. Bonus opportunities for the NEOs are determined by the Compensation Committee on a discretionary basis and are based on performance criteria, including corporate and individual performance goals and measures, set by the Committee with the Chief Executive Officer's input. As more fully described below in "Employment Agreements," the employment agreements of the NEOs provided for target annual cash bonus amounts as a percentage of base salary.

  Long-Term Incentive Awards

        Main Street's Board and stockholders have approved the 2008 Equity Incentive Plan to provide stock-based awards as long-term incentive compensation to employees, including the NEOs. The company uses stock-based awards to (i) attract and retain key employees, (ii) motivate employees by means of performance-related incentives to achieve long-range performance goals, (iii) enable employees to participate in the company's long-term growth and (iv) link employees' compensation to the long-term interests of stockholders. At the time of each award, the Compensation Committee will determine the terms of the award, including any performance period (or periods) and any performance objectives relating to vesting of the award.

        Options.    The Compensation Committee may grant equity options to purchase Main Street's common stock (including incentive stock options and nonqualified stock options). The Committee expects that any options granted by it will represent a fixed number of shares of common stock, will have an exercise price equal to the fair market value of common stock on the date of grant, and will be exercisable, or "vested," at some later time after grant. Some stock options may provide for vesting simply by the grantee remaining employed by Main Street for a period of time, and some may provide for vesting based on the grantee and/or the company attaining specified performance levels. To date, the Committee has not granted any stock options to any NEO.

        Restricted Stock.    Main Street has received exemptive relief from the SEC that permits the company to grant restricted stock in exchange for or in recognition of services by its executive officers and employees. Pursuant to the 2008 Equity Incentive Plan, the Compensation Committee may award shares of restricted stock to plan participants in such amounts and on such terms as the Committee determines in its sole discretion, provided that such awards are consistent with the conditions set forth in the SEC's exemptive order. Each restricted stock grant will be for a fixed number of shares as set forth in an award agreement between the grantee and Main Street. Award agreements will set forth time and/or performance vesting schedules and other appropriate terms and/or restrictions with respect to awards, including rights to dividends and voting rights. As more fully described below, each of the NEO employment agreements provided for a target annual restricted stock award or an equitable substitute.

  Other Benefits

        Main Street's NEOs participate in the same benefit plans and programs as the company's other employees, including comprehensive medical insurance, comprehensive dental insurance, business travel accident insurance, short term disability coverage, long term disability insurance, and vision care.

        Main Street maintains a 401(k) plan for all full-time employees who are at least 21 years of age through which the company makes non-discretionary matching contributions to each participant's plan account on the participant's behalf. For each participating employee, the company's contribution is generally a match of the employee's contributions up to a 4.5% contribution level with a maximum annual regular matching contribution of $11,025 during 2009. All contributions to the plan, including those made by the Company, vest immediately. The Board of Directors may also, at its sole discretion, make additional contributions to employee 401(k) plan accounts, which would vest on the same basis as other employer contributions.

  Perquisites

        The company provides no other material benefits, perquisites or retirement benefits to the NEOs.

Employment Agreements

        In connection with Main Street's initial public offering, the company entered into employment agreements with each of its NEOs, other than Mr. Foster, its Chief Executive Officer. Initial terms of the employment agreements extended to December 31, 2010. However, in 2009, the employment agreements were amended to (i) shorten their terms to expire on December 31, 2009, (ii) conform certain dates with respect to cash bonuses and equity awards due to the reduced terms of the agreements and (iii) provide that the number of shares to be issued pursuant to any dollar-based equity awards will be determined based upon the greater of the market price of our common stock at the time of issuance and our last reported net asset value per share. Although the employment agreements have expired and the Company does not intend to renew or enter into new employment agreements at this time, all of the NEOs have remained in their current positions and are subject to the post-employment confidentiality and non-solicitation provisions in their Restricted Stock Grant Agreements. As the Chairman of the Board of Directors and Chief Executive Officer, Mr. Foster does not have an employment agreement and serves as an executive officer at the direction and discretion of the Board of Directors. However, Mr. Foster has executed a confidentiality and non-compete agreement with the company. The NEO employment agreements specified an initial base salary that was paid in 2007 and contemplated a 5% target annual increase in base salary (provided that any increase was in the sole discretion of the Compensation Committee).

        Each NEO employment agreement, as amended, specified a target discretionary annual bonus as a percentage of his then current base salary based upon achieving the performance objectives established by the Compensation Committee. Under the NEO employment agreements, the applicable NEOs had referenced target bonus amounts for each of the years ending December 31, 2008 and 2009. The target bonus amounts for Mr. Reppert were 50% and 60% of his base salary, respectively, for each of those calendar years. The target bonus amounts for Messrs. Stout, Hartman, Hyzak and Magdol were 40% and 50% of their base salaries for each of those calendar years, respectively. The Compensation Committee had established applicable individual and corporate performance objectives, but retained discretion to determine the actual bonus awarded to each NEO annually.

        Each NEO employment agreement, as amended, also provided for the initial grant of restricted stock in an amount equal to 40,000 shares for Mr. Reppert and 30,000 shares for each of Messrs. Stout, Hartman, Hyzak and Magdol in respect of such executive's service performed in 2007, including in connection with the successful completion of the company's initial public offering, and further service performed in 2008. In addition, the NEO employment agreements, as amended, provided for targeted annual restricted stock awards for calendar year 2009 with a grant date valuation of 75% of base salary for Mr. Reppert and a grant date valuation of 50% of base salaries for each of Messrs. Stout, Hartman, Hyzak and Magdol, in each case subject to the Committee's discretion based on the satisfaction of objective, reasonable and attainable performance criteria established by the Committee. Restricted stock awards generally vest in equal annual portions over the four years subsequent to the date of grant. As discussed below, NEOs were granted certain amounts of restricted stock on July 1, 2009 that were not contemplated by their employment agreements primarily as an inducement for their entering into amendments to the employment agreement to, among other things, shorten the terms of such agreements.

        The NEO employment agreements also provided for certain severance benefits to be paid by us to the NEOs who were parties to the NEO employment agreements upon termination of their employment after a change of control of the company. However, because all of the NEO employment agreements terminated on December 31, 2009 and no change of control of the company occurred prior to such date, no payouts will be made by us in connection with any of these arrangements.

Potential Payments Upon Change in Control

        Upon a change in control, equity-based awards issued under the 2008 Equity Incentive Plan will vest and/or become immediately exercisable or salable. In addition, upon termination of employment following a change in control, the NEOs who were parties to the NEO employment agreements would have been entitled to certain severance payments. However, as noted above, these employment agreements lapsed on December 31, 2009 without any change in control of the company occurring and, as a result, no payouts will be made by us in connection with any of these arrangements.

        2008 Equity Incentive Plan.    Upon specified transactions involving a change in control (as defined in the 2008 Equity Incentive Plan), all outstanding awards under the 2008 Equity Incentive Plan may either be assumed or substituted for by the surviving entity. If the surviving entity does not assume or substitute similar awards, the awards held by the plan participants will be subject to accelerated vesting in full and, in the case of options, then terminated to the extent not exercised within a designated time period.

        Transactions involving a "change in control" under the 2008 Equity Incentive Plan include:

  •
  a consolidation, merger, stock sale or similar transaction or series of related transactions in which Main Street is not the surviving corporation or which results in the acquisition of all or substantially all of the company's then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert;

  •
  a sale or transfer of all or substantially all of the company's assets;

  •
  Main Street's dissolution or liquidation; or

  •
  a change in the membership of the company's Board of Directors such that the individuals who, as of the effective date of the plan, constitute the Board of Directors, whom are referred to as the Continuing Directors, and any new director whose election or nomination by the Board of Directors was approved by a vote of at least a majority of the Continuing Directors, cease to constitute at least a majority of the Board.

        The number of shares and value of restricted stock for the NEOs as of December 31, 2009 that would have vested under the acceleration scenarios described above is shown under the caption entitled "Compensation of Executive Officers—Outstanding Equity Awards at Fiscal Year-End."

Tax Deductibility of Compensation

        Section 162(m) of the Internal Revenue Code generally disallows a deduction to public companies to the extent of excess annual compensation over $1 million paid to certain executive officers, except for qualified performance-based compensation. Main Street's general policy, where consistent with business objectives, is to preserve the deductibility of executive officer compensation. The Compensation Committee may authorize forms of compensation that might not be deductible if the Committee deems such to be in the best interests of Main Street and its stockholders. The company had no nondeductible compensation paid to executive officers in 2009.

Participation of Executives in Outside Public Directorships

        Our Board of Directors believes that there may be benefits to the company from our executive officers, including our NEOs, being involved in outside public company directorships. The business experience, knowledge and contacts gained by our executives in such capacities can be a valuable asset to the company. However, involvement in such outside public directorships can be time consuming and may take time away from the executives' responsibilities to the company. With this in mind, our Board of Directors implemented a policy starting in 2009 to permit executive officers to participate in outside public directorships with the prior approval of the independent members of our Board of Directors. The policy requires that 75% of the cash retainers for any such directorships be paid to the company. In 2009 this policy applied only to Mr. Foster since he was the only executive officer with any outside public directorships.

2009 Compensation Determination

        The Compensation Committee analyzed the competitiveness of the components of compensation described above on both an individual and aggregate basis. The Compensation Committee believes that the total compensation paid to the NEOs for the fiscal year ended December 31, 2009 achieves the overall objectives of Main Street's executive compensation program.

  Determination of Annual Base Salary

        The Compensation Committee annually reviews the base salary of each executive officer, including each NEO, and determines whether or not to increase it in its sole discretion. Increases to base salary can be awarded to recognize, among other things, relative performance, relative cost of living and competitive pressures. Due to the difficult economic environment prevailing throughout the United States during 2008 and early 2009, Messrs. Foster and Reppert were paid 2009 annual base salaries equal to their 2008 annual base salaries, and Messrs. Stout, Hartman, Hyzak and Magdol were each paid 2009 annual base salaries of $223,229, a 3.8% increase from their 2008 annual base salaries.

  Determination of Annual Cash Incentive Bonus

        Cash bonuses are determined annually by the Compensation Committee on a discretionary basis. The 2009 target cash bonus percentage of base salary for each NEO based on his employment agreement is presented below. The Committee, in its sole discretion, may award cash bonuses that exceed cash bonus targets if it believes that the performance of the NEO during the given year merits such a bonus.

Named Executive Officer	Target % of 2009 Salary
Vincent D. Foster	n/a
Todd A. Reppert	60%
Rodger A. Stout	50%
Curtis L. Hartman	50%
Dwayne L. Hyzak	50%
David L. Magdol	50%

        The Committee considered performance achievements in the determination of cash bonuses for 2009, including company performance and the personal performance of each individual. The performance goals used for determining the cash bonuses for NEOs included, among other things, the following:

  •
  Maintaining appropriate dividend payouts to stockholders;

  •
  Maintaining liquidity and capital flexibility to accomplish the company's business objectives, including the preservation of investor capital;

  •
  Maintaining reasonable relative overall portfolio performance; and

  •
  Maintaining the highest ethical standards, internal controls and adherence to regulatory requirements.

        Although the performance of the Company and our NEOs individually in 2009 was consistent with expectations and compared favorably to Main Street's peer company group and industry indexes, management recommended and the Compensation Committee determined that, in light of the prevailing economic conditions which impact the business environment for virtually all companies, including the Company and our portfolio companies, no cash bonuses would be paid to NEOs for 2009. Instead, the Committee will consider awarding additional restricted stock in 2010 in lieu thereof. The absence of cash bonuses for 2009 does not reflect negatively on any individual executive's performance, but, instead, reflects the Compensation Committee's recognition of significant challenges in the economy during 2009 as well as the desire to restrain operating costs in the current economic environment.

  Determination of Long-Term Incentive Awards

        Although grants of restricted stock were not contemplated by the employment agreements of Messrs. Reppert, Stout, Hartman, Hyzak and Magdol, the Compensation Committee granted those NEOs restricted stock under the 2008 Equity Incentive Plan on July 1, 2009 primarily as an inducement for their entering into the employment agreement amendments discussed above. Mr. Foster, who was not party to an employment agreement, was also granted restricted stock under the 2008 Equity Incentive Plan on July 1, 2009 based on his performance in 2008 and also to compensate him for forgoing a cash bonus award for 2008 in light of the economic environment in 2008 and 2009. The grant amount of restricted shares for each NEO in 2009 is presented under the caption entitled "Compensation of Executive Officers—Grants of Plan-Based Awards." All restricted stock grants to NEOs under the 2008 Equity Incentive Plan vest ratably over four years from the grant date.

COMPENSATION OF EXECUTIVE OFFICERS

        The following table summarizes compensation of our Chief Executive Officer, our President and Chief Financial Officer and our four highest paid executive officers who did not serve as our Chief Executive Officer or Chief Financial Officer during 2009, all of whom we refer to as our NEOs, for the fiscal year ended December 31, 2009.

Summary Compensation Table

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	All Other Compensation(4)	Total
Vincent D. Foster	2009	$353,910	$—	$445,433	$79,944	$879,287
Chairman & Chief Executive Officer	2008	353,910	—	360,000	32,400	746,310
	2007	87,188	—	—	2,531	89,719
Todd A. Reppert	2009	$316,410	$—	$237,303	$70,719	$624,432
President & Chief Financial Officer	2008	316,410	115,000	360,000	32,400	823,810
	2007	77,813	—	n/a	2,531	80,344
Rodger A. Stout	2009	$223,229	$—	$112,955	$71,769	$407,953
Chief Compliance Officer,	2008	215,160	75,000	420,000	35,072	745,232
Senior Vice President—Finance and	2007	52,500	—	—	2,363	54,863
Administration and Treasurer
Curtis L. Hartman	2009	$223,229	$—	$112,955	$68,488	$404,672
Senior Vice President	2008	215,160	75,000	390,000	33,570	713,730
	2007	52,500	—	—	2,531	55,031
Dwayne L. Hyzak	2009	$223,229	$—	$142,086	$73,061	$438,376
Senior Vice President	2008	215,160	75,000	420,000	35,407	745,567
	2007	52,500	—	—	2,531	55,031
David L. Magdol	2009	$223,229	$—	$112,955	$68,488	$404,672
Senior Vice President	2008	215,160	75,000	390,000	33,570	713,730
	2007	52,500	—	—	2,531	55,031

(1)
The 2007 salary amounts reflect the actual salaries of the NEOs that were in effect during the period from October 4, 2007, the completion of our initial public offering, through December 31, 2007. All executive compensation is paid by one of our wholly owned subsidiaries, Main Street Capital Partners, LLC.

(2)
These amounts reflect annual cash bonuses earned by the NEOs and were determined based on individual and corporate performance goals adopted by the Compensation Committee. All annual cash bonuses are paid by one of our wholly owned subsidiaries, Main Street Capital Partners, LLC.

(3)
These amounts represent the grant date fair value of stock awards in accordance with FASC ASC Topic 718 based on the closing price of our common stock on the Nasdaq Global Select Market on the grant date. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts do not correspond to the actual value that will be recognized by our NEOs upon the vesting dates of such grants. Please see the discussion of the assumptions made in the valuation of these awards in Note M to the audited consolidated financial statements included in this prospectus.

(4)
"All Other Compensation" for 2009, 2008 and 2007 includes the following:

Name	Year	401(k) Employer Contributions(a)	Dollar Value of Dividends on Unvested Restricted Stock	Total
Vincent D. Foster	2009	$20,825	$59,119	$79,944
	2008	10,350	22,050	32,400
	2007	2,531	n/a	2,531
Todd A. Reppert	2009	$20,825	$49,894	$70,719
	2008	10,350	22,050	32,400
	2007	2,531	n/a	2,531
Rodger A. Stout	2009	$20,825	$50,944	$71,769
	2008	9,347	25,725	35,072
	2007	2,363	n/a	2,363
Curtis L. Hartman	2009	$20,825	$47,663	$68,488
	2008	9,682	23,888	33,570
	2007	2,531	n/a	2,531
Dwayne L. Hyzak	2009	$20,825	$52,236	$73,061
	2008	9,682	25,725	35,407
	2007	2,531	n/a	2,531
David L. Magdol	2009	$20,825	$47,663	$68,488
	2008	9,682	23,888	33,570
	2007	2,531	n/a	2,531

(a)
For 2009, these amounts reflect regular employer matching contributions of $11,025 we made to our 401(k) Plan and an additional, board approved employer matching contribution of $9,800 we made to our 401(k) Plan. For 2007, these amounts reflect employer contributions we made to our 401(k) Plan during the period from October 4, 2007, the completion of our initial public offering, through December 31, 2007.

Grants of Plan-Based Awards

        The following table sets forth information regarding restricted stock awards granted to our NEOs in fiscal 2009:

Name	Grant Date	Stock Awards; Number of Shares of Stock	Grant Date Fair Value of Stock Awards
Vincent D. Foster	July 1, 2009	31,591	$445,433
Todd A. Reppert	July 1, 2009	16,830	237,303
Rodger A. Stout	July 1, 2009	8,011	112,955
Curtis L. Hartman	July 1, 2009	8,011	112,955
Dwayne L. Hyzak	July 1, 2009	10,077	142,086
David L. Magdol	July 1, 2009	8,011	112,955

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth the awards of restricted stock for which forfeiture provisions have not lapsed and remain outstanding at December 31, 2009:

	Stock Awards
Name	Number of Shares of Stock that have not Vested(1)	Market Value of Shares of Stock that have not Vested(2)
Vincent D. Foster	54,091	$871,947
Todd A. Reppert	39,330	634,000
Rodger A. Stout	34,261	552,287
Curtis L. Hartman	32,386	522,062
Dwayne L. Hyzak	36,327	585,591
David L. Magdol	32,386	522,062

(1)
No restricted stock awards have been transferred.

(2)
The market value of shares of stock that have not vested was determined based on the closing price of our common stock on the Nasdaq Global Select Market on December 31, 2009, which was $16.12.

Equity Awards Vested in 2009 Fiscal Year

        The following table sets forth information regarding shares of restricted stock for which forfeiture restrictions lapsed during the fiscal year ended December 31, 2009:

	Stock Awards
Name	Number of Shares Acquired on Vesting(1)	Value Realized on Vesting(2)
Vincent D. Foster	7,500	$105,750
Todd A. Reppert	7,500	105,750
Rodger A. Stout	8,750	123,375
Curtis L. Hartman	8,125	114,563
Dwayne L. Hyzak	8,750	123,375
David L. Magdol	8,125	114,563

(1)
Number of shares acquired upon vesting is before withholding of vesting shares by the Company to satisfy tax withholding obligations. Each of our NEOs elected to satisfy its tax withholding obligations by having the Company withhold a portion of its vesting shares.

(2)
Value realized upon vesting is based on the closing price of our common stock on the Nasdaq Global Select Market on the vesting date, July 1, 2009, which was $14.10.

Risk Management and Compensation Policies and Practices

        We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the company. In addition, the Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks.

        The Compensation Committee has reviewed the elements of executive compensation to determine whether any portion of executive compensation encouraged excessive risk taking and concluded:

  •
  compensation is allocated among base salary and short and long-term compensation opportunities in such a way as to not encourage excessive risk-taking;

  •
  significant weighting towards long-term incentive compensation discourages short-term risk taking;

  •
  goals are appropriately set to avoid targets that, if not achieved, result in a large percentage loss of compensation; and

  •
  multi-year vesting of our equity awards and share ownership guidelines properly account for the time horizon of risk.

        Furthermore, as described in our Compensation Discussion and Analysis, compensation decisions include subjective considerations, which restrain the influence of formulae or objective factors on excessive risk taking.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        We co-invested with Main Street Capital II, LP ("MSC II") in several existing portfolio investments prior to our initial public offering (the "IPO"), but did not co-invest with MSC II subsequent to the IPO and prior to June 2008. In June 2008, we received exemptive relief from the SEC to allow us to resume co-investing with MSC II in accordance with the terms of such exemptive relief. The co-investments among us and MSC II have all been made at the same time and on the same terms and conditions. The co-investments were also made in accordance with Main Street Capital Partners, LLC's conflicts policy and in accordance with the applicable SBIC conflict of interest regulations. MSC II is managed by Main Street Capital Partners, LLC, and Main Street Capital Partners, LLC is wholly owned by us. MSC II is an SBIC fund with similar investment objectives to us and which began its investment operations in January 2006. In January 2010, we acquired (i) approximately 88% of the limited partnership interest in MSC II in exchange for shares of our common stock and (ii) 100% of the membership interest in MSC II's general partner for no consideration (the "exchange offer transactions"). Each of our NEOs and two of our directors, Messrs. French and Canon, own limited partnership interests in MSC II, which were not acquired by us in the exchange offer transactions.

        In addition, during the year ended December 31, 2009, one of our wholly owned subsidiaries, Main Street Capital Partners, LLC, received $3.3 million from MSC II for providing investment advisory services to MSC II. Messrs. Foster and Reppert controlled the general partner of MSC II prior to the exchange offer transactions.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock by:

  •
  each person known to us to beneficially own more than five percent of the outstanding shares of our common stock;

  •
  each of our directors and executive officers; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of March 12, 2010. Percentage of beneficial ownership is based on 15,036,975 shares of common stock outstanding as of March 12, 2010.

        Unless otherwise indicated, to our knowledge, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder, and maintains an address c/o Main Street Capital Corporation. Our address is 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

	Shares Owned Beneficially
Name	Number		Percentage
Independent Directors:
Michael Appling Jr.	22,531		*
Joseph E. Canon	15,114		*
Arthur L. French	19,407		*
William D. Gutermuth	15,324		*
Interested Directors:
Vincent D. Foster	1,134,597	(1)	7.55%
Todd A. Reppert	673,698	(2)	4.48%
Executive Officers:
Rodger A. Stout	83,731		*
Curtis L. Hartman	237,472	(3)	1.58%
Dwayne L. Hyzak	250,888		1.67%
David L. Magdol	256,898		1.71%
Jason B. Beauvais	14,933		*
Michael S. Galvan	10,054		*
All Directors and Officers as a Group (12 persons)	2,734,647		18.19%

*
Less than 1%

(1)
Includes 8,449 shares of common stock held by Foster Irrevocable Trust for the benefit of Mr. Foster's children. Although Mr. Foster is not the trustee, and accordingly does not have voting power or dispositive power over these shares, he may from time to time direct the trustee to vote and dispose of these shares. Also includes 2,455 shares and 2,402 shares held in custodial accounts for Mr. Foster's daughters, Amy Foster and Brittany Foster, respectively.

(2)
Includes 149,899 shares of common stock held by Reppert Investments Limited Partnership which are beneficially owned by Mr. Reppert.

(3)
Includes 188,947 shares of common stock held in margin accounts or otherwise pledged.

        The following table sets forth, as of March 12, 2010, the dollar range of our equity securities that is beneficially owned by each of our directors.

Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Directors:
Vincent D. Foster	over $100,000
Todd A. Reppert	over $100,000
Independent Directors:
Michael Appling Jr.	over $100,000
Joseph E. Canon	over $100,000
Arthur L. French	over $100,000
William D. Gutermuth	over $100,000

(1)
Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)
The dollar range of equity securities beneficially owned by our directors is based on a stock price of $15.15 per share as of March 12, 2010.

(3)
The dollar range of equity securities beneficially owned are: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

        On June 10, 2010, our common stockholders voted to allow us to issue common stock at any discount from our net asset value (NAV) per share for a period of one year ending on the earlier of June 9, 2011 or the date of our 2011 annual stockholders meeting. In order to sell shares pursuant to this authorization:

  •
  a majority of our independent directors who have no financial interest in the sale must have approved the sale; and

  •
  a majority of such directors, who are not interested persons of Main Street, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, must have determined in good faith, and as of a time immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of those shares, less any underwriting commission or discount.

        We are permitted to sell shares of common stock below NAV per share in rights offerings although we will not do so under this prospectus. Any offering of common stock below NAV per share will be designed to raise capital for investment in accordance with our investment objectives and business strategies.

        In making a determination that an offering below NAV per share is in our and our stockholders' best interests, our Board of Directors would consider a variety of factors including:

  •
  The effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

  •
  The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

  •
  The relationship of recent market prices of our common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

  •
  Whether the proposed offering price would closely approximate the market value of our shares;

  •
  The potential market impact of being able to raise capital during the current financial market difficulties;

  •
  The nature of any new investors anticipated to acquire shares in the offering;

  •
  The anticipated rate of return on and quality, type and availability of investments to be funded with the proceeds from the offering, if any; and

  •
  The leverage available to us, both before and after any offering, and the terms thereof.

        Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

        The following three headings and accompanying tables will explain and provide hypothetical examples on the impact of an offering at a price less than NAV per share on three different sets of investors:

  •
  existing stockholders who do not purchase any shares in the offering;

  •
  existing stockholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering; and

  •
  new investors who become stockholders by purchasing shares in the offering.

Impact on Existing Stockholders who do not Participate in the Offering

        Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

        The following table illustrates the level of NAV dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from NAV per share. Actual sales prices and discounts may differ from the presentation below.

        The examples assume that Company XYZ has 1,000,000 common shares outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The current NAV and NAV per share are thus $10,000,000 and $10.00. The table illustrates the dilutive effect on nonparticipating Stockholder A of (1) an offering of 50,000 shares (5% of the outstanding shares) at $9.50 per share after offering expenses and commission (a 5% discount from NAV), (2) an offering of 100,000 shares (10% of the outstanding shares) at $9.00 per share after offering expenses and commissions (a 10% discount from NAV) and (3) an offering of 200,000 shares (20% of the outstanding shares) at $8.00 per share after offering expenses and commissions (a 20% discount from NAV). The prospectus supplement pursuant to which any discounted offering is made will include a chart based on the actual number of shares in such offering and the actual discount to the most recently determined NAV.

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public(1)	—	$10.00	—	$9.47	—	$8.42	—
Net Proceeds per Share to Issuer	—	$9.50	—	$9.00	—	$8.00	—
Increase in Shares and Decrease to NAV
Total Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,200,000	20.00%
NAV per Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.67	(3.30)%
Dilution to Nonparticipating Stockholder A
Share Dilution
Shares Held by Stockholder A	10,000	10,000	—	10,000	—	10,000	—
Percentage Outstanding Held by Stockholder A	1.00%	0.95%	(4.76)%	0.91%	(9.09)%	0.83%	(16.67)%
NAV Dilution
Total NAV Held by Stockholder A	$100,000	$99,800	—	$99,100	—	$96,700	—
Total Investment by Stockholder A (Assumed to be $10.00 per Share)	$100,000	$100,000	—	$100,000	—	$100,000	—
Total Dilution to Stockholder A (Total NAV Less Total Investment)		$(200)	—	$(900)	—	$(3,300)	—
NAV Dilution per Share
NAV per Share Held by Stockholder A		$9.98	—	$9.91	—	$9.67	—
Investment per Share Held by Stockholder A (Assumed to be $10.00 per Share on Shares Held Prior to Sale)	$10.00	$10.00	—	$10.00	—	$10.00	—
NAV Dilution per Share Experienced by Stockholder A (NAV per Share Less Investment per Share)		$(0.02)	—	$(0.09)	—	$(0.33)	—
Percentage NAV Dilution Experienced by Stockholder A (NAV Dilution per Share Divided by Investment per Share)			(0.20)%		(0.90)%		(3.30)%

(1)
Assumes 5% in selling compensation and expenses paid by us.

Impact on Existing Stockholders who do Participate in the Offering

        Our existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of NAV dilution to such stockholders will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than their proportionate percentage will experience NAV dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares purchased by such stockholder increases. Even a stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and the level of discount to NAV increases.

        The following chart illustrates the level of dilution and accretion in the hypothetical 20% discount offering from the prior chart (Example 3) for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 1,000 shares, which is 0.5% of an offering of 200,000 shares rather than its 1.0% proportionate share) and (2) 150% of such percentage (i.e., 3,000 shares, which is 1.5% of an offering of 200,000 shares rather than its 1.0% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

		50% Participation		150% Participation
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public(1)	—	$8.42	—	$8.42	—
Net Proceeds per Share to Issuer	—	$8.00	—	$8.00	—
Increase in Shares and Decrease to NAV
Total Shares Outstanding	1,000,000	1,200,000	20.00%	1,200,000	20.00%
NAV per Share	$10.00	$9.67	(3.33)%	$9.67	(3.33)%
Dilution/Accretion to Participating Stockholder A
Share Dilution/Accretion
Shares Held by Stockholder A	10,000	11,000	10.00%	13,000	30.00%
Percentage Outstanding Held by Stockholder A	1.00%	0.92%	(8.33)%	1.08%	8.33%
NAV Dilution/Accretion
Total NAV Held by Stockholder A	$100,000	$106,333	6.33%	$125,667	25.67%
Total Investment by Stockholder A (Assumed to be $10.00 per Share on Shares Held Prior to Sale)	—	$108,420	—	$125,260	—
Total Dilution/Accretion to Stockholder A (Total NAV Less Total Investment)	—	$(2,087)	—	$407	—
NAV Dilution/Accretion per Share
NAV per Share Held by Stockholder A	—	$9.67	—	$9.67	—
Investment per Share Held by Stockholder A (Assumed to be $10.00 per Share on Shares Held Prior to Sale)	$10.00	$9.86	(1.44)%	$9.64	(3.65)%
NAV Dilution/Accretion per Share Experienced by Stockholder A (NAV per Share Less Investment per Share)	—	$(0.19)	—	$0.03	—
Percentage NAV Dilution/Accretion Experienced by Stockholder A (NAV Dilution/Accretion per Share Divided by Investment per Share)	—	—	(1.92)%	—	0.32%

(1)
Assumes 5% in selling compensation and expenses paid by us.

Impact on New Investors

        Investors who are not currently stockholders, but who participate in an offering below NAV and whose investment per share is greater than the resulting NAV per share due to selling compensation and expenses paid by us will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares (Example 1 below). On the other hand, investors who are not currently stockholders, but who participate in an offering below NAV per share and whose investment per share is also less than the resulting NAV per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares (Examples 2 and 3 below). These latter investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

        The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same hypothetical 5%, 10% and 20% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (1.00%) of the shares in the offering as Stockholder A in the prior examples held immediately prior to the offering. The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public(1)	—	$10.00	—	$9.47	—	$8.42	—
Net Proceeds per Share to Issuer	—	$9.50	—	$9.00	—	$8.00	—
Increase in Shares and Decrease to NAV
Total Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,200,000	20.00%
NAV per Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.67	(3.30)%
Dilution/Accretion to New Investor A
Share Dilution
Shares Held by Investor A	—	500	—	1,000	—	2,000	—
Percentage Outstanding Held by Investor A	0.00%	0.05%	—	0.09%	—	0.17%	—
NAV Dilution
Total NAV Held by Investor A	—	$4,990	—	$9,910	—	$19,340	—
Total Investment by Investor A (At Price to Public)	—	$5,000	—	$9,470	—	$16,840	—
Total Dilution/Accretion to Investor A (Total NAV Less Total Investment)	—	$(10)	—	$440	—	$2,500	—
NAV Dilution per Share
NAV per Share Held by Investor A		$9.98	—	$9.91	—	$9.67	—
Investment per Share Held by Investor A	—	$10.00	—	$9.47	—	$8.42	—
NAV Dilution/Accretion per Share Experienced by Investor A (NAV per Share Less Investment per Share)	—	$(0.02)	—	$0.44	—	$1.25	—
Percentage NAV Dilution/Accretion Experienced by Investor A (NAV Dilution/Accretion per Share Divided by Investment per Share)	—	—	(0.20)%	—	4.65%	—	14.85%

(1)
Assumes 5% in selling compensation and expenses paid by us.

DIVIDEND REINVESTMENT PLAN

        We have adopted a dividend reinvestment plan that provides for the reinvestment of dividends on behalf of our stockholders, unless a stockholder has elected to receive dividends in cash. As a result, if we declare a cash dividend, our stockholders who have not "opted out" of our dividend reinvestment plan by the dividend record date will have their cash dividend automatically reinvested into additional shares of our common stock.

        No action will be required on the part of a registered stockholder to have their cash dividends reinvested in shares of our common stock. A registered stockholder may elect to receive an entire dividend in cash by notifying American Stock Transfer & Trust Company, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for dividends to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive dividends in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than 10 days prior to the record date, the plan administrator will, instead of crediting shares to the participant's account, issue a certificate registered in the participant's name for the number of whole shares of our common stock and a check for any fractional share. Those stockholders whose shares are held by a broker or other financial intermediary may receive dividends in cash by notifying their broker or other financial intermediary of their election.

        When the share price is generally trading above net asset value, we intend to primarily use newly issued shares to implement the plan. However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan when our share price is generally trading below net asset value. The number of newly issued shares to be issued to a stockholder is determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of our common stock at the close of regular trading on the Nasdaq Global Select Market on the dividend payment date. Shares purchased in open market transactions by the administrator of the dividend reinvestment plan will be allocated to a stockholder based upon the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased with respect to the dividend. Market price per share on that date will be the closing price for such shares on the Nasdaq Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the dividend cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated.

        There will be no brokerage charges or other charges for dividend reinvestment to stockholders who participate in the plan. We will pay the plan administrator's fees under the plan.

        Stockholders who receive dividends in the form of stock generally are subject to the same federal, state and local tax consequences as are stockholders who elect to receive their dividends in cash. A stockholder's basis for determining gain or loss upon the sale of stock received in a dividend from us will be equal to the total dollar amount of the dividend payable to the stockholder. Any stock received in a dividend will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder's account.

        Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com, by filling out the transaction request form located at the bottom of their statement and sending it to the plan administrator at 59 Maiden Lane New York, New York 10038 or by calling the plan administrators at (212) 936-5100.

        We may terminate the plan upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend by us. All correspondence concerning the plan should be directed to the plan administrator by mail at 59 Maiden Lane New York, New York 10038 or by telephone at (212) 936-5100.

DESCRIPTION OF CAPITAL STOCK

        The following description is based on relevant portions of the Maryland General Corporation Law and on our articles of incorporation and bylaws. This summary may not contain all of the information that is important to you, and we refer you to the Maryland General Corporation Law and our articles of incorporation and bylaws for a more detailed description of the provisions summarized below.

Capital Stock

        Under the terms of our articles of incorporation, our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, of which 15,082,681 shares were outstanding as of April 1, 2010. Under our articles of incorporation, our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock, and to cause the issuance of such shares, without obtaining stockholder approval. In addition, as permitted by the Maryland General Corporation Law, but subject to the 1940 Act, our articles of incorporation provide that the Board of Directors, without any action by our stockholders, may amend the articles of incorporation from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

  Common Stock

        All shares of our common stock have equal voting rights and rights to earnings, assets and distributions, except as described below. When shares are issued, upon payment therefor, they will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of assets legally available therefore. Shares of our common stock have no conversion, exchange, preemptive or redemption rights. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

  Preferred Stock

        Our articles of incorporation authorize our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the Board of Directors is required by Maryland law and by our articles of incorporation to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50.0% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

        Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our articles of incorporation contain such a provision that eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the "1940 Act").

        Our articles of incorporation require us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in our best interest or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

        Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to a proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in our best interest or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office. Our bylaws also require that, to the maximum extent permitted by Maryland law, we may pay certain expenses incurred by any such indemnified person in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay amounts we have so paid if it is ultimately determined that indemnification of such expenses is not authorized under our bylaws.

        Maryland law requires a corporation (unless its articles of incorporation provide otherwise, which our articles of incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of his or her service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

        In addition, we have entered into Indemnity Agreements with our directors and executive officers. The Indemnity Agreements generally provide that we will, to the extent specified in the agreements and to the fullest extent permitted by the 1940 Act and Maryland law as in effect on the day the agreement is executed, indemnify and advance expenses to each indemnitee that is, or is threatened to be made, a party to or a witness in any civil, criminal or administrative proceeding. We will indemnify the indemnitee against all expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred in connection with any such proceeding unless it is established that (i) the act or omission of the indemnitee was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the indemnitee actually received an improper personal benefit, or (iii) in the case of a criminal proceeding, the indemnitee had reasonable cause to believe his conduct was unlawful. Additionally, for so long as we are subject to the 1940 Act, no advancement of expenses will be made until (i) the indemnitee provides a security for his undertaking, (ii) we are insured against losses arising by reason of any lawful advances, or (iii) the majority of a quorum of our disinterested directors, or independent counsel in a written opinion, determine based on a review of readily available facts that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification. The Indemnity Agreements also provide that if the indemnification rights provided for therein are unavailable for any reason, we will pay, in the first instance, the entire amount incurred by the indemnitee in connection with any covered proceeding and waive and relinquish any right of contribution we may have against the indemnitee. The rights provided by the Indemnity Agreements are in addition to any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled under applicable law, our articles of incorporation, our bylaws, any agreement, a vote of stockholders or a resolution of directors, or otherwise. No amendment or repeal of the Indemnity Agreements will limit or restrict any right of the indemnitee in respect of any action taken or omitted by the indemnitee prior to such amendment or repeal. The Indemnity Agreements will terminate upon the later of (i) ten years after the date the indemnitee has ceased to serve as our director or officer, or (ii) one year after the final termination of any proceeding for which the indemnitee is granted rights of indemnification or advancement of expenses or which is brought by the indemnitee. The above description of the Indemnity Agreements is subject to, and is qualified in its entirety by reference to, all the provisions of the form of Indemnity Agreement.

        We have obtained primary and excess insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

Provisions of the Maryland General Corporation Law and Our Articles of Incorporation and Bylaws

        The Maryland General Corporation Law and our articles of incorporation and bylaws contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

  Election of Directors

        Our bylaws currently provide that directors are elected by a plurality of the votes cast in the election of directors. Pursuant to our articles of incorporation and bylaws, our Board of Directors may amend the bylaws to alter the vote required to elect directors.

  Number of Directors; Vacancies; Removal

        Our articles of incorporation provide that the number of directors will be set only by the Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. However, unless the bylaws are amended, the number of directors may never be less than one or more than twelve. We have elected to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the Board of Directors. Accordingly, at such time, except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act. Our articles of incorporation provide that a director may be removed only for cause, as defined in the articles of incorporation, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

  Action by Stockholders

        Under the Maryland General Corporation Law, stockholder action may be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the articles of incorporation provide for stockholder action by less than unanimous written consent, which our articles of incorporation do not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

  Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

        Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

        The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

  Calling of Special Meeting of Stockholders

        Our bylaws provide that special meetings of stockholders may be called by our Board of Directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders shall be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast at such meeting.

  Approval of Extraordinary Corporate Action; Amendment of Articles of Incorporation and Bylaws

        Under Maryland law, a Maryland corporation generally cannot dissolve, amend its articles of incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its articles of incorporation for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our articles of incorporation generally provide for approval of amendments to our articles of incorporation and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our articles of incorporation also provide that certain amendments and any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company or any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 75.0% of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by at least 75.0% of our continuing directors (in addition to approval by our Board of Directors), such amendment or proposal may be approved by the stockholders entitled to cast a majority of the votes entitled to be cast on such a matter. The "continuing directors" are defined in our articles of incorporation as our current directors, as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the Board of Directors.

        Our articles of incorporation and bylaws provide that the Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

  No Appraisal Rights

        Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act, or Control Share Act, discussed below, as permitted by the Maryland General Corporation Law, our articles of incorporation provide that stockholders will not be entitled to exercise appraisal rights.

  Control Share Acquisitions

        The Control Share Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

  •
  one-tenth but less than one-third;

  •
  one-third or more but less than a majority; or

  •
  a majority or more of all voting power.

        The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

        The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation.

        Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be otherwise amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the Board of Directors determines that it would be in our best interests and if the staff of the SEC does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.

  Business Combinations

        Under the Maryland Business Combination Act, or the Business Combination Act, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

  •
  any person who beneficially owns 10.0% or more of the voting power of the corporation's shares; or

  •
  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10.0% or more of the voting power of the then outstanding voting stock of the corporation.

        A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which such stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

        After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

  •
  80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

  •
  two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

        These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

        The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has adopted a resolution exempting any business combination between us and any other person from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board of Directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If these resolutions are repealed, or the Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

  Conflict with 1940 Act

        Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, or any provision of our articles of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

        A "U.S. stockholder" generally is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

  •
  A citizen or individual resident of the United States;

  •
  A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  A trust if a court within the United States is asked to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantive decisions of the trust; or

  •
  A trust or an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

        A "Non-U.S. stockholder" generally is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner of a partnership holding shares of our common stock should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of shares of our common stock.

        Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a Regulated Investment Company

        MSCC has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code Commencing October 2, 2007. As a RIC, we generally do not have to pay corporate-level federal income taxes on any income that we distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to maintain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our "investment company taxable income," which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses, subject to carrying forward taxable income for payment in the following year and paying a 4.0% excise tax as described below (the "Annual Distribution Requirement").

Taxation as a Regulated Investment Company

        For any taxable year in which we qualify as a RIC and satisfy the Annual Distribution Requirement, then we will not be subject to federal income tax on the portion of our income we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders.

        We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income and capital gain net income for each calendar year, and (2) any income recognized, but not distributed, in preceding years (the "Excise Tax Avoidance Requirement"). Dividends declared and paid by us in a year will generally differ from taxable income for that year as such dividends may include the distribution of current year taxable income, less amounts carried over into the following year, and the distribution of prior year taxable income carried over into and distributed in the current year. For amounts we carry over into the following year, we will be required to pay the 4% excise tax based on 98% of our annual taxable income in excess of distributions for the year.

        In order to qualify as a RIC for federal income tax purposes, we must, among other things:

  •
  continue to qualify as a BDC under the 1940 Act at all times during each taxable year;

  •
  derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain "qualified publicly traded partnerships," or other income derived with respect to our business of investing in such stock or securities (the "90% Income Test"); and

  •
  diversify our holdings so that at the end of each quarter of the taxable year:

  •
  at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

  •
  no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships" (collectively, the "Diversification Tests").

        In order to comply with the 90% Income Test, we formed MSEI, a wholly-owned subsidiary of MSCC, for the primary purpose of permitting us to own equity interests in portfolio companies which are "pass through" entities for tax purposes. Absent MSEI, a portion of the gross income from such portfolio companies would flow directly to us for purposes of the 90% Income Test. To the extent such income did not consist of investment income, it could jeopardize our ability to qualify as a RIC and, therefore cause us to incur significant federal income taxes. MSEI is consolidated with Main Street for generally accepted accounting principles in the United States, or U.S. GAAP purposes, and the portfolio investments held by MSEI are included in our consolidated financial statements. MSEI is not consolidated with Main Street for income tax purposes and may generate income tax expense as a result of its ownership of the portfolio investments. This income tax expense, if any, is reflected in our Consolidated Statement of Operations.

        We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as PIK interest and deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.

        Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders in certain circumstances while our debt obligations and other senior securities are outstanding unless certain "asset coverage" tests are met. See "Regulation—Regulation as a Business Development Company—Senior Securities." Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

        Pursuant to a recent revenue procedure issued by the Internal Revenue Service, or the IRS, the IRS has indicated that it will treat distributions from certain publicly traded RICs (including business development companies) that are paid part in cash and part in stock as dividends that would satisfy the RIC's annual distribution requirements. In order to qualify for such treatment, the revenue procedure requires that at least 10% of the total distribution be paid in cash and that each stockholder have a right to elect to receive its entire distribution in cash. If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a proportionate share of the cash to be distributed (although no stockholder electing to receive cash may receive less than 10% of such stockholder's distribution in cash). This revenue procedure applies to distributions made with respect to taxable years ending prior to January 1, 2010.

        The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders

        Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our "investment company taxable income" (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions ("Qualifying Dividends") may be eligible for a maximum tax rate of 15.0%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 15.0% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as "capital gain dividends" will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 15.0% in the case of individuals, trusts or estates, regardless of the U.S. stockholder's holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

        We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but to designate the retained net capital gain as a "deemed distribution." In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual U.S. stockholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. stockholder's other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder's cost basis for his, her or its common stock. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a "deemed distribution."

        In any fiscal year, we may elect to make distributions to our stockholders in excess of our taxable earnings for that fiscal year. As a result, a portion of those distributions may be deemed a return of capital to our stockholders.

        For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

        If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

        A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder's adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

        In general, individual U.S. stockholders currently are subject to a maximum federal income tax rate of 15.0% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 35.0% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carryback such losses for three years or carry forward such losses for five years.

        We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder's taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year's distributions generally will be reported to the Internal Revenue Service (including the amount of dividends, if any, eligible for the 15.0% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder's particular situation.

        As a RIC, we will be subject to the alternative minimum tax ("AMT"), but any items that are treated differently for AMT purposes must be apportioned between us and our stockholders and this may affect the stockholders' AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued by the Internal Revenue Service, we intend in general to apportion these items in the same proportion that dividends paid to each stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless we determine that a different method for a particular item is warranted under the circumstances.

        We may be required to withhold federal income tax ("backup withholding") currently at a rate of 28.0% from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual's taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder's federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Stockholders

        Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person's particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

        Distributions of our "investment company taxable income" to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of federal tax at a 30.0% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

        In addition, with respect to certain distributions made to Non-U.S. stockholders in our taxable years beginning before January 1, 2010, no withholding will be required and the distributions generally will not be subject to federal income tax if (i) the distributions are properly designated in a notice timely delivered to our stockholders as "interest-related dividends" or "short-term capital gain dividends," (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. Currently, we do not anticipate that any significant amount of our distributions will be designated as eligible for this exemption from withholding.

        Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States.

        If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder's allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30.0% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

        A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

        Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Qualify as a RIC

        If we were unable to qualify for treatment as a RIC in any year, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions would be taxable to our stockholders as ordinary dividend income eligible for the 15.0% maximum rate to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's tax basis, and any remaining distributions would be treated as a capital gain.

 REGULATION

  Regulation as a Business Development Company

        We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of the members of the board of directors of a BDC be persons other than "interested persons," as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.

        The 1940 Act defines "a majority of the outstanding voting securities" as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) more than 50% of our outstanding voting securities.

  Qualifying Assets

        Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. The principal categories of qualifying assets relevant to our business are any of the following:

  (1)
  Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC.

  (2)
  Securities of any eligible portfolio company that we control.

  (3)
  Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

  (4)
  Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

  (5)
  Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

  (6)
  Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

        In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

        An eligible portfolio company is defined in the 1940 Act as any issuer which:

  (a)
  is organized under the laws of, and has its principal place of business in, the United States;

  (b)
  is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

  (c)
  satisfies any of the following:

  (i)
  does not have any class of securities that is traded on a national securities exchange or has a class of securities listed on a national securities exchange but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

  (ii)
  is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

  (iii)
  is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

  Managerial Assistance to Portfolio Companies

        In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

  Marketable Securities and Idle Funds Investments

        Pending investment in "qualifying assets," as described above, our investments may consist of cash, cash equivalents, U.S. government securities, short-term investments in secured debt investments, independently rated debt investments, and diversified bond funds, which we refer to, collectively, as marketable securities and idle funds investments, so that 70% of our assets are qualifying assets.

  Senior Securities

        We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% of all debt and/or senior stock immediately after each such issuance. In addition, while any senior securities remain outstanding (other than senior securities representing indebtedness issued in consideration of a privately arranged loan which is not intended to be publicly distributed), we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see "Risk Factors—Risks Relating to Our Business and Structure," including, without limitation, "—Because we borrow money, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us."

        In January 2008, we received an exemptive order from the SEC to exclude debt securities issued by MSMF from the asset coverage requirements of the 1940 Act as applicable to Main Street. The exemptive order provides for the exclusion of all debt securities issued by MSMF, including the $65 million of currently outstanding debt related to its participation in the SBIC program. This exemptive order provides us with expanded capacity and flexibility in obtaining future sources of capital for our investment and operational objectives. We expect to have similar relief from the SEC with respect to SBIC debt securities issued by MSC II, including the $70 million of currently outstanding debt related to its participation in the SBIC program.

  Common Stock

        We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, warrants, options or rights to acquire our common stock, at a price below the current net asset value of the common stock if our Board of Directors determines that such sale is in our best interests and that of our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our Board of Directors, closely approximates the market value of such securities (less any distributing commission or discount). On June 10, 2010, our stockholders approved a proposal that authorizes us to sell shares of our common stock below the then current net asset value per share of our common stock in one or more offerings for a period of one year ending on the earlier of June 9, 2011 or the date of our 2011 annual meeting of stockholders. On June 17, 2008, our stockholders approved another proposal that authorizes us to issue securities to subscribe to, convert to, or purchase shares of our common stock in one or more offerings. We may also make rights offerings to our stockholders at prices per share less than the net asset value per share, subject to applicable requirements of the 1940 Act. See "Risk Factors—Risks Relating to Our Business and Structure—Stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or issue securities to subscribe to, convert to or purchase shares of our common stock."

  Code of Ethics

        We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements.

  Proxy Voting Policies and Procedures

        We vote proxies relating to our portfolio securities in a manner in which we believe is consistent with the best interest of our stockholders. We review on a case-by-case basis each proposal submitted to a stockholder vote to determine its impact on the portfolio securities held by us. Although we generally vote against proposals that we expect would have a negative impact on our portfolio securities, we may vote for such a proposal if there exists compelling long-term reasons to do so.

        Our proxy voting decisions are made by the deal team which is responsible for monitoring each of our investments. To ensure that our vote is not the product of a conflict of interest, we require that: (i) anyone involved in the decision-making process to disclose to our chief compliance officer any potential conflict of which he or she is aware and any contact that he or she has had with any interested party regarding a proxy vote and (ii) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties.

        Stockholders may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

  Other 1940 Act Regulations

        We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our Board of Directors who are not interested persons and, in some cases, prior approval by the SEC. In June 2008, we received an exemptive order from the SEC to permit co-investments in portfolio companies among Main Street and certain of its affiliates, including MSC II, subject to certain conditions of the order.

        We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

        We are required to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws, review these policies and procedures annually for their adequacy and the effectiveness of their implementation, and to designate a chief compliance officer to be responsible for administering the policies and procedures.

        We may be periodically examined by the SEC for compliance with the 1940 Act.

  Small Business Investment Company Regulations

        Each of the Funds is licensed by the SBA to operate as a SBIC under Section 301(c) of the Small Business Investment Act of 1958. As a part of the Formation Transactions, MSMF became a wholly owned subsidiary of MSCC, and continues to hold its SBIC license. MSMF initially obtained its SBIC license in September 2002. As part of the Exchange Offer Transactions, MSC II became a majority owned subsidiary of MSCC and continues to hold its license. MSC II initially obtained its SBIC license in January 2006.

        SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under SBIC regulations, SBICs may make loans to eligible small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services. Each of the Funds has typically invested in secured debt, acquired warrants and/or made equity investments in qualifying small businesses.

        Under present SBIC regulations, eligible small businesses generally include businesses that (together with their affiliates) have a tangible net worth not exceeding $18 million and have average annual net income after federal income taxes not exceeding $6 million (average net income to be computed without benefit of any carryover loss) for the two most recent fiscal years. In addition, an SBIC must devote 20% of its investment activity to "smaller" concerns as defined by the SBA. A smaller concern generally includes businesses that have a tangible net worth not exceeding $6 million and have average annual net income after federal income taxes not exceeding $2 million (average net income to be computed without benefit of any net carryover loss) for the two most recent fiscal years. SBIC regulations also provide alternative size standard criteria to determine eligibility for designation as an eligible small business or smaller concern, which criteria depend on the primary industry in which the business is engaged and are based on such factors as the number of employees and gross revenue. However, once an SBIC has invested in a company, it may continue to make follow on investments in the company, regardless of the size of the portfolio company at the time of the follow on investment, up to the time of the portfolio company's initial public offering.

        The SBA prohibits an SBIC from providing funds to small businesses for certain purposes, such as relending and investment outside the United States, to businesses engaged in a few prohibited industries, and to certain "passive" (non-operating) companies. In addition, without prior SBA approval, an SBIC may not invest an amount equal to more than approximately 30% of the SBIC's regulatory capital in any one portfolio company and its affiliates.

        The SBA places certain limitations on the financing terms of investments by SBICs in portfolio companies (such as limiting the permissible interest rate on debt securities held by an SBIC in a portfolio company). Although prior regulations prohibited an SBIC from controlling a small business concern except in limited circumstances, regulations adopted by the SBA in 2002 now allow an SBIC to exercise control over a small business for a period of seven years from the date on which the SBIC initially acquires its control position. This control period may be extended for an additional period of time with the SBA's prior written approval.

        The SBA restricts the ability of an SBIC to lend money to any of its officers, directors and employees or to invest in affiliates thereof. The SBA also prohibits, without prior SBA approval, a "change of control" of an SBIC or transfers that would result in any person (or a group of persons acting in concert) owning 10% or more of a class of equity for a licensed SBIC. A "change of control" is any event which would result in the transfer of the power, direct or indirect, to direct the management and policies of an SBIC, whether through ownership, contractual arrangements or otherwise.

        An SBIC (or group of SBICs under common control) may generally have outstanding debentures guaranteed by the SBA in amounts up to twice the amount of the privately-raised funds of the SBIC(s). Debentures guaranteed by the SBA have a maturity of ten years, require semi-annual payments of interest, do not require any principal payments prior to maturity, and, historically, were subject to certain prepayment penalties. Those prepayment penalties no longer apply as of September 2006. As of March 31, 2010, we, through the Funds, had $135 million of outstanding indebtedness guaranteed by the SBA, which carried an annual weighted average interest rate of approximately 5.8%.

        The American Recovery and Reinvestment Act of 2009 enacted in February 2009 (the "Stimulus Bill") contains several provisions applicable to SBIC funds, including the Funds. One of the key SBIC-related provisions included in the Stimulus Bill increased the maximum amount of combined SBIC leverage (or SBIC leverage cap) to $225 million for affiliated SBIC funds. The prior maximum amount of SBIC leverage available to affiliated SBIC funds was approximately $137 million. Since the increase in the SBIC leverage cap applies to affiliated SBIC funds, Main Street is required to allocate such increased borrowing capacity between the Funds. Subsequent to the Exchange Offer, Main Street now has access to a combined incremental $90 million in SBIC leverage capacity, subject to the required capitalization of each of the Funds, in addition to the $70 million of existing MSC II SBIC leverage and the $65 million of MSMF SBIC leverage.

        SBICs must invest idle funds that are not being used to make loans in investments permitted under SBIC regulations in the following limited types of securities: (i) direct obligations of, or obligations guaranteed as to principal and interest by, the United States government, which mature within 15 months from the date of the investment; (ii) repurchase agreements with federally insured institutions with a maturity of seven days or less (and the securities underlying the repurchase obligations must be direct obligations of or guaranteed by the federal government); (iii) certificates of deposit with a maturity of one year or less, issued by a federally insured institution; (iv) a deposit account in a federally insured institution that is subject to a withdrawal restriction of one year or less; (v) a checking account in a federally insured institution; or (vi) a reasonable petty cash fund.

        SBICs are periodically examined and audited by the SBA's staff to determine their compliance with SBIC regulations and are periodically required to file certain financial information and other documents with the SBA.

        Neither the SBA nor the U.S. government or any of its agencies or officers has approved any ownership interest to be issued by us or any obligation that we or any of our subsidiaries may incur.

  Securities Exchange Act of 1934 and Sarbanes-Oxley Act Compliance

        We are subject to the reporting and disclosure requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act of 2002, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. For example:

  •
  pursuant to Rule 13a-14 of the Exchange Act, our Chief Executive Officer and Chief Financial Officer are required to certify the accuracy of the financial statements contained in our periodic reports;

  •
  pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures;

  •
  pursuant to Rule 13a-15 of the Exchange Act, our management is required to prepare a report regarding its assessment of our internal control over financial reporting, and our independent registered public accounting firm separately audits our internal control over financial reporting; and

  •
  pursuant to Item 308 of Regulation S-K and Rule 13a-15 of the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal control over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

  The Nasdaq Global Select Market Corporate Governance Regulations

        The NASDAQ Global Select Market has adopted corporate governance regulations that listed companies must comply with. We believe we are in compliance with such corporate governance listing standards. We intend to monitor our compliance with all future listing standards and to take all necessary actions to ensure that we stay in compliance.

PLAN OF DISTRIBUTION

        We may sell our common stock through underwriters or dealers, "at the market" to or through a market maker or into an existing trading market or otherwise, directly to one or more purchasers or through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of our common stock will also be named in the applicable prospectus supplement.

        The distribution of our common stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock less any underwriting commissions or discounts must equal or exceed the net asset value per share of our common stock except (i) with the consent of the majority of our common stockholders or (ii) under such other circumstances as the SEC may permit. See "Risk Factors—Risks Relating to Our Business and Structure—Stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or issue securities to subscribe to, convert to or purchase shares of our common stock" for a discussion of proposals approved by our stockholders that permit us to issue shares of our common stock below net asset value.

        In connection with the sale of our common stock, underwriters or agents may receive compensation from us or from purchasers of our common stock, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell our common stock to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our common stock may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of our common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement.

        We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

        Any of our common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq Global Select Market, or another exchange on which our common stock is traded.

        Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our common stock may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

        If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our common stock from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our common stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

        In order to comply with the securities laws of certain states, if applicable, our common stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, our common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority, Inc. will not be greater than 10% for the sale of any securities being registered and 0.5% for due diligence.

 CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

        Our securities are held under custody agreements by Amegy Bank National Association, whose address is 1221 McKinney Street Level P-1 Houston, Texas 77010, and Branch Banking and Trust Company, whose address is 5130 Parkway Plaza Boulevard, Charlotte, North Carolina 28217. American Stock Transfer & Trust Company acts as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 59 Maiden Lane New York, New York 10038, telephone number: (212) 936-5100.

BROKERAGE ALLOCATION AND OTHER PRACTICES

        Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. Our investment team is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. We do not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities. While we will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, we may select a broker based partly upon brokerage or research services provided to us. In return for such services, we may pay a higher commission than other brokers would charge if we determine in good faith that such commission is reasonable in relation to the services provided. We did not pay any brokerage commissions during the year ended December 31, 2008.

LEGAL MATTERS

        Certain legal matters regarding the shares of common stock offered hereby will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington D.C. Certain legal matters will be passed upon for underwriters, if any, by the counsel named in the prospectus supplement, if any.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The consolidated financial statements, Schedule 12-14 and the schedule of Senior Securities of Main Street Capital Corporation, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

AVAILABLE INFORMATION

        We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus or any prospectus supplement. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus or any prospectus supplement.

        We file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC's website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

        We are committed to protecting your privacy. This privacy notice explains the privacy policies of Main Street and its affiliated companies. This notice supersedes any other privacy notice you may have received from Main Street.

        We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, and number of shares you hold. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

        We do not share this information with any non-affiliated third party except as described below.

  •
  The People and Companies that Make Up Main Street.  It is our policy that only our authorized employees who need to know your personal information will have access to it. Our personnel who violate our privacy policy are subject to disciplinary action.

  •
  Service Providers.  We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

  •
  Courts and Government Officials.  If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

MAIN STREET CAPITAL CORPORATION

Consolidated Balance Sheets

	March 31, 2010	December 31, 2009
	(Unaudited)
ASSETS
Portfolio investments at fair value:
Control investments (cost: $127,303,070 and $59,544,719 as of March 31, 2010 and December 31, 2009, respectively)	$137,368,925	$66,400,667
Affiliate investments (cost: $53,260,066 and $39,252,445 as of March 31, 2010 and December 31, 2009, respectively)	63,238,278	46,886,202
Non-Control/Non-Affiliate investments (cost: $39,204,991 and $27,482,826 as of March 31, 2010 and December 31, 2009, respectively)	38,699,498	27,416,287
Investment in affiliated Investment Manager (cost: $4,284,042 and $18,000,000 as of March 31, 2010 and December 31, 2009, respectively)	2,175,801	16,036,838

Total portfolio investments (cost: $224,052,169 and $144,279,990 as of March 31, 2010 and December 31, 2009, respectively)	241,482,502	156,739,994
Marketable securities and idle funds investments (cost: $25,889,728 and $3,252,954 as of March 31, 2010 and December 31, 2009, respectively)	26,143,033	3,252,954
Cash and cash equivalents	32,665,182	30,619,998
Deferred tax asset	2,331,581	2,716,400
Other assets	2,961,841	1,509,608
Deferred financing costs (net of accumulated amortization of $1,169,366 and $1,071,676 as of March 31, 2010 and December 31, 2009, respectively)	1,524,130	1,611,508

Total assets	$307,108,269	$196,450,462

LIABILITIES
SBIC debentures (par: $135,000,000 and $65,000,000 as of March 31, 2010 and December 31, 2009, respectively; $52,857,899 at fair value as of March 31, 2010)	$117,857,899	$65,000,000
Line of credit	2,100,000	—
Interest payable	636,125	1,069,148
Dividend payable	1,885,329	—
Accounts payable and other liabilities	871,554	721,183

Total liabilities	123,350,907	66,790,331
Commitments and contingencies
NET ASSETS
Common stock, $0.01 par value per share (150,000,000 shares authorized; 15,082,742 and 10,842,447 issued and outstanding as of March 31, 2010 and December 31, 2009, respectively)	150,827	108,425
Additional paid-in capital	172,016,876	123,534,156
Accumulated net realized income (loss)	(11,595,553)	(8,652,154)
Net unrealized appreciation from investments, net of income taxes	19,675,871	14,669,704

Total Net Asset Value	180,248,021	129,660,131
Noncontrolling interest	3,509,341	—

Total net assets including noncontrolling interests	183,757,362	129,660,131

Total liabilities and net assets	$307,108,269	$196,450,462

NET ASSET VALUE PER SHARE	$11.95	$11.96

The accompanying notes are an integral part of these financial statements

MAIN STREET CAPITAL CORPORATION

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended March 31,
	2010	2009
INVESTMENT INCOME:
Interest, fee and dividend income:
Control investments	$3,595,308	$2,002,620
Affiliate investments	1,808,613	1,169,056
Non-Control/Non-Affiliate investments	863,396	137,955

Total interest, fee and dividend income	6,267,317	3,309,631
Interest from marketable securities, idle funds and other	825,522	282,794

Total investment income	7,092,839	3,592,425
EXPENSES:
Interest	(1,993,237)	(931,335)
General and administrative	(1,577,891)	(349,098)
Share-based compensation	(301,458)	(195,726)

Total expenses	(3,872,586)	(1,476,159)

NET INVESTMENT INCOME	3,220,253	2,116,266
NET REALIZED GAIN (LOSS) FROM INVESTMENTS:
Control investments	(4,020,918)	767,601
Non-Control/Non-Affiliate investments	—	126,623
Marketable securities and idle funds investments	(39,539)	—

Total net realized gain (loss) from investments	(4,060,457)	894,224

NET REALIZED INCOME (LOSS)	(840,204)	3,010,490
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION):
Portfolio investments	5,114,659	(3,405,548)
Marketable securities and idle funds investments	253,304	(354,060)
SBIC debentures	281,193	—
Investment in affiliated Investment Manager	(145,079)	338,595

Total net change in unrealized appreciation (depreciation)	5,504,077	(3,421,013)

Income tax provision	(384,574)	(57,275)
Bargain purchase gain	4,890,582	—

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	9,169,881	(467,798)
Noncontrolling interest	(113,336)	—

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ATTRIBUTABLE TO COMMON STOCK	$9,056,545	$(467,798)

NET INVESTMENT INCOME PER SHARE—BASIC AND DILUTED	$0.22	$0.23

NET REALIZED INCOME (LOSS) PER SHARE—BASIC AND DILUTED	$(0.06)	$0.33

DIVIDENDS PAID PER SHARE	$0.38	$0.38

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ATTRIBUTABLE TO COMMON STOCK PER SHARE—BASIC AND DILUTED	$0.63	$(0.05)

WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC AND DILUTED	14,356,785	9,125,440

The accompanying notes are an integral part of these financial statements

MAIN STREET CAPITAL CORPORATION

Consolidated Statements of Changes in Net Assets

(Unaudited)

					Net Unrealized Appreciation from Investments, Net of Income Taxes			Total Net Assets Including Noncontrolling Interest
	Common Stock			Accumulated Net Realized Income (Loss)
						Total Net Assets Value
	Number of Shares	Par Value	Additional Paid-In Capital				Noncontrolling Interest
Balances at December 31, 2008	9,206,483	$92,065	$104,467,740	$3,658,495	$4,137,756	$112,356,056	$—	$112,356,056
Share repurchase program	(164,544)	(1,645)	(1,615,461)	—	—	(1,617,106)	—	(1,617,106)
Share-based compensation	—	—	195,726	—	—	195,726	—	195,726
Dividends to stockholders	—	—	—	(3,428,937)	—	(3,428,937)	—	(3,428,937)
Net increase resulting from operations	—	—	—	3,010,490	(3,478,288)	(467,798)	—	(467,798)

Balances at March 31, 2009	9,041,939	$90,420	$103,048,005	$3,240,048	$659,468	$107,037,941	$—	$107,037,941

Balances at December 31, 2009	10,842,447	$108,425	$123,534,156	$(8,652,154)	$14,669,704	129,660,131	$—	129,660,131
MSC II exchange offer and related transactions	1,239,695	12,397	19,921,899	4,890,582	—	24,824,878	3,396,005	28,220,883
Public offering of common stock, net of offering costs	2,875,000	28,750	40,127,248	—	—	40,155,998	—	40,155,998
Share-based compensation	—	—	301,458	—	—	301,458	—	301,458
Dividend reinvestment	125,600	1,255	1,848,073	—	—	1,849,328	—	1,849,328
Adjustment to investment in Investment Manager related to the MSC II Exchange Offer	—	—	(13,715,958)	—	—	(13,715,958)	—	(13,715,958)
Dividends to stockholders	—	—	—	(6,993,777)	—	(6,993,777)	—	(6,993,777)
Net increase resulting from operations	—	—	—	(840,204)	5,119,503	4,279,299	—	4,279,299
Noncontrolling interest	—	—	—	—	(113,336)	(113,336)	113,336	—

Balances at March 31, 2010	15,082,742	$150,827	$172,016,876	$(11,595,553)	$19,675,871	$180,248,021	$3,509,341	$183,757,362

The accompanying notes are an integral part of these financial statements

MAIN STREET CAPITAL CORPORATION

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net increase in net assets resulting from operations:	$9,169,881	$(467,798)
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
Net change in unrealized (appreciation) depreciation	(5,504,077)	3,421,013
Net realized (gain) loss from investments	4,060,457	(894,224)
Bargain purchase gain	(4,890,582)	—
Accretion of unearned income	(596,182)	(130,356)
Net payment-in-kind interest accrual	(201,775)	(150,728)
Share-based compensation expense	301,458	195,726
Amortization of deferred financing costs	97,688	100,523
Deferred taxes	301,992	327,720
Changes in other assets and liabilities:
Other assets	(835,521)	(512,642)
Interest payable	(1,776,121)	(791,295)
Accounts payable and other liabilities	(26,139)	(828,276)

Net cash provided by operating activities	101,079	269,663
CASH FLOWS FROM INVESTING ACTIVITIES
Investments in portfolio companies	(18,455,762)	(2,173,320)
Investments in marketable securities and idle funds investments	(25,939,696)	(13,085,200)
Cash acquired in MSC II exchange offer	2,489,920	—
Proceeds from marketable securities and idle funds investments	3,596,689	2,345,327
Principal payments received on loans and debt securities	1,266,386	886,042

Net cash provided by (used in) investing activities	(37,042,463)	(12,027,151)
CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase program	—	(1,323,226)
Proceeds from public offering of common stock, net of offering costs	40,155,998	—
Dividends paid to stockholders	(3,259,120)	(3,420,886)
Proceeds from line of credit	18,150,000	—
Repayments on line of credit	(16,050,000)	—
Payment of deferred loan costs and SBIC debenture fees	(10,310)	(10,424)

Net cash provided by (used in) financing activities	38,986,568	(4,754,536)

Net increase (decrease) in cash and cash equivalents	2,045,184	(16,512,024)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,619,998	35,374,826

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$32,665,182	$18,862,802

The accompanying notes are an integral part of these financial statements

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

March 31, 2010

(Unaudited)

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Control Investments(3)
Advantage Millwork Company, Inc.	Manufacturer/Distributor
12% Secured Debt (Maturity—February 5, 2012)	of Wood Doors	$7,666,667	$4,770,657	$3,000,000
Warrants (Fully diluted 30.5%)			97,808	—

			4,868,465	3,000,000
Café Brazil, LLC	Casual Restaurant Group
12% Secured Debt (Maturity—April 20, 2011)		2,350,000	2,340,057	2,350,000
Member Units(7) (Fully diluted 42.3%)			41,837	1,690,000

			2,381,894	4,040,000
California Healthcare Medical Billing, Inc.	Healthcare Billing and
12% Secured Debt (Maturity—October 17, 2013)	Records Management	2,303,000	2,051,062	2,133,333
12% Current / 6% PIK Secured Debt (Maturity—October 17, 2013)		1,910,000	1,870,120	1,870,120
Common Stock (Fully diluted 9.8%)			1,176,667	1,600,000
Warrants (Fully diluted 19.6%)			1,093,333	2,040,333

			6,191,182	7,643,786
CBT Nuggets, LLC	Produces and Sells
14% Secured Debt (Maturity—December 31, 2013)	IT Certification	2,800,000	2,780,208	2,800,000
10% Secured Debt (Maturity—March 31, 2012)	Training Videos	1,525,000	1,525,000	1,525,000
Member Units(7) (Fully diluted 40.8%)			1,299,520	2,720,000

			5,604,728	7,045,000
Ceres Management, LLC (Lambs)	Aftermarket Automotive
14% Secured Debt (Maturity—May 31, 2013)	Services Chain	4,000,000	3,955,851	3,955,851
Member Units (Fully diluted 70%)			1,813,333	1,900,000
Class B Member Units (Non-voting)			888,391	888,391

			6,657,575	6,744,242
Condit Exhibits, LLC	Tradeshow Exhibits/
9% current / 9% PIK Secured Debt (Maturity—July 1, 2013)	Custom Displays	4,453,439	4,403,107	4,403,107
Warrants (Fully diluted 46.9%)			320,000	50,000

			4,723,107	4,453,107
Currie Acquisitions, LLC	Manufacturer of
12% Secured Debt (Maturity—March 1, 2015)	Electric Bicycles /	4,750,000	3,880,491	3,880,491
Warrants (Fully diluted 41.9%)	Scooters		2,566,204	2,566,204

			6,446,695	6,446,695
Gulf Manufacturing, LLC	Industrial Metal
Prime Plus 1% Secured Debt (Maturity—August 31, 2012)	Fabrication	3,000,000	2,993,745	3,000,000
13% Secured Debt (Maturity—August 31, 2012)		2,000,000	1,951,110	1,995,238
Member Units(7) (Fully diluted 46%)			4,012,000	5,900,000
Warrants (Fully diluted 21%)			1,780,000	2,700,000

			10,736,855	13,595,238
Hawthorne Customs & Dispatch Services, LLC	Transportation/
Member Units(7) (Fully diluted 59.2%)	Logistics		692,500	990,000

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

March 31, 2010

(Unaudited)

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Hydratec Holdings, LLC	Agricultural Services
12.5% Secured Debt (Maturity—October 31, 2012)		2,995,244	2,959,500	2,959,500
Prime Plus 1% Secured Debt (Maturity—October 31, 2012)		350,000	339,667	339,667
Member Units (Fully diluted 85.1%)			4,100,000	6,310,000

			7,399,167	9,609,167
Indianapolis Aviation Partners, LLC	FBO / Aviation
12% Secured Debt (Maturity—September 15, 2014)	Support Services	4,500,000	4,088,106	4,088,106
Warrants (Fully diluted 30.2%)			1,129,286	1,129,286

			5,217,392	5,217,392
Jensen Jewelers of Idaho, LLC	Retail Jewelry
Prime Plus 2% Secured Debt (Maturity—November 14, 2011)		2,610,000	2,602,452	2,610,000
13% current / 6% PIK Secured Debt (Maturity—November 14, 2011)		2,708,821	2,698,042	2,708,820
Member Units(7) (Fully diluted 60.8%)			811,000	1,010,000

			6,111,494	6,328,820
Mid-Columbia Lumber Products, LLC	Specialized Lumber
Prime Plus 1% Secured Debt (Maturity—June 30, 2010)	Products	375,000	373,333	373,333
12% Secured Debt (Maturity—December 18, 2011)		3,900,000	3,734,286	3,789,209
Member Units (Fully diluted 26.7%)			500,000	610,000
Warrants (Fully diluted 25.5%)			250,000	580,000

			4,857,619	5,352,542
NAPCO Precast, LLC	Precast Concrete
18% Secured Debt (Maturity—February 1, 2013)	Manufacturing	5,923,077	5,843,013	5,923,077
Prime Plus 2% Secured Debt (Maturity—February 1, 2013)(8)		3,384,615	3,363,548	3,384,615
Member Units(7) (Fully diluted 35.3%)			2,020,000	5,220,000

			11,226,561	14,527,692
OMi Holdings, Inc.	Manufacturer of
12% Secured Debt (Maturity—April 1, 2013)	Overhead Cranes	10,370,000	10,300,493	10,300,493
Common Stock (Fully diluted 48%)			1,080,000	270,000

			11,380,493	10,570,493
The MPI Group, LLC	Manufacturer of Custom
9% Secured Debt (Maturity—October 2, 2013)	Hollow Metal Doors,	200,000	198,619	198,619
12% Secured Debt (Maturity—October 2, 2013)	Frames and Accessories	5,000,000	4,798,053	4,798,053
Warrants (Fully diluted 29.7%)			695,943	400,000
Warrants (Fully diluted 17.4%)			200,000	200,000

			5,892,615	5,596,672
Thermal & Mechanical Equipment, LLC	Heat Exchange / Filtration
13% current / 5% PIK Secured Debt (Maturity—September 25, 2014)	Products and Services	5,575,220	5,491,500	5,491,500
Prime Plus 2% Secured Debt (Maturity—September 25, 2014)(8)		1,750,000	1,737,396	1,737,396
Warrants (Fully diluted 50.0%)			1,000,000	1,000,000

			8,228,896	8,228,896

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

March 31, 2010

(Unaudited)

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Uvalco Supply, LLC	Farm and Ranch Supply
Member Units (Fully diluted 39.6%)(7)			1,113,243	1,270,000

Vision Interests, Inc.	Manufacturer/Installer of
13% Secured Debt (Maturity—June 5, 2012)	Commercial Signage	9,400,000	8,461,820	8,059,660
Common Stock (Fully diluted 22.3%)			372,000	—
Warrants (Fully diluted 28%)			160,000	—

			8,993,820	8,059,660
Ziegler's NYPD, LLC	Casual Restaurant Group
Prime Plus 2% Secured Debt (Maturity—October 1, 2013)(8)		1,000,000	992,533	992,533
13% current / 5% PIK Secured Debt (Maturity—October 1, 2013)		4,680,906	4,621,452	4,621,452
Warrants (Fully diluted 47.6%)			600,000	670,000

			6,213,985	6,283,985
Other		537,500	2,364,784	2,365,538

Subtotal Control Investments			127,303,070	137,368,925

Affiliate Investments(4)
American Sensor Technologies, Inc.	Manufacturer of
Prime Plus 0.5% Secured Debt (Maturity—May 31, 2010)(8)	Commercial/Industrial Sensors	3,800,000	3,800,000	3,800,000
Warrants (Fully diluted 19.6%)			49,990	950,000

			3,849,990	4,750,000
Audio Messaging Solutions, LLC	Audio Messaging Services
12% Secured Debt (Maturity—May 8, 2014)		5,572,000	5,190,222	5,320,000
Warrants (Fully diluted 8.4%)			468,373	1,120,000

			5,658,595	6,440,000
Compact Power Equipment Centers, LLC	Light to Medium Duty
12% Secured Debt (Maturity—September 23, 2014)	Equipment Rental	3,000,000	2,963,054	2,963,054
Member Units (Fully diluted 11.5%)			1,147	1,147

			2,964,201	2,964,201
DrillingInfo, Inc.	Information Services for the
12% Secured Debt (Maturity—November 19, 2014)	Oil and Gas Industry	8,000,000	6,680,939	6,680,939
Warrants (Fully diluted 5.0%)			1,250,000	1,830,000

			7,930,939	8,510,939
East Teak Fine Hardwoods, Inc.	Hardwood Products
Common Stock (Fully diluted 5.0%)			480,318	610,000

Houston Plating & Coatings, LLC	Plating & Industrial
Prime Plus 2% Secured Debt (Maturity—July 19, 2011)	Coating Services	100,000	100,000	100,000
Prime Plus 2% Secured Debt (Maturity—July 18, 2013)		200,000	200,000	200,000
Member Units(7) (Fully diluted 11.1%)			335,000	3,005,000

			635,000	3,305,000

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

March 31, 2010

(Unaudited)

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
KBK Industries, LLC	Specialty Manufacturer of
14% Secured Debt (Maturity—January 23, 2011)	Oilfield and Industrial	5,250,000	5,160,229	5,160,229
8% Secured Debt (Maturity—March 31, 2011)	Products	689,940	689,940	689,940
Member Units(7) (Fully diluted 19.3%)			340,833	1,050,333

			6,191,002	6,900,502
Laurus Healthcare, LP	Healthcare Facilities /
13% Secured Debt (Maturity—May 7, 2012)	Services	2,275,000	2,275,000	2,275,000
Warrants (Fully diluted 17.5%)			105,000	4,400,000

			2,380,000	6,675,000
Lighting Unlimited, LLC	Commercial and Residential
Prime Plus 1% Secured Debt (Maturity—August 22, 2012)(8)	Lighting Products and Design Services	1,133,332	1,127,494	1,127,494
14% Secured Debt (Maturity—August 22, 2012)		1,742,313	1,691,709	1,691,709
Warrants (Fully diluted 15.0%)			54,000	54,000

			2,873,203	2,873,203
National Trench Safety, LLC	Trench & Traffic Safety
10% PIK Debt (Maturity—April 16, 2014)	Equipment	458,476	458,476	458,476
Member Units (Fully diluted 11.7%)			1,792,308	500,000

			2,250,784	958,476
Olympus Building Services, Inc.	Custodial/Facilities Services
12% Secured Debt (Maturity—March 27, 2014)		3,150,000	2,953,923	3,050,000
12% Current / 3% PIK Secured Debt (Maturity—March 27, 2014)		575,586	575,587	575,587
Warrants (Fully diluted 22.5%)			470,000	930,000

			3,999,510	4,555,587
Pulse Systems, LLC	Manufacturer of Components
Warrants (Fully diluted 7.4%)	for Medical Devices		132,856	250,000

Schneider Sales Management, LLC	Sales Consulting and
13% Secured Debt (Maturity—October 15, 2013)	Training	3,316,527	3,222,456	3,222,456
Warrants (Fully diluted 20.0%)			45,000	—

			3,267,456	3,222,456
Walden Smokey Point, Inc.	Specialty Transportation /
14% current / 4% PIK Secured Debt (Maturity—December 30, 2013)	Logistics	8,408,587	8,276,689	8,276,689
Common Stock (Fully diluted 12.6%)			1,426,667	2,300,000

			9,703,356	10,576,689
WorldCall, Inc.	Telecommunication /
13% Secured Debt (Maturity—April 22, 2011)	Information Services	646,225	646,225	646,225
Common Stock (Fully diluted 9.9%)			296,631	—

			942,856	646,225

Subtotal Affiliate Investments			53,260,066	63,238,278

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

March 31, 2010

(Unaudited)

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Non-Control/Non-Affiliate Investments(5):
Hayden Acquisition, LLC	Manufacturer of Utility
8% Secured Debt (Maturity—August 9, 2010)	Structures	1,800,000	1,781,303	300,000

Support Systems Homes, Inc.	Manages Substance Abuse
15% Secured Debt (Maturity—August 21, 2018)	Treatment Centers	576,600	576,600	576,600

Technical Innovations, LLC	Manufacturer of Specialty
13.5% Secured Debt (Maturity—January 16, 2015)	Cutting Tools and Punches	3,250,000	3,211,552	3,250,000

Apria Healthcare Group Inc.(9)	Healthcare Services
11.25% Secured Debt (Maturity—November 1, 2014)		12,000,000	12,630,297	13,260,000

Fairway Group Acquisition(9)	Retail Grocery Store
LIBOR plus 9.5% Secured Debt (Maturity—October 1, 2014)(8)		4,987,500	4,864,745	4,987,496

Rentech, Inc.(9)	Manufacturer of Fertilizer
LIBOR plus 10% Secured Debt (Maturity—July 29, 2014)(8)		4,906,250	4,760,606	4,760,606

Managed Healthcare(9)	Healthcare Products
LIBOR plus 3.25% Secured Debt (Maturity—August 31, 2014)		2,000,000	1,485,092	1,670,000

Shearer's Foods, Inc.(9)	Manufacturer of Food /
LIBOR plus 9% Secured Debt (Maturity—March 20, 2016)(8)	Snacks	4,000,000	3,900,000	3,900,000

Alon Refining Krots(9)	Petroleum Refiner
13.5% Secured Debt (Maturity—October 15, 2014)		4,000,000	3,805,846	3,805,846

Full Spectrum Holdings LLC(9)	Professional Services
LIBOR Plus 6.0% Secured Debt (Maturity—December 12, 2012)(8)		2,188,951	1,776,427	1,776,427
Warrants (Fully diluted 0.28%)			412,523	412,523

			2,188,950	2,188,950

Subtotal Non-Control/Non-Affiliate Investments			39,204,991	38,699,498

Main Street Capital Partners, LLC (Investment Manager)	Asset Management
100% of Membership Interests			4,284,042	2,175,801

Total Portfolio Investments, March 31, 2010			$224,052,169	$241,482,502

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

March 31, 2010

(Unaudited)

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Marketable Securities and Idle Funds Investments	Investments in Secured and
Western Refining Inc.	Rated Debt Investments,
LIBOR plus 7.5% Secured Term Loan (Maturity—August 1, 2014)(8)	Certificates of Deposit, and Diversified Bond Funds	$1,757,629	$1,713,923	$1,713,923
Booz Allen Hamilton Inc.
13% Secured Term Loan (Maturity—July 5, 2016)(8)		4,429,375	4,427,305	4,427,305
Pharmanet Development Group, Inc.
LIBOR plus 7% Secured Term Loan (Maturity—May 29, 2014)(8)		962,500	962,500	962,500
Carestream Health, Inc.
LIBOR plus 5.25% Secured Term Loan (Maturity—October 30, 2013)		3,000,000	2,652,220	2,775,000
Vertrue, Inc.
LIBOR plus 3% Secured Term Loan (Maturity—August 18, 2014)		2,000,000	1,596,982	1,675,000
Terex Corporation
7.4% Bond (Maturity—January 15, 2014)		2,000,000	2,039,235	2,039,235
Rite Aid Corporation
7.5% Bond (Maturity—March 1, 2017)		2,000,000	1,879,466	1,879,466
Frontier Communications Corporation
6.6% Bond (Maturity—March 15, 2015)		2,000,000	1,987,788	1,987,788
Barclays Capital High Yield Bond Fund		5,532,479	5,532,479	5,532,479
Other Marketable Securities and Idle Funds Investments		3,338,000	3,097,830	3,150,337

Total Marketable Securities and Idle Funds Investments, March 31, 2010			$25,889,728	$26,143,033

(1)
Debt investments are generally income producing. Equity and warrants are non-income producing, unless otherwise noted.

(2)
See Note C for summary geographic location of portfolio companies.

(3)
Controlled investments are defined by the Investment Company Act of 1940, as amended ("1940 Act") as investments in which more than 25% of the voting securities are owned or where the ability to nominate greater than 50% of the board representation is maintained.

(4)
Affiliate investments are defined by the 1940 Act as investments in which between 5% and 25% of the voting securities are owned.

(5)
Non-Control/Non-Affiliate investments are defined by the 1940 Act as investments that are neither Control Investments nor Affiliate Investments.

(6)
Principal is net of prepayments. Cost is net of prepayments and accumulated unearned income.

(7)
Income producing through payment of dividends or distributions.

(8)
Subject to contractual minimum interest rates.

(9)
Private placement investment.

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2009

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Control Investments(3)
Café Brazil, LLC	Casual Restaurant Group
12% Secured Debt (Maturity—April 20, 2011)		$2,500,000	$2,487,947	$2,500,000
Member Units(7) (Fully diluted 42.3%)			41,837	1,520,000

			2,529,784	4,020,000
CBT Nuggets, LLC	Produces and Sells
14% Secured Debt (Maturity—December 31, 2013)	IT Certification	1,680,000	1,656,400	1,680,000
10% Secured Debt (Maturity—March 31, 2012)	Training Videos	915,000	915,000	915,000
Member Units(7) (Fully diluted 24.5%)			299,520	1,500,000

			2,870,920	4,095,000
Ceres Management, LLC (Lambs)	Aftermarket Automotive
14% Secured Debt (Maturity—May 31, 2013)	Services Chain	2,400,000	2,377,388	2,377,388
Member Units (Fully diluted 42.0%)			1,200,000	920,000
Class B Member Units (Non-voting)			218,395	218,395

			3,795,783	3,515,783
Condit Exhibits, LLC	Tradeshow Exhibits/
13% current / 5% PIK Secured Debt (Maturity—July 1, 2013)	Custom Displays	2,651,514	2,622,107	2,622,107
Warrants (Fully diluted 28.1%)			300,000	30,000

			2,922,107	2,652,107
Gulf Manufacturing, LLC	Industrial Metal
Prime plus 1% Secured Debt (Maturity—August 31, 2012)	Fabrication	1,200,000	1,193,135	1,200,000
13% Secured Debt (Maturity—August 31, 2012)		1,000,000	937,602	998,095
Member Units(7) (Fully diluted 18.4%)			472,000	2,360,000
Warrants (Fully diluted 8.4%)			160,000	1,080,000

			2,762,737	5,638,095
Hawthorne Customs & Dispatch Services, LLC	Transportation/
Member Units(7) (Fully diluted 44.4%)	Logistics		412,500	840,000

Hydratec Holdings, LLC	Agricultural Services
12.5% Secured Debt (Maturity—October 31, 2012)		2,995,244	2,956,635	2,956,635
Prime plus 1% Secured Debt (Maturity—October 31, 2012)		350,000	338,667	338,667
Member Units (Fully diluted 85.1%)			4,100,000	6,620,000

			7,395,302	9,915,302
Jensen Jewelers of Idaho, LLC	Retail Jewelry
Prime Plus 2% Secured Debt (Maturity—November 14, 2011)		1,044,000	1,035,321	1,044,000
13% current / 6% PIK Secured Debt (Maturity—November 14, 2011)		1,067,437	1,055,154	1,067,437
Member Units(7) (Fully diluted 24.3%)			376,000	290,000

			2,466,475	2,401,437

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2009

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
NAPCO Precast, LLC	Precast Concrete
18% Secured Debt (Maturity—February 1, 2013)	Manufacturing	5,923,077	5,837,759	5,923,077
Prime Plus 2% Secured Debt (Maturity—February 1, 2013)(8)		3,384,615	3,361,940	3,384,615
Member Units(7) (Fully diluted 35.3%)			2,020,000	5,220,000

			11,219,699	14,527,692
OMi Holdings, Inc.	Manufacturer of
12% Secured Debt (Maturity—April 1, 2013)	Overhead Cranes	6,342,000	6,298,395	6,298,395
Common Stock (Fully diluted 28.8%)			900,000	270,000

			7,198,395	6,568,395
Quest Design & Production, LLC	Design and Fabrication of
Prime plus 2% Secured Debt (Maturity—June 30, 2014)	Custom Display Systems	60,000	60,000	—
10% Secured Debt (Maturity—June 30, 2014)		600,000	465,060	200,000
0% Secured Debt (Maturity—June 30, 2014)		2,060,000	2,060,000	—
Warrants (Fully diluted 40.0%)			1,595,858	—
Warrants (Fully diluted 20.0%)			40,000	—

			4,220,918	200,000
Thermal & Mechanical Equipment, LLC	Heat Exchange / Filtration
13% current / 5% PIK Secured Debt (Maturity—September 25, 2014)	Products and Services	3,345,132	3,301,405	3,301,405
Prime plus 2% Secured Debt (Maturity—September 25, 2014)(8)		1,050,000	1,043,471	1,043,471
Warrants (Fully diluted 30.0%)			600,000	600,000

			4,944,876	4,944,876
Uvalco Supply, LLC	Farm and Ranch Supply
Member Units (Fully diluted 39.6%)(7)			1,113,243	1,390,000

Ziegler's NYPD, LLC	Casual Restaurant Group
Prime plus 2% Secured Debt (Maturity—October 1, 2013)(8)		600,000	595,252	595,252
13% current / 5% PIK Secured Debt (Maturity—October 1, 2013)		2,808,544	2,775,643	2,775,643
Warrants (Fully diluted 28.6%)			360,000	360,000

			3,730,895	3,730,895
Other			1,961,085	1,961,085

Subtotal Control Investments			59,544,719	66,400,667

Affiliate Investments(4)
Advantage Millwork Company, Inc.	Manufacturer/Distributor
12% Secured Debt (Maturity—February 5, 2012)	of Wood Doors	3,066,667	2,970,656	1,200,000
Warrants (Fully diluted 12.2%)			97,808	—

			3,068,464	1,200,000

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2009

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
American Sensor Technologies, Inc.	Manufacturer of
Prime plus 0.5% Secured Debt (Maturity— May 31, 2010)(8)	Commercial/Industrial Sensors	3,800,000	3,800,000	3,800,000
Warrants (Fully diluted 19.6%)			49,990	820,000

			3,849,990	4,620,000
California Healthcare Medical Billing, Inc.	Healthcare Billing and
12% Secured Debt (Maturity—October 17, 2013)	Records Management	1,410,000	1,182,803	1,275,400
12% Current / 6% PIK Secured Debt (Maturity—October 17, 2013)		858,794	842,583	842,583
Common Stock (Fully diluted 6.0%)			390,000	1,180,000
Warrants (Fully diluted 12.0%)			240,000	1,280,000

			2,655,386	4,577,983
Compact Power Equipment Centers, LLC	Light to Medium Duty
12% Secured Debt (Maturity—September 23, 2014)	Equipment Rental	1,800,000	1,778,702	1,778,702
Member Units (Fully diluted 6.9%)			688	688

			1,779,390	1,779,390
Houston Plating & Coatings, LLC	Plating & Industrial
Prime plus 2% Secured Debt (Maturity—July 19, 2011)	Coating Services	100,000	100,000	100,000
Prime plus 2% Secured Debt (Maturity—July 18, 2013)		200,000	200,000	200,000
Member Units(7) (Fully diluted 11.1%)			335,000	3,565,000

			635,000	3,865,000
Indianapolis Aviation Partners, LLC	FBO / Aviation Support
12% Secured Debt (Maturity—September 15, 2014)	Services	2,700,000	2,444,759	2,444,759
Warrants (Fully diluted 9.1%)			450,000	450,000
Warrants (Fully diluted 9.0%)			227,571	227,571

			3,122,330	3,122,330
KBK Industries, LLC	Specialty Manufacturer of
14% Secured Debt (Maturity—January 23, 2011)	Oilfield and Industrial	3,937,500	3,853,825	3,853,825
8% Secured Debt (Maturity—March 1, 2010)	Products	93,750	93,750	93,750
8% Secured Debt (Maturity—March 31, 2010)		450,000	450,000	450,000
Member Units(7) (Fully diluted 14.5%)			187,500	460,000

			4,585,075	4,857,575
Laurus Healthcare, LP	Healthcare Facilities /
13% Secured Debt (Maturity—May 7, 2012)	Services	2,275,000	2,275,000	2,275,000
Warrants (Fully diluted 17.5%)			105,000	4,400,000

			2,380,000	6,675,000
National Trench Safety, LLC	Trench & Traffic
10% PIK Debt (Maturity—April 16, 2014)	Safety Equipment	447,203	447,203	447,203
Member Units (Fully diluted 11.7%)			1,792,308	700,000

			2,239,511	1,147,203

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2009

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Olympus Building Services, Inc.	Custodial/Facilities Services
12% Secured Debt (Maturity— March 27, 2014)		1,890,000	1,726,931	1,830,000
12% Current / 3% PIK Secured Debt (Maturity—March 27, 2014)		342,782	342,782	342,782
Warrants (Fully diluted 13.5%)			150,000	480,000

			2,219,713	2,652,782
Pulse Systems, LLC	Manufacturer of Components
Warrants (Fully diluted 7.4%)	for Medical Devices		132,856	340,000

Schneider Sales Management, LLC	Sales Consulting and
13% Secured Debt (Maturity—October 15, 2013)	Training	1,980,000	1,927,700	1,927,700
Warrants (Fully diluted 12.0%)			45,000	—

			1,972,700	1,927,700
Vision Interests, Inc.	Manufacturer/ Installer of
13% Secured Debt (Maturity—June 5, 2012)	Commercial Signage	3,760,000	3,622,160	3,220,000
Common Stock (Fully diluted 8.9%)			372,000	—
Warrants (Fully diluted 11.2%)			160,000	—

			4,154,160	3,220,000
Walden Smokey Point, Inc.	Specialty Transportation/
14% current / 4% PIK Secured Debt (Maturity—December 30, 2013)	Logistics	4,995,200	4,915,014	4,915,014
Common Stock (Fully diluted 7.6%)			600,000	1,240,000

			5,515,014	6,155,014
WorldCall, Inc.	Telecommunication/
13% Secured Debt (Maturity— April 22, 2011)	Information Services	646,225	646,225	646,225
Common Stock (Fully diluted 9.9%)			296,631	100,000

			942,856	746,225

Subtotal Affiliate Investments			39,252,445	46,886,202

Non-Control/Non-Affiliate Investments(5):
Audio Messaging Solutions, LLC	Audio Messaging Services
12% Secured Debt (Maturity— May 8, 2014)		3,376,800	3,144,392	3,144,392
Warrants (Fully diluted 5.0%)			215,040	380,000

			3,359,432	3,524,392
DrillingInfo, Inc.	Information Services for
12% Secured Debt (Maturity—November 19, 2014)	the Oil and Gas Industry	4,800,000	3,986,221	3,986,221
Warrants (Fully diluted 3.0%)			750,000	750,000

			4,736,221	4,736,221
East Teak Fine Hardwoods, Inc.	Hardwood Products
Common Stock (Fully diluted 3.3%)			178,780	560,000

Hayden Acquisition, LLC	Manufacturer of Utility
8% Secured Debt (Maturity—August 9, 2010)	Structures	1,800,000	1,781,303	300,000

Support Systems Homes, Inc.	Manages Substance Abuse
15% Secured Debt (Maturity—August 21, 2018)	Treatment Centers	226,461	226,461	226,461

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2009

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Technical Innovations, LLC	Manufacturer of Specialty
13.5% Secured Debt (Maturity—January 16, 2015)	Cutting Tools and Punches	3,250,000	3,210,176	3,251,280

Apria Healthcare Group Inc.(9)	Healthcare Services
11.25% Senior Secured Notes (Maturity—November 1, 2014)		7,200,000	7,335,318	7,956,000

Alon Refining Krots(9)	Petroleum Refiner
13.5% Secured Debt (Maturity—October 15, 2014)		2,400,000	2,911,128	2,911,128

Fairway Group Acquisition(9)	Retail Grocery Store
LIBOR plus 9.5% Secured Debt (Maturity—October 1, 2014)(8)		3,000,000	2,280,805	2,280,805

Managed Healthcare(9)	Healthcare Products
LIBOR plus 3.25% Secured Debt (Maturity—August 31, 2014)		2,000,000	1,463,202	1,670,000

Subtotal Non-Control/Non-Affiliate Investments			27,482,826	27,416,287

Main Street Capital Partners, LLC (Investment Manager)	Asset Management
100% of Membership Interests			18,000,000	16,036,838

Total Portfolio Investments, December 31, 2009			$144,279,990	$156,739,994

Marketable Securities and Idle Funds Investments	Investments in Secured and
Western Refining Inc.	Rated Debt Investments
LIBOR plus 5% Secured Term Loan (Maturity—May 30, 2014)(8)		$1,773,878	$1,727,770	$1,727,770
Pharmanet Development Group, Inc.
LIBOR plus 7% Secured Term Loan (Maturity—May 29, 2014)(8)		987,500	686,534	686,534
Other Marketable Securities and Idle Funds Investments		339,000	838,650	838,650

			$3,252,954	$3,252,954

(1)
Debt investments are generally income producing. Equity and warrants are non-income producing, unless otherwise noted.

(2)
See Note C for summary geographic location of portfolio companies.

(3)
Controlled investments are defined by the Investment Company Act of 1940, as amended ("1940 Act") as investments in which more than 25% of the voting securities are owned or where the ability to nominate greater than 50% of the board representation is maintained.

(4)
Affiliate investments are defined by the 1940 Act as investments in which between 5% and 25% of the voting securities are owned.

(5)
Non-Control/Non-Affiliate investments are defined by the 1940 Act as investments that are neither Control Investments nor Affiliate Investments.

(6)
Principal is net of prepayments. Cost is net of prepayments and accumulated unearned income.

(7)
Income producing through payment of dividends or distributions.

(8)
Subject to contractual minimum interest rates.

(9)
Private placement investment.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE A—ORGANIZATION AND BASIS OF PRESENTATION

1.    Organization

        Main Street Capital Corporation ("MSCC") was formed on March 9, 2007 for the purpose of (i) acquiring 100% of the equity interests of Main Street Mezzanine Fund, LP ("MSMF") and its general partner, Main Street Mezzanine Management, LLC ("MSMF GP"), (ii) acquiring 100% of the equity interests of Main Street Capital Partners, LLC (the "Investment Manager"), (iii) raising capital in an initial public offering, which was completed in October 2007 (the "IPO"), and (iv) thereafter operating as an internally managed business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"). MSMF is licensed as a Small Business Investment Company ("SBIC") by the United States Small Business Administration ("SBA") and the Investment Manager acts as MSMF's manager and investment adviser. Because the Investment Manager, which employs all of the executive officers and other employees of MSCC, is wholly owned by MSCC, MSCC does not pay any external investment advisory fees but instead incurs the net operating costs associated with employing investment and portfolio management professionals through the Investment Manager. The transactions discussed above were consummated in October 2007 and are collectively termed the "Formation Transactions."

        On January 7, 2010, MSCC consummated transactions (the "Exchange Offer") to exchange 1,239,695 shares of its common stock for approximately 88% of the total dollar value of the limited partner interests in Main Street Capital II, LP ("MSC II" and, together with MSMF, the "Funds"). Pursuant to the terms of the Exchange Offer, 100% of the membership interests in the general partner of MSC II, Main Street Capital II GP, LLC ("MSC II GP"), were also transferred to MSCC for no consideration. MSC II commenced operations in January 2006, is an investment fund that operates as an SBIC and is also managed by the Investment Manager. The Exchange Offer and related transactions, including the transfer of the MSC II GP interests, are collectively termed the "Exchange Offer Transactions" (see Note I).

        MSCC has direct or indirect subsidiaries that have elected to be taxable entities (the "Taxable Subsidiaries"). The primary purpose of these entities is to hold certain investments that generate pass through income for tax purposes. The Taxable Subsidiaries are each taxed at their normal corporate tax rates based on their taxable income.

        Unless otherwise noted or the context otherwise indicates, the terms "we," "us," "our" and "Main Street" refer to MSCC and its subsidiaries, including MSMF, MSC II, and the Taxable Subsidiaries.

2.    Basis of Presentation

        Main Street's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). For the three months ended March 31, 2010, the consolidated financial statements of Main Street include the accounts of MSCC, MSMF, MSC II, and the Taxable Subsidiaries. For the three months ended March 31, 2009, the consolidated financial statements of Main Street include the accounts of MSCC, MSMF, and the Taxable Subsidiaries. To allow for more relevant disclosure of Main Street's "core" investment portfolio, "core" portfolio investments, as used herein, refers to all of Main Street's portfolio investments in lower middle market companies, excluding the Investment Manager, private placement portfolio investments, and all "Marketable securities and idle funds investments." Private placement portfolio investments include investments made through direct or secondary purchases of interest-bearing securities in companies that are generally larger in size than the lower middle market companies included in Main Street's core portfolio. The Investment

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE A—ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Manager is accounted for as a portfolio investment (see Note D). Private placement portfolio investments are also accounted for as portfolio investments. "Marketable securities and idle funds investments" are classified as financial instruments and are reported separately on Main Street's Consolidated Balance Sheets and Consolidated Schedule of Investments due to the nature of such investments (See Note B.9). Main Street's results of operations and cash flows for the three months ended March 31, 2010 and 2009, and financial position as of March 31, 2010 and December 31, 2009, are presented on a consolidated basis. The effects of all intercompany transactions between Main Street and its subsidiaries have been eliminated in consolidation. Certain reclassifications have been made to prior period balances to conform with the current financial statement presentation, including (i) the reclassification of MSCC shares of common stock repurchased under Main Street's share repurchase plan, which were formerly classified as treasury stock and are now reflected as a reduction of common stock and additional paid in capital in accordance with Maryland law and (ii) the reclassification of private placement portfolio investments which were formerly classified as "Marketable securities and idle funds investments" and are now classified as portfolio investments in the "Non-Control/Non-Affiliate investments" category due to their long term nature and the fact that they that adhere more to Main Street's portfolio investment strategy.

        The accompanying unaudited consolidated financial statements of Main Street are presented in conformity with U.S. GAAP for interim financial information. Accordingly, certain disclosures accompanying annual financial statements prepared in accordance with U.S. GAAP are omitted. In the opinion of management, the unaudited consolidated financial results included herein contain all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of financial statements for the interim periods included herein. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the operating results to be expected for the full year. Also, the unaudited financial statements and notes should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2009. Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

        Under the investment company rules and regulations pursuant to Article 6 of Regulation S-X and the Audit and Accounting Guide for Investment Companies issued by the American Institute of Certified Public Accountants (the "AICPA Guide"), Main Street is precluded from consolidating portfolio company investments, including those in which it has a controlling interest, unless the portfolio company is another investment company. An exception to this general principle in the AICPA Guide occurs if Main Street owns a controlled operating company that provides all or substantially all of its services directly to Main Street or to an investment company of Main Street. None of the investments made by Main Street qualify for this exception. Therefore, Main Street's portfolio investments are carried on the balance sheet at fair value, as discussed further in Note B, with any adjustments to fair value recognized as "Net Change in Unrealized Appreciation (Depreciation) from Investments" on the Statement of Operations until the investment is disposed of, resulting in any gain or loss on exit being recognized as a "Net Realized Gain (Loss) from Investments."

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE A—ORGANIZATION AND BASIS OF PRESENTATION (Continued)

  Portfolio Investment Classification

        Main Street classifies its portfolio investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, "Control Investments" are defined as investments in which Main Street owns more than 25% of the voting securities or has rights to maintain greater than 50% of the board representation. Under the 1940 Act, "Affiliate Investments" are defined as investments in which Main Street owns between 5% and 25% of the voting securities. Under the 1940 Act, "Non-Control/Non-Affiliate Investments" are defined as investments that are neither Control investments nor Affiliate investments. The "Investment in affiliated Investment Manager" represents Main Street's investment in a wholly owned investment manager subsidiary that is accounted for as a portfolio investment.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Valuation of Portfolio Investments

        Main Street accounts for its core portfolio investments, private placement portfolio investments, and the Investment Manager at fair value. As a result, Main Street adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification" or "ASC") 820, Fair Value Measurements and Disclosures, in the first quarter of 2008. ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 requires Main Street to assume that the portfolio investment is to be sold in the principal market to independent market participants, or in the absence of a principal market, in the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. With the adoption of this statement, Main Street incorporated the income approach to estimate the fair value of its core portfolio debt investments principally using a yield-to-maturity model.

        Main Street's core portfolio strategy calls for it to invest primarily in illiquid securities issued by private, lower middle market companies. These core investments may be subject to restrictions on resale and will generally have no established trading market. Main Street determines in good faith the fair value of its portfolio investments pursuant to a valuation policy in accordance with ASC 820 and a valuation process approved by its Board of Directors and in accordance with the 1940 Act. Main Street reviews external events, including private mergers, sales and acquisitions involving comparable companies, and includes these events in the valuation process. Main Street's valuation policy and process are intended to provide a consistent basis for determining the fair value of the portfolio.

        For valuation purposes, control investments are composed of equity and debt securities for which Main Street has a controlling interest in the portfolio company or has the ability to nominate a majority of the portfolio company's board of directors. Market quotations are generally not readily available for Main Street's control investments. As a result, Main Street determines the fair value of control investments using a combination of market and income approaches. Under the market approach, Main Street will typically use the enterprise value methodology to determine the fair value of these investments. The enterprise value is the fair value at which an enterprise could be sold in a transaction between two willing parties, other than through a forced or liquidation sale. Typically, private companies are bought and sold based on multiples of earnings before interest, taxes,

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

depreciation and amortization, or EBITDA, cash flows, net income, revenues, or in limited cases, book value. There is no single methodology for estimating enterprise value. For any one portfolio company, enterprise value is generally described as a range of values from which a single estimate of enterprise value is derived. In estimating the enterprise value of a portfolio company, Main Street analyzes various factors, including the portfolio company's historical and projected financial results. Main Street allocates the enterprise value to investments in order of the legal priority of the investments. Main Street will also use the income approach to determine the fair value of these securities, based on projections of the discounted future free cash flows that the portfolio company or the debt security will likely generate. The valuation approaches for Main Street's control investments estimate the value of the investment if it were to sell, or exit, the investment, assuming the highest and best use of the investment by market participants. In addition, these valuation approaches consider the value associated with Main Street's ability to control the capital structure of the portfolio company, as well as the timing of a potential exit.

        For valuation purposes, non-control investments are composed of debt and equity securities for which Main Street does not have a controlling interest in the portfolio company, or the ability to nominate a majority of the portfolio company's board of directors. Market quotations for investments are generally not readily available. For non-control investments, Main Street uses a combination of market and income approaches to value its equity investments and the income approach to value its debt instruments. For non-control debt investments, Main Street determines the fair value primarily using a yield approach that analyzes the discounted cash flows of interest and principal for the debt security, as set forth in the associated loan agreements, as well as the financial position and credit risk of each of these portfolio investments. Main Street's estimate of the expected repayment date of a debt security is generally the legal maturity date of the instrument, as Main Street generally intends to hold its loans to maturity. The yield analysis considers changes in leverage levels, credit quality, portfolio company performance and other factors. Main Street will use the value determined by the yield analysis as the fair value for that security; however, because of Main Street's general intent to hold its loans to maturity, the fair value will not exceed the face amount of the debt security. A change in the assumptions that Main Street uses to estimate the fair value of its debt securities using the yield analysis could have a material impact on the determination of fair value. If there is deterioration in credit quality or a debt security is in workout status, Main Street may consider other factors in determining the fair value of a debt security, including the value attributable to the debt security from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis.

        Main Street uses a standard internal investment rating system in connection with its investment oversight, portfolio management/analysis and investment valuation procedures. This system takes into account both quantitative and qualitative factors of the portfolio company and the investments held.

        Pursuant to its internal valuation process, Main Street performs valuation procedures on each core portfolio company once a quarter. In addition to its internal valuation process, in arriving at estimates of fair value for portfolio companies, Main Street, among other things, consults with a nationally recognized independent advisor. The nationally recognized independent advisor is generally consulted relative to each core portfolio investment at least once in every calendar year, and for new core portfolio companies, at least once in the twelve-month period subsequent to the initial investment. In certain instances, Main Street may determine that it is not cost-effective, and as a result is not in its

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

stockholders' best interest, to consult with the nationally recognized independent advisor on one or more portfolio companies. Such instances include, but are not limited to, situations where the fair value of Main Street's investment in a core portfolio company is determined to be insignificant relative to the total investment portfolio. Main Street consulted with its independent advisor in arriving at Main Street's determination of fair value on a total of 8 core portfolio companies for the three months ended March 31, 2010, representing approximately 19% of the total core portfolio investments at fair value as of March 31, 2010. The Board of Directors of Main Street has the final responsibility for reviewing and approving, in good faith, Main Street's estimate of the fair value for the investments consistent with the 1940 Act requirements.

        Main Street's private placement portfolio investments primarily consist of direct or secondary purchases of interest-bearing securities in companies that are generally larger in size than the lower middle market companies included in Main Street's core portfolio. For valuation purposes, all of Main Street's private placement portfolio investments are non-control investments and are composed of debt securities for which Main Street does not have a controlling interest in the portfolio company, or the ability to nominate a majority of the portfolio company's board of directors. Main Street primarily uses observable inputs to determine the fair value of these investments through obtaining third party quotes or independent pricing.

        Due to the inherent uncertainty in the valuation process, Main Street's estimate of fair value may differ materially from the values that would have been used had a ready market for the securities existed. In addition, changes in the market environment, portfolio company performance and other events that may occur over the lives of the investments may cause the gains or losses ultimately realized on these investments to be materially different than the valuations currently assigned. Main Street determines the fair value of each individual investment and records changes in fair value as unrealized appreciation or depreciation.

        Main Street believes its investments as of March 31, 2010 and December 31, 2009 approximate fair value as of those dates based on the market in which Main Street operates and other conditions in existence at those reporting periods.

2.    Interest and Dividend Income

        Interest and dividend income is recorded on the accrual basis to the extent amounts are expected to be collected. Dividend income is recorded as dividends are declared or at the point an obligation exists for the portfolio company to make a distribution. In accordance with Main Street's valuation policy, accrued interest and dividend income is evaluated periodically for collectability. When a loan or debt security becomes 90 days or more past due, and if Main Street otherwise does not expect the debtor to be able to service all of its debt or other obligations, Main Street will generally place the loan or debt security on non-accrual status and cease recognizing interest income on that loan or debt security until the borrower has demonstrated the ability and intent to pay contractual amounts due. If a loan or debt security's status significantly improves regarding ability to service the debt or other obligations, or if a loan or debt security is fully impaired or written off, it will be removed from non-accrual status.

        While not significant to its total portfolio, Main Street holds debt instruments in its investment portfolio that contain payment-in-kind ("PIK") interest provisions. The PIK interest, computed at the contractual rate specified in each debt agreement, is added to the principal balance of the debt and is

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

recorded as interest income. Thus, the actual collection of this interest may be deferred until the time of debt principal repayment. To maintain regulated investment company ("RIC") tax treatment (as discussed below), this non-cash source of income will need to be paid out to stockholders in the form of distributions, even though Main Street may not have collected the PIK interest in cash.

        As of March 31, 2010, Main Street had three investments on non-accrual status, which comprised approximately 4.7% of the total investment portfolio at fair value. At December 31, 2009, Main Street had three investments on non-accrual status, which comprised approximately 1.1% of the investment portfolio at fair value.

3.    Fee Income—Structuring and Advisory Services

        Main Street may periodically provide services, including structuring and advisory services, to its portfolio companies. For services that are separately identifiable and evidence exists to substantiate fair value, income is recognized as earned, which is generally when the investment or other applicable transaction closes. Fees received in connection with debt financing transactions for services that do not meet these criteria are treated as debt origination fees and are accreted into interest income over the life of the financing.

4.    Unearned Income—Debt Origination Fees and Original Issue Discount

        Main Street capitalizes upfront debt origination fees received in connection with financings and reflects such fees as unearned income netted against investments. Main Street will also capitalize and offset direct loan origination costs against the origination fees received. The unearned income from the fees, net of direct debt origination costs, is accreted into interest income based on the effective interest method over the life of the financing.

        In connection with its portfolio debt investments, Main Street sometimes receives nominal cost warrants ("nominal cost equity") that are valued as part of the negotiation process with the particular portfolio company. When Main Street receives nominal cost equity, Main Street allocates its cost basis in its investment between its debt securities and its nominal cost equity at the time of origination. Any resulting discount from recording the debt is reflected as unearned income, which is netted against the debt investment, and accreted into interest income based on the effective interest method over the life of the debt.

5.    Share-Based Compensation

        Main Street accounts for its share-based compensation plans using the fair value method, as prescribed by ASC 718, Compensation—Stock Compensation. Accordingly, for restricted stock awards, Main Street measures the grant date fair value based upon the market price of its common stock on the date of the grant and amortizes that fair value as share-based compensation expense over the requisite service period or vesting term.

6.    Income Taxes

        MSCC has elected and intends to qualify for the tax treatment applicable to a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and, among other things, intends to make the required distributions to its stockholders as specified therein. In order to qualify as a RIC, MSCC is required to timely distribute to its stockholders at least 90% of investment

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

company taxable income, as defined by the Code, each year. Depending on the level of taxable income earned in a tax year, MSCC may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income.

        The Taxable Subsidiaries hold certain core portfolio investments of Main Street. The Taxable Subsidiaries are consolidated for U.S. GAAP reporting purposes, and the core portfolio investments held by them are included in Main Street's consolidated financial statements. The Taxable Subsidiaries permit Main Street to hold equity investments in portfolio companies which are "pass through" entities for tax purposes in order to comply with the "source income" requirements contained in the RIC tax provisions. The Taxable Subsidiaries are not consolidated with Main Street for income tax purposes and may generate income tax expense, or benefit, as a result of their ownership of certain core portfolio investments. This income tax expense, or benefit, is reflected in Main Street's Consolidated Statement of Operations.

        The Taxable Subsidiaries use the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the temporary differences are expected to reverse. A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

        Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses. Taxable income generally excludes net unrealized appreciation or depreciation, as investment gains or losses are not included in taxable income until they are realized.

7.    Net Realized Gains or Losses from Investments and Net Change in Unrealized Appreciation or Depreciation from Investments

        Realized gains or losses are measured by the difference between the net proceeds from the sale or redemption of an investment and the cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, and includes investments written-off during the period net of recoveries. Net change in unrealized appreciation or depreciation from investments reflects the net change in the valuation of the investment portfolio and financial instruments pursuant to Main Street's valuation guidelines and the reclassification of any prior period unrealized appreciation or depreciation on exited investments.

8.    Concentration of Credit Risks

        Main Street places its cash in financial institutions, and, at times, such balances may be in excess of the federally insured limit.

9.    Fair Value of Financial Instruments

        Fair value estimates are made at discrete points in time based on relevant information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Main Street believes that the carrying amounts of its

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial instruments, consisting of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate the fair values of such items. Marketable securities and idle funds investments include investments in certificates of deposit, U.S. government agency securities, intermediate-term secured debt, independently rated debt investments, and diversified bond funds. The fair value determination for these investments under the provisions of ASC 820 primarily consists of Level 2 observable inputs.

        The SBIC debentures remain a strategic advantage due to their flexible structure, long-term duration, and low fixed interest rates. As part of the Exchange Offer Transactions, Main Street elected the fair value option under ASC 825, Financial Instruments ("ASC 825") relating to accounting for debt obligations at their fair value, for those SBIC debentures acquired (the "Acquired Debentures"). The fair value option was elected for the Acquired Debentures as part of the acquisition accounting related to the Exchange Offer.

10.    Earnings per Share

        Basic and diluted per share calculations are computed utilizing the weighted average number of shares of common stock outstanding for the period. Main Street adopted the amended guidance in ASC 260, Earnings Per Share. Based on the guidance, Main Street determined that unvested shares of restricted stock are participating securities and should therefore be included in the basic earnings per share calculation. As a result, for all periods presented, there is no difference between diluted earnings per share and basic earnings per share amounts.

        As a result of the Exchange Offer Transactions and the externally owned noncontrolling interest in MSC II, all per share amounts presented exclude the noncontrolling interest portion of earnings and reflect only per share amounts attributable to Main Street's ownership interest.

11.    Recently Issued Accounting Standards

        In June 2009, FASB issued ASC 810, Amendments to FASB Interpretation No. 46(R), which amends the guidance in FASB Interpretation No. ("FIN") 46(R), Consolidation of Variable Interest Entities. It requires reporting entities to evaluate former qualifying special-purpose entities ("QSPEs") for consolidation, changes the approach to determining the primary beneficiary of a variable interest entity (a "VIE") from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. ASC 810 requires additional year-end and interim disclosures for public and non-public companies. ASC 810 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. Main Street adopted ASC 810 on January 1, 2010. Early adoption of ASC 810 is prohibited. The FASB agreed at its January 27, 2010 meeting to issue an Accounting Standards Update ("ASU") to finalize its proposal to indefinitely defer ASC 810 for reporting enterprises' interests in entities that either have all of the characteristics of investment companies or for which it is industry practice to apply measurement principles for financial reporting purposes consistent with those that apply to investment companies. The provisions of ASC 810 will not have any impact on Main Street's financial condition or results of operations.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures About Fair Value Measurements. ASU 2010-06 adds new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation, inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 is not expected to have a significant impact on Main Street's financial condition and results of operations.

        In December 2007, the FASB issued ASC 805, Business Combinations. Under ASC 805, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions, replacing the previous cost-allocation process. ASC 805 also includes a substantial number of new disclosure requirements. ASC 805 is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. Main Street adopted ASC 805 on January 1, 2009. Main Street accounted for the Exchange Offer under ASC 805 with the impact on the financial statements discussed in Note I.

NOTE C—FAIR VALUE HIERARCHY FOR INVESTMENTS

        In connection with valuing portfolio investments, marketable securities and idle funds investments, Main Street adopted the provisions of ASC 820 in the first quarter of 2008. ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. Main Street accounts for these investments at fair value.

Fair Value Hierarchy

        In accordance with ASC 820, Main Street has categorized its portfolio investments, marketable securities and idle funds investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical investments (Level 1) and the lowest priority to unobservable inputs (Level 3).

        Portfolio investments, marketable securities and idle funds investments, recorded on Main Street's balance sheet are categorized based on the inputs to the valuation techniques as follows:

          Level 1—Investments whose values are based on unadjusted quoted prices for identical assets in an active market that Main Street has the ability to access (examples include investments in active exchange-traded equity securities and investments in most U.S. government and agency securities).

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE C—FAIR VALUE HIERARCHY FOR INVESTMENTS (Continued)

          Level 2—Investments whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investment. Level 2 inputs include the following:

    •
    Quoted prices for similar assets in active markets (for example, investments in restricted stock);

    •
    Quoted prices for identical or similar assets in non-active markets (for example, investments in thinly traded public companies);

    •
    Pricing models whose inputs are observable for substantially the full term of the investment (for example, market interest rate indices); and

    •
    Pricing models whose inputs are derived principally from, or corroborated by, observable market data through correlation or other means for substantially the full term of the investment.

          Level 3—Investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the investment (for example, investments in illiquid securities issued by private companies).

        As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore, gains and losses for such investments categorized within the Level 3 table below may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3). Main Street conducts reviews of fair value hierarchy classifications on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain investments.

        As of March 31, 2010 and December 31, 2009, all of Main Street's private placement portfolio investments, marketable securities and idle funds investments consisted primarily of investments in secured debt investments, independently rated debt investments, certificates of deposit, and diversified bond funds. The fair value determination for these investments primarily consisted of observable inputs in non-active markets. As a result, all of Main Street's private placement portfolio investments, marketable securities and idle funds investments were categorized as Level 2 as of March 31, 2010 and December 31, 2009.

        As of March 31, 2010, all of Main Street's core portfolio investments consisted of illiquid securities issued by private companies. The fair value determination for these investments primarily consisted of unobservable inputs. As a result, all of Main Street's core portfolio investments were categorized as

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE C—FAIR VALUE HIERARCHY FOR INVESTMENTS (Continued)

Level 3. The fair value determination of each portfolio investment required one or more of the following unobservable inputs:

  •
  Financial information obtained from each portfolio company, including unaudited statements of operations and balance sheets for the most recent period available as compared to budgeted numbers;

  •
  Current and projected financial condition of the portfolio company;

  •
  Current and projected ability of the portfolio company to service its debt obligations;

  •
  Type and amount of collateral, if any, underlying the investment;

  •
  Current financial ratios (e.g., fixed charge coverage ratio, interest coverage ratio, and net debt/EBITDA ratio) applicable to the investment;

  •
  Current liquidity of the investment and related financial ratios (e.g., current ratio and quick ratio);

  •
  Pending debt or capital restructuring of the portfolio company;

  •
  Projected operating results of the portfolio company;

  •
  Current information regarding any offers to purchase the investment;

  •
  Current ability of the portfolio company to raise any additional financing as needed;

  •
  Changes in the economic environment which may have a material impact on the operating results of the portfolio company;

  •
  Internal occurrences that may have an impact (both positive and negative) on the operating performance of the portfolio company;

  •
  Qualitative assessment of key management;

  •
  Contractual rights, obligations or restrictions associated with the investment; and

  •
  Other factors deemed relevant.

        The following table provides a summary of changes in fair value of Main Street's Level 3 portfolio investments for the three months ended March 31, 2010:

Type of Investment	December 31, 2009 Fair Value	MSC II Exchange Offer	Accretion of Unearned Income	Redemptions/ Repayments/ Exits(1)	New Investments(1)	Net Changes from Unrealized to Realized	Net Unrealized Appreciation (Depreciation)	March 31, 2010 Fair Value
Debt	84,309,981	56,143,458	259,279	(3,735,243)	4,796,949	2,332,695	184,701	144,291,820
Equity	30,377,671	9,066,290	—	—	524,400	—	(396,205)	39,572,156
Warrant	11,197,571	5,864,324	—	(1,635,858)	2,560,204	1,635,858	1,247,724	20,869,823
Investment Manager	16,036,838	(13,715,958)	—	—	—	—	(145,079)	2,175,801

Total	141,922,061	57,358,114	259,279	(5,371,101)	7,881,553	3,968,553	891,141	206,909,600

(1)
Includes the impact of non-cash conversions

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE C—FAIR VALUE HIERARCHY FOR INVESTMENTS (Continued)

        The following table provides a summary of changes in fair value of the Level 3 Acquired Debentures for the three months ended March 31, 2010:

Type of Investment	December 31, 2009 Fair Value	MSC II Exchange Offer	Repayments	New Debentures	Net Unrealized (Appreciation) Depreciation	March 31, 2010 Fair Value
Acquired Debentures	—	53,139,092	—	—	(281,193)	52,857,899

        At March 31, 2010 and December 31, 2009, Main Street's portfolio investments, marketable securities and idle funds investments, and Acquired Debentures were categorized as follows in the fair value hierarchy for ASC 820 purposes:

		Fair Value Measurements
At March 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Core portfolio investments	$204,733,799	$—	$—	$204,733,799
Private placement portfolio investments	34,572,902	—	34,572,902	—
Investment in affiliated Investment Manager	2,175,801	—	—	2,175,801

Total portfolio investments	241,482,502	—	34,572,902	206,909,600
Marketable securities and idle funds investments	26,143,033	—	26,143,033	—

Total investments	$267,625,535	$—	$60,715,935	$206,909,600

Acquired Debentures	$52,857,899	$—	$—	$52,857,899

		Fair Value Measurements
At December 31, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Core portfolio investments	$125,885,223	$—	$—	$125,885,223
Private placement portfolio investments	14,817,933	—	14,817,933	—
Investment in affiliated Investment Manager	16,036,838	—	—	16,036,838

Total portfolio investments	156,739,994	—	14,817,933	141,922,061
Marketable securities and idle funds investments	3,252,954	—	3,252,954	—

Total investments	$159,992,948	$—	$18,070,887	$141,922,061

        For the three months ended March 31, 2010, there were no transfers within the three fair value hierarchy levels.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE C—FAIR VALUE HIERARCHY FOR INVESTMENTS (Continued)

Core Portfolio Investments

        Main Street's core portfolio investments principally consist of secured debt, equity warrants and direct equity investments in privately held companies. The core debt investments are secured by either a first or second lien on the assets of the portfolio company, generally bear interest at fixed rates, and generally mature between five and seven years from the original investment. In most portfolio companies, Main Street also receives nominally priced equity warrants and/or makes direct equity investments, usually in connection with a debt investment.

        As discussed further in Note D, the Investment Manager is a wholly owned subsidiary of MSCC. However, the Investment Manager is accounted for as a portfolio investment of Main Street since it conducts a significant portion of its investment management activities for parties outside of MSCC and its subsidiaries. To allow for more relevant disclosure of Main Street's core investment portfolio, Main Street's investment in the Investment Manager has been excluded from the tables and amounts set forth below in this Note C.

        Investment income, consisting of interest, dividends and fees, can fluctuate dramatically due to various factors, including repayment of a debt investment or sale of an equity interest. Revenue recognition in any given year could be highly concentrated among several core portfolio companies. For the three months ended March 31, 2010, Main Street did not record investment income from any core portfolio company in excess of 10% of total investment income. For the three months ended March 31, 2009, Main Street recorded investment income from one core portfolio company in excess of 10% of total investment income. The investment income from that core portfolio company represented approximately 11% of the total investment income for the period, principally related to interest income from debt investments in such company.

        As of March 31, 2010, Main Street had debt and equity investments in 38 core portfolio companies with an aggregate fair value of $204,733,799 and a weighted average effective yield on its debt investments of approximately 14.5%. Approximately 80% of Main Street's total core portfolio investments at cost were in the form of debt investments and 87% of such debt investments at cost were secured by first priority liens on the assets of Main Street's portfolio companies as of March 31, 2010. At March 31, 2010, Main Street had equity ownership in approximately 92% of its core portfolio companies and the average fully diluted equity ownership in those portfolio companies was approximately 34%. As of December 31, 2009, Main Street had debt and equity investments in 35 core portfolio companies with an aggregate fair value of $125,885,223 and a weighted average effective yield on its debt investments of approximately 14.3%. The weighted average yields were computed using the effective interest rates for all debt investments at March 31, 2010 and December 31, 2009, including amortization of deferred debt origination fees and accretion of original issue discount but excluding any debt investments on non-accrual status.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE C—FAIR VALUE HIERARCHY FOR INVESTMENTS (Continued)

        Summaries of the composition of Main Street's core investment portfolio at cost and fair value as a percentage of total core portfolio investments are shown in the following table:

Cost:	March 31, 2010	December 31, 2009
First lien debt	69.0%	69.3%
Equity	14.9%	13.4%
Second lien debt	10.6%	10.7%
Equity warrants	5.5%	6.6%

	100.0%	100.0%

Fair Value:	March 31, 2010	December 31, 2009
First lien debt	61.3%	57.4%
Equity	18.3%	19.5%
Equity warrants	10.8%	13.5%
Second lien debt	9.6%	9.6%

	100.0%	100.0%

        The following table shows the core portfolio composition by geographic region of the United States at cost and fair value as a percentage of total core portfolio investments. The geographic composition is determined by the location of the corporate headquarters of the portfolio company.

Cost:	March 31, 2010	December 31, 2009
Southwest	42.0%	50.1%
West	35.3%	28.6%
Southeast	12.3%	9.0%
Midwest	6.1%	6.9%
Northeast	4.3%	5.4%

	100.0%	100.0%

Fair Value:	March 31, 2010	December 31, 2009
Southwest	43.6%	51.1%
West	34.1%	28.4%
Southeast	11.8%	8.4%
Midwest	5.9%	6.3%
Northeast	4.6%	5.8%

	100.0%	100.0%

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE C—FAIR VALUE HIERARCHY FOR INVESTMENTS (Continued)

        Main Street's core portfolio investments are generally in lower middle market companies conducting business in a variety of industries. Set forth below are tables showing the composition of Main Street's core portfolio investments by industry at cost and fair value as of March 31, 2010 and December 31, 2009:

Cost:	March 31, 2010	December 31, 2009
Professional services	10.6%	10.1%
Retail	9.6%	7.5%
Metal fabrication	8.9%	2.5%
Electronics manufacturing	6.9%	7.1%
Transportation/Logistics	6.2%	6.1%
Precast concrete manufacturing	6.0%	9.7%
Industrial equipment	6.1%	6.4%
Manufacturing	5.9%	4.1%
Health care services	4.9%	4.7%
Industrial services	4.8%	5.0%
Information services	4.8%	5.1%
Restaurant	4.6%	5.6%
Agricultural services	4.0%	6.6%
Consumer products	3.5%	0.0%
Custom wood products	2.9%	6.7%
Equipment rental	2.8%	3.6%
Tradeshow	2.6%	2.6%
Governmental services	2.1%	2.0%
Health care products	1.8%	3.0%
Infrastructure products	1.0%	1.6%

	100.0%	100.0%

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE C—FAIR VALUE HIERARCHY FOR INVESTMENTS (Continued)

Fair Value:	March 31, 2010	December 31, 2009
Professional services	10.7%	10.1%
Metal fabrication	9.4%	4.5%
Retail	8.9%	6.6%
Health care services	7.3%	9.1%
Precast concrete manufacturing	7.1%	11.5%
Electronics manufacturing	6.3%	6.2%
Transportation/Logistics	6.2%	6.3%
Industrial services	5.6%	7.0%
Industrial equipment	5.2%	5.2%
Restaurant	5.0%	6.2%
Manufacturing	4.8%	3.9%
Agricultural services	4.7%	7.9%
Information services	4.5%	4.4%
Consumer products	3.1%	0.0%
Custom wood products	2.9%	1.6%
Tradeshow	2.2%	2.1%
Governmental services	2.2%	2.1%
Equipment rental	1.9%	2.3%
Health care products	1.7%	2.9%
Infrastructure products	0.3%	0.1%

	100.0%	100.0%

        At March 31, 2010, Main Street had no investments that were greater than 10% of its total core investment portfolio at fair value. At December 31, 2009, Main Street had one investment that was greater than 10% of its total core investment portfolio at fair value. That investment represented approximately 12% of the core portfolio at fair value.

NOTE D—WHOLLY OWNED INVESTMENT MANAGER

        As part of the Formation Transactions, the Investment Manager became a wholly owned subsidiary of MSCC. However, the Investment Manager is accounted for as a portfolio investment, since the Investment Manager is not an investment company and since it conducts a significant portion of its investment management activities for parties outside of MSCC and its consolidated subsidiaries. The Investment Manager has received recurring investment management fees from MSC II pursuant to a separate investment advisory agreement, paid quarterly, equal to $3.3 million per year. Subsequent to the closing of the Exchange Offer, the investment in the Investment Manager was adjusted to reflect the pro rata portion of the MSC II management fees acquired by MSCC. The Investment Manager also receives certain management, consulting and advisory fees for providing these services for third parties, and collectively with the MSC II management fees attributable to the remaining noncontrolling interest in MSC II, the "External Services." The portfolio investment in the Investment Manager is accounted for using fair value accounting, with the fair value determined by Main Street and approved, in good faith, by Main Street's Board of Directors, based on the same valuation methodologies applied

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE D—WHOLLY OWNED INVESTMENT MANAGER (Continued)

to determine the original valuation. The valuation for the Investment Manager is based on the total estimated present value of the net cash flows received for the External Services, over the estimated dollar averaged life of the related investment management, advisory or consulting contract, and is also based on comparable public market transactions. The net cash flows utilized in the valuation of the Investment Manager exclude any revenues and expenses from MSCC and its subsidiaries, but include the revenues attributable to External Services, and are reduced by an estimated allocation of costs related to providing such External Services. Any change in fair value of the investment in the Investment Manager is recognized on Main Street's statement of operations as "Unrealized appreciation (depreciation) in Investment in affiliated Investment Manager," with a corresponding increase (in the case of appreciation) or decrease (in the case of depreciation) to "Investment in affiliated Investment Manager" on Main Street's balance sheet. As part of the Exchange Offer Transactions, the investment in the Investment Manager was reduced $13.7 million and recorded against "Additional paid-in capital" as an adjustment to the original valuation recorded as part of the Formation Transactions. Main Street believes that the valuation for the Investment Manager will generally decrease over the life of the investment management, advisory and consulting contracts attributable to third parties, absent obtaining additional recurring cash flows from performing External Services for other external investment entities or other third parties.

        The Investment Manager has elected, for tax purposes, to be treated as a taxable entity and is taxed at normal corporate tax rates based on its taxable income. The taxable income of the Investment Manager may differ from its book income due to temporary book and tax timing differences, as well as permanent differences. The Investment Manager provides for any current taxes payable and deferred tax items in its separate financial statements.

        MSCC has a support services agreement with the Investment Manager that is structured to provide reimbursement to the Investment Manager for any personnel, administrative and other costs it incurs in conducting its operational and investment management activities in excess of the fees received for providing management advisory services. As a wholly owned subsidiary of MSCC, the Investment Manager manages the day-to-day operational and investment activities of MSCC and its subsidiaries, as well as the investment activities of MSC II. The Investment Manager pays personnel and other administrative expenses, except those specifically required to be borne by MSCC, which principally include direct costs that are specific to MSCC's status as a publicly traded entity. The expenses paid by the Investment Manager include the cost of salaries and related benefits, rent, equipment and other administrative costs required for day-to-day operations.

        Pursuant to the support services agreement with MSCC, the Investment Manager is reimbursed by MSCC for its excess cash expenses associated with providing investment management and other services to MSCC and its subsidiaries, as well as third parties. Each quarter, as part of the support services agreement, MSCC makes payments to cover all cash expenses incurred by the Investment Manager, less fees that the Investment Manager receives pursuant to long-term investment advisory agreements and consulting agreements. For the three months ended March 31, 2010 and 2009, the expenses reimbursed by MSCC to the Investment Manager were $320,887 and $34,425, respectively, and these reimbursed expenses are recorded as "general and administrative" expenses.

        In its separate stand alone financial statements as summarized below, the Investment Manager recognized an $18 million intangible asset related to the investment advisory agreement with MSC II

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE D—WHOLLY OWNED INVESTMENT MANAGER (Continued)

consistent with Staff Accounting Bulletin No. 54, Application of "Pushdown" Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase ("SAB 54"). Under SAB 54, push-down accounting is required in "purchase transactions that result in an entity becoming substantially wholly owned." In this case, MSCC acquired 100% of the equity interests in the Investment Manager. Because the $18 million value attributed to MSCC's investment in the Investment Manager was derived from the long-term, recurring management fees under the investment advisory agreement with MSC II, the same methodology used to determine the $18 million valuation of the Investment Manager was utilized to establish the push-down accounting basis for the intangible asset.

        As a result of the Exchange Offer, MSCC adjusted its investment in the Investment Manager down by $13.7 million to reflect the fact that MSCC acquired approximately 88% of the future cash flows associated with the investment advisory agreement with MSC II. The push-down accounting basis for the related intangible asset was not adjusted in the Investment Manager's separate stand alone financial statements below since the future cash flow stream payable to the Investment Manager from the investment advisory agreement with MSC II was not impacted by the Exchange Offer. The intangible asset is being amortized over the estimated economic life of the investment advisory agreement with MSC II. For the three months ended March 31, 2010 and 2009, the Investment Manager recognized $262,534 and $250,405 in amortization expense associated with the intangible asset. Amortization expense is not included in the expenses reimbursed by MSCC to the Investment Manager based upon the support services agreement since it is non-cash in nature.

        Summarized financial information from the separate financial statements of the Investment Manager is as follows:

	As of March 31,	As of December 31,
	2010	2009
	(Unaudited)
Cash	$—	$70,882
Accounts receivable	75,443	24,796
Accounts receivable—MSCC	229,482	217,422
Intangible asset (net of accumulated amortization of $2,387,331 and $2,124,797 as of March 31, 2010 and December 31, 2009, respectively)	15,612,669	15,875,203
Deposits and other	83,930	80,719

Total assets	$16,001,524	$16,269,022

Accounts payable	$63,104	$—
Accrued liabilities	470,324	538,391
Equity	15,468,096	15,730,631

Total liabilities and equity	$16,001,524	$16,269,022

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE D—WHOLLY OWNED INVESTMENT MANAGER (Continued)

	Three Months Ended March 31,
	2010	2009
	(Unaudited)
Management fee income from Main Street Capital II	$831,300	$831,300
Other management advisory fees	97,595	65,625

Total income	928,895	896,925
Salaries, benefits and other personnel costs	(953,290)	(762,048)
Occupancy expense	(80,897)	(78,853)
Professional expenses	(12,727)	(7,552)
Amortization expense—intangible asset	(262,534)	(250,405)
Other expenses	(202,868)	(82,897)
Expense reimbursement from MSCC	320,887	34,425

Total net expenses	(1,191,429)	(1,147,330)

Net income	$(262,534)	$(250,405)

NOTE E—SBIC DEBENTURES

        SBIC debentures payable at March 31, 2010 and December 31, 2009 were $135 million and $65 million, respectively. SBIC debentures provide for interest to be paid semi-annually, with principal due at the applicable 10-year maturity date. The weighted average interest rate as of March 31, 2010 and December 31, 2009 was 5.80% and 5.04%, respectively. The first principal maturity due under the existing SBIC debentures is in 2013, and the weighted average duration is approximately 7.0 years. In accordance with SBA regulations, the Funds are precluded from incurring additional non-SBIC debt without the prior approval of the SBA. The Funds are subject to regular compliance examinations by the SBA. There have been no historical findings resulting from these examinations.

        As of March 31, 2010, the recorded value of the SBIC debentures was $117.9 million which consisted of (i) the Acquired Debentures at a fair value of approximately $52.9 million, or $17.1 million less than the face value of these SBIC debentures, and (ii) SBIC debentures held by MSMF and reported at face value of $65 million. As of March 31, 2010, had Main Street adopted the fair value option under ASC 825 for all of its SBIC debentures, Main Street estimates the fair value of its SBIC debentures would be approximately $105.5 million, or $29.5 million less than the face value of the SBIC debentures.

NOTE F—INVESTMENT CREDIT FACILITY

        On October 24, 2008, Main Street entered into a $30 million, three-year investment credit facility (the "Investment Facility") with Branch Banking and Trust Company ("BB&T") and Compass Bank, as lenders, and BB&T, as administrative agent for the lenders. The purpose of the Investment Facility is to provide additional liquidity in support of future investment and operational activities. The Investment Facility allows for an increase in the total size of the facility up to $75 million, subject to certain conditions, and has a maturity date of October 24, 2011. Borrowings under the Investment Facility bear interest, subject to Main Street's election, on a per annum basis equal to (i) the applicable LIBOR rate

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE F—INVESTMENT CREDIT FACILITY (Continued)

plus 2.75% or (ii) the applicable base rate plus 0.75%. Main Street pays unused commitment fees of 0.375% per annum on the average unused lender commitments under the Investment Facility. The Investment Facility is secured by a first lien on the assets of MSCC and its subsidiaries, excluding the assets of the Funds. The Investment Facility contains certain affirmative and negative covenants, including but not limited to: (i) maintaining a minimum liquidity of not less than 10% of the aggregate principal amount outstanding, (ii) maintaining an interest coverage ratio of at least 2.0 to 1.0, and (iii) maintaining a minimum tangible net worth. At March 31, 2010, Main Street had $2.1 million of borrowings outstanding under the Investment Facility, and Main Street was in compliance with all financial covenants of the Investment Facility.

NOTE G—FINANCIAL HIGHLIGHTS

	Three Months Ended March 31,
Per Share Data:	2010	2009
Net asset value at beginning of period	$11.96	$12.20
Net investment income(1)	0.22	0.23
Net realized gains (losses)(1)(2)	(0.28)	0.10
Net change in unrealized appreciation (depreciation) on investments(1)(2)	0.39	(0.37)
Income tax (provision) benefit(1)(2)	(0.03)	(0.01)
Bargain purchase gain(1)	0.34	—
Noncontrolling interest	(0.01)	—

Net increase in net assets resulting from operations(1)	0.63	(0.05)
Net decrease in net assets from dividends paid to stockholders	(0.38)	(0.38)
Impact of monthly dividend declared as of March 31, 2010 but paid on April 15, 2010	(0.13)	—
Accretive effect of public stock offering (issuing shares above NAV per share)	0.47	—
Accretive effect of Exchange Offer	0.37	—
Decrease due to non-cash adjustment of investment in Investment Manager in connection with Exchange Offer Transactions	(0.91)	—
Other(3)	(0.06)	0.07

Net asset value at March 31, 2010 and 2009	$11.95	$11.84

Market value at March 31, 2010 and 2009	$15.61	$9.98
Shares outstanding at March 31, 2010 and 2009	15,082,742	9,041,939

(1)
Based on weighted average number of common shares outstanding for the period.

(2)
Net realized gains or losses, net change in unrealized appreciation or depreciation, and income taxes can fluctuate significantly from period to period.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE G—FINANCIAL HIGHLIGHTS (Continued)

(3)
Includes the impact of the different share amounts as a result of calculating certain per share data based on the weighted average basic shares outstanding during the period and certain per share data based on the shares outstanding as of a period end or transaction date.

	Three Months Ended March 31,
	2010	2009
Net asset value at end of period	$180,248,021	$107,037,941
Average net asset value	$154,954,076	$109,697,001
Average outstanding debt	$100,023,333	$55,000,000
Ratio of total expenses, excluding interest expense, to average net asset value(1)	1.14%	0.50%
Ratio of total expenses to average net asset value(1)	2.35%	1.35%
Ratio of net investment income to average net asset value(1)	2.03%	1.93%
Total return based on change in net asset value(2)	3.21%	-0.42%

(1)
Not annualized.

(2)
Total return based on change in net asset value was calculated using the sum of ending net asset value plus dividends to stockholders and other non-operating changes during the period, as divided by the beginning net asset value.

NOTE H—DIVIDENDS, DISTRIBUTIONS AND TAXABLE INCOME

        Main Street paid monthly dividends of $0.125 per share for each month of January, February and March 2010, totaling $5.1 million, or $0.375 per share, for the period. During March 2010, Main Street declared and accrued a $0.125 per share monthly dividend to be paid in April 2010. For the three months ended March 31, 2009, Main Street paid total monthly dividends of approximately $3.4 million, or $0.375 per share, for the period.

        The determination of the tax attributes for Main Street's distributions is made annually, based upon its taxable income for the full year and distributions paid for the full year. Therefore, a determination made on an interim basis may not be representative of the actual tax attributes of distributions for a full year. Ordinary dividend distributions from a RIC do not qualify for the 15% maximum tax rate on dividend income from domestic corporations and qualified foreign corporations, except to the extent that the RIC received the income in the form of qualifying dividends from domestic corporations and qualified foreign corporations (which Main Street did not receive during the year-to-date period of 2010).

        MSCC has elected to be treated for federal income tax purposes as a RIC. As a RIC, MSCC generally will not pay corporate-level federal income taxes on any net ordinary income or capital gains that MSCC distributes to its stockholders as dividends. MSCC must generally distribute at least 90% of its investment company taxable income to qualify for pass-through tax treatment and maintain its RIC status. As part of maintaining RIC status, undistributed taxable income (subject to a 4% excise tax) pertaining to a given fiscal year may be distributed up to 12 months subsequent to the end of that fiscal year, provided such dividends are declared prior to the filing of the federal income tax return for the prior year.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE H—DIVIDENDS, DISTRIBUTIONS AND TAXABLE INCOME (Continued)

        The Taxable Subsidiaries hold certain core portfolio investments for Main Street. The Taxable Subsidiaries are consolidated with Main Street for financial reporting purposes, and the core portfolio investments held by the Taxable Subsidiaries are included in Main Street's consolidated financial statements. The principal purpose of the Taxable Subsidiaries are to permit Main Street to hold equity investments in portfolio companies which are "pass through" entities for tax purposes in order to comply with the "source income" requirements contained in the RIC tax provisions of the Code. The Taxable Subsidiaries are not consolidated with Main Street for income tax purposes and may generate income tax expense or income tax benefit as a result of their ownership of various core portfolio investments. This income tax expense or benefit, if any, is reflected in Main Street's Consolidated Statement of Operations. For the three months ended March 31, 2010, Main Street recognized an income tax provision of $0.4 million primarily consisting of deferred tax benefits primarily related to net unrealized depreciation on certain portfolio investments held by the Taxable Subsidiaries.

        Listed below is a reconciliation of "Net Increase (Decrease) in Net Assets Resulting From Operations" to taxable income and to total distributions declared to common stockholders for the three months ended March 31, 2010 and 2009.

	Three Months Ended March 31,
	2010	2009
	(estimated)
Net increase (decrease) in net assets resulting from operations	$9,169,881	$(467,798)
Share-based compensation expense	301,458	195,726
Net change in unrealized (appreciation) depreciation on investments	(5,504,077)	3,421,013
Bargain purchase gain	(4,890,582)	—
Income tax provision	384,574	57,275
Pre-tax book loss (income) of Taxable Entities not consolidated for tax purposes	3,761,575	(617,124)
Book income and tax income differences, including debt origination, structuring fees and realized gains	(130,477)	(50,257)

Taxable income	3,092,352	2,538,835
Taxable income earned in prior year and carried forward for distribution in current year	848,452	2,799,963
Estimated distribution in excess of taxable income	1,167,630	—
Taxable income earned in current period and carried forward for distribution	—	(1,909,861)
Dividend accrued as of March 31, 2010 and paid in April 2010	1,885,343	—

Total distributions to common stockholders	$6,993,777	$3,428,937

        The net deferred tax asset at March 31, 2010 and December 31, 2009 was $2.3 million and $2.7 million, respectively, and primarily related to timing differences from recognition of unrealized and realized depreciation from debt and equity investments in portfolio investments as well as timing differences from taxable income from equity investments in portfolio companies which are flow through entities. Management believes that the realization of the deferred tax asset is more likely than not based on expectations as to future taxable income and scheduled reversals of temporary differences. Accordingly, Main Street did not record a valuation allowance related to its deferred tax asset at March 31, 2010.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE I—EXCHANGE OFFER

        On January 7, 2010, MSCC consummated the Exchange Offer to exchange 1,239,695 shares (the "Exchange Shares") of its common stock for approximately 88% of the total dollar value of the limited partner interests in MSC II. Pursuant to the terms of the Exchange Offer, 100% of the membership interests in MSC II GP were also transferred to MSCC for no consideration. MSC II commenced operations in January 2006, is an investment fund that operates as an SBIC and is managed by the Investment Manager. The Exchange Offer was applicable to all MSC II limited partner interests except for any limited partner interests owned by affiliates of MSCC, including any limited partner interests owned by officers or directors of MSCC. The Exchange Offer was formally approved by the SBA prior to closing. The Exchange Shares are subject to a one-year contractual lock-up from the Exchange Offer closing date. An approximately 12% minority ownership in the total dollar value of the MSC II limited partnership interests remains outstanding, including approximately 5% owned by affiliates of MSCC.

        The Exchange Offer is being accounted for under the acquisition method of accounting in accordance with ASC 805. Accordingly, the purchase price was preliminarily allocated to the acquired assets and liabilities based on their estimated fair values at the Exchange Offer acquisition date as summarized in the following table. The fair value of the MSC II net assets acquired exceeded the fair value of the stock consideration issued, resulting in a bargain purchase gain that was recorded by Main Street in the period that the Exchange Offer was completed.

Value of the stock consideration issued for limited partner interests acquired	$19,934,296 (1)
Fair value of noncontrolling limited partner interests	3,396,005 (2)

Total stock consideration and noncontrolling interest value	23,330,301
Fair value of MSC II assets and liabilities:
Cash	2,489,920
Debt investments acquired at fair value	64,925,164
Equity investments acquired at fair value	14,930,614
Other assets	808,560
SBIC debt at fair value	(53,139,092)
Deferred tax liability assumed	(82,827)
Other liabilities	(1,519,608)

Total fair value of MSC II net assets	28,412,731

Bargain purchase gain	5,082,430
Transaction costs associated with the Exchange Offer	(191,848)

Bargain purchase gain, net of transaction costs	$4,890,582

(1)
The value of the shares of common stock exchanged for a majority of MSC II limited partner interests was based upon the closing price of Main Street's common stock at January 7, 2010, the closing date of the Exchange Offer.

(2)
The fair value of the noncontrolling limited partner interests is based on the noncontrolling interests' 11.95% share in the total fair value of MSC II net assets.

        Consummation of the Exchange Offer Transactions provides Main Street with access to additional long-term, low-cost leverage capacity through the SBIC program. The American Recovery and

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE I—EXCHANGE OFFER (Continued)

Reinvestment Act of 2009 enacted in February 2009 (the "Stimulus Bill") increased the maximum amount of combined SBIC leverage (or SBIC leverage cap) to $225 million for affiliated SBIC funds from the previous SBIC leverage cap of approximately $137 million. Since the increase in the SBIC leverage cap applies to affiliated SBIC funds, Main Street is required to allocate such increased borrowing capacity between MSMF and MSC II. Subsequent to the Exchange Offer, Main Street has access to an incremental $90 million in SBIC leverage capacity, subject to the required capitalization of each of the Funds, in addition to the $70 million of existing MSC II SBIC leverage and the $65 million of SBIC leverage at MSMF.

  Supplemental pro forma information

        The following represents actual operating results for the three months ended March 31, 2010 and pro forma operating results for the three months ended March 31, 2009. The pro forma operating results assume the Exchange Offer had been completed as of the beginning of the 2009 calendar year:

	Three Months Ended March 31,
	2010(1)	Pro Forma 2009(1)
	(Unaudited)
Total investment income	$7.1	$6.1

Net investment income	$3.2	$2.9

Net increase (decrease) in net assets resulting from operations	$9.1	$(2.6)

Net investment income per share—basic and diluted	$0.22	$0.22

Net increase (decrease) in net assets resulting from operations attributable to common stock per share—basic and diluted	$0.63	$(0.20)

(1)
Dollars in millions except per share amounts.

NOTE J—COMMON STOCK

        In January 2010, Main Street completed a public stock offering of 2,875,000 shares of common stock, including the underwriters' exercise of the over-allotment option, at a price to the public of $14.75 per share, resulting in total net proceeds of approximately $40.2 million, after deducting underwriters' commissions and offering costs.

        On November 13, 2008, Main Street announced that its Board of Directors authorized its officers, in their discretion and subject to compliance with the 1940 Act and other applicable laws, to purchase on the open market or in privately negotiated transactions, an amount up to $5 million of the outstanding shares of Main Street's common stock at prices per share not to exceed Main Street's last reported net asset value per share. The repurchase program terminated as of December 31, 2009. During January through March of 2009, Main Street purchased 164,544 shares in connection with the repurchase program at a weighted average cost of $9.82 per share.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE K—DIVIDEND REINVESTMENT PLAN ("DRIP")

        Main Street's DRIP provides for the reinvestment of dividends on behalf of its stockholders, unless a stockholder has elected to receive dividends in cash. As a result, if Main Street declares a cash dividend, the company's stockholders who have not "opted out" of the DRIP by the dividend record date will have their cash dividend automatically reinvested into additional shares of MSCC common stock. Main Street has the option to satisfy the share requirements of the DRIP through the issuance of shares of common stock or through open market purchases of common stock by the DRIP plan administrator. Newly issued shares will be valued based upon the final closing price of MSCC's common stock on the valuation date determined for each dividend by Main Street's Board of Directors. Shares purchased in the open market to satisfy the DRIP requirements will be valued based upon the average price of the applicable shares purchased by the DRIP plan administrator, before any associated brokerage or other costs. Main Street's DRIP is administered by its transfer agent on behalf of Main Street's record holders and participating brokerage firms. Brokerage firms and other financial intermediaries may decide not to participate in Main Street's DRIP but may provide a similar dividend reinvestment plan.

        For the three months ended March 31, 2010, $1.8 million of the total $5.1 million in dividends paid to stockholders represented DRIP participation. During this period, Main Street satisfied the DRIP participation requirements with the issuance of 125,600 newly issued shares. For the three months ended March 31, 2009, $1.4 million of the total $3.4 million in dividends paid to stockholders represented DRIP participation. Main Street satisfied the DRIP participation requirements with the purchase of 137,993 shares of common stock in the open market. The shares disclosed above relate only to Main Street's DRIP and exclude any activity related to broker-managed dividend reinvestment plans.

NOTE L—SHARE-BASED COMPENSATION

        Main Street accounts for its share-based compensation plans using the fair value method, as prescribed by ASC 718, Compensation—Stock Compensation. Accordingly, for restricted stock awards, Main Street measured the grant date fair value based upon the market price of its common stock on the date of the grant and will amortize this fair value to share-based compensation expense over the requisite service period or vesting term.

        On July 1, 2009, Main Street's Board of Directors approved the issuance of 99,312 shares of restricted stock to Main Street employees pursuant to the Main Street Capital Corporation 2008 Equity Incentive Plan. These shares will vest over a four-year period from the grant date and will be expensed over the four-year service period starting on the grant date. On July 1, 2008, Main Street's Board of Directors approved the issuance of 245,645 shares of restricted stock to Main Street employees pursuant to the Main Street Capital Corporation 2008 Equity Incentive Plan. These shares are vesting over a four-year period from the grant date and are being expensed over the four-year service period starting on the grant date.

        On July 1, 2009, a total of 8,512 shares of restricted stock was issued to Main Street's independent directors pursuant to the Main Street Capital Corporation 2008 Non-Employee Director Restricted Stock Plan. These shares will vest on the day immediately preceding Main Street's next annual meeting of stockholders in June 2010 and are being expensed over a one-year service period starting on the grant date. On July 1, 2008, a total of 20,000 shares of restricted stock was issued to Main Street's

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE L—SHARE-BASED COMPENSATION (Continued)

independent directors pursuant to the Main Street Capital Corporation 2008 Non-Employee Director Restricted Stock Plan. One-half of those shares vested immediately on the grant date, and the remaining half vested on the day immediately preceding the June 2009 annual meeting of stockholders. As a result, 50% of those shares were expensed during July 2008, and the remaining 50% were expensed over a one-year service period starting on the grant date and ending in June 2009.

        For the three months ended March 31, 2010 and 2009, Main Street recognized total share-based compensation expense of $301,458 and $195,726, respectively, related to the restricted stock issued to Main Street employees and Main Street's independent directors.

        As of March 31, 2010, there was $2,822,253 of total unrecognized compensation expense related to Main Street's non-vested restricted shares. This compensation expense is expected to be recognized over a weighted-average period of approximately 2.7 years.

NOTE M—COMMITMENTS

        At March 31, 2010, Main Street had two outstanding commitments to fund unused revolving loans for up to $1.5 million in total.

NOTE N—SUPPLEMENTAL CASH FLOW DISCLOSURES

        Listed below are the supplemental cash flow disclosures for the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31,
	2010	2009
Interest paid	$3,671,670	$1,622,108
Taxes paid	$78,499	$387,134
Non-cash financing activities:
Shares issued in connection with the MSC II Exchange Offer	$19,934,296	$—
Shares issued pursuant to the DRIP	$1,849,328	$—

NOTE O—RELATED PARTY TRANSACTIONS

        As discussed further in Note D to the accompanying consolidated financial statements, subsequent to the completion of the Formation Transactions, the Investment Manager is a wholly owned portfolio company of MSCC. At March 31, 2010 and December 31, 2009, the Investment Manager had a receivable of $229,482 and $217,422, respectively, with MSCC related to net cash expenses incurred by the Investment Manager required to support Main Street's business.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE P—SUBSEQUENT EVENTS

        Main Street recently completed three new core portfolio investments collectively totaling $26.5 million in invested capital. As part of the new core portfolio additions, Main Street closed (i) a $16.0 million investment consisting of a second lien, secured debt investment, a preferred equity investment, and a common equity investment in one of the largest and fastest growing independent providers of trench safety solutions for underground maintenance and construction activities in the United States, (ii) a $3.0 million investment consisting of a first lien, secured debt investment with equity warrant participation in a provider of information technologies to mid-stream and upstream energy companies, and (iii) a $7.5 million investment consisting of a first lien, secured debt investment in a leading venue-based media and marketing company that provides integrated "out-of-home" advertising solutions to its clients.

        In addition to the new core portfolio investments, Main Street has recently invested $2.9 million in one privately placed, interest-bearing portfolio debt security.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders' of
Main Street Capital Corporation

        We have audited the accompanying consolidated balance sheet of Main Street Capital Corporation (a Maryland corporation), and its consolidated subsidiaries, Main Street Mezzanine Management, LLC, Main Street Equity Interests, Inc. and Main Street Mezzanine Fund, LP, including the consolidated schedule of investments, as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in net assets and cash flows and the consolidated financial highlights (see Note H) for the three years then ended. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements and financial highlights referred to above present fairly, in all material respects, the consolidated financial position of Main Street Capital Corporation and subsidiaries as of December 31, 2009 and 2008 and the consolidated results of their operations, changes in net assets, cash flows and financial highlights for the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note B to the consolidated financial statements, the company changed its method of accounting for the fair value of its portfolio investments on January 1, 2008 due to the adoption of new accounting guidance related to fair value measurements.

        As discussed in Note B to the consolidated financial statements, the company adopted new accounting guidance on January 1, 2009 related to the inclusion of certain instruments granted in share-based payment transactions in the calculation of basic earnings per common share.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Main Street Capital Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2010, not separately included herein, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ GRANT THORNTON LLP

Houston, Texas
March 10, 2010

MAIN STREET CAPITAL CORPORATION

Consolidated Balance Sheets

	December 31, 2009	December 31, 2008
ASSETS
Investments at fair value:
Control investments (cost: $59,544,719 and $60,767,805 as of December 31, 2009 and 2008, respectively)	$66,400,667	$65,542,608
Affiliate investments (cost: $39,252,445 and $37,946,800 as of December 31, 2009 and 2008, respectively)	46,886,202	39,412,695
Non-Control/Non-Affiliate investments (cost: $13,492,373 and $6,245,405 as of December 31, 2009 and 2008, respectively)	12,598,354	5,375,886
Investment in affiliated Investment Manager (cost: $18,000,000 as of December 31, 2009 and 2008, respectively)	16,036,838	16,675,626

Total investments (cost: $130,289,537 and $122,960,010 as of December 31, 2009 and 2008, respectively)	141,922,061	127,006,815
Marketable securities and idle funds investments (cost: $17,243,407 and $4,218,704 as of December 31, 2009 and 2008, respectively)	18,070,887	4,389,795
Cash and cash equivalents	30,619,998	35,374,826
Deferred tax asset	2,716,400	1,121,681
Other assets	1,509,608	1,100,922
Deferred financing costs (net of accumulated amortization of $1,071,676 and $956,037 as of December 31, 2009 and 2008, respectively)	1,611,508	1,635,238

Total assets	$196,450,462	$170,629,277

LIABILITIES
SBIC debentures	$65,000,000	$55,000,000
Interest payable	1,069,148	1,108,193
Dividend payable	—	726,464
Accounts payable and other liabilities	721,183	1,438,564

Total liabilities	66,790,331	58,273,221
Commitments and contingencies
NET ASSETS
Common stock, $0.01 par value per share (150,000,000 shares authorized; 10,842,447 and 9,206,483 issued and outstanding as of December 31, 2009 and 2008, respectively)	108,425	92,065
Additional paid-in capital	123,534,156	104,467,740
Undistributed net realized income (loss)	(8,652,154)	3,658,495
Net unrealized appreciation from investments, net of income taxes	14,669,704	4,137,756

Total net assets	129,660,131	112,356,056

Total liabilities and net assets	$196,450,462	$170,629,277

NET ASSET VALUE PER SHARE	$11.96	$12.20

The accompanying notes are an integral part of these financial statements

MAIN STREET CAPITAL CORPORATION

Consolidated Statements of Operations

	Years Ended December 31,
	2009	2008	2007
INVESTMENT INCOME:
Interest, fee and dividend income:
Control investments	$8,022,687	$9,826,369	$5,201,382
Affiliate investments	4,581,295	4,842,442	5,390,655
Non-Control/Non-Affiliate investments	1,225,995	1,454,718	720,076

Total interest, fee and dividend income	13,829,977	16,123,529	11,312,113
Interest from marketable securities, idle funds and other	2,172,270	1,171,897	1,162,865

Total investment income	16,002,247	17,295,426	12,474,978
EXPENSES:
Interest	(3,790,702)	(3,777,919)	(3,245,839)
General and administrative	(1,351,451)	(1,684,084)	(512,253)
Expenses reimbursed to affiliated Investment Manager	(569,868)	(1,006,835)	—
Management fees to affiliate	—	—	(1,499,937)
Share-based compensation	(1,068,397)	(511,452)	—
Professional costs related to initial public offering	—	—	(695,250)

Total expenses	(6,780,418)	(6,980,290)	(5,953,279)

NET INVESTMENT INCOME	9,221,829	10,315,136	6,521,699
NET REALIZED GAIN (LOSS) FROM INVESTMENTS:
Control investments	(3,441,483)	188,214	1,802,713
Affiliate investments	(5,055,796)	1,209,280	3,160,034
Non-Control/Non-Affiliate investments	70,628	—	(270,538)
Marketable securities and idle funds investments	629,103	—	—

Total net realized gain (loss) from investments	(7,797,548)	1,397,494	4,692,209

NET REALIZED INCOME	1,424,281	11,712,630	11,213,908
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) FROM INVESTMENTS:
Core portfolio investments, marketable securities and idle funds investments	8,880,895	(3,011,718)	(5,031,493)
Investment in affiliated Investment Manager	(638,788)	(949,374)	(375,000)

Total net change in unrealized appreciation (depreciation) from investments	8,242,107	(3,961,092)	(5,406,493)

Income tax (provision) benefit	2,289,841	3,182,401	(3,262,539)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$11,956,229	$10,933,939	$2,544,876

NET INVESTMENT INCOME PER SHARE—BASIC AND DILUTED	$0.92	$1.13	$0.76

NET REALIZED INCOME PER SHARE—BASIC AND DILUTED	$0.14	$1.29	$1.31

DIVIDENDS PAID PER SHARE	$1.50	$1.43	$1.10

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS PER SHARE—BASIC AND DILUTED	$1.19	$1.20	$0.30

WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC AND DILUTED	10,042,639	9,095,904	8,587,701

The accompanying notes are an integral part of these financial statements

MAIN STREET CAPITAL CORPORATION

Consolidated Statements of Changes in Net Assets

							Net Unrealized Appreciation from Investments, Net of Income Taxes
			Common Stock
	Members' Equity (General Partner)
		Limited Partners' Capital	Number of Shares	Par Value	Additional Paid-In Capital	Undistributed Net Realized Income (Loss)		Total Net Assets
Balances at December 31, 2006	$181,770	$25,239,239	—	$—	$—	$4,266,043	$13,585,479	$43,272,531
Capital contributions	—	300,081	—	—	—	—	—	300,081
Distributions to partners	—	—	—	—	—	(6,500,000)	—	(6,500,000)
Formation Transactions	(181,770)	(25,539,320)	4,525,726	45,257	43,675,833	—	—	18,000,000
Initial Capitalization	—	—	1,000	10	990	—	—	1,000
Public offering of common stock	—	—	4,300,000	43,000	60,139,997	—	—	60,182,997
Costs related to offering	—	—	—	—	(1,642,573)	—		(1,642,573)
Dividends paid to stockholders	—	—	—	—	—	(2,912,820)	—	(2,912,820)
Dividend reinvestment	—	—	132,992	1,330	1,901,786	—	—	1,903,116
Net increase resulting from operations	—	—	—	—	—	11,213,908	(8,669,032)	2,544,876

Balances at December 31, 2007	—	—	8,959,718	89,597	104,076,033	6,067,131	4,916,447	115,149,208
Dividend reinvestment	—	—	15,820	158	213,571	—	—	213,729
Share repurchase program	—	—	(34,700)	(347)	(330,659)	—	—	(331,006)
Issuance of restricted stock, net of forfeitures	—	—	265,645	2,657	(2,657)	—	—	—
Share-based compensation	—	—	—	—	511,452	—	—	511,452
Dividends to stockholders	—	—	—	—	—	(14,121,266)	—	(14,121,266)
Net increase resulting from operations	—	—	—	—	—	11,712,630	(778,691)	10,933,939

Balances at December 31, 2008	—	—	9,206,483	92,065	104,467,740	3,658,495	4,137,756	112,356,056
Dividend reinvestment	—	—	271,906	2,719	3,690,001	—	—	3,692,720
Public offering of common stock, net of offering costs	—	—	1,437,500	14,375	16,176,533	—	—	16,190,908
Share repurchase program	—	—	(164,544)	(1,645)	(1,615,461)	—	—	(1,617,106)
Issuance of restricted stock, net of forfeitures	—	—	107,505	1,075	(1,075)	—	—	—
Share-based compensation	—	—	—	—	1,068,397	—	—	1,068,397
Purchase of vested stock for employee payroll tax withholding	—	—	(16,403)	(164)	(251,979)	—	—	(252,143)
Dividends to stockholders	—	—	—	—	—	(13,734,930)	—	(13,734,930)
Net increase resulting from operations	—	—	—	—	—	1,424,281	10,531,948	11,956,229

Balances at December 31, 2009	$—	$—	10,842,447	$108,425	$123,534,156	$(8,652,154)	$14,669,704	$129,660,131

The accompanying notes are an integral part of these financial statements

MAIN STREET CAPITAL CORPORATION

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net increase in net assets resulting from operations:	$11,956,229	$10,933,939	$2,544,876
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
Net change in unrealized (appreciation) depreciation from investments	(8,242,107)	3,961,092	5,406,493
Net realized (gain) loss from investments	7,797,548	(1,397,494)	(4,692,209)
Accretion of unearned income	(701,956)	(1,062,452)	(998,069)
Net payment-in-kind interest accrual	(655,762)	(216,505)	(260,806)
Share-based compensation expense	1,068,397	511,452	—
Amortization of deferred financing costs	414,545	426,084	186,106
Deferred taxes	(1,594,719)	(4,147,353)	3,025,672
Other	(578,404)	612,143	467,558
Changes in other assets and liabilities:
Other assets	(444,524)	418,166	(876,945)
Interest payable	(39,045)	45,521	207,731
Accounts payable and other liabilities	(935,595)	828,098	394,510

Net cash provided by operating activities	8,044,607	10,912,691	5,404,917
CASH FLOWS FROM INVESTING ACTIVITIES
Investments in portfolio companies	(24,741,598)	(47,698,567)	(29,479,023)
Investments in marketable securities and idle funds investments	(85,855,676)	(4,218,704)	(24,063,261)
Proceeds from marketable securities and idle funds investments	73,513,104	24,063,261	—
Principal payments received on loans and debt securities	11,121,773	16,300,750	9,614,338
Proceeds from sale of equity securities and related notes	—	8,029,339	5,934,420

Net cash provided by (used in) investing activities	(25,962,397)	(3,523,921)	(37,993,526)
CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase program	(1,617,106)	(331,006)	—
Proceeds from public offering of common stock, net of offering costs	16,190,908	—	60,183,997
Proceeds from capital contributions	—	—	300,081
Distributions to members and partners	—	—	(6,500,000)
Dividends paid to stockholders	(11,167,882)	(12,781,074)	(1,009,704)
Net change in DRIP deposit	400,000	(400,000)	—
Proceeds from issuance of SBIC debentures	10,000,000	—	9,900,000
Payment of initial public offering costs	—	—	(1,642,573)
Purchase of vested stock for employee payroll tax withholding	(252,143)	—	—
Payment of deferred loan costs and SBIC debenture fees	(390,815)	(391,188)	(522,587)

Net cash provided by (used in) financing activities	13,162,962	(13,903,268)	60,709,214

Net increase (decrease) in cash and cash equivalents	(4,754,828)	(6,514,498)	28,120,605
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	35,374,826	41,889,324	13,768,719

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$30,619,998	$35,374,826	$41,889,324

The accompanying notes are an integral part of these financial statements

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2009

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Control Investments(3)
Café Brazil, LLC	Casual Restaurant Group
12% Secured Debt (Maturity—April 20, 2011)		$2,500,000	$2,487,947	$2,500,000
Member Units(7) (Fully diluted 42.3%)			41,837	1,520,000

			2,529,784	4,020,000
CBT Nuggets, LLC	Produces and Sells
14% Secured Debt (Maturity—December 31, 2013)	IT Certification	1,680,000	1,656,400	1,680,000
10% Secured Debt (Maturity—March 31, 2012)	Training Videos	915,000	915,000	915,000
Member Units(7) (Fully diluted 24.5%)			299,520	1,500,000

			2,870,920	4,095,000
Ceres Management, LLC (Lambs)	Aftermarket Automotive
14% Secured Debt (Maturity—May 31, 2013)	Services Chain	2,400,000	2,377,388	2,377,388
Member Units (Fully diluted 42.0%)			1,200,000	920,000
Class B Member Units (Non-voting)			218,395	218,395

			3,795,783	3,515,783
Condit Exhibits, LLC	Tradeshow Exhibits/
13% current / 5% PIK Secured Debt (Maturity—July 1, 2013)	Custom Displays	2,651,514	2,622,107	2,622,107
Warrants (Fully diluted 28.1%)			300,000	30,000

			2,922,107	2,652,107
Gulf Manufacturing, LLC	Industrial Metal
Prime plus 1% Secured Debt (Maturity—August 31, 2012)	Fabrication	1,200,000	1,193,135	1,200,000
13% Secured Debt (Maturity—August 31, 2012)		1,000,000	937,602	998,095
Member Units(7) (Fully diluted 18.4%)			472,000	2,360,000
Warrants (Fully diluted 8.4%)			160,000	1,080,000

			2,762,737	5,638,095
Hawthorne Customs & Dispatch Services, LLC	Transportation/
Member Units(7) (Fully diluted 44.4%)	Logistics		412,500	840,000

Hydratec Holdings, LLC	Agricultural Services
12.5% Secured Debt (Maturity—October 31, 2012)		2,995,244	2,956,635	2,956,635
Prime plus 1% Secured Debt (Maturity—October 31, 2012)		350,000	338,667	338,667
Member Units (Fully diluted 85.1%)			4,100,000	6,620,000

			7,395,302	9,915,302
Jensen Jewelers of Idaho, LLC	Retail Jewelry
Prime Plus 2% Secured Debt (Maturity—November 14, 2011)		1,044,000	1,035,321	1,044,000
13% current / 6% PIK Secured Debt (Maturity—November 14, 2011)		1,067,437	1,055,154	1,067,437
Member Units(7) (Fully diluted 24.3%)			376,000	290,000

			2,466,475	2,401,437

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2009

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
NAPCO Precast, LLC	Precast Concrete
18% Secured Debt (Maturity—February 1, 2013)	Manufacturing	$5,923,077	$5,837,759	$5,923,077
Prime Plus 2% Secured Debt (Maturity—February 1, 2013)(8)		3,384,615	3,361,940	3,384,615
Member Units(7) (Fully diluted 35.3%)			2,020,000	5,220,000

			11,219,699	14,527,692
OMi Holdings, Inc.	Manufacturer of
12% Secured Debt (Maturity—April 1, 2013)	Overhead Cranes	6,342,000	6,298,395	6,298,395
Common Stock (Fully diluted 28.8%)			900,000	270,000

			7,198,395	6,568,395
Quest Design & Production, LLC	Design and Fabrication
Prime plus 2% Secured Debt (Maturity—June 30, 2014)	of Custom Display Systems	60,000	60,000	—
10% Secured Debt (Maturity—June 30, 2014)		600,000	465,060	200,000
0% Secured Debt (Maturity—June 30, 2014)		2,060,000	2,060,000	—
Warrants (Fully diluted 40.0%)			1,595,858	—
Warrants (Fully diluted 20.0%)			40,000	—

			4,220,918	200,000
Thermal & Mechanical Equipment, LLC	Heat Exchange / Filtration
13% current / 5% PIK Secured Debt (Maturity—September 25, 2014)	Products and Services	3,345,132	3,301,405	3,301,405
Prime plus 2% Secured Debt (Maturity—September 25, 2014)(8)		1,050,000	1,043,471	1,043,471
Warrants (Fully diluted 30.0%)			600,000	600,000

			4,944,876	4,944,876
Uvalco Supply, LLC	Farm and Ranch Supply
Member Units (Fully diluted 39.6%)(7)			1,113,243	1,390,000

Ziegler's NYPD, LLC	Casual Restaurant Group
Prime plus 2% Secured Debt (Maturity—October 1, 2013)(8)		600,000	595,252	595,252
13% current / 5% PIK Secured Debt (Maturity—October 1, 2013)		2,808,544	2,775,643	2,775,643
Warrants (Fully diluted 28.6%)			360,000	360,000

			3,730,895	3,730,895
Other			1,961,085	1,961,085

Subtotal Control Investments			59,544,719	66,400,667

Affiliate Investments(4)
Advantage Millwork Company, Inc.	Manufacturer/Distributor
12% Secured Debt (Maturity—February 5, 2012)	of Wood Doors	3,066,667	2,970,656	1,200,000
Warrants (Fully diluted 12.2%)			97,808	—

			3,068,464	1,200,000

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2009

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
American Sensor Technologies, Inc.	Manufacturer of
Prime plus 0.5% Secured Debt (Maturity—May 31, 2010)(8)	Commercial/Industrial Sensors	$3,800,000	$3,800,000	$3,800,000
Warrants (Fully diluted 19.6%)			49,990	820,000

			3,849,990	4,620,000
California Healthcare Medical Billing, Inc.	Healthcare Billing and
12% Secured Debt (Maturity—October 17, 2013)	Records Management	1,410,000	1,182,803	1,275,400
12% Current / 6% PIK Secured Debt (Maturity—October 17, 2013)		858,794	842,583	842,583
Common Stock (Fully diluted 6.0%)			390,000	1,180,000
Warrants (Fully diluted 12.0%)			240,000	1,280,000

			2,655,386	4,577,983
Compact Power Equipment Centers, LLC	Light to Medium Duty
12% Secured Debt (Maturity—September 23, 2014)	Equipment Rental	1,800,000	1,778,702	1,778,702
Member Units (Fully diluted 6.9%)			688	688

			1,779,390	1,779,390
Houston Plating & Coatings, LLC	Plating & Industrial
Prime plus 2% Secured Debt (Maturity—July 19, 2011)	Coating Services	100,000	100,000	100,000
Prime plus 2% Secured Debt (Maturity—July 18, 2013)		200,000	200,000	200,000
Member Units(7) (Fully diluted 11.1%)			335,000	3,565,000

			635,000	3,865,000
Indianapolis Aviation Partners, LLC	FBO / Aviation Support
12% Secured Debt (Maturity—September 15, 2014)	Services	2,700,000	2,444,759	2,444,759
Warrants (Fully diluted 9.1%)			450,000	450,000
Warrants (Fully diluted 9.0%)			227,571	227,571

			3,122,330	3,122,330
KBK Industries, LLC	Specialty Manufacturer
14% Secured Debt (Maturity—January 23, 2011)	of Oilfield and Industrial	3,937,500	3,853,825	3,853,825
8% Secured Debt (Maturity—March 1, 2010)	Products	93,750	93,750	93,750
8% Secured Debt (Maturity—March 31, 2010)		450,000	450,000	450,000
Member Units(7) (Fully diluted 14.5%)			187,500	460,000

			4,585,075	4,857,575
Laurus Healthcare, LP	Healthcare Facilities /
13% Secured Debt (Maturity—May 7, 2012)	Services	2,275,000	2,275,000	2,275,000
Warrants (Fully diluted 17.5%)			105,000	4,400,000

			2,380,000	6,675,000
National Trench Safety, LLC	Trench & Traffic
10% PIK Debt (Maturity—April 16, 2014)	Safety Equipment	447,203	447,203	447,203
Member Units (Fully diluted 11.7%)			1,792,308	700,000

			2,239,511	1,147,203

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2009

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Olympus Building Services, Inc.	Custodial/Facilities
12% Secured Debt (Maturity—March 27, 2014)	Services	$1,890,000	$1,726,931	$1,830,000
12% Current / 3% PIK Secured Debt (Maturity—March 27, 2014)		342,782	342,782	342,782
Warrants (Fully diluted 13.5%)			150,000	480,000

			2,219,713	2,652,782
Pulse Systems, LLC	Manufacturer of Components
Warrants (Fully diluted 7.4%)	for Medical Devices		132,856	340,000

Schneider Sales Management, LLC	Sales Consulting and
13% Secured Debt (Maturity—October 15, 2013)	Training	1,980,000	1,927,700	1,927,700
Warrants (Fully diluted 12.0%)			45,000	—

			1,972,700	1,927,700
Vision Interests, Inc.	Manufacturer/
13% Secured Debt (Maturity—June 5, 2012)	Installer of Commercial	3,760,000	3,622,160	3,220,000
Common Stock (Fully diluted 8.9%)	Signage		372,000	—
Warrants (Fully diluted 11.2%)			160,000	—

			4,154,160	3,220,000
Walden Smokey Point, Inc.	Specialty Transportation/
14% current / 4% PIK Secured Debt (Maturity—December 30, 2013)	Logistics	4,995,200	4,915,014	4,915,014
Common Stock (Fully diluted 7.6%)			600,000	1,240,000

			5,515,014	6,155,014
WorldCall, Inc.	Telecommunication/
13% Secured Debt (Maturity—April 22, 2011)	Information Services	646,225	646,225	646,225
Common Stock (Fully diluted 9.9%)			296,631	100,000

			942,856	746,225

Subtotal Affiliate Investments			39,252,445	46,886,202

Non-Control/Non-Affiliate Investments(5):
Audio Messaging Solutions, LLC	Audio Messaging Services
12% Secured Debt (Maturity—May 8, 2014)		3,376,800	3,144,392	3,144,392
Warrants (Fully diluted 5.0%)			215,040	380,000

			3,359,432	3,524,392
DrillingInfo, Inc.	Information Services for
12% Secured Debt (Maturity—November 19, 2014)	the Oil and Gas Industry	4,800,000	3,986,221	3,986,221
Warrants (Fully diluted 3.0%)			750,000	750,000

			4,736,221	4,736,221
East Teak Fine Hardwoods, Inc.	Hardwood Products
Common Stock (Fully diluted 3.3%)			178,780	560,000

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2009

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Hayden Acquisition, LLC	Manufacturer of
8% Secured Debt (Maturity—August 9, 2010)	Utility Structures	$1,800,000	$1,781,303	$300,000

Support Systems Homes, Inc.	Manages Substance
15% Secured Debt (Maturity—August 21, 2018)	Abuse Treatment Centers	226,461	226,461	226,461

Technical Innovations, LLC	Manufacturer of Specialty
13.5% Secured Debt (Maturity—January 16, 2015)	Cutting Tools and Punches	3,250,000	3,210,176	3,251,280

Subtotal Non-Control/Non-Affiliate Investments			13,492,373	12,598,354

Main Street Capital Partners, LLC (Investment
Manager)	Asset Management
100% of Membership Interests			18,000,000	16,036,838

Total Portfolio Investments, September 30, 2009			$130,289,537	$141,922,061

Marketable Securities and Idle Funds Investments	Investments in Secured and
Western Refining Inc. Secured Term Loan	Rated Debt Investments,
8.25% (Maturity—May 30, 2014)	Certificates of Deposit,	$1,773,878	$1,727,770	$1,727,770
Managed Healthcare Associates, Inc. Secured Term	and Diversified Bond
Loan 3.52% (Maturity—August 1, 2014)	Funds	2,000,000	1,463,202	1,670,000
Pharmanet Development Group, Inc. Secured Term Loan 10.0% (Maturity—May 29, 2014)		987,500	686,534	686,534
Apria Healthcare Group Inc. Senior Secured Notes 11.25% (Maturity—November 1, 2014)		7,200,000	7,335,318	7,956,000
Alon Refining Krotz Springs Inc. Senior Secured Notes 13.5% (Maturity—October 15, 2014)		2,400,000	2,911,128	2,911,128
Fairway Group Acquisition Senior Secured Notes 12.0% (Maturity—October 1, 2014)		3,000,000	2,280,805	2,280,805
Other Marketable Securities		339,000	838,650	838,650

			$17,243,407	$18,070,887

(1)
Debt investments are generally income producing. Equity and warrants are non-income producing, unless otherwise noted.

(2)
See Note C for summary geographic location of portfolio companies.

(3)
Controlled investments are defined by the Investment Company Act of 1940, as amended ("1940 Act") as investments in which more than 25% of the voting securities are owned or where the ability to nominate greater than 50% of the board representation is maintained.

(4)
Affiliate investments are defined by the 1940 Act as investments in which between 5% and 25% of the voting securities are owned.

(5)
Non-Control/Non-Affiliate investments are defined by the 1940 Act as investments that are neither Control Investments nor Affiliate Investments.

(6)
Principal is net of prepayments. Cost is net of prepayments and accumulated unearned income.

(7)
Income producing through payment of dividends or distributions.

(8)
Subject to contractual minimum interest rates.

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2008

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Control Investments(3)
Café Brazil, LLC	Casual Restaurant
12% Secured Debt (Maturity—April 20, 2011)	Group	$2,750,000	$2,728,113	$2,750,000
Member Units(7) (Fully diluted 42.3%)			41,837	1,000,000

			2,769,950	3,750,000
CBT Nuggets, LLC	Produces and Sells
14% Secured Debt (Maturity—June 1, 2011)	IT Certification	1,680,000	1,642,518	1,680,000
10% Secured Debt (Maturity—December 31, 2009)	Training Videos	150,000	150,000	150,000
Member Units(7) (Fully diluted 29.1%)			432,000	1,625,000
Warrants (Fully diluted 10.5%)			72,000	500,000

			2,296,518	3,955,000
Ceres Management, LLC (Lambs)	Aftermarket Automotive
14% Secured Debt (Maturity—May 31, 2013)	Services Chain	2,400,000	2,372,601	2,372,601
Member Units (Fully diluted 42.0%)			1,200,000	1,300,000

			3,572,601	3,672,601
Condit Exhibits, LLC	Tradeshow Exhibits/
13% current / 5% PIK Secured Debt (Maturity—July 1, 2013)	Custom Displays	2,308,073	2,273,194	2,273,194
Warrants (Fully diluted 28.1%)			300,000	300,000

			2,573,194	2,573,194
Gulf Manufacturing, LLC	Industrial Metal
Prime plus 1% Secured Debt (Maturity—August 31, 2012)	Fabrication	1,200,000	1,190,764	1,200,000
13% Secured Debt (Maturity—August 31, 2012)		1,900,000	1,747,777	1,880,000
Member Units (7) (Fully diluted 18.6%)			472,000	1,100,000
Warrants (Fully diluted 8.4%)			160,000	550,000

			3,570,541	4,730,000
Hawthorne Customs & Dispatch Services, LLC	Transportation/
13% Secured Debt (Maturity—January 31, 2011)	Logistics	1,200,000	1,171,988	1,171,988
Member Units (7) (Fully diluted 27.8%)			375,000	435,000
Warrants (Fully diluted 16.5%)			37,500	230,000

			1,584,488	1,836,988
Hydratec Holdings, LLC	Agricultural Services
12.5% Secured Debt (Maturity—October 31, 2012)		5,400,000	5,311,329	5,311,329
Prime plus 1% Secured Debt (Maturity—October 31, 2012)		1,595,244	1,579,911	1,579,911
Member Units (Fully diluted 60%)			1,800,000	2,050,000

			8,691,240	8,941,240
Jensen Jewelers of Idaho, LLC	Retail Jewelry
Prime Plus 2% Secured Debt (Maturity—November 14, 2011)		1,044,000	1,030,957	1,044,000
13% current / 6% PIK Secured Debt (Maturity—November 14, 2011)		1,004,591	986,980	1,004,591
Member Units (7) (Fully diluted 24.3%)			376,000	380,000

			2,393,937	2,428,591

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2008

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
NAPCO Precast, LLC	Precast Concrete
18% Secured Debt (Maturity—February 1, 2013)	Manufacturing	$6,461,538	$6,348,011	$6,461,538
Prime Plus 2% Secured Debt (Maturity—February 1, 2013)(8)		3,692,308	3,660,945	3,692,308
Member Units (7) (Fully diluted 36.1%)			2,000,000	5,100,000

			12,008,956	15,253,846
OMi Holdings, Inc.	Manufacturer of
12% Secured Debt (Maturity—April 1, 2013)	Overhead Cranes	6,660,000	6,603,400	6,603,400
Common Stock (Fully diluted 28.8%)			900,000	570,000

			7,503,400	7,173,400
Quest Design & Production, LLC	Design and Fabrication
10% Secured Debt (Maturity—June 30, 2013)	of Custom Display	600,000	465,060	600,000
0% Secured Debt (Maturity—June 30, 2013)	Systems	2,000,000	2,000,000	1,400,000
Warrants (Fully diluted 40.0%)			1,595,858	—
Warrants (Fully diluted 20.0%)			40,000	—

			4,100,918	2,000,000
Universal Scaffolding & Equipment, LLC	Manufacturer of Scaffolding
Prime plus 1% Secured Debt (Maturity—August 17, 2012)(8)	and Shoring Equipment	881,833	875,072	875,072
13% current / 5% PIK Secured Debt (Maturity—August 17, 2012)		3,362,698	3,311,508	3,160,000
Member Units (Fully diluted 18.4%)			992,063	—

			5,178,643	4,035,072
Uvalco Supply, LLC	Farm and Ranch Supply
Member Units (Fully diluted 39.6%)			905,743	1,575,000

Ziegler's NYPD, LLC	Restaurant
Prime plus 2% Secured Debt (Maturity—October 1, 2013)(8)		600,000	594,239	594,239
13% current / 5% PIK Secured Debt (Maturity—October 1, 2013)		2,704,262	2,663,437	2,663,437
Warrants (Fully diluted 28.6%)			360,000	360,000

			3,617,676	3,617,676

Subtotal Control Investments			60,767,805	65,542,608

Affiliate Investments(4)
Advantage Millwork Company, Inc.	Manufacturer/Distributor
12% Secured Debt (Maturity—February 5, 2012)	of Wood Doors	3,066,667	2,955,442	2,955,442
Warrants (Fully diluted 12.2%)			97,808	—

			3,053,250	2,955,442
American Sensor Technologies, Inc.	Manufacturer of
Prime plus 0.5% Secured Debt (Maturity—May 31, 2010)(8)	Commercial/Industrial Sensors	3,800,000	3,800,000	3,800,000
Warrants (Fully diluted 20.0%)			50,000	250,000

			3,850,000	4,050,000

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2008

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Carlton Global Resources, LLC	Processor of
13% PIK Secured Debt (Maturity—November 15, 2011)	Industrial Minerals	$4,791,944	$4,655,836	$—
Member Units (Fully diluted 8.5%)			400,000	—

			5,055,836	—
California Healthcare Medical Billing, Inc.	Healthcare Services
12% Secured Debt (Maturity—October 17, 2013)		1,410,000	1,141,706	1,141,706
Common Stock (Fully diluted 6%)			390,000	390,000
Warrants (Fully diluted 12%)			240,000	240,000

			1,771,706	1,771,706
Houston Plating & Coatings, LLC	Plating & Industrial
Prime plus 2% Secured Debt (Maturity—July 18, 2013)	Coating Services	300,000	300,000	300,000
Member Units(7) (Fully diluted 11.1%)			210,000	2,750,000

			510,000	3,050,000
KBK Industries, LLC	Specialty Manufacturer of
14% Secured Debt (Maturity—January 23, 2011)	Oilfield and Industrial	3,937,500	3,787,758	3,937,500
8% Secured Debt (Maturity—March 1, 2010)	Products	468,750	468,750	468,750
8% Secured Debt (Maturity—March 31, 2009)		450,000	450,000	450,000
Member Units(7) (Fully diluted 14.5%)			187,500	775,000

			4,894,008	5,631,250
Laurus Healthcare, LP	Healthcare Facilities
13% Secured Debt (Maturity—May 7, 2009)		2,275,000	2,259,664	2,275,000
Warrants (Fully diluted 17.5%)			105,000	2,500,000

			2,364,664	4,775,000
National Trench Safety, LLC	Trench & Traffic
10% PIK Debt (Maturity—April 16, 2014)	Safety Equipment	404,256	404,256	404,256
Member Units (Fully diluted 11.7%)			1,792,308	1,792,308

			2,196,564	2,196,564
Pulse Systems, LLC	Manufacturer of
14% Secured Debt (Maturity—June 1, 2009)	Components for	1,831,274	1,819,464	1,831,274
Warrants (Fully diluted 7.4%)	Medical Devices		132,856	450,000

			1,952,320	2,281,274
Schneider Sales Management, LLC	Sales Consulting and
13% Secured Debt (Maturity—October 15, 2013)	Training	1,980,000	1,909,972	1,909,972
Warrants (Fully diluted 12.0%)			45,000	45,000

			1,954,972	1,954,972
Vision Interests, Inc.	Manufacturer/
13% Secured Debt (Maturity—June 5, 2012)	Installer of Commercial	3,760,000	3,579,117	3,579,117
Common Stock (Fully diluted 8.9%)	Signage		372,000	420,000
Warrants (Fully diluted 11.2%)			160,000	420,000

			4,111,117	4,419,117

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2008

Portfolio Company/Type of Investment(1)(2)	Industry	Principal(6)	Cost(6)	Fair Value
Affiliate Investments(4)
Walden Smokey Point, Inc.	Specialty Transportation/
14% current / 4% PIK Secured Debt (Maturity—December 30, 2013)	Logistics	$4,800,533	$4,704,533	$4,704,533
Common Stock (Fully diluted 7.6%)			600,000	600,000

			5,304,533	5,304,533
WorldCall, Inc.	Telecommunication/
13% Secured Debt (Maturity—October 22, 2009)	Information Services	646,225	631,199	640,000
Common Stock (Fully diluted 9.9%)			296,631	382,837

			927,830	1,022,837

Subtotal Affiliate Investments			37,946,800	39,412,695

Non-Control/Non-Affiliate Investments(5):
East Teak Fine Hardwoods, Inc.	Hardwood Products
Common Stock (Fully diluted 3.3%)			130,000	490,000

Hayden Acquisition, LLC	Manufacturer of
8% Secured Debt (Maturity—March 9, 2009)	Utility Structures	1,800,000	1,781,303	500,000

Support Systems Homes, Inc.	Manages Substance
15% Secured Debt (Maturity—August 21, 2018)	Abuse Treatment Centers	226,589	226,589	226,589

Technical Innovations, LLC	Manufacturer of Specialty
7% Secured Debt (Maturity—August 31, 2009)	Cutting Tools and Punches	416,364	409,297	409,297
13.5% Secured Debt (Maturity—January 16, 2015)		3,750,000	3,698,216	3,750,000

			4,107,513	4,159,297

Subtotal Non-Control/Non-Affiliate Investments			6,245,405	5,375,886

Main Street Capital Partners, LLC (Investment
Manager)	Asset Management
100% of Membership Interests			18,000,000	16,675,626

Total Portfolio Investments, December 31, 2008			$122,960,010	$127,006,815

Idle Funds Investments	Investments in High-Quality
8.3% General Electric Capital Corporate Bond	Debt Investments and
(Maturity—September 20, 2009)	Diversified Bond Funds	1,218,704	1,218,704	1,218,704
4.50% National City Bank Bond (Maturity—March 15, 2010)		1,000,000	1,000,000	1,000,000
Vanguard High-Yield Corp Fund Admiral Shares		1,000,000	1,000,000	1,086,514
Vanguard Long-Term Investment-Grade Fund Admiral Shares		1,000,000	1,000,000	1,084,577

			$4,218,704	$4,389,795

(1)
Debt investments are generally income producing. Equity and warrants are non-income producing, unless otherwise noted.

(2)
See Note C for summary geographic location of portfolio companies.

(3)
Controlled investments are defined by the Investment Company Act of 1940, as amended ("1940 Act") as investments in which more than 25% of the voting securities are owned or where the ability to nominate greater than 50% of the board representation is maintained.

MAIN STREET CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

December 31, 2008

(4)
Affiliate investments are defined by the 1940 Act as investments in which between 5% and 25% of the voting securities are owned.

(5)
Non-Control/Non-Affiliate investments are defined by the 1940 Act as investments that are neither Control Investments nor Affiliate Investments.

(6)
Principal is net of prepayments. Cost is net of prepayments and accumulated unearned income.

(7)
Income producing through payment of dividends or distributions.

(8)
Subject to contractual minimum rates.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—ORGANIZATION AND BASIS OF PRESENTATION

1.    Organization

        Main Street Capital Corporation ("MSCC") was formed on March 9, 2007 for the purpose of (i) acquiring 100% of the equity interests of Main Street Mezzanine Fund, LP ("MSMF") and its general partner, Main Street Mezzanine Management, LLC ("MSMF GP"), (ii) acquiring 100% of the equity interests of Main Street Capital Partners, LLC (the "Investment Manager"), (iii) raising capital in an initial public offering, which was completed in October 2007 (the "IPO"), and (iv) thereafter operating as an internally managed business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"). MSMF is licensed as a Small Business Investment Company ("SBIC") by the United States Small Business Administration ("SBA") and the Investment Manager acts as MSMF's manager and investment adviser. Because the Investment Manager, which employs all of the executive officers and other employees of MSCC, is wholly owned by MSCC, MSCC does not pay any external investment advisory fees but instead incurs the net operating costs associated with employing investment and portfolio management professionals through the Investment Manager. The transactions discussed above were consummated in October 2007 and are collectively termed the "Formation Transactions." Immediately following the Formation Transactions, Main Street Equity Interests, Inc. ("MSEI") was formed as a wholly owned consolidated subsidiary of MSCC. MSEI has elected for tax purposes to be treated as a taxable entity and is taxed at normal corporate tax rates based on its taxable income.

        On January 7, 2010, MSCC consummated transactions (the "Exchange Offer") to exchange 1,239,695 shares of its common stock for approximately 88% of the total dollar value of the limited partner interests in Main Street Capital II, LP ("MSC II" and, together with MSMF, the "Funds"). Pursuant to the terms of the Exchange Offer, 100% of the membership interests in the general partner of MSC II, Main Street Capital II GP, LLC ("MSC II GP"), were also transferred to MSCC for no consideration. MSC II commenced operations in January 2006, is an investment fund that operates as an SBIC and is also managed by the Investment Manager. The Exchange Offer and related transactions, including the transfer of the MSC II GP interests, are collectively termed the "Exchange Offer Transactions."

        Unless otherwise noted or the context otherwise indicates, the terms "we," "us," "our" and "Main Street" refer to MSCC and its subsidiaries, including MSMF and MSMF GP, prior to the Exchange Offer Transactions and MSCC and its subsidiaries, including MSMF, MSMF GP, MSC II and MSC II GP, subsequent to the Exchange Offer.

2.    Basis of Presentation

        Main Street's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). For the years ended December 31, 2009 and 2008, the consolidated financial statements of Main Street include the accounts of MSCC, MSMF, MSEI, and MSMF GP. The Investment Manager is accounted for as a portfolio investment (see Note D). "Marketable securities and idle funds investments" are classified as financial instruments and are reported separately on Main Street's Consolidated Balance Sheets and Consolidated Schedule of Investments due to the nature of such investments (See Note B.9). To allow for more relevant disclosure of Main Street's "core" investment portfolio, "core" portfolio investments, as used herein, refers to all of Main Street's portfolio investments excluding the Investment Manager and all "Marketable securities and idle funds investments." Main Street's results of operations and cash flows

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE A—ORGANIZATION AND BASIS OF PRESENTATION (Continued)

for the years ended December 31, 2009, 2008, and 2007, and financial position as of December 31, 2009 and 2008, are presented on a consolidated basis. The effects of all intercompany transactions between Main Street and its subsidiaries have been eliminated in consolidation. Certain reclassifications have been made to prior period balances to conform with the current financial statement presentation, including the reclassification of MSCC shares of common stock repurchased under Main Street's share repurchase plan, which were formerly classified as treasury stock and are now reflected as a reduction of common stock and additional paid in capital in accordance with Maryland law.

        Under the investment company rules and regulations pursuant to Article 6 of Regulation S-X and the Audit and Accounting Guide for Investment Companies issued by the American Institute of Certified Public Accountants (the "AICPA Guide"), Main Street is precluded from consolidating portfolio company investments, including those in which it has a controlling interest, unless the portfolio company is another investment company. An exception to this general principle in the AICPA Guide occurs if Main Street owns a controlled operating company that provides all or substantially all of its services directly to Main Street or to an investment company of Main Street. None of the investments made by Main Street qualify for this exception. Therefore, Main Street's portfolio investments are carried on the balance sheet at fair value, as discussed further in Note B, with any adjustments to fair value recognized as "Net Change in Unrealized Appreciation (Depreciation) from Investments" on the Statement of Operations until the investment is disposed of, resulting in any gain or loss on exit being recognized as a "Net Realized Gain (Loss) from Investments."

  Portfolio Investment Classification

        Main Street classifies its portfolio investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, "Control Investments" are defined as investments in which Main Street owns more than 25% of the voting securities or has rights to maintain greater than 50% of the board representation. Under the 1940 Act, "Affiliate Investments" are defined as investments in which Main Street owns between 5% and 25% of the voting securities. Under the 1940 Act, "Non-Control/Non-Affiliate Investments" are defined as investments that are neither Control investments nor Affiliate investments. The "Investment in affiliated Investment Manager" represents Main Street's investment in a wholly owned investment manager subsidiary that is accounted for as a portfolio investment.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Valuation of Portfolio Investments

        Main Street accounts for its core portfolio investments and the Investment Manager at fair value. As a result, Main Street adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification" or "ASC") 820, Fair Value Measurements and Disclosures, in the first quarter of 2008. ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 requires Main Street to assume that the portfolio investment is to be sold in the principal market to independent market participants, or in the absence of a principal market, in the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. With

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the adoption of this statement, Main Street incorporated the income approach to estimate the fair value of its core portfolio debt investments principally using a yield-to-maturity model. Prior to the adoption of ASC 820, Main Street reported unearned income as a single line item on the consolidated balance sheets and consolidated schedule of investments. Unearned income is no longer reported as a separate line item and is now part of the investment portfolio cost and fair value on the consolidated balance sheets and the consolidated schedule of investments. This change in presentation had no impact on the overall net cost or fair value of Main Street's investment portfolio and had no impact on Main Street's financial position or results of operations.

        Main Street's core business plan calls for it to invest primarily in illiquid securities issued by private companies. These core investments may be subject to restrictions on resale and will generally have no established trading market. As a result, Main Street determines in good faith the fair value of its portfolio investments pursuant to a valuation policy in accordance with ASC 820 and a valuation process approved by its Board of Directors and in accordance with the 1940 Act. Main Street reviews external events, including private mergers, sales and acquisitions involving comparable companies, and includes these events in the valuation process. Main Street's valuation policy and process are intended to provide a consistent basis for determining the fair value of the portfolio.

        For valuation purposes, control investments are composed of equity and debt securities for which Main Street has a controlling interest in the portfolio company or has the ability to nominate a majority of the portfolio company's board of directors. Market quotations are generally not readily available for Main Street's control investments. As a result, Main Street determines the fair value of control investments using a combination of market and income approaches. Under the market approach, Main Street will typically use the enterprise value methodology to determine the fair value of these investments. The enterprise value is the fair value at which an enterprise could be sold in a transaction between two willing parties, other than through a forced or liquidation sale. Typically, private companies are bought and sold based on multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues, or in limited cases, book value. There is no single methodology for estimating enterprise value. For any one portfolio company, enterprise value is generally described as a range of values from which a single estimate of enterprise value is derived. In estimating the enterprise value of a portfolio company, Main Street analyzes various factors, including the portfolio company's historical and projected financial results. Main Street allocates the enterprise value to investments in order of the legal priority of the investments. Main Street will also use the income approach to determine the fair value of these securities, based on projections of the discounted future free cash flows that the portfolio company or the debt security will likely generate. The valuation approaches for Main Street's control investments estimate the value of the investment if it were to sell, or exit, the investment, assuming the highest and best use of the investment by market participants. In addition, these valuation approaches consider the value associated with Main Street's ability to control the capital structure of the portfolio company, as well as the timing of a potential exit.

        For valuation purposes, non-control investments are composed of debt and equity securities for which Main Street does not have a controlling interest in the portfolio company, or the ability to nominate a majority of the portfolio company's board of directors. Market quotations for Main Street's non-control investments are generally not readily available. For Main Street's non-control investments, Main Street uses a combination of market and income approaches to value its equity investments and the income approach to value its debt instruments. For non-control debt investments, Main Street

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

determines the fair value primarily using a yield approach that analyzes the discounted cash flows of interest and principal for the debt security, as set forth in the associated loan agreements, as well as the financial position and credit risk of each of these portfolio investments. Main Street's estimate of the expected repayment date of a debt security is generally the legal maturity date of the instrument, as Main Street generally intends to hold its loans to maturity. The yield analysis considers changes in leverage levels, credit quality, portfolio company performance and other factors. Main Street will use the value determined by the yield analysis as the fair value for that security; however, because of Main Street's general intent to hold its loans to maturity, the fair value will not exceed the face amount of the debt security. A change in the assumptions that Main Street uses to estimate the fair value of its debt securities using the yield analysis could have a material impact on the determination of fair value. If there is deterioration in credit quality or a debt security is in workout status, Main Street may consider other factors in determining the fair value of a debt security, including the value attributable to the debt security from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis.

        Due to the inherent uncertainty in the valuation process, Main Street's estimate of fair value may differ materially from the values that would have been used had a ready market for the securities existed. In addition, changes in the market environment, portfolio company performance and other events that may occur over the lives of the investments may cause the gains or losses ultimately realized on these investments to be materially different than the valuations currently assigned. Main Street determines the fair value of each individual investment and records changes in fair value as unrealized appreciation or depreciation.

        Main Street uses a standard internal investment rating system in connection with its investment oversight, portfolio management/analysis and investment valuation procedures. This system takes into account both quantitative and qualitative factors of the portfolio company and the investments held.

        Pursuant to its internal valuation process, Main Street performs valuation procedures on each portfolio company once a quarter. In addition to its internal valuation process, in arriving at estimates of fair value for portfolio companies, Main Street, among other things, consults with a nationally recognized independent advisor. The nationally recognized independent advisor is generally consulted relative to each portfolio investment at least once in every calendar year, and for new portfolio companies, at least once in the twelve-month period subsequent to the initial investment. In certain instances, Main Street may determine that it is not cost-effective, and as a result is not in its stockholders' best interest, to consult with the nationally recognized independent advisor on one or more portfolio companies. Such instances include, but are not limited to, situations where the fair value of Main Street's investment in a portfolio company is determined to be insignificant relative to the total investment portfolio. Main Street consulted with its independent advisor in arriving at Main Street's determination of fair value on a total of 26 portfolio companies for the year ended December 31, 2009, representing approximately 82% of the total portfolio investments at fair value as of December 31, 2009. Main Street consulted with its advisor relative to Main Street's determination of fair value on 4, 9, 6, and 7 portfolio investments for the quarters ended March 31, June 30, September 30 2009, and December 31, 2009 respectively. The Board of Directors of Main Street has the final responsibility for reviewing and approving, in good faith, Main Street's estimate of the fair value for the investments consistent with the 1940 Act requirements.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Main Street believes its investments as of December 31, 2009 and 2008 approximate fair value as of those dates based on the market in which Main Street operates and other conditions in existence at those reporting periods.

2.    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from these estimates under different conditions or assumptions. Additionally, as explained above, the financial statements include portfolio investments whose values have been estimated by Main Street with the oversight, review and approval by Main Street's Board of Directors in the absence of readily ascertainable market values. Because of the inherent uncertainty of the portfolio investment valuations, those estimated values may differ significantly from the values that would have been used had a readily available market for the investments existed, and it is reasonably possible that the differences could be material.

3.    Cash and Cash Equivalents

        Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less at the date of purchase. Cash and cash equivalents are carried at cost, which approximates fair value.

4.    Marketable Securities and Idle Funds Investments

        Marketable securities and idle funds investments include investments in certificates of deposit, U.S. government agency securities, intermediate-term secured debt, independently rated debt investments, and diversified bond funds. See the "Consolidated Schedule of Investments" for more information on marketable securities and idle funds investments.

5.    Interest and Dividend Income

        Interest and dividend income is recorded on the accrual basis to the extent amounts are expected to be collected. Dividend income is recorded as dividends are declared or at the point an obligation exists for the portfolio company to make a distribution. In accordance with Main Street's valuation policy, accrued interest and dividend income is evaluated periodically for collectability. When a loan or debt security becomes 90 days or more past due, and if Main Street otherwise does not expect the debtor to be able to service all of its debt or other obligations, Main Street will generally place the loan or debt security on non-accrual status and cease recognizing interest income on that loan or debt security until the borrower has demonstrated the ability and intent to pay contractual amounts due. If a loan or debt security's status significantly improves regarding ability to service the debt or other obligations, or if a loan or debt security is fully impaired or written off, it will be removed from non-accrual status.

        While not significant to its total core portfolio, Main Street holds debt instruments in its core investment portfolio that contain payment-in-kind ("PIK") interest provisions. The PIK interest, computed at the contractual rate specified in each debt agreement, is added to the principal balance of

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the debt and is recorded as interest income. Thus, the actual collection of this interest may be deferred until the time of debt principal repayment. To maintain regulated investment company ("RIC") tax treatment (as discussed below), this non-cash source of income will need to be paid out to stockholders in the form of distributions, even though Main Street may not have collected the PIK interest in cash.

        As of December 31, 2009, Main Street had three investments on non-accrual status, which comprised approximately 1.4% of the core investment portfolio at fair value. At December 31, 2008, Main Street had one investment on non-accrual status, which comprised approximately 0.5% of the core investment portfolio at fair value.

6.    Deferred Financing Costs

        Deferred financing costs include SBIC debenture commitment fees and SBIC debenture leverage fees which have been capitalized and which are amortized into interest expense over the term of the debenture agreement (10 years).

        Deferred financing costs also include costs related to a two-year term treasury line of credit and a three-year term investment credit facility. These costs have been capitalized and are amortized into interest expense over their respective terms. The treasury line of credit was voluntarily terminated in 2009, and the remaining unamortized costs associated with the treasury line of credit were expensed in 2009.

7.    Fee Income—Structuring and Advisory Services

        Main Street may periodically provide services, including structuring and advisory services, to its portfolio companies. For services that are separately identifiable and evidence exists to substantiate fair value, income is recognized as earned, which is generally when the investment or other applicable transaction closes. Fees received in connection with debt financing transactions for services that do not meet these criteria are treated as debt origination fees and are accreted into interest income over the life of the financing.

8.    Unearned Income—Debt Origination Fees and Original Issue Discount

        Main Street capitalizes upfront debt origination fees received in connection with financings and reflects such fees as unearned income netted against investments. Main Street will also capitalize and offset direct loan origination costs against the origination fees received. The unearned income from the fees, net of direct debt origination costs, is accreted into interest income based on the effective interest method over the life of the financing.

        In connection with its core portfolio debt investments, Main Street sometimes receives nominal cost warrants ("nominal cost equity") that are valued as part of the negotiation process with the particular portfolio company. When Main Street receives nominal cost equity, Main Street allocates its cost basis in its investment between its debt securities and its nominal cost equity at the time of origination. Any resulting discount from recording the debt is reflected as unearned income, which is netted against the debt investment, and accreted into interest income based on the effective interest method over the life of the debt.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

9.    Share-Based Compensation

        Main Street accounts for its share-based compensation plans using the fair value method, as prescribed by ASC 718, Compensation—Stock Compensation. Accordingly, for restricted stock awards, Main Street measures the grant date fair value based upon the market price of its common stock on the date of the grant and amortizes that fair value as share-based compensation expense over the requisite service period or vesting term.

10.    Income Taxes

        MSCC has elected and intends to qualify for the tax treatment applicable to a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and, among other things, intends to make the required distributions to its stockholders as specified therein. In order to qualify as a RIC, MSCC is required to timely distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code, each year. Depending on the level of taxable income earned in a tax year, MSCC may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income.

        MSCC's wholly owned subsidiary, MSEI, is a taxable entity which holds certain core portfolio investments of Main Street. MSEI is consolidated for U.S. GAAP reporting purposes, and the core portfolio investments held by MSEI are included in Main Street's consolidated financial statements. The principal purpose of MSEI is to permit Main Street to hold equity investments in portfolio companies which are "pass through" entities for tax purposes in order to comply with the "source income" requirements contained in the RIC tax provisions. MSEI is not consolidated with Main Street for income tax purposes and may generate income tax expense as a result of its ownership of certain core portfolio investments. This income tax expense, or benefit, is reflected in Main Street's Consolidated Statement of Operations.

        MSEI uses the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the temporary differences are expected to reverse. A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

        Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses. Taxable income generally excludes net unrealized appreciation or depreciation, as investment gains or losses are not included in taxable income until they are realized.

11.    Net Realized Gains or Losses from Investments and Net Change in Unrealized Appreciation or Depreciation from Investments

        Realized gains or losses are measured by the difference between the net proceeds from the sale or redemption of an investment and the cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, and includes investments written-off during the

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

period net of recoveries. Net change in unrealized appreciation or depreciation from investments reflects the net change in the valuation of the investment portfolio and financial instruments pursuant to Main Street's valuation guidelines and the reclassification of any prior period unrealized appreciation or depreciation on exited investments.

12.    Concentration of Credit Risks

        Main Street places its cash in financial institutions, and, at times, such balances may be in excess of the federally insured limit.

13.    Fair Value of Financial Instruments

        Fair value estimates are made at discrete points in time based on relevant information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Main Street believes that the carrying amounts of its financial instruments, consisting of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate the fair values of such items. Marketable securities and idle funds investments include investments in certificates of deposit, U.S. government agency securities, intermediate-term secured debt, independently rated debt investments, and diversified bond funds. The fair value determination for these investments under the provisions of ASC 820 primarily consists of Level 2 observable inputs. The SBIC debentures remain a strategic advantage due to their flexible structure, long-term duration, and low fixed interest rates. As of December 31, 2009, had Main Street adopted the fair value option under ASC 825, Financial Instruments, relating to accounting for debt obligations at their fair value, Main Street estimates the fair value of its SBIC debentures would be approximately $52.0 million, or $13.0 million less than the face value of the SBIC debentures.

14.    Initial Public Offering Costs

        For the year ended December 31, 2007, Main Street incurred total costs of $2,337,823 associated with the initial public offering of Main Street. These costs principally related to accounting, legal and other professional fees associated with the company's initial public offering which was completed in October 2007.

        Of the $2,337,823 in total costs incurred related to initial public offering, $695,250 of such costs were professional fees related to the IPO which were deducted in determining the Net Investment Income and Net Increase in Net Assets Resulting from Operations for the year ended December 31, 2007. The remaining $1,642,573 in offering costs incurred has been reflected as a reduction to "Additional Paid In Capital."

15.    Earnings per Share

        Basic and diluted per share calculations are computed utilizing the weighted average number of shares of common stock outstanding for the period. The weighted average number of shares of common stock outstanding for 2007 was calculated as if the Formation Transactions and the IPO had occurred on January 1, 2007, consistent with the guidance on exchanges of shares between entities under common control contained in ASC 805, Business Combinations ("ASC 805"). This approach resulted in more relevant and meaningful per share computations.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        As discussed further in "Recently Issued Accounting Standards," Main Street adopted the amended guidance in ASC 260, Earnings Per Share. Based on the guidance, Main Street determined that unvested shares of restricted stock are participating securities and should therefore be included in the basic earnings per share calculation. As a result, for all periods presented, there is no difference between diluted earnings per share and basic earnings per share amounts.

16.    Recently Issued Accounting Standards

        In December 2007, the FASB issued ASC 805, Business Combinations. Under ASC 805, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions, replacing the previous cost-allocation process. ASC 805 also includes a substantial number of new disclosure requirements. ASC 805 is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. Main Street adopted ASC 805 on January 1, 2009. Main Street is accounting for the Exchange Offer under ASC 805 with the impact on the financial statements discussed in Note R.

        In June 2008, the FASB amended ASC 260, Earnings Per Share with ASC 260-10-45-61A which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share ("EPS"). ASC 260-10-45-61A is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented is required to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the amended provisions of ASC 260. Early application was not permitted. On July 1, 2008 and 2009, Main Street's Board of Directors approved the issuance of shares of restricted stock to Main Street employees and independent directors as discussed further in Note M. Main Street determined that these shares of restricted stock are participating securities prior to vesting. For the years ended December 31, 2009 and 2008, 291,739 and 255,645 shares, respectively, of non-vested restricted stock have been included in Main Street's basic and diluted EPS computations. Earnings per share and the weighted average share amount for 2008 has been revised to apply this standard retrospectively.

        In October 2008, the FASB amended ASC 820 with ASC 820-10-35-15A, Financial Assets in a Market That Is Not Active, to provide an illustrative example of how to determine the fair value of a financial asset in an inactive market. ASC 820-10-35-15A does not change the fair value measurement principles previously set forth. Since adopting ASC 820 in January 2008, Main Street's practices for determining the fair value of its investment portfolio and financial instruments have been, and continue to be, consistent with the guidance provided in ASC 820-10-35-15A. Therefore, Main Street's adoption of the update did not affect its practices for determining the fair value of its investment portfolio and financial instruments, and its adoption did not have a material effect on its financial position or results of operations.

        In April 2009, the FASB amended ASC 820 and ASC 825 with ASC 820-10-35, Subsequent Measurement, and ASC 825-10-65, Transition and Open Effective Date Information. Both amendments are effective for reporting periods ending on or after June 15, 2009. Since adopting ASC 820 and ASC 825 in January 2008, Main Street's practices for determining fair value and for disclosures about the fair value of its investment portfolio and financial instruments have been, and continue to be,

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

consistent with the guidance provided in the amended pronouncements. Therefore, Main Street's adoption of these updates did not affect its practices for determining the fair value of its investment portfolio and financial instruments, and its adoption did not have a material effect on its financial position or results of operations.

        In May 2009, the FASB amended ASC 855, Subsequent Events with ASC 855-10-50, Disclosure, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10-50 is effective for interim periods or fiscal years ending after June 15, 2009. Main Street's adoption of ASC 855-10-50 did not have a material effect on its financial position or results of operations.

        In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles, which became the single official source of authoritative, nongovernmental U.S. GAAP, other than rules and interpretive releases issued by the Securities and Exchange Commission. The Codification reorganized the literature and changed the naming mechanism by which topics are referenced. ASC 105 was effective for Main Street during its interim period ended September 30, 2009. As required, references to pre-codification accounting literature have been changed throughout this prospectus to appropriately reference the Codification. The Company's accounting policies and amounts presented in the financial statements were not impacted by this change.

NOTE C—FAIR VALUE HIERARCHY FOR PORTFOLIO AND IDLE FUNDS INVESTMENTS

        In connection with valuing portfolio investments, marketable securities and idle funds investments, Main Street adopted the provisions of ASC 820 in the first quarter of 2008. ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. Main Street accounts for these investments at fair value.

Fair Value Hierarchy

        In accordance with ASC 820, Main Street has categorized its portfolio investments, marketable securities and idle funds investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical investments (Level 1) and the lowest priority to unobservable inputs (Level 3).

        Portfolio investments, marketable securities and idle funds investments, recorded on Main Street's balance sheet are categorized based on the inputs to the valuation techniques as follows:

          Level 1—Investments whose values are based on unadjusted quoted prices for identical assets in an active market that Main Street has the ability to access (examples include investments in active exchange-traded equity securities and investments in most U.S. government and agency securities).

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE C—FAIR VALUE HIERARCHY FOR PORTFOLIO AND IDLE FUNDS INVESTMENTS (Continued)

          Level 2—Investments whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investment. Level 2 inputs include the following:

    •
    Quoted prices for similar assets in active markets (for example, investments in restricted stock);

    •
    Quoted prices for identical or similar assets in non-active markets (for example, investments in thinly traded public companies);

    •
    Pricing models whose inputs are observable for substantially the full term of the investment (for example, market interest rate indices); and

    •
    Pricing models whose inputs are derived principally from, or corroborated by, observable market data through correlation or other means for substantially the full term of the investment.

          Level 3—Investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the investment (for example, investments in illiquid securities issued by private companies).

        As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore, gains and losses for such investments categorized within the Level 3 table below may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3). Main Street conducts reviews of fair value hierarchy classifications on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain investments.

        As of December 31, 2009 and 2008, all of Main Street's marketable securities and idle funds investments consisted primarily of investments in secured debt investments, certificates of deposit, and diversified bond funds. The fair value determination for these investments primarily consisted of observable inputs in non-active markets. As a result, all of Main Street's marketable securities and idle funds investments were categorized as Level 2 as of December 31, 2009 and 2008, with a fair value of $18,070,887 and $4,389,795, respectively.

        As of December 31, 2009, all of Main Street's portfolio investments consisted of illiquid securities issued by private companies. The fair value determination for these investments primarily consisted of unobservable inputs. As a result, all of Main Street's portfolio investments were categorized as Level 3. The fair value determination of each portfolio investment required one or more of the following unobservable inputs:

  •
  Financial information obtained from each portfolio company, including unaudited statements of operations and balance sheets for the most recent period available as compared to budgeted numbers;

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE C—FAIR VALUE HIERARCHY FOR PORTFOLIO AND IDLE FUNDS INVESTMENTS (Continued)

  •
  Current and projected financial condition of the portfolio company;

  •
  Current and projected ability of the portfolio company to service its debt obligations;

  •
  Type and amount of collateral, if any, underlying the investment;

  •
  Current financial ratios (e.g., fixed charge coverage ratio, interest coverage ratio, and net debt/EBITDA ratio) applicable to the investment;

  •
  Current liquidity of the investment and related financial ratios (e.g., current ratio and quick ratio);

  •
  Pending debt or capital restructuring of the portfolio company;

  •
  Projected operating results of the portfolio company;

  •
  Current information regarding any offers to purchase the investment;

  •
  Current ability of the portfolio company to raise any additional financing as needed;

  •
  Changes in the economic environment which may have a material impact on the operating results of the portfolio company;

  •
  Internal occurrences that may have an impact (both positive and negative) on the operating performance of the portfolio company;

  •
  Qualitative assessment of key management;

  •
  Contractual rights, obligations or restrictions associated with the investment; and

  •
  Other factors deemed relevant.

        The following table provides a summary of changes in fair value of Main Street's Level 3 portfolio investments for the year ended December 31, 2009:

Type of Investment	December 31, 2008 Fair Value	Accretion of Unearned Income	Redemptions/ Repayments/ Exits(1)	New Investments(1)	Net Changes from Unrealized to Realized	Net Unrealized Appreciation (Depreciation)	December 31, 2009 Fair Value
Debt	$81,751,043	$634,921	$(20,667,760)	$22,222,358	$7,731,945	$(7,362,526)	$84,309,981
Equity	22,735,146	—	(1,524,543)	4,381,451	1,026,210	3,759,407	30,377,671
Equity warrants	5,845,000	—	(109,510)	2,392,611	(428,000)	3,497,470	11,197,571
Investment Manager	16,675,626	—	—	—	—	(638,788)	16,036,838

	$127,006,815	$634,921	$(22,301,813)	$28,996,420	$8,330,155	$(744,437)	$141,922,061

(1)
Includes the impact of non-cash conversions

Core Portfolio Investments

        Main Street's core portfolio investments principally consist of secured debt, equity warrants and direct equity investments in privately held companies. The core debt investments are secured by either

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE C—FAIR VALUE HIERARCHY FOR PORTFOLIO AND IDLE FUNDS INVESTMENTS (Continued)

a first or second lien on the assets of the portfolio company, generally bear interest at fixed rates, and generally mature between five and seven years from the original investment. In most portfolio companies, Main Street also receives nominally priced equity warrants and/or makes direct equity investments, usually in connection with a debt investment.

        As discussed further in Note D, the Investment Manager is a wholly owned subsidiary of MSCC. However, the Investment Manager is accounted for as a portfolio investment of Main Street since it conducts a significant portion of its investment management activities for entities outside of MSCC and its subsidiaries. To allow for more relevant disclosure of Main Street's core investment portfolio, Main Street's investment in the Investment Manager has been excluded from the tables and amounts set forth below in this Note C.

        Investment income, consisting of interest, dividends and fees, can fluctuate dramatically due to various factors, including repayment of a debt investment or sale of an equity interest. Revenue recognition in any given year could be highly concentrated among several portfolio companies. For the year ended December 31, 2009, Main Street did not record investment income from any portfolio company in excess of 10% of total investment income. For the year ended December 31, 2008, Main Street recorded investment income from one portfolio company in excess of 10% of total investment income. The investment income from that portfolio company represented approximately 21% of the total investment income for the period, principally related to high levels of dividend income and transaction and structuring fees on the new investment in such company.

        As of December 31, 2009, Main Street had debt and equity investments in 35 core portfolio companies with an aggregate fair value of $125,885,223 and a weighted average effective yield on its debt investments of approximately 14.3%. Approximately 80% of Main Street's total core portfolio investments at cost were in the form of debt investments and 87% of such debt investments at cost were secured by first priority liens on the assets of Main Street's portfolio companies as of December 31, 2009. At December 31, 2009, Main Street had equity ownership in approximately 91% of its core portfolio companies and the average fully diluted equity ownership in those portfolio companies was approximately 24%. As of December 31, 2008, Main Street had debt and equity investments in 31 core portfolio companies with an aggregate fair value of $110,331,189 and a weighted average effective yield on its debt investments of approximately 14.0%. The weighted average yields were computed using the effective interest rates for all debt investments at December 31, 2009 and December 31, 2008, including amortization of deferred debt origination fees and accretion of original issue discount but excluding any debt investments on non-accrual status.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE C—FAIR VALUE HIERARCHY FOR PORTFOLIO AND IDLE FUNDS INVESTMENTS (Continued)

        Summaries of the composition of Main Street's core investment portfolio at cost and fair value as a percentage of total core portfolio investments are shown in the following table:

Cost:	December 31, 2009	December 31, 2008
First lien debt	69.3%	76.2%
Equity	13.4%	11.0%
Second lien debt	10.7%	7.4%
Equity warrants	6.6%	5.4%

	100.0%	100.0%

Fair Value:	December 31, 2009	December 31, 2008
First lien debt	57.4%	67.0%
Equity	19.5%	15.7%
Equity warrants	13.5%	10.2%
Second lien debt	9.6%	7.1%

	100.0%	100.0%

        The following table shows the core portfolio composition by geographic region of the United States at cost and fair value as a percentage of total core portfolio investments. The geographic composition is determined by the location of the corporate headquarters of the portfolio company.

Cost:	December 31, 2009	December 31, 2008
Southwest	50.1%	50.2%
West	28.6%	36.3%
Southeast	9.0%	5.1%
Midwest	6.9%	4.7%
Northeast	5.4%	3.7%

	100.0%	100.0%

Fair Value:	December 31, 2009	December 31, 2008
Southwest	51.1%	56.0%
West	28.4%	31.1%
Southeast	8.4%	4.1%
Midwest	6.3%	5.1%
Northeast	5.8%	3.7%

	100.0%	100.0%

        Main Street's core portfolio investments are generally in lower middle market companies conducting business in a variety of industries. Set forth below are tables showing the composition of

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE C—FAIR VALUE HIERARCHY FOR PORTFOLIO AND IDLE FUNDS INVESTMENTS (Continued)

Main Street's core portfolio investments by industry at cost and fair value as of December 31, 2009 and 2008:

Cost:	December 31, 2009	December 31, 2008
Professional services	10.1%	4.1%
Precast concrete manufacturing	9.7%	11.3%
Custom wood products	9.1%	9.3%
Retail	7.5%	6.5%
Electronics manufacturing	7.1%	7.6%
Agricultural services	6.6%	8.3%
Industrial equipment	6.4%	12.0%
Transportation/Logistics	6.1%	6.6%
Restaurant	5.6%	6.1%
Information services	5.1%	0.9%
Industrial services	5.0%	0.5%
Health care services	4.7%	4.2%
Manufacturing	4.1%	4.7%
Equipment rental	3.6%	2.1%
Health care products	3.0%	5.8%
Metal fabrication	2.5%	3.4%
Governmental services	2.0%	0.0%
Infrastructure products	1.6%	1.7%
Distribution	0.2%	0.1%
Mining and minerals	0.0%	4.8%

	100.0%	100.0%

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE C—FAIR VALUE HIERARCHY FOR PORTFOLIO AND IDLE FUNDS INVESTMENTS (Continued)

Fair Value:	December 31, 2009	December 31, 2008
Precast concrete manufacturing	11.5%	13.7%
Professional services	10.1%	5.4%
Health care services	9.1%	6.1%
Agricultural services	7.9%	8.1%
Industrial services	7.0%	2.8%
Retail	6.6%	7.0%
Transportation/Logistics	6.3%	6.5%
Electronics manufacturing	6.2%	7.7%
Restaurant	6.2%	6.7%
Industrial equipment	5.2%	10.2%
Metal fabrication	4.5%	4.3%
Information services	4.4%	0.9%
Manufacturing	3.9%	5.1%
Custom wood products	3.2%	6.8%
Health care products	2.9%	5.8%
Equipment rental	2.3%	2.0%
Governmental services.	2.1%	0.0%
Distribution	0.4%	0.4%
Infrastructure products	0.2%	0.5%

	100.0%	100.0%

        At December 31, 2009, Main Street had one investment that was greater than 10% of its total core investment portfolio at fair value. That investment represented approximately 12% of the core portfolio at fair value. At December 31, 2008, Main Street had one investment that was greater than 10% of its total core investment portfolio at fair value. That investment represented approximately 14% of the core portfolio at fair value at December 31, 2008.

NOTE D—WHOLLY OWNED INVESTMENT MANAGER

        As part of the Formation Transactions, the Investment Manager became a wholly owned subsidiary of MSCC. However, the Investment Manager is accounted for as a portfolio investment, since the Investment Manager is not an investment company and since it conducts a significant portion of its investment management activities for parties outside of MSCC and its consolidated subsidiaries. The Investment Manager has received recurring investment management fees from MSC II pursuant to a separate investment advisory agreement, paid quarterly, which currently total $3.3 million per year, and the Investment Manager also receives certain management, consulting and advisory fees for providing these services for third parties (collectively, the "External Services"). The portfolio investment in the Investment Manager is accounted for using fair value accounting, with the fair value determined by Main Street and approved, in good faith, by Main Street's Board of Directors, based on the same valuation methodologies applied to determine the original $18 million valuation. The valuation for the Investment Manager is based on the total estimated present value of the net cash flows received for the External Services, over the estimated dollar averaged life of the related investment management,

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE D—WHOLLY OWNED INVESTMENT MANAGER (Continued)

advisory or consulting contract, and is also based on comparable public market transactions. The net cash flows utilized in the valuation of the Investment Manager exclude any revenues and expenses from MSCC and its subsidiaries, but include the revenues attributable to External Services, and are reduced by an estimated allocation of costs related to providing such External Services. Any change in fair value of the investment in the Investment Manager is recognized on Main Street's statement of operations as "Unrealized appreciation (depreciation) in Investment in affiliated Investment Manager," with a corresponding increase (in the case of appreciation) or decrease (in the case of depreciation) to "Investment in affiliated Investment Manager" on Main Street's balance sheet. Main Street believes that the valuation for the Investment Manager will generally decrease over the life of the investment management, advisory and consulting contracts attributable to third parties, absent obtaining additional recurring cash flows from performing External Services for other external investment entities or other third parties.

        The Investment Manager has elected, for tax purposes, to be treated as a taxable entity and is taxed at normal corporate tax rates based on its taxable income. The taxable income of the Investment Manager may differ from its book income due to temporary book and tax timing differences, as well as permanent differences. The Investment Manager provides for any current taxes payable and deferred tax items in its separate financial statements.

        MSCC has a support services agreement with the Investment Manager that is structured to provide reimbursement to the Investment Manager for any personnel, administrative and other costs it incurs in conducting its operational and investment management activities in excess of the fees received for providing External Services. As a wholly owned subsidiary of MSCC, the Investment Manager manages the day-to-day operational and investment activities of MSCC and its subsidiaries, as well as the investment activities of MSC II. The Investment Manager pays personnel and other administrative expenses, except those specifically required to be borne by MSCC, which principally include direct costs that are specific to MSCC's status as a publicly traded entity. The expenses paid by the Investment Manager include the cost of salaries and related benefits, rent, equipment and other administrative costs required for day-to-day operations.

        Pursuant to the support services agreement with MSCC, the Investment Manager is reimbursed by MSCC for its excess cash expenses associated with providing investment management and other services to MSCC and its subsidiaries, as well as MSC II and third parties. Each quarter, as part of the support services agreement, MSCC makes payments to cover all cash expenses incurred by the Investment Manager, less the External Services fees that the Investment Manager receives from MSC II and third parties pursuant to long-term investment advisory agreements and consulting agreements. For the years ended December 31, 2009 and 2008, the expenses reimbursed by MSCC to the Investment Manager were $569,868 and $1,006,835, respectively.

        In its separate stand alone financial statements as summarized below, the Investment Manager recognized an $18 million intangible asset related to the investment advisory agreement with MSC II consistent with Staff Accounting Bulletin No. 54, Application of "Pushdown" Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase ("SAB 54"). Under SAB 54, push-down accounting is required in "purchase transactions that result in an entity becoming substantially wholly owned." In this case, MSCC acquired 100% of the equity interests in the Investment Manager. Because the $18 million value attributed to MSCC's investment in the Investment Manager was derived from the long-term, recurring management fees under the investment advisory agreement with MSC II, the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE D—WHOLLY OWNED INVESTMENT MANAGER (Continued)

same methodology used to determine the $18 million valuation of the Investment Manager was utilized to establish the push-down accounting basis for the intangible asset. The intangible asset is being amortized over the estimated economic life of the investment advisory agreement with MSC II. For the years ended December 31, 2009 and 2008, the Investment Manager recognized $950,589 and $1,174,207 in amortization expense associated with the intangible asset. Amortization expense is not included in the expenses reimbursed by MSCC to the Investment Manager based upon the support services agreement since it is non-cash in nature.

        Summarized financial information from the separate financial statements of the Investment Manager is as follows:

	As of December 31,
	2009	2008
	(Unaudited)
ASSETS
Cash	$70,882	$20,772
Accounts receivable	24,796	17,990
Accounts receivable—MSCC	217,422	302,633
Intangible asset (net of accumulated amortization of $2,124,797 and $1,174,207 as of December 31, 2009 and 2008, respectively)	15,875,203	16,825,793
Deposits and other	80,719	103,392

Total assets	$16,269,022	$17,270,580

LIABILITIES
Accrued liabilities	$538,391	$589,360
Equity	15,730,631	16,681,220

Total liabilities and equity	$16,269,022	$17,270,580

			For the Period October 2, 2007 through December 31, 2007
	Years Ended
	December 31, 2009	December 31, 2008
	(Unaudited)	(Unaudited)	(Unaudited)
Management fee income from Main Street Capital II	$3,325,200	$3,325,200	$831,300
Other management advisory fees	287,200	47,750	—

Total income	3,612,400	3,372,950	831,300
EXPENSES
Salaries, benefits and other personnel costs	(3,415,837)	(3,483,336)	(612,377)
Occupancy expense	(348,761)	(184,285)	(45,343)
Professional expenses	(12,794)	(81,208)	(57,703)
Amortization expense—intangible asset	(950,589)	(1,174,207)	—
Other	(404,876)	(630,956)	(115,877)
Expense reimbursement from MSCC	569,868	1,006,835	—

Total net expenses	(4,562,989)	(4,547,157)	(831,300)

Net income	$(950,589)	$(1,174,207)	$—

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE E—DEFERRED FINANCING COSTS

        Deferred financing costs balances as of December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008
SBIC debenture commitment fees	$650,000	$550,000
SBIC debenture leverage fees	1,610,075	1,367,575
Other	423,109	673,700

Subtotal	2,683,184	2,591,275
Accumulated amortization	(1,071,676)	(956,037)

Net deferred financing costs balance	$1,611,508	$1,635,238

        Estimated aggregate amortization expense for each of the five years succeeding December 31, 2009 and thereafter is as follows:

Years Ending December 31,	Estimated Amortization
2010	$377,637
2011	$342,133
2012	$226,008
2013	$216,674
2014	$169,570
2015 and thereafter	$279,486

NOTE F—SBIC DEBENTURES

        SBIC debentures payable at December 31, 2009 and 2008 were $65 million and $55 million, respectively. SBIC debentures provide for interest to be paid semi-annually, with principal due at the applicable 10-year maturity date. The weighted average interest rate as of December 31, 2009 and 2008 was 5.04% and 5.78%, respectively. The first principal maturity due under the existing SBIC debentures is in 2013, and the weighted average duration is approximately 6.1 years. In accordance with SBA regulations, MSMF is precluded from incurring additional non-SBIC debt without the prior approval of the SBA. MSMF is subject to regular compliance examinations by the SBA. There have been no historical findings resulting from these examinations.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE F—SBIC DEBENTURES (Continued)

        SBIC Debentures payable at December 31, 2009 and 2008 consist of the following:

Pooling Date	Maturity Date	Fixed Interest Rate	Amount
9/24/2003	9/1/2013	5.76%	$4,000,000
3/24/2004	3/1/2014	5.01%	3,000,000
9/22/2004	9/1/2014	5.57%	9,000,000
9/22/2004	9/1/2014	5.54%	6,000,000
3/23/2005	3/1/2015	5.93%	2,000,000
3/23/2005	3/1/2015	5.89%	2,000,000
9/28/2005	9/1/2015	5.80%	19,100,000
3/28/2007	3/1/2017	6.23%	3,900,000
3/28/2007	3/1/2017	6.26%	1,000,000
3/28/2007	3/1/2017	6.32%	5,000,000

Balances as of December 31, 2008			55,000,000
12/8/2009	3/1/2020	0.99% (1)	10,000,000

Balances as of December 31, 2009			$65,000,000

(1)
This draw will pool in March 2010 at which time the current short-term interim interest rate will reset to a higher long-term fixed rate.

NOTE G—INVESTMENT AND TREASURY CREDIT FACILITIES

        On October 24, 2008, Main Street entered into a $30 million, three-year investment credit facility (the "Investment Facility") with Branch Banking and Trust Company ("BB&T") and Compass Bank, as lenders, and BB&T, as administrative agent for the lenders. The purpose of the Investment Facility is to provide additional liquidity in support of future investment and operational activities. The Investment Facility allows for an increase in the total size of the facility up to $75 million, subject to certain conditions, and has a maturity date of October 24, 2011. Borrowings under the Investment Facility bear interest, subject to Main Street's election, on a per annum basis equal to (i) the applicable LIBOR rate plus 2.75% or (ii) the applicable base rate plus 0.75%. Main Street pays unused commitment fees of 0.375% per annum on the average unused lender commitments under the Investment Facility. The Investment Facility is secured by a first lien on the assets of MSCC, MSEI and the Investment Manager. The Investment Facility contains certain affirmative and negative covenants, including but not limited to: (i) maintaining a minimum liquidity of not less than 10% of the aggregate principal amount outstanding, (ii) maintaining an interest coverage ratio of at least 2.0 to 1.0, and (iii) maintaining a minimum tangible net worth. At December 31, 2009, Main Street had no borrowings outstanding under the Investment Facility, and Main Street was in compliance with the required financial covenants of the Investment Facility.

        On December 31, 2007, Main Street entered into a treasury-based credit facility (the "Treasury Facility") among Main Street, Wachovia Bank, National Association and BB&T, as administrative agent for the lenders. The purpose of the Treasury Facility was to provide flexibility in the sizing of portfolio investments and to facilitate the growth of Main Street's investment portfolio. However, due to the

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE G—INVESTMENT AND TREASURY CREDIT FACILITIES (Continued)

maturation of Main Street's investment portfolio and the additional flexibility provided by the Investment Facility, Main Street unilaterally terminated the Treasury Facility on July 10, 2009 in order to eliminate the unused commitment fees that would have been paid under this facility over its remaining term.

NOTE H—FINANCIAL HIGHLIGHTS

	Years Ended December 31,
Per Share Data:	2009	2008
Net asset value at beginning of period	$12.20	$12.85
Net investment income(1)	0.92	1.13
Net realized gains (losses)(1)(2)	(0.78)	0.16
Net change in unrealized appreciation (depreciation) on investments(1)(2)	0.82	(0.44)
Income tax (provision) benefit(1)(2)	0.23	0.35

Net increase in net assets resulting from operations(1)	1.19	1.20
Net decrease in net assets from dividends paid to stockholders	(1.50)	(1.43)
Impact of monthly dividend declared as of December 31, 2008 but paid on January 15, 2009	0.13	(0.13)
Other(3)	(0.06)	(0.29)

Net asset value at December 31, 2009 and 2008	$11.96	$12.20

Market value at December 31, 2009 and 2008	$16.12	$9.77
Shares outstanding at December 31, 2009 and 2008	10,842,447	9,206,483

(1)
Based on weighted average number of common shares outstanding for the period.

(2)
Net realized gains or losses, net change in unrealized appreciation or depreciation, and income taxes can fluctuate significantly from period to period.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE H—FINANCIAL HIGHLIGHTS (Continued)

(3)
Includes the impact of the different share amounts as a result of calculating certain per share data based on the weighted average basic shares outstanding during the period and certain per share data based on the shares outstanding as of a period end or transaction date.

	Years Ended December 31,
	2009	2008	2007
Net assets at end of period	$129,660,131	$112,356,056	$115,149,208
Average net assets	$120,539,528	$114,977,272	$56,882,526
Average outstanding debt	$57,000,000	$55,000,000	$53,020,000
Ratio of total expenses, excluding interest expense, to average net assets(1)	2.48%	2.79%	4.76%
Ratio of total expenses to average net assets(1)	5.63%	6.07%	10.47%
Ratio of net investment income to average net assets(1)	7.65%	8.97%	11.47%
Total return based on change in net asset value(2)	10.64%	9.84%	5.88%

(1)
The December 31, 2007 ratio includes the impact of professional costs related to the IPO. These costs were 25.7% and 11.7% of operating expense and total expenses, respectively, for that period.

(2)
Total return based on change in net asset value was calculated using the sum of ending net asset value plus distributions to stockholders during the period less equity issuances during the period, as divided by the beginning net asset value.

NOTE I—DIVIDENDS, DISTRIBUTIONS AND TAXABLE INCOME

        In September 2008, Main Street announced that beginning in October 2008, it would begin making dividend payments on a monthly, as opposed to a quarterly, basis. Main Street paid monthly dividends of $0.125 per share for each month beginning January 2009 through December 2009, totaling $14.9 million, or $1.50 per share, for the period. For tax purposes, the monthly dividend paid in January 2009 was applied against the calendar year 2008 taxable income distribution since that dividend was declared and accrued prior to December 31, 2008. For tax purposes, the 2009 dividends were comprised of ordinary income totaling approximately $1.22 per share and long term capital gain totaling approximately $0.16 per share. For the year ended December 31, 2008, Main Street paid dividends of approximately $13.0 million, or $1.43 per share, for the period. The dividends, which included the dividend paid in January 2009 for tax purposes, were comprised of ordinary income totaling approximately $0.95 per share and long term capital gain totaling approximately $0.60 per share. Ordinary dividend distributions from a RIC do not qualify for the 15% maximum tax rate on dividend income from domestic corporations and qualified foreign corporations, except to the extent that the RIC received the income in the form of qualifying dividends from domestic corporations and qualified foreign corporations (which Main Street did not receive during the 2009 year).

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE I—DIVIDENDS, DISTRIBUTIONS AND TAXABLE INCOME (Continued)

        MSCC has elected to be treated for federal income tax purposes as a RIC. As a RIC, MSCC generally will not pay corporate-level federal income taxes on any net ordinary income or capital gains that MSCC distributes to its stockholders as dividends. MSCC must generally distribute at least 90% of its investment company taxable income to qualify for pass-through tax treatment and maintain its RIC status. As part of maintaining RIC status, undistributed taxable income (subject to a 4% excise tax) pertaining to a given fiscal year may be distributed up to 12 months subsequent to the end of that fiscal year, provided such dividends are declared prior to the filing of the federal income tax return for the prior year.

        One of MSCC's wholly owned subsidiaries, MSEI, is a taxable entity which holds certain core portfolio investments for Main Street. MSEI is consolidated with Main Street for financial reporting purposes, and the core portfolio investments held by MSEI are included in Main Street's consolidated financial statements. The principal purpose of MSEI is to permit Main Street to hold equity investments in portfolio companies which are "pass through" entities for tax purposes in order to comply with the "source income" requirements contained in the RIC tax provisions of the Code. MSEI is not consolidated with Main Street for income tax purposes and may generate income tax expense or income tax benefit as a result of its ownership of various core portfolio investments. This income tax expense or benefit, if any, is reflected in Main Street's Consolidated Statement of Operations. For the year ended December 31, 2009, Main Street recognized an income tax benefit of $2.3 million primarily consisting of deferred tax benefits related to net unrealized depreciation on certain portfolio investments held by MSEI.

        Main Street's provision for income taxes, including MSEI, was comprised of the following:

	Years Ended December 31,
	2009	2008
Current tax expense (benefit):
Federal	$(823,045)	$663,767
State	87,923	188,560

Total current tax expense (benefit)	(735,122)	852,327
Deferred tax expense (benefit):
Federal	(1,594,719)	(4,061,969)
State	—	(85,384)

Total deferred tax expense (benefit)	(1,594,719)	(4,147,353)
Excise tax	40,000	112,625

Total income tax provision (benefit)	$(2,289,841)	$(3,182,401)

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE I—DIVIDENDS, DISTRIBUTIONS AND TAXABLE INCOME (Continued)

        Listed below is a reconciliation of "Net Increase in Net Assets Resulting From Operations" to taxable income and to total distributions declared to common stockholders for the years ended December 31, 2009 and 2008.

	Years Ended December 31,
	2009	2008
	(estimated)
Net increase in net assets resulting from operations	$11,956,229	$10,933,939
Share-based compensation expense	1,068,397	511,452
Net change in unrealized (appreciation) depreciation on investments	(8,242,107)	3,961,092
Income tax provision (benefit)	(2,289,841)	(3,182,401)
Pre-tax book loss of taxable subsidiary, MSEI, not consolidated for tax purposes	8,773,006	2,182,580
Book income and tax income differences, including debt origination, structuring fees and realized gains	187,971	1,363,200

Taxable income	11,453,655	15,769,862
Taxable income earned in prior year and carried forward for distribution in current year	3,129,727	1,481,131
Taxable income earned in current period and carried forward for distribution	(848,452)	(3,129,727)

Total distributions to common stockholders	$13,734,930	$14,121,266

(1)
Main Street's taxable income for 2009 is an estimate and will not be finally determined until the company files its 2009 tax return in 2010. Therefore, the final taxable income, and the taxable income earned in 2009 and carried forward for distribution in 2010, may be different than this estimate.

        The net deferred tax asset at December 31, 2009 and 2008 was $2.7 million and $1.1 million, respectively, and primarily related to timing differences from recognition of unrealized depreciation from debt and equity investments in portfolio investments as well as timing differences from taxable income from equity investments in portfolio companies which are flow through entities. Management believes that the realization of the deferred tax asset is more likely than not based on expectations as to future taxable income and scheduled reversals of temporary differences. Accordingly, Main Street did not record a valuation allowance at December 31, 2009.

NOTE J—COMMON STOCK AND SHARE REPURCHASE PROGRAM

        In June 2009, Main Street completed a public stock offering consisting of the public offering and sale of 1,437,500 shares of common stock, including the underwriters' exercise of the over-allotment option, at a price to the public of $12.10 per share. The offering resulted in total net proceeds of approximately $16.2 million, after deducting underwriters' commissions and offering costs.

        On November 13, 2008, Main Street announced that its Board of Directors authorized its officers, in their discretion and subject to compliance with the 1940 Act and other applicable laws, to purchase on the open market or in privately negotiated transactions, an amount up to $5 million of the

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE J—COMMON STOCK AND SHARE REPURCHASE PROGRAM (Continued)

outstanding shares of Main Street's common stock at prices per share not to exceed Main Street's last reported net asset value per share. The repurchase program terminated as of December 31, 2009. During November and December 2008, Main Street purchased 34,700 shares in connection with the repurchase program at a weighted average cost of $9.54 per share. During January through March of 2009, Main Street purchased 164,544 shares in connection with the repurchase program at a weighted average cost of $9.82 per share.

        On October 2, 2007, Main Street initiated the Formation Transactions and acquired 100% of the equity interests in MSMF, MSMF GP, and the Investment Manager in exchange for 4,525,726 shares.

        On October 4, 2007, Main Street completed the IPO. The IPO consisted of the public offering and sale of 4,300,000 shares of common stock, including the underwriters' exercise of the over-allotment option, at a price to the public of $15.00 per share, resulting in net proceeds of approximately $60.2 million, after deducting underwriters' commissions totaling approximately $4.3 million.

NOTE K—PARTNERS' CAPITAL CONTRIBUTIONS, ALLOCATIONS AND DISTRIBUTIONS

        Prior to the Formation Transactions, MSMF had received irrevocable commitments from investors to contribute capital of $26,665,548, which had been substantially paid in through the date of the Formation Transactions (October 2, 2007).

        MSMF is a licensed SBIC, and prior to the Formation Transactions, was able to make distributions of cash and/or property only at such times as permitted by the SBIC Act and as determined under the Partnership Agreement. Under the Partnership Agreement, MSMF GP was entitled to 20% of MSMF's distributions, subject to a "clawback" provision that required MSMF GP to return an amount of allocated profits and distributions to MSMF if, and to the extent that, distributions to MSMF GP over the life of MSMF caused the limited partners of MSMF to receive cumulative distributions which were less than their share (approximately 80%) of the cumulative net profits of MSMF. MSMF made total distributions of $6,500,000 from January 1, 2007 through the date of the Formation Transactions (October 2, 2007).

NOTE L—DIVIDEND REINVESTMENT PLAN ("DRIP")

        Main Street's DRIP provides for the reinvestment of dividends on behalf of its stockholders, unless a stockholder has elected to receive dividends in cash. As a result, if Main Street declares a cash dividend, the company's stockholders who have not "opted out" of the DRIP by the dividend record date will have their cash dividend automatically reinvested into additional shares of MSCC common stock. Main Street has the option to satisfy the share requirements of the DRIP through the issuance of shares of common stock or through open market purchases of common stock by the DRIP plan administrator. Newly issued shares will be valued based upon the final closing price of MSCC's common stock on the valuation date determined for each dividend by Main Street's Board of Directors. Shares purchased in the open market to satisfy the DRIP requirements will be valued based upon the average price of the applicable shares purchased by the DRIP plan administrator, before any associated brokerage or other costs. Main Street's DRIP is administered by its transfer agent on behalf of Main Street's record holders and participating brokerage firms. Brokerage firms and other financial intermediaries may decide not to participate in Main Street's DRIP but may provide a similar dividend reinvestment plan.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE L—DIVIDEND REINVESTMENT PLAN ("DRIP") (Continued)

        For the year ended December 31, 2009, $5.4 million of the total $14.9 million in dividends paid to stockholders represented DRIP participation. During this period, Main Street satisfied the DRIP participation requirements with the purchase of 169,742 shares of common stock in the open market and the issuance of 271,906 new shares. For the year ended December 31, 2008, $4.9 million of the total $13.0 million in dividends paid to stockholders represented DRIP participation. Main Street satisfied the DRIP participation requirements with the purchase of 382,794 shares of common stock in the open market and the issuance of 15,820 new shares. The shares disclosed above relate only to Main Street's DRIP and exclude any activity related to broker-managed dividend reinvestment plans.

NOTE M—SHARE-BASED COMPENSATION

        Main Street accounts for its share-based compensation plans using the fair value method, as prescribed by ASC 718, Compensation—Stock Compensation. Accordingly, for restricted stock awards, Main Street measured the grant date fair value based upon the market price of its common stock on the date of the grant and will amortize this fair value to share-based compensation expense over the requisite service period or vesting term.

        On July 1, 2009, Main Street's Board of Directors approved the issuance of 99,312 shares of restricted stock to Main Street employees pursuant to the Main Street Capital Corporation 2008 Equity Incentive Plan. These shares will vest over a four-year period from the grant date and will be expensed over the four-year service period starting on the grant date. On July 1, 2008, Main Street's Board of Directors approved the issuance of 245,645 shares of restricted stock to Main Street employees pursuant to the Main Street Capital Corporation 2008 Equity Incentive Plan. These shares are vesting over a four-year period from the grant date and are being expensed over the four-year service period starting on the grant date.

        On July 1, 2009, a total of 8,512 shares of restricted stock was issued to Main Street's independent directors pursuant to the Main Street Capital Corporation 2008 Non-Employee Director Restricted Stock Plan. These shares will vest on the day immediately preceding Main Street's next annual meeting of stockholders and will be expensed over a one-year service period starting on the grant date. On July 1, 2008, a total of 20,000 shares of restricted stock was issued to Main Street's independent directors pursuant to the Main Street Capital Corporation 2008 Non-Employee Director Restricted Stock Plan. One-half of those shares vested immediately on the grant date, and the remaining half vested on the day immediately preceding the June 2009 annual meeting of stockholders. As a result, 50% of those shares were expensed during July 2008, and the remaining 50% were expensed over a one-year service period starting on the grant date and ending in June 2009.

        For the years ended December 31, 2009 and 2008, Main Street recognized total share-based compensation expense of $1,068,397 and $511,452, respectively, related to the restricted stock issued to Main Street employees and Main Street's independent directors.

        As of December 31, 2009, there was $3,123,710 of total unrecognized compensation expense related to Main Street's non-vested restricted shares. This compensation expense is expected to be recognized over a weighted-average period of approximately 2.9 years.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE N—COMMITMENTS

        At December 31, 2009, Main Street had three outstanding commitments to fund unused revolving loans for up to $6,315,000 in total.

NOTE O—SUPPLEMENTAL CASH FLOW DISCLOSURES

        Listed below are the supplemental cash flow disclosures for the years ended December 31, 2009, 2008, and 2007:

	Year Ended December 31,
	2009	2008	2007
Interest paid	$3,415,200	$3,306,313	$2,852,002
Taxes paid	$109,404	$355,053	$—
Non-cash financing activities:
Shares issued for Investment in the Investment Manager	$—	$—	$18,000,000
Shares issued pursuant to the DRIP	$3,692,720	$213,729	$1,903,116

NOTE P—SELECTED QUARTERLY DATA (UNAUDITED)

	2009
	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
Total investment income	$3,592,425	$3,600,070	$4,501,598	$4,308,154
Net investment income	$2,116,266	$1,987,140	$2,625,041	$2,493,382
Net increase (decrease) in net assets resulting from operations	$(467,798)	$3,739,137	$7,037,142	$1,647,748
Net investment income per share—basic and diluted	$0.23	$0.21	$0.25	$0.23
Net increase (decrease) in net assets resulting from operations per share—basic and diluted	$(0.05)	$0.39	$0.66	$0.15

	2008
	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
Total investment income	$4,027,366	$4,176,911	$4,457,324	$4,633,825
Net investment income	$2,504,062	$2,586,575	$2,529,950	$2,694,549
Net increase in net assets resulting from operations	$3,202,636	$4,488,097	$2,673,703	$569,503
Net investment income per share—basic and diluted	$0.28	$0.29	$0.27	$0.30
Net increase in net assets resulting from operations per share—basic and diluted	$0.36	$0.50	$0.29	$0.06

NOTE Q—RELATED PARTY TRANSACTIONS

        We co-invested with MSC II in several existing portfolio investments prior to the Formation Transactions, but did not co-invest with MSC II subsequent to the Formation Transactions and prior to June 2008. In June 2008, we received exemptive relief from the SEC to allow us to resume co-investing with MSC II in accordance with the terms of such exemptive relief. The co-investments among us and

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE Q—RELATED PARTY TRANSACTIONS (Continued)

MSC II have all been made at the same time and on the same terms and conditions. The co-investments were also made in accordance with the Investment Manager's conflicts policy and in accordance with the applicable SBIC conflict of interest regulations. MSC II is managed by the Investment Manager, and the Investment Manager is wholly owned by us. In January 2010, pursuant to the Exchange Offer Transactions, we issued 1,239,695 shares of common stock in exchange for approximately 88% of the total dollar value of the limited partner interests in MSC II.

        As discussed further in Note D to the accompanying consolidated financial statements, subsequent to the completion of the Formation Transactions, the Investment Manager is a wholly owned portfolio company of MSCC. At December 31, 2009 and 2008, the Investment Manager had a receivable of $217,422 and $302,633, respectively, with MSCC related to net cash expenses incurred by the Investment Manager required to support Main Street's business.

NOTE R—SUBSEQUENT EVENTS

  Exchange Offer

        On January 7, 2010, MSCC consummated the Exchange Offer to exchange 1,239,695 shares (the "Exchange Shares") of its common stock for approximately 88% of the total dollar value of the limited partner interests in MSC II. Pursuant to the terms of the Exchange Offer, 100% of the membership interests in MSC II GP were also transferred to MSCC for no consideration. MSC II commenced operations in January 2006, is an investment fund that operates as an SBIC and is managed by the Investment Manager. The Exchange Offer was applicable to all MSC II limited partner interests except for any limited partner interests owned by affiliates of MSCC, including any limited partner interests owned by officers or directors of MSCC. The Exchange Offer was formally approved by the SBA prior to closing. The Exchange Shares are subject to a one-year contractual lock-up from the Exchange Offer closing date. An approximately 12% minority ownership in the total dollar value of the MSC II limited partnership interests remains outstanding, including approximately 5% owned by affiliates of MSCC.

        As of the closing date of the Exchange Offer, MSC II had $70 million of SBIC debentures outstanding, which are guaranteed by the SBA and carry an average fixed interest rate of approximately 6%. The first principal maturity related to MSC II's SBIC debentures does not occur until 2016.

        The Exchange Offer is being accounted for under the acquisition method of accounting in accordance with ASC 805. Accordingly, the purchase price was preliminarily allocated to the acquired assets and liabilities based on their estimated fair values at the Exchange Offer acquisition date as summarized in the following table. The fair value of the MSC II net assets acquired exceeded the fair

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE R—SUBSEQUENT EVENTS (Continued)

value of the stock consideration issued, resulting in a bargain purchase gain that will be recorded by Main Street in the period that the Exchange Offer was completed.

Value of the stock consideration issued for limited partner interests acquired	$19,934,296 (1)
Fair value of noncontrolling limited partner interests	3,322,370 (2)

Total stock consideration and noncontrolling interest value	23,256,666
Fair value of MSC II assets and liabilities:
Cash and marketable securities (net of distribution to limited partners)	10,841,421
Debt investments acquired at fair value	56,143,457
Equity investments acquired at fair value	14,930,614
Other assets	808,558
SBIC debt at fair value	(53,139,092)
Deferred tax liability assumed	(378,932)
Other liabilities	(1,519,608)

Total fair value of MSC II net assets	27,686,418

Estimated bargain purchase gain	4,429,752
Estimated transaction costs associated with the Exchange Offer	(250,000)

Estimated bargain purchase gain, net of transaction costs	$4,179,752

(1)
The value of the shares of common stock exchanged for a majority of MSC II limited partner interests was based upon the closing price of Main Street's common stock at January 7, 2010, the closing date of the Exchange Offer.

(2)
The fair value of the noncontrolling limited partner interests is based on the noncontrolling interests' 12% share in the total fair value of MSC II net assets.

        Consummation of the Exchange Offer Transactions provides Main Street with access to additional long-term, low-cost leverage capacity through the SBIC program. The American Recovery and Reinvestment Act of 2009 enacted in February 2009 (the "Stimulus Bill") increased the maximum amount of combined SBIC leverage (or SBIC leverage cap) to $225 million for affiliated SBIC funds from the previous SBIC leverage cap of approximately $137 million. Since the increase in the SBIC leverage cap applies to affiliated SBIC funds, Main Street is required to allocate such increased borrowing capacity between MSMF and MSC II. Subsequent to the Exchange Offer, Main Street will have access to an incremental $90 million in SBIC leverage capacity, subject to the required capitalization of each of the Funds, in addition to the $70 million of existing MSC II SBIC leverage and the $65 million of SBIC leverage at MSMF. At the closing of the Exchange Offer, Main Street funded approximately $24 million in unfunded limited partner commitments for the limited partner interests it acquired in connection with the Exchange Offer in order to comply with SBA regulatory requirements. The $24 million capital contribution to MSC II was funded by Main Street in part with approximately $12 million drawn down under its $30 million investment credit facility. Main Street currently projects that consummation of the Exchange Offer Transactions will be accretive to its calendar year 2010 distributable net investment income per share.

MAIN STREET CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE R—SUBSEQUENT EVENTS (Continued)

  Equity Offering

        Subsequent to the Exchange Offer in January 2010, we completed a public stock offering consisting of the public offering and sale of 2,875,000 shares of common stock, including the underwriters' exercise of the over-allotment option, at a price to the public of $14.75 per share, resulting in total net proceeds of approximately $40.1 million, after deducting underwriters' commissions and offering costs. Based upon the net proceeds from this offering and existing cash, marketable securities, and idle funds investments, we estimate that we have the required capitalization to access all of the $90 million in incremental SBIC leverage available through the SBIC Funds. Main Street used approximately $12 million of the net proceeds from this offering to repay outstanding debt borrowed under its $30 million investment credit facility to fund MSC II capital commitments assumed in the Exchange Offer. Main Street intends to use the remaining net proceeds from this offering to make investments in lower middle market companies in accordance with its investment objective and strategies, pay operating expenses and other cash obligations and for general corporate purposes. Pending such uses, Main Street may invest the net proceeds of this offering primarily in marketable securities and idle funds investments, which may include investments in secured intermediate term bank debt and other independently rated debt investments.

  Other

        During January 2010, Main Street sold its investment in Quest Design and Production, LLC ("Quest"), which was on non-accrual status as of December 31, 2009. Main Street had recorded unrealized depreciation as of December 31, 2009 on its investment in Quest equal to the $4.0 million loss it will realize in the first quarter of 2010 related to the exit of this investment.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders' of
Main Street Capital Corporation

        We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Main Street Capital Corporation referred to in our report dated March 10, 2010, which is included in Post-Effective Amendment No. 5 to the Registration Statement and Prospectus. Our report on the consolidated financial statements includes explanatory paragraphs, which discussed the adoption of new accounting guidance related to fair value measurements and the calculation of basic earnings per common share reflecting the inclusion of certain instruments granted in share based payment transactions as discussed in Note B to the consolidated financial statements. Our audits of the basic financial statements include the accompanying financial statement schedule which is the responsibility of the Company's management. In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Houston, Texas
March 10, 2010

 Schedule 12-14

MAIN STREET CAPITAL CORPORATION

Schedule of Investments in and Advances to Affiliates
Year ended December 31, 2009

Company	Investments(1)	Amount of Interest or Dividends Credited to Income(2)	December 31, 2008 Value	Gross Additions(3)	Gross Reductions(4)	December 31, 2009 Value
CONTROL INVESTMENTS
Café Brazil, LLC	12% Secured Debt	$334,206	$2,750,000	$—	$250,000	$2,500,000
	Member Units	14,467	1,000,000	520,000	—	1,520,000

CBT Nuggets, LLC	14% Secured Debt	252,349	1,680,000	—	—	1,680,000
	10% Secured Debt	79,300	150,000	1,065,000	300,000	915,000
	Member Units	141,479	1,625,000	—	125,000	1,500,000
	Warrants	180,000	500,000	—	500,000	—

Ceres Management, LLC	14% Secured Debt	345,453	2,372,601	4,787	—	2,377,388
(Lambs)	Member Units	—	1,300,000	—	380,000	920,000
	Class B Member Units	14,395	—	218,395	—	218,395

Condit Exhibits, LLC	13% Current/5% PIK Secured Debt	448,771	2,273,194	348,913	—	2,622,107
	Warrants	—	300,000	—	270,000	30,000

Gulf Manufacturing, LLC	Prime plus 1% Secured Debt	54,079	1,200,000	—	—	1,200,000
	13% Secured Debt	285,548	1,880,000	18,095	900,000	998,095
	Member Units	162,859	1,100,000	1,260,000	—	2,360,000
	Warrants	—	550,000	530,000	—	1,080,000

Hawthorne Customs &	13% Secured Debt	128,681	1,171,988	28,012	1,200,000	—
Dispatch Services, LLC	Member Units	956,788	435,000	405,000	—	840,000
	Warrants	—	230,000	—	230,000	—

Hydratec Holdings, LLC	12.5% Secured Debt	550,437	5,311,329	50,062	2,404,756	2,956,635
	Prime plus 1% Secured Debt	50,749	1,579,911	354,000	1,595,244	338,667
	Member Units	200,000	2,050,000	4,570,000	—	6,620,000

Jensen Jewelers of	Prime plus 2% Secured Debt	59,935	1,044,000	—	—	1,044,000
Idaho, LLC	13% Current/6% PIK Secured Debt	204,339	1,004,591	62,846	—	1,067,437
	Member Units	—	380,000	—	90,000	290,000

NAPCO Precast, LLC	Prime plus 2% Secured Debt	326,765	3,692,308	—	307,693	3,384,615
	18% Secured Debt	1,141,478	6,461,538	—	538,461	5,923,077
	Member Units	64,475	5,100,000	120,000	—	5,220,000

OMi Holdings, Inc.	12% Secured Debt	791,165	6,603,400	12,995	318,000	6,298,395
	Common Stock	2,400	570,000	—	300,000	270,000

Quest Design &	10% Secured Debt	44,957	600,000	—	400,000	200,000
Production LLC	0% Secured Debt	—	1,400,000	120,000	1,520,000	—
	Warrants	—	—	—	—	—
	Warrants	—	—	—	—	—

Thermal & Mechanical	13% Current/5% PIK Secured Debt	230,295	—	3,301,405	—	3,301,405
Equipment, LLC	Prime plus 2% Secured Debt	47,013	—	1,043,471	—	1,043,471
	Warrants	—	—	600,000	—	600,000

Universal Scaffolding &	Prime plus 1% Secured Debt	43,489	875,072	1,208	876,280	—
Equipment, LLC	13% Current/5% PIK Secured Debt	162,453	3,160,000	20,491	3,180,491	—
	Member Units	—	—	—	—	—

Uvalco Supply, LLC	Equity	94,789	1,575,000	207,500	392,500	1,390,000

Ziegler's NYPD, LLC	Prime plus 2% Secured Debt	55,763	594,239	1,013	—	595,252
	13% Current/5% PIK Secured Debt	514,461	2,663,437	148,093	35,887	2,775,643
	Warrants	—	360,000	—	—	360,000

Other		39,349	—	1,961,085	—	1,961,085

Income from Control Investments disposed of during the year		—	—	—	—	—

	Total—Control	$8,022,687	$65,542,608	$16,972,371	$16,114,312	$66,400,667

Company	Investments(1)	Amount of Interest or Dividends Credited to Income(2)	December 31, 2008 Value	Gross Additions(3)	Gross Reductions(4)	December 31, 2009 Value
AFFILIATE INVESTMENTS
Advantage Millwork	12% Secured Debt	$200,237	$2,955,442	$15,214	$1,770,656	$1,200,000
Company, Inc.	Warrants	—	—	—	—	—

American Sensor	Prime plus .5% Secured Debt	269,694	3,800,000	—	—	3,800,000
Technologies, Inc.	Warrants	—	250,000	570,010	10	820,000

California Healthcare	12% Secured Debt	207,806	1,141,706	133,694	—	1,275,400
Medical Billing, Inc.	12% Current/6% PIK Secured Debt	56,012	—	842,583	—	842,583
	Common Stock	—	390,000	790,000	—	1,180,000
	Warrants	—	240,000	1,040,000	—	1,280,000

Compact Power Equipment	12% Secured Debt	52,364	—	1,778,702	—	1,778,702
Centers, LLC	Member Units	—	—	688	—	688

Houston Plating &	Prime Plus 2%	15,750	300,000	—	—	300,000
Coatings, LLC	Member Units	317,100	2,750,000	815,000	—	3,565,000

Indianapolis Aviation	12% Secured Debt	153,486	—	2,564,759	120,000	2,444,759
Partners, LLC	Warrants	—	—	677,571	—	677,571

KBK Industries, LLC	14% Secured Debt	624,974	3,937,500	50,467	134,142	3,853,825
	8% Secured Debt	21,479	468,750	—	375,000	93,750
	8% Secured Debt	36,500	450,000	—	—	450,000
	Member Units	36,197	775,000	—	315,000	460,000

Laurus Healthcare, LP,	13% Secured Debt	383,444	2,275,000	—	—	2,275,000
	Warrants	—	2,500,000	1,900,000	—	4,400,000

National Trench Safety, LLC	10% PIK Debt	42,946	404,256	42,947	—	447,203
	Member Units	—	1,792,308	—	1,092,308	700,000

Olympus Building	12% Secured Debt	225,146	—	1,830,000	—	1,830,000
Services, Inc.	12% Current/3% PIK Secured Debt	3,908	—	342,782	—	342,782
	Warrants	—	—	480,000	—	480,000

Pulse Systems, LLC	14% Secured Debt	77,327	1,831,274	—	1,831,274	—
	Warrants	—	450,000	—	110,000	340,000

Schneider Sales	13% Secured Debt	270,768	1,909,972	17,728	—	1,927,700
Management, LLC	Warrants	—	45,000	—	45,000	—

Vision Interests, Inc.	13% Secured Debt	538,632	3,579,117	31,714	390,831	3,220,000
	Common Stock	—	420,000	—	420,000	—
	Warrants	—	420,000	—	420,000	—

Walden Smokey Point, Inc.	14% Current/4% PIK Secured Debt	886,249	4,704,533	210,481	—	4,915,014
	Common Stock	7,595	600,000	640,000	—	1,240,000

WorldCall, Inc.	13% Secured Debt	103,433	640,000	6,225	—	646,225
	Common Stock	—	382,837	—	282,837	100,000

Other		50,248	—	—	—	—

Income from Affiliate Investments disposed of during the year		—	—	—	—	—

	Total—Affiliate Investments	$4,581,295	$39,412,695	$14,780,565	$7,307,058	$46,886,202

This schedule should be read in conjunction with Main Street's Consolidated and Combined Financial Statements, including the Consolidated and Combined Schedule of Investments and Notes to the Consolidated Financial Statements.

(1)
The principal amount, the ownership detail for equity investments and if the investment is income producing is shown in the Consolidated and Combined Schedule of Investments.

(2)
Represents the total amount of interest, fees or dividends credited to income for the portion of the year an investment was included in Control or Affiliate categories, respectively. For investments transferred between Control and Affiliate categories during the year, any income related to the time period it was in the category other than the one shown at year end is included in "Income from Investments disposed of during the year".

(3)
Gross additions include increases in the cost basis of investments resulting from new portfolio investment, follow on investments and accrued PIK interest, and the exchange of one or more existing securities for one or more new securities. Gross Additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation as well as the movement of an existing portfolio company into this category and out of a different category.

(4)
Gross reductions include decreases in the cost basis of investments resulting from principal repayments or sales and the exchange of one or more existing securities for one or more new securities. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation as well as the movement of an existing portfolio company out of this category and into a different category.

Main Street Capital Corporation

Common Stock

PROSPECTUS

PART C
Other Information

Item 25.    Financial Statements And Exhibits

(1)
Financial Statements

        The following financial statements of Main Street Capital Corporation (the "Registrant" or the "Company") are included in Part A of this Registration Statement:

(2)
Exhibits

(a	)	Articles of Amendment and Restatement of the Registrant (previously filed as Exhibit (a) to Main Street Capital Corporation's Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on August 15, 2007 (Reg. No. 333-142879))

(b	)	Amended and Restated Bylaws of the Registrant (previously filed as Exhibit 99.1 to Main Street Capital Corporation's Current Report on Form 8-K filed on May 2, 2008 (File. No. 1-33723))

(c	)	Not Applicable

(d	)	Form of Common Stock Certificate (previously filed as Exhibit (d) to Main Street Capital Corporation's Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on August 15, 2007 (Reg. No. 333-142879))

(e	)	Dividend Reinvestment Plan (previously filed as Exhibit 4.2 to Main Street Capital Corporation's Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 21, 2008 (File. No. 1-33723))

(f)	(1)	Main Street Mezzanine Fund, LP SBIC debentures guaranteed by the SBA (previously filed as Exhibit (f)(1) to Main Street Capital Corporation's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on June 22, 2007 (Reg. No. 333-142879))

(f)	(2)	Main Street Capital II, LP SBIC debentures guaranteed by the SBA (see Exhibit (f)(1) to Pre-Effective Amendment No. 1 to Form N-2 of Main Street Capital Corporation filed with the SEC on June 22, 2007 for a substantially identical copy of the debentures)

(g)	(1)	Form of Amended and Restated Advisory Agreement by and between Main Street Capital Partners, LLC and Main Street Mezzanine Fund, LP (previously filed as Exhibit (g)(1) to Main Street Capital Corporation's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on June 22, 2007 (Reg. No. 333-142879))

(g)	(2)	Investment Management/Advisory Agreement by and between Main Street Capital Partners, LLC, Main Street Capital II, LP and Main Street Capital II GP, LLC (previously filed as Exhibit (g)(2) to Main Street Capital Corporation's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on June 22, 2007 (Reg. No. 333-142879))

(h)	(1)	Underwriting Agreement, dated May 28, 2009, between Main Street Capital Corporation and BB&T Capital Markets, a division of Scott & Stringfellow, LLC**

(h)	(2)	Underwriting Agreement, dated January 13, 2010, between Main Street Capital Corporation and Morgan Keegan & Company, Inc.**

(i)	(1)	Main Street Capital Corporation 2008 Equity Incentive Plan (previously filed as Exhibit 10.1 to Main Street Capital Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 7, 2009 (File No. 1-33723))

(i)	(2)	Main Street Capital Corporation 2008 Non-Employee Director Restricted Stock Plan (previously filed as Exhibit 4.5 to Main Street Capital Corporation's Registration Statement on Form S-8 filed on June 20, 2008 (Reg. No. 333-151799))

(j	)	Custodian Agreement (previously filed as Exhibit (j) to Main Street Capital Corporation's Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on September 21, 2007 (Reg. No. 333-142879))

(k)	(1)	Form of Confidentiality and Non-Compete Agreement by and between the Registrant and Vincent D. Foster (previously filed as Exhibit (k)(12) to Main Street Capital Corporation's Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on September 21, 2007 (Reg. No. 333-142879))

(k)	(2)	Form of Indemnification Agreement by and between the Registrant and each executive officer and director (previously filed as Exhibit (k)(13) to Main Street Capital Corporation's Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on September 21, 2007 (Reg. No. 333-142879))

(k)	(3)	Credit Agreement dated October 24, 2008 (previously filed as Exhibit 10.1 to Main Street Capital Corporation's Current Report on Form 8-K filed on October 28, 2008 (File No. 1-33723))

(k)	(4)	General Security Agreement dated October 24, 2008 (previously filed as Exhibit 10.2 to Main Street's Current Report on Form 8-K filed on October 28, 2008 (File No. 1-33723))

(k)	(5)	Custodial Agreement dated October 24, 2008 (previously filed as Exhibit 10.3 to Main Street's Current Report on Form 8-K filed on October 28, 2008 (File No. 1-33723))

(k)	(6)	Equity Pledge Agreement dated October 24, 2008 (previously filed as Exhibit 10.4 to Main Street's Current Report on Form 8-K filed on October 28, 2008 (File No. 1-33723))

(k)	(7)	First Amendment to Credit Agreement dated March 26, 2009 (previously filed as Exhibit 10.2 to Main Street Capital Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 7, 2009 (File No. 1-33723))

(k)	(8)	Second Amendment to Credit Agreement, Consent and Limit Waiver dated November 10, 2009**

(k)	(9)	Third Amendment to Credit Agreement dated December 17, 2009**

(k)	(10)	Support Services Agreement effective as of October 2, 2007 by and between Main Street Capital Corporation and Main Street Capital Partners, LLC (previously filed as Exhibit (k)(16) to Main Street Capital Corporation's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on January 30, 2009 (Reg. No. 333-155806))

(l)	(1)	Opinion and Consent of Counsel**

(m	)	Not Applicable

(n)	(1)	Consent of Grant Thornton LLP regarding Main Street Capital Corporation*

(n)	(2)	Report of Grant Thornton LLP regarding the senior security table contained herein**

(r	)	Code of Ethics (previously filed as Exhibit (r) to Main Street Capital Corporation's Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on August 15, 2007 (Reg. No. 333-142879))

(s	)	Power of Attorney**

*
Filed herewith.

**
Previously filed as an exhibit to this registration statement.

Item 26.    Marketing Arrangements

        The information contained under the heading "Plan of Distribution" on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27.    Other Expenses Of Issuance And Distribution

SEC registration fee	$11,790
Nasdaq Global Select Market additional listing fee	45,000	*
FINRA filing fee	30,500
Accounting fees and expenses	75,000	*
Legal fees and expenses	150,000	*
Printing and engraving	100,000	*
Miscellaneous fees and expenses	10,000	*

Total	$422,290

*
Estimated for filing purposes.

All of the expenses set forth above shall be borne by the Registrant.

Item 28.    Persons Controlled By Or Under Common Control

  •
  Main Street Mezzanine Fund, LP—a Delaware limited partnership

  •
  Main Street Mezzanine Management, LLC—a Delaware limited liability company

  •
  Main Street Capital Partners, LLC—a Delaware limited liability company

  •
  Main Street Equity Interests, Inc.—a Delaware corporation

  •
  Main Street Capital II, LP—a Delaware limited partnership

  •
  Main Street Capital II GP, LLC—a Delaware limited liability company

  •
  MSCII Equity Interests, LLC—a Delaware limited liability company

        In addition, Main Street Capital Corporation may be deemed to control certain portfolio companies. For a more detailed discussion of these entities, see "Portfolio Companies" in the prospectus.

Item 29.    Number Of Holders Of Securities

        The following table sets forth the number of record holders of the Registrant's capital stock at June 15, 2010.

Title of Class	Number of Record Holders
Common stock, $0.01 par value	238

Item 30.    Indemnification

        Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our articles of incorporation contain such a provision that eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the "1940 Act").

        Our articles of incorporation require us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in our best interest or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

        Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to a proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in our best interest or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office. Our bylaws also require that, to the maximum extent permitted by Maryland law, we may pay certain expenses incurred by any such indemnified person in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay amounts we have so paid if it is ultimately determined that indemnification of such expenses is not authorized under our bylaws.

        Maryland law requires a corporation (unless its articles of incorporation provide otherwise, which our articles of incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of his or her service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

        In addition, we have entered into Indemnity Agreements with our directors and executive officers. The form of Indemnity Agreement entered into with each director and officer was previously filed with the Commission as Exhibit (k)(13) to our Registration Statement on Form N-2 (Reg. No. 333-142879). The Indemnity Agreements generally provide that we will, to the extent specified in the agreements and to the fullest extent permitted by the 1940 Act and Maryland law as in effect on the day the agreement is executed, indemnify and advance expenses to each indemnitee that is, or is threatened to be made, a party to or a witness in any civil, criminal or administrative proceeding. We will indemnify the indemnitee against all expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred in connection with any such proceeding unless it is established that (i) the act or omission of the indemnitee was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the indemnitee actually received an improper personal benefit, or (iii) in the case of a criminal proceeding, the indemnitee had reasonable cause to believe his conduct was unlawful. Additionally, for so long as the we are subject to the 1940 Act, no advancement of expenses will be made until (i) the indemnitee provides a security for his undertaking, (ii) we are insured against losses arising by reason of any lawful advances, or (iii) the majority of a quorum of our disinterested directors, or independent counsel in a written opinion, determine based on a review of readily available facts that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification. The Indemnity Agreements also provide that if the indemnification rights provided for therein are unavailable for any reason, we will pay, in the first instance, the entire amount incurred by the indemnitee in connection with any covered proceeding and waive and relinquish any right of contribution we may have against the indemnitee. The rights provided by the Indemnity Agreements are in addition to any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled under applicable law, our articles of incorporation, our bylaws, any agreement, a vote of stockholders or a resolution of directors, or otherwise. No amendment or repeal of the Indemnity Agreements will limit or restrict any right of the indemnitee in respect of any action taken or omitted by the indemnitee prior to such amendment or repeal. The Indemnity Agreements will terminate upon the later of (i) ten years after the date the indemnitee has ceased to serve as our director or officer, or (ii) one year after the final termination of any proceeding for which the indemnitee is granted rights of indemnification or advancement of expenses or which is brought by the indemnitee. The above description of the Indemnity Agreements is subject to, and is qualified in its entirety by reference to, all the provisions of the form of Indemnity Agreement, previously filed with the Commission as Exhibit (k)(13) to our Registration Statement on Form N-2 (Reg. No. 333-142879).

        We have obtained primary and excess insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

Item 31.    Business And Other Connections Of Investment Manager

        Not Applicable

Item 32.    Location Of Accounts And Records

        All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the Registrant's offices at 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

Item 33.    Management Services

        Not Applicable

Item 34.    Undertakings

        1.     We hereby undertake to suspend any offering of shares until the prospectus is amended if (1) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement or (2) our net asset value increases to an amount greater than our net proceeds (if applicable) as stated in the prospectus.

        2.     We hereby undertake:

  a.
  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (1)
  to include any prospectus required by Section 10(a)(3) of the 1933 Act;

  (2)
  to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

  (3)
  to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

  b.
  for the purpose of determining any liability under the 1933 Act, that each such post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

  c.
  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  d.
  for the purpose of determining liability under the 1933 Act to any purchaser, that if we are subject to Rule 430C under the 1933 Act, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  e.
  for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

  (1)
  any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

  (2)
  the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and

  (3)
  any other communication that is an offer in the offering made by us to the purchaser.

  f.
  to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event our shares of common stock are trading below our net asset value per share and either (i) we receive, or have been advised by our independent registered accounting firm that we will receive, an audit report reflecting substantial doubt regarding our ability to continue as a going concern or (ii) we have concluded that a fundamental change has occurred in our financial position or results of operations.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 17, 2010.

MAIN STREET CAPITAL CORPORATION
By:	/s/ VINCENT D. FOSTER Vincent D. Foster Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ VINCENT D. FOSTER Vincent D. Foster		Chairman and Chief Executive Officer (principal executive officer)	June 17, 2010
/s/ TODD A. REPPERT Todd A. Reppert		President, Chief Financial Officer and Director (principal financial officer)	June 17, 2010
/s/ MICHAEL S. GALVAN Michael S. Galvan		Vice President and Chief Accounting Officer (principal accounting officer)	June 17, 2010
/s/ RODGER A. STOUT Rodger A. Stout		Senior Vice President-Finance & Administration, Chief Compliance Officer and Treasurer	June 17, 2010
* Michael Appling Jr.		Director	June 17, 2010
* Joseph E. Canon		Director	June 17, 2010
* William D. Gutermuth		Director	June 17, 2010
* Arthur L. French		Director	June 17, 2010
*By:	/s/ VINCENT D. FOSTER Vincent D. Foster Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
(n)(1)	Consent of Grant Thornton LLP regarding Main Street Capital Corporation